     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 2011.
                                                            FILE NOS. 333-
                                                                       811-08810
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                      UNDER

                             THE SECURITIES ACT OF 1933                          [X]

                            Pre-Effective Amendment No.                          [ ]

                            Post-Effective Amendment No.                         [ ]


                                     and/or

                             REGISTRATION STATEMENT
                              UNDER THE INVESTMENT

                                 COMPANY ACT OF 1940                             [X]

                                   Amendment No.                                 [ ]


                        (CHECK APPROPRIATE BOX OR BOXES)

                                  ------------

                          FS VARIABLE SEPARATE ACCOUNT
                           (Exact Name of Registrant)

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                               (Name of Depositor)

                           ONE WORLD FINANCIAL CENTER
                               200 LIBERTY STREET
                            NEW YORK, NEW YORK 10281
              (Address of Depositor's Principal Offices) (Zip Code)

        DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (800) 996-9786


                             MALLARY L. REZNIK, ESQ.
                     C/O SUNAMERICA RETIREMENT MARKETS, INC.
                       LOS ANGELES, CALIFORNIA 90067-6022
      (Name and Address of Agent for Service for Depositor and Registrant)


Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

Title of Securities Being Registered: Units of interest in FS Variable Separate Account of The United States Life Insurance Company in the City of New York under variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          FS VARIABLE SEPARATE ACCOUNT

                              CROSS REFERENCE SHEET

                              PART A -- PROSPECTUS

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
1.   Cover Page..............................   Cover Page
2.   Definitions.............................   Glossary
3.   Synopsis................................   Highlights; Fee Tables; Portfolio
                                                Expenses; Examples
4.   Condensed Financial Information.........   Appendix - Condensed Financial
                                                Information
5.   General Description of Registrant,
     Depositor and Portfolio Companies.......   The Polaris Retirement Protector
                                                Variable Annuity; Other Information
6.   Deductions..............................   Expenses
7.   General Description of Variable Annuity
     Contracts...............................   The Polaris Retirement Protector
                                                Variable Annuity; Purchasing a
                                                Polaris Retirement Protector Variable
                                                Annuity; Investment Options
8.   Annuity Period..........................   Annuity Income Options
9.   Death Benefit...........................   Death Benefits
10.  Purchases and Contract Value............   Purchasing a Variable Annuity
                                                Contract
11.  Redemptions.............................   Access To Your Money
12.  Taxes...................................   Taxes
13.  Legal Proceedings.......................   Legal Proceedings
14.  Table of Contents of Statement of
     Additional Information..................   Table of Contents of  Statement of
                                                Additional Information

                  PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

ITEM NUMBER
IN FORM N-4                                                 CAPTION
-----------                                                 -------
15. Cover Page.........................   Cover Page
16. Table of Contents..................   Table of Contents
17. General Information and History....   The Polaris Retirement Protector Variable
                                          Annuity (P);
                                          Separate Account; General Account (P);
                                          Investment Options (P);
                                          Other Information (P)
18. Services...........................   Other Information (P)
19. Purchase of Securities Being
    Offered............................   Purchasing a Polaris Retirement Protector
                                          Variable Annuity (P)
20. Underwriters.......................   Distribution of Contracts
21. Calculation of Performance Data....   Performance Data
22. Annuity Payments...................   Annuity Income Options (P);
                                          Income Payments; Annuity Unit Values
23. Financial Statements...............   Depositor: Other Information (P);
                                          Financial Statements; Registrant:
                                          Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                          POLARIS Retirement Protector

                                   PROSPECTUS
                                 JANUARY 3, 2012

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                               issued by Depositor
                  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
             in all states except in New York where it is issued by
        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                               in connection with
                            VARIABLE SEPARATE ACCOUNT
                                       and
                          FS VARIABLE SEPARATE ACCOUNT


This variable annuity has several investment choices - Variable Portfolios (which are subaccounts of the separate account) and available Fixed Account options. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed below. The Underlying Funds are part of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Seasons Series Trust and SunAmerica Series Trust.

UNDERLYING FUNDS:                                                          MANAGED BY:
     Aggressive Growth                                                     Wells Capital Management Incorporated
     Alliance Growth                                                       AllianceBernstein L.P.
     American Funds Asset Allocation SAST                                  Capital Research and Management
                                                                           Company(1)
     American Funds Global Growth SAST                                     Capital Research and Management
                                                                           Company(1)
     American Funds Growth-Income SAST                                     Capital Research and Management
                                                                           Company(1)
     American Funds Growth SAST                                            Capital Research and Management
                                                                           Company(1)
     Asset Allocation                                                      Edge Asset Management, Inc.
     Balanced                                                              J.P. Morgan Investment Management Inc.
     Blue Chip Growth                                                      SunAmerica Asset Management Corp.
     Capital Appreciation                                                  Wellington Management Company, LLP
     Capital Growth                                                        OppenheimerFunds, Inc.
     Cash Management                                                       BofA Advisors, LLC
     Corporate Bond                                                        Federated Investment Management
                                                                           Company
     Davis Venture Value                                                   Davis Selected Advisers, L.P.
     "Dogs" of Wall Street(2)                                              SunAmerica Asset Management Corp.
     Emerging Markets                                                      Putnam Investment Management, LLC
     Equity Opportunities                                                  OppenheimerFunds, Inc.
     Foreign Value                                                         Templeton Investment Counsel, LLC
     Franklin Income Securities Fund                                       Franklin Advisers, Inc.
     Franklin Templeton VIP Founding Funds Allocation Fund                 Franklin Templeton Services, LLC(3)
     Fundamental Growth                                                    Wells Capital Management Incorporated
     Global Bond                                                           Goldman Sachs Asset Management
                                                                           International
     Global Equities                                                       J.P. Morgan Investment Management Inc.
     Government and Quality Bond                                           Wellington Management Company, LLP
     Growth                                                                Wellington Management Company, LLP
     Growth-Income                                                         J.P. Morgan Investment Management Inc.
     Growth Opportunities                                                  Invesco Advisers, Inc.
     High-Yield Bond                                                       PineBridge Investments LLC
     International Diversified Equities                                    Morgan Stanley Investment Management
                                                                           Inc.
     International Growth and Income                                       Putnam Investment Management, LLC
     Invesco Van Kampen V.I. Capital Growth Fund, Series II Shares         Invesco Advisers, Inc.
     Invesco Van Kampen V.I. Comstock Fund, Series II Shares               Invesco Advisers, Inc.
     Invesco Van Kampen V.I. Growth and Income Fund, Series II Shares      Invesco Advisers, Inc.
     Lord Abbett Growth and Income                                         Lord, Abbett & Co. LLC
     Managed Allocation Balanced                                           Ibbotson Associates, Inc.
     Managed Allocation Growth                                             Ibbotson Associates, Inc.
     Managed Allocation Moderate                                           Ibbotson Associates, Inc.
     Managed Allocation Moderate Growth                                    Ibbotson Associates, Inc.
     Marsico Focused Growth                                                Marsico Capital Management, LLC
     MFS Massachusetts Investors Trust(2)                                  Massachusetts Financial Services
                                                                           Company
     MFS Total Return                                                      Massachusetts Financial Services
                                                                           Company
     Mid-Cap Growth                                                        J.P. Morgan Investment Management Inc.
     Natural Resources                                                     Wellington Management Company, LLP
     Real Estate                                                           Davis Selected Advisers, L.P.
     Real Return                                                           Wellington Management Company, LLP
     Small & Mid Cap Value                                                 AllianceBernstein L.P.
     Small Company Value                                                   Franklin Advisory Services, LLC
     Technology                                                            Columbia Management Investment
                                                                           Advisers, LLC
     Telecom Utility                                                       Massachusetts Financial Services
                                                                           Company
     Total Return Bond                                                     Pacific Investment Management Company
                                                                           LLC

(1) Capital Research and Management Company manages the corresponding Master Fund (defined below) in which the Underlying Fund invests.

(2) "Dogs" of Wall Street is an equity fund seeking total return including capital appreciation and current income. MFS Massachusetts Investors Trust is an equity fund seeking reasonable current income and long-term growth of capital and income.

(3) Franklin Templeton Services, LLC is the administrator of this Fund-of-Funds. Franklin Templeton Services, LLC may receive assistance from Franklin Advisers, Inc. in monitoring the Underlying Funds and the VIP Founding Fund's investment in the Underlying Funds.

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.

To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated January 3, 2012. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at (800) 445-7862 or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.

ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

GLOSSARY...................................................................    3
HIGHLIGHTS.................................................................    4
FEE TABLE..................................................................    6
     Maximum Owner Transaction Expenses....................................    6
     Contract Maintenance Fee..............................................    6
     Separate Account Annual Expenses......................................    6
     Additional Optional Feature Fee.......................................    6
     Optional SunAmerica Income Plus Fee...................................    6
     Underlying Fund Expenses..............................................    6
MAXIMUM AND MINIMUM EXPENSE EXAMPLES.......................................    8
THE POLARIS RETIREMENT PROTECTOR VARIABLE ANNUITY..........................    9
PURCHASING A POLARIS RETIREMENT PROTECTOR VARIABLE ANNUITY.................    9
     Allocation of Purchase Payments.......................................   10
     Accumulation Units....................................................   11
     Free Look.............................................................   11
     Exchange Offers.......................................................   12
     Important Information for Military Servicemembers.....................   12
INVESTMENT OPTIONS.........................................................   12
     Variable Portfolios...................................................   12
          AIM Variable Insurance Funds (Invesco Variable Insurance Funds)..   13
          Anchor Series Trust..............................................   13
          Franklin Templeton Variable Insurance Products Trust.............   13
          Lord Abbett Series Fund, Inc. ...................................   13
          Seasons Series Trust.............................................   13
          SunAmerica Series Trust..........................................   13
     Substitution, Addition or Deletion of Variable Portfolios.............   16
     Fixed Accounts........................................................   16
     Dollar Cost Averaging Fixed Accounts..................................   16
     Dollar Cost Averaging Program.........................................   17
     Polaris Portfolio Allocator Program...................................   17
     50%-50% Combination Model Program.....................................   19
     Transfers During the Accumulation Phase...............................   20
     Automatic Asset Rebalancing Program...................................   23
     Voting Rights.........................................................   23
ACCESS TO YOUR MONEY.......................................................   23
     Free Withdrawal Amount................................................   23
     Systematic Withdrawal Program.........................................   25
     Nursing Home Waiver...................................................   25
     Minimum Contract Value................................................   25
     Qualified Contract Owners.............................................   25
OPTIONAL LIVING BENEFITS...................................................   25
     SunAmerica Income Plus................................................   27
ADDITIONAL IMPORTANT INFORMATION APPLICABLE TO THE OPTIONAL LIVING
  BENEFIT..................................................................   33
DEATH BENEFITS.............................................................   36
     Beneficiary Continuation Programs.....................................   37
     Death Benefit Defined Terms...........................................   38
     Standard Death Benefit................................................   38
     Optional Maximum Anniversary Value Death Benefit......................   39
     Spousal Continuation..................................................   39
EXPENSES...................................................................   40
     Separate Account Expenses.............................................   40
     Withdrawal Charges....................................................   40
     Underlying Fund Expenses..............................................   41
     Contract Maintenance Fee..............................................   41
     Transfer Fee..........................................................   41
     Optional Living Benefit Fee...........................................   41
     Optional SunAmerica Income Plus Living Benefit Fee....................   41
     Optional Maximum Anniversary Value Death Benefit Fee..................   42
     Premium Tax...........................................................   42
     Income Taxes..........................................................   42
     Reduction or Elimination of Fees, Expenses, and Additional Amounts
            Credited.......................................................   42
PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT...................   42
ANNUITY INCOME OPTIONS.....................................................   44
     The Income Phase......................................................   44
     Annuity Income Options................................................   44
     Fixed or Variable Annuity Income Payments.............................   45
     Annuity Income Payments...............................................   45
     Transfers During the Income Phase.....................................   45
     Deferment of Payments.................................................   45
TAXES......................................................................   46
     Annuity Contracts in General..........................................   46
     Tax Treatment of Distributions - Non-Qualified Contracts..............   46
     Tax Treatment of Distributions - Qualified Contracts..................   47
     Required Minimum Distributions........................................   48
     Tax Treatment of Death Benefits.......................................   49
     Tax Treatment of Optional Living Benefits.............................   49
     Contracts Owned by a Trust or Corporation.............................   49
     Gifts, Pledges and/or Assignments of a Contract.......................   50
     Diversification and Investor Control..................................   50
OTHER INFORMATION..........................................................   50
     The Distributor.......................................................   50
     The Company...........................................................   50
     The Separate Account..................................................   52
     The General Account...................................................   52
     Financial Statements..................................................   52
     Administration........................................................   53
     Legal Proceedings.....................................................   53
     Registration Statements...............................................   53
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION...................   54
APPENDIX A - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY................  A-1
APPENDIX B - FORMULA FOR CALCULATING AND EXAMPLE OF THE SUNAMERICA INCOME
  PLUS FEE.................................................................  B-1
APPENDIX C - SUNAMERICA INCOME PLUS OPTIONAL LIVING BENEFIT EXAMPLES.......  C-1
APPENDIX D - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION.................  D-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT - The person on whose life we base annuity income payments after you begin the Income Phase.

ANNUITY DATE - The date you select on which annuity income payments begin.

ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY - The person you designate to receive any benefits under the contract if you or the Annuitant dies.

COMPANY - Refers to SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity") or The United States Life Insurance Company in the City of New York ("US Life") for contracts issued in New York only, the insurer that issues this contract. The term "we," "us" and "our" are also used to identify the issuing Company.

CONTINUING SPOUSE - Spouse of original contract owner at the time of death who elects to continue the contract after the death of the original contract owner.

FEEDER FUNDS - American Funds Global Growth SAST, American Funds Growth SAST, American Funds Growth-Income SAST, and American Funds Asset Allocation SAST Variable Portfolios. Each Feeder Fund invests exclusively in shares of a corresponding Master Fund.

FIXED ACCOUNT - An account, if available, in which you may invest money and earn a fixed rate of return. Fixed Accounts are obligations of the General Account.

FUND-OF-FUNDS - An Underlying Fund that pursues its investment goal by investing its assets in a combination of other Underlying Funds.

GOOD ORDER - Fully and accurately completed forms, including any necessary supplementary documentation, applicable to any given transaction or request received by us.

INCOME PHASE - The period upon annuitization during which we make annuity income payments to you.

INSURABLE INTEREST - Evidence that the Owner(s), Annuitant(s) or Beneficiary(ies) will suffer a financial loss at the death of the life that triggers the death benefit. Generally, we consider an interest insurable if a familial relationship and/or an economic interest exists. A familial relationship generally includes those persons related by blood or by law. An economic interest exists when the Owner has a lawful and substantial economic interest in having the life, health or bodily safety of the insured life preserved.

LATEST ANNUITY DATE - The first business day of the month following your 95th birthday.

MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.

MASTER FUNDS - Funds of the American Funds Insurance Series in which the Feeder Funds invest.

NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

NYSE - New York Stock Exchange

OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.

PURCHASE PAYMENTS - The money you give us to buy and invest in the contract.

QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.

SECURE VALUE ACCOUNT - A Fixed Account, available only with election of the SunAmerica Income Plus living benefit, in which we allocate 10% of every Purchase Payment and Continuation Contribution.

SEPARATE ACCOUNT - A segregated asset account maintained by the Company separately from the Company's general account. The Separate Account is divided into Variable Portfolios.

TRUSTS - Collectively refers to the AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Seasons Series Trust, and SunAmerica Series Trust.

UNDERLYING FUNDS - The underlying investment portfolios of the Trusts in which the Variable Portfolios invest.

VARIABLE PORTFOLIO(S) - The variable investment options available under the contract. Each Variable Portfolio, which is a subaccount of the Separate Account, invests in shares of one of the Underlying Funds. Each Underlying Fund has its own investment objective.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   HIGHLIGHTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Polaris Retirement Protector Variable Annuity is a contract between you and the Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of Variable Portfolios and Fixed Accounts. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to provide for your retirement.

FREE LOOK: You may cancel your contract within 10 days after receiving it (or whatever period is required in your state), and not be charged a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request. The amount refunded may be more or less than your original Purchase Payments. We will return your original Purchase Payments if required by law. PLEASE SEE FREE LOOK IN THE PROSPECTUS.

EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $50 contract maintenance fee from your contract, which may be waived if contract value is $75,000 or more. We also deduct separate account charges which equal 1.55% annually for the first 5 contract years reducing to 1.30% after the 5th contract anniversary, of the average daily value of your contract allocated to the Variable Portfolios. If you elect optional features available under the contract, we may charge additional fees for those features. A separate withdrawal charge schedule applies to each Purchase Payment. Your contract provides for a free withdrawal amount each year. We apply a withdrawal charge against each Purchase Payment you contribute to the contract. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. After a Purchase Payment has been in the contract for 5 complete years, a withdrawal charge no longer applies to that Purchase Payment. There are investment charges on amounts invested in the Variable Portfolios including 12b-1 fees of up to 0.25%. PLEASE SEE THE FEE TABLE, PURCHASING A POLARIS RETIREMENT PROTECTOR VARIABLE ANNUITY, FREE WITHDRAWAL AMOUNT AND EXPENSES IN THE PROSPECTUS.

ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Annuity income payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

OPTIONAL LIVING BENEFITS: You may elect the optional Living Benefit available under your contract for an additional fee. This Living Benefit is designed to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. This benefit can provide a guaranteed income stream that may last as long as you live.

You should consider the impact of Excess Withdrawals on the Living Benefit you elect. Withdrawals in excess of the prescribed amount can have a detrimental impact on the guaranteed benefit. In addition, if an Excess Withdrawal reduces your contract value to zero, your contract will terminate and no further benefits are payable. PLEASE SEE OPTIONAL LIVING BENEFITS IN THE PROSPECTUS.

DEATH BENEFIT: A standard death benefit is available and in addition, an optional death benefit is available for an additional fee. These benefits are designed to protect your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

ANNUITY INCOME OPTIONS: When you switch to the Income Phase, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.

INQUIRIES: If you have questions about your contract, call your financial representative or contact us at Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone Number: (800) 445-7862. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND PURCHASE PAYMENTS.

PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR STATE SPECIFIC INFORMATION.

THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.

IF YOU WOULD LIKE MORE INFORMATION REGARDING HOW MONEY IS SHARED AMONG OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS THROUGH WHICH YOU MAY PURCHASE A VARIABLE ANNUITY AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT ARE APPLICABLE TO THE CONTRACT AND WHEN YOU TRANSFER CONTRACT VALUE BETWEEN INVESTMENT OPTIONS OR SURRENDER THE CONTRACT. IF APPLICABLE, YOU MAY ALSO BE SUBJECT TO STATE PREMIUM TAXES.(1)

MAXIMUM OWNER TRANSACTION EXPENSES

MAXIMUM WITHDRAWAL CHARGES
  (AS A PERCENTAGE OF EACH PURCHASE
  PAYMENT)(2)...............................   8%


TRANSFER FEE

$25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.

CONTRACT MAINTENANCE FEE(3)................  $50


SEPARATE ACCOUNT ANNUAL EXPENSES
(deducted from the average daily ending net asset value allocated to the Variable Portfolios)

                                              AFTER 5TH
                                  CONTRACT     CONTRACT
                                 YEARS 1-5   ANNIVERSARY
                                 ---------   -----------
Separate Account Charge........     1.55%        1.30%
Optional Maximum Anniversary
  Value Death Benefit..........     0.25%        0.25%
                                    ----         ----
MAXIMUM SEPARATE ACCOUNT ANNUAL
  EXPENSES(4)..................     1.80%        1.55%




ADDITIONAL OPTIONAL FEATURE FEE

You may elect the following optional Living Benefit which is a guaranteed minimum withdrawal benefit:

OPTIONAL SUNAMERICA INCOME PLUS FEE
(calculated as a percentage of the Income Base)(5)

                                                INITIAL ANNUAL   MAXIMUM ANNUAL
NUMBER OF COVERED PERSONS                          FEE RATE       FEE RATE(6)
-------------------------                      ---------------  ---------------
For One Covered Person.......................        1.10%            2.20%
For Two Covered Persons......................        1.35%            2.70%


UNDERLYING FUND EXPENSES
(AS OF DECEMBER 31, 2010)

THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES (INCLUDING MASTER FUND EXPENSES, IF APPLICABLE) CHARGED BY THE UNDERLYING FUNDS OF THE TRUSTS, BEFORE ANY WAIVERS OR REIMBURSEMENTS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH OF THE TRUSTS. PLEASE READ THEM CAREFULLY BEFORE INVESTING.

TOTAL ANNUAL UNDERLYING FUND
EXPENSES(7)                         MINIMUM   MAXIMUM
----------------------------        -------   -------
(expenses that are deducted from
Trust assets, including
management fees, 12b-1 fees, if
applicable, and other expenses)..    0.72%     1.82%


FOOTNOTES TO THE FEE TABLE:

 (1) State premium taxes of up to 3.5% of your Purchase Payments may be deducted when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE PREMIUM TAX AND STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW.

 (2) Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 5 years as follows:

YEARS SINCE RECEIPT OF PURCHASE PAYMENTS:.............................   1    2    3    4    5    6+
                                                                         8%   7%   6%   5%   4%   0%


     Your contract provides for a free withdrawal amount each year. PLEASE SEE FREE WITHDRAWAL AMOUNT BELOW.

 (3) The contract maintenance fee is assessed annually and may be waived if contract value is $75,000 or more.

 (4) If your Beneficiary elects to take the death benefit amount under the Extended Legacy Program, we will deduct an annual Separate Account Charge of 1.15% which is deducted daily from the average daily ending net asset value allocated to the Variable Portfolios. PLEASE SEE EXTENDED LEGACY PROGRAM UNDER DEATH BENEFITS BELOW.

 (5) The fee is assessed against the Income Base which determines the basis of the guaranteed benefit. The annual fee is deducted from your contract value at the end of the first quarter following election and quarterly thereafter. For a complete description of how the Income Base is calculated, please see OPTIONAL LIVING BENEFITS below.

 (6) The Initial Annual Fee Rate is guaranteed not to change for the first Benefit Year. Subsequently, the fee rate may change quarterly subject to the parameters identified in the table below. Any fee adjustment is based on a non-discretionary formula tied to the change in the Volatility Index ("VIX(R)"), an index of market volatility reported by the Chicago Board Options Exchange. If the value of the VIX decreases or increases from the previous Benefit Quarter Anniversary, your fee rate will decrease or increase accordingly, subject to the minimums and maximums identified in the Fee Table. PLEASE SEE APPENDIX B -- FORMULA FOR CALCULATING AND EXAMPLE OF THE SUNAMERICA INCOME PLUS FEE BELOW.

---------------------------------------------------------------------
                                                           MAXIMUM
                                                          ANNUALIZED
                                                           FEE RATE
                                                         DECREASE OR
                                              MINIMUM   INCREASE EACH
                                               ANNUAL      BENEFIT
 NUMBER OF COVERED PERSONS                    FEE RATE     QUARTER*
---------------------------------------------------------------------
---------------------------------------------------------------------
 One Covered Person                             0.60%      +/-0.25%
---------------------------------------------------------------------
 Two Covered Persons                            0.60%      +/-0.25%
---------------------------------------------------------------------



         * The fee rate can increase or decrease no more than 0.0625% each quarter (0.25%/ 4).

 (7) The maximum expense is for an American Funds SAST Master-Feeder Underlying Fund. SAAMCo has entered into a contractual agreement with SunAmerica Series Trust under which it will waive 0.70% of its advisory fee for such time as the Underlying Fund is operated as a Feeder Fund. This fee waiver will continue as long as the Underlying Fund is part of a Master-Feeder structure unless the Board of SunAmerica Series Trust approves a change in or elimination of the waiver. If the fee waiver was reflected in the maximum expense, the expense would be lower.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MAXIMUM AND MINIMUM EXPENSE EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES
(assuming separate account annual expenses of 1.80% reducing to 1.55% after 5th contract anniversary (including the optional Maximum Anniversary Value death benefit), the optional SunAmerica Income Plus feature (for the first year calculated at the initial annual fee rate of 1.35% and at the maximum annual fee rate of 2.70% for remaining years) and investment in an Underlying Fund with total expenses of 1.82%)

(1) If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
$1,302     $2,358     $3,380     $5,796


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $502      $1,758     $2,980     $5,796




MINIMUM EXPENSE EXAMPLES
(assuming minimum separate account annual expenses of 1.55% reducing to 1.30% after 5th contract anniversary, no election of optional features and investment in an Underlying Fund with total expenses of 0.72%)




(1) If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
$1,035     $1,324     $1,640     $2,511


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $235       $724      $1,240     $2,511


EXPLANATION OF EXPENSE EXAMPLES

1. The purpose of the Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $75,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Expense Examples.

3. The Maximum Expense Examples assume that the Income Base, which is used to calculate the SunAmerica Income Plus fee, equals contract value, that no withdrawals are taken during the stated period, there are two Covered Persons and that the annual maximum fee rate of 2.70% has been reached after the first year.

4. If you elected optional features, you do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

5. The Maximum Expense Examples reflect the highest possible combination of charges.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

AS OF THE DATE OF THIS PROSPECTUS, CONDENSED FINANCIAL INFORMATION IS NOT YET AVAILABLE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                THE POLARIS RETIREMENT PROTECTOR VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

When you purchase a variable annuity, a contract exists between you and the Company. You are the Owner of the contract. The contract provides several main benefits:

     - Optional Living Benefit: If you elect the optional Living Benefit, the Company guarantees to provide a guaranteed income stream, with additional benefits under the feature you elect, in the event your contract value declines due to unfavorable investment performance and withdrawals within the feature's parameters.

     - Death Benefit: If you die during the Accumulation Phase, the Company pays a death benefit to your Beneficiary.

     - Guaranteed Income: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - Tax Deferral: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you plan for your retirement. In the Accumulation phase, it can help you build assets on a tax-deferred basis. In the Income Phase, it can provide you with guaranteed income through annuity income payments. Alternatively, you may elect the optional Living Benefit that is designed to help you create a guaranteed income stream that may last as long as you live.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to a Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, PLEASE SEE INVESTMENT OPTIONS BELOW.

As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. PLEASE SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period, PLEASE SEE FEE TABLE ABOVE. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           PURCHASING A POLARIS RETIREMENT  PROTECTOR VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-Qualified for tax purposes. FOR FURTHER EXPLANATION, PLEASE SEE TAXES BELOW.

------------------------------------------------------------------------------
                                                                  MINIMUM
                                                                 AUTOMATIC
                                              MINIMUM           SUBSEQUENT
                      MINIMUM INITIAL       SUBSEQUENT           PURCHASE
                     PURCHASE PAYMENT    PURCHASE PAYMENT         PAYMENT
------------------------------------------------------------------------------
     Qualified            $4,000               $500                $100
------------------------------------------------------------------------------
   Non-Qualified          $10,000              $500                $100
------------------------------------------------------------------------------




Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.

We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,500,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept any Purchase Payment. Purchase Payments that would cause total Purchase Payments in all contracts issued by SunAmerica Annuity and/or US Life to the same owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. In addition, for any contracts that meet or exceed these dollar amount limitations, we further reserve the right to impose certain limitations on the available Living Benefit under the contract. The terms creating any limit on the maximum death or Living Benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

NON-NATURAL OWNERSHIP

A trust, corporation or other non-natural entity may only purchase this contract if such entity has sufficiently demonstrated an Insurable Interest in the Annuitant selected. FOR MORE INFORMATION ON NON-NATURAL OWNERSHIP, PLEASE SEE TAXES BELOW.

Various considerations may apply with respect to non-natural ownership of this contract including but not limited to estate planning, tax consequences and the propriety of this contract as an investment consistent with a non-natural Owner's organizational documentation. You should consult with your tax and/or legal advisor in connection with non-natural ownership of this contract.

MAXIMUM ISSUE AGE

We will not issue a contract to anyone age 86 or older on the contract issue date. We will not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. PLEASE SEE TAXES BELOW. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR SPECIFIC INFORMATION.

TERMINATION OF THE CONTRACT FOR MISSTATEMENT AND/OR FRAUD

The Company reserves the right to terminate the contract at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance or ongoing administration of the contract.

JOINT OWNERSHIP

We allow this contract to be jointly owned. We require that the joint Owners be spouses except in states that allow non-spouses to be joint Owners. The age of the older Owner is used to determine the availability of most age driven benefits. The addition of a joint Owner after the contract has been issued is contingent upon prior review and approval by the Company.

Certain states require that the benefits and features of the contract be made available to domestic or civil union partners ("Domestic Partners") who qualify for treatment as, or are equal to, spouses under state law. Other states allow same-sex partners to marry ("Same-Sex Spouses"). There are also states that require us to issue the contract to non-spousal joint Owners. However, Domestic Partners, Same-Sex Spouses and non-spousal joint Owners who jointly own or are Beneficiaries of a contract should consult with their tax adviser and/or financial representative as they are not eligible for spousal continuation under the contract as allowed by the Internal Revenue Code. Therefore, the ability of Domestic Partners, Same-Sex Spouses and non-spousal joint Owners to fully benefit from certain benefits and features of the contract, such as the optional Living Benefit, if applicable, that guarantees withdrawals over two lifetimes may be limited by the conflict between certain state and federal laws.

ASSIGNMENT OF THE CONTRACT

You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We will not be bound by any assignment until written notice is received by us at our Annuity Service Center. We are not responsible for the validity, tax or other legal consequences of any assignment. An assignment will not affect any payments we may make or actions we may take before we receive notice of the assignment.

We reserve the right not to recognize any assignment if it changes the risk profile of the owner of the contract, as determined in our sole discretion or if not permitted by the Internal Revenue Code. PLEASE SEE THE STATEMENT OF ADDITIONAL INFORMATION FOR DETAILS ON THE TAX CONSEQUENCES OF AN ASSIGNMENT. You should consult a qualified tax adviser before assigning the contract.

ALLOCATION OF PURCHASE PAYMENTS

In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. Thus, if we have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will be priced as of the time they are received by the broker-dealer. However, if we do not have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will not be priced until they are received by us. You assume any risk in market fluctuations if you submit your Purchase Payment directly to a broker-dealer that is not deemed our agent, should there be a delay in that broker-dealer delivering your Purchase Payment to us. Please check with your financial representative to determine if his/her broker-dealer has an agreement with the Company that deems the broker-dealer an agent of the Company.

An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two NYSE business days after the next NYSE business day. We allocate your initial Purchase Payments as of the date such Purchase Payments are priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within five NYSE business days, we will send your money back to you, or obtain your permission to keep your money until we get the information necessary to issue the contract.

Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received in Good Order after Market Close, it will be priced as of the next NYSE business day. We invest your subsequent Purchase Payments in the Variable Portfolios and Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the Purchase Payment according to your allocation instructions on file. PLEASE SEE INVESTMENT OPTIONS BELOW.

Purchase Payments submitted by check can only be accepted by the Company at the Payment Centers at the following addresses:

SunAmerica Annuity
P.O. Box 100330
Pasadena, CA 91189-0330

The United States Life Insurance Company in the City of New York (New York contracts only)
P.O. Box 100357
Pasadena, CA 91189-0357

Purchase Payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.

Overnight deliveries of Purchase Payments can only be accepted at the following address:

SunAmerica Annuity
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0330

The United States Life Insurance Company in the City of New York (New York contracts only)
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0357

Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.

ACCUMULATION UNITS

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we process your Purchase Payment, as described under ALLOCATION OF PURCHASE PAYMENTS above, if before that day's Market Close, or on the next business day's unit value if we process your Purchase Payment after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Portfolio.

EXAMPLE:

We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

FREE LOOK

You may cancel your contract within ten days after receiving it. We call this a "free look." Your state may require a longer free look period. Please check with your financial representative. To cancel, you must mail the contract along with your written free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, generally we will refund to you the value of your contract on the day we receive your request in Good Order at the Annuity Service Center.

Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. If your contract was issued in a state requiring return of Purchase Payments or as an IRA, and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract on the day we receive your request in Good Order at the Annuity Service Center.

With respect to those contracts, we reserve the right to invest your money in the Cash Management Variable Portfolio during the free look period. If we place your money in the Cash Management Variable Portfolio during the free look period, we will allocate your money according to your instructions at the end of the applicable free look period. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR INFORMATION ABOUT THE FREE LOOK PERIOD IN YOUR STATE.

EXCHANGE OFFERS

From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

IMPORTANT INFORMATION FOR MILITARY SERVICEMEMBERS

If you are an active duty full-time servicemember, and are considering the purchase of this contract, please read the following important information before investing. Subsidized life insurance is available to members of the Armed Forces from the Federal Government under the Servicemembers' Group Life Insurance program (also referred to as "SGLI"). More details may be obtained on-line at the following website: www.insurance.va.gov. This contract is not offered or provided by the Federal Government and the Federal Government has in no way sanctioned, recommended, or encouraged the sale of this contract. No entity has received any referral fee or incentive compensation in connection with the offer or sale of this contract, unless that entity has a selling agreement with the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               INVESTMENT OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

VARIABLE PORTFOLIOS

The Variable Portfolios invest in the Underlying Funds of the Trusts. Additional Variable Portfolios may be available in the future. The Variable Portfolios are only available through the purchase of certain insurance contracts.

The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by the Company and other affiliated and unaffiliated insurance companies. Neither the Company nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The Trusts are monitored for potential conflicts. The Trusts may have other Underlying Funds, in addition to those listed here, that are not available for investment under this contract.


The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the investment adviser and/or subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners. We offer Underlying Funds of the Anchor Series Trust, Seasons Series Trust and SunAmerica Series Trust at least in part because they are managed by SunAmerica Asset Management Corp. ("SAAMCo"), a wholly-owned subsidiary of SunAmerica Annuity.

You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

During periods of low short-term interest rates, and in part due to contract fees and expenses, the investment return of the Cash Management Variable Portfolio may become extremely low and possibly negative. In the case of negative returns, your investment in the Cash Management Variable Portfolio will lose value.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable

Portfolios along with their respective advisers are listed below.

     AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) -- SERIES II SHARES

     Invesco Advisers, Inc. is the investment adviser to AIM Variable Insurance Funds (Invesco Variable Insurance Funds) ("AVIF").

     ANCHOR SERIES TRUST - CLASS 3 SHARES

     SAAMCo is the investment adviser and various managers are the subadviser to Anchor Series Trust ("AST").

     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2 SHARES

     Franklin Advisers, Inc. is the investment adviser to Franklin Templeton Variable Insurance Products Trust ("FTVIPT").

     Franklin Templeton VIP Founding Funds Allocation Fund ("VIP Founding Funds") is structured as a Fund-of-Funds. A Fund-of-Funds invests in other underlying funds. Expenses for a Fund-of-Funds may be higher than that for other funds because a Fund-of-Funds bears its own expenses and indirectly bears its proportionate share of expenses of the Underlying Funds in which it invests. The administrator for the VIP Founding Funds is Franklin Templeton Services, LLC. Franklin Templeton Services, LLC may receive assistance from Franklin Advisers, Inc. in monitoring the Underlying Funds and the VIP Founding Fund's investment in the Underlying Funds. Each Underlying Fund of the VIP Founding Funds has its own investment adviser.

     Please see the Franklin Templeton Variable Insurance Products prospectus for details.

     LORD ABBETT SERIES FUND, INC. - CLASS VC SHARES

     Lord, Abbett & Co. LLC is the investment adviser to Lord Abbett Series Fund, Inc. ("LASF").

     SEASONS SERIES TRUST -- CLASS 3 SHARES

     The Managed Allocation Portfolios and Real Return Portfolio listed below are part of Seasons Series Trust ("SST"). SAAMCo manages this Trust and generally engages subadvisers to provide investment advice for the Underlying Funds.

     Each Managed Allocation Portfolio has a different investment goal and is structured as a Fund-of-Funds, investing its assets in a combination of Underlying Funds of the Seasons Series Trust. A Fund-of-Funds generally offers investors an efficient means of diversification among a number of mutual funds while obtaining professional management in determining which funds to select, how much of their assets to commit to each fund, and when to make that selection.

     Each Managed Allocation Portfolio is managed by Ibbotson Associates, Inc. ("Ibbotson"). Ibbotson creates a target asset class allocation for each Managed Allocation Portfolio. Based on the target asset class allocations, Ibbotson determines a range and a target portfolio allocation in which each Managed Allocation Portfolio will invest in Underlying Funds of the Seasons Series Trust. Due to market movements, portfolio management decisions or cash flow considerations, Ibbotson may determine that a Managed Allocation Portfolio requires adjustments in order to meet its target allocation. Generally, Ibbotson will manage the investments for each Managed Allocation Portfolio to match its target allocation and to rebalance assets back to the target allocation, as it deems necessary. Ibbotson may change the asset class allocation ranges and the percentage invested in any of the Underlying Funds from time to time.

     This approach allows the Managed Allocation Portfolios to offer professional asset management on two levels: 1) the fund management of each of the Underlying Funds of Seasons Series Trust in which the Managed Allocation Portfolio invests; and 2) the overlay portfolio management provided by Ibbotson.

     If you invest in a Managed Allocation Portfolio, you pay the expenses of the Managed Allocation Portfolio and indirectly pay a proportionate share of the expenses of the Underlying Funds in which the Managed Allocation Portfolio invests. As a result, you will pay higher fees and expenses under the Fund-of-Funds structure than if you invested directly in each of the Underlying Funds held in the Fund-of-Funds structure.

     SUNAMERICA SERIES TRUST - CLASS 3 SHARES

     SAAMCo is the investment adviser and various managers are the subadvisers to SunAmerica Series Trust ("SAST"). SAST also offers Master-Feeder funds. Capital Research and Management Company is the investment adviser of the Master Fund in which the Feeder Funds invest. SAAMCo is the investment adviser to the Feeder Funds.

     Unlike other Underlying Funds, the Feeder Funds do not buy individual securities directly. Rather, each Feeder Fund invests all of its investment assets in a corresponding Master Fund of American Funds Insurance Series ("AFIS"), which invests directly in individual securities.

     Under the Master-Feeder structure, you pay the fees and expenses of both the Feeder Fund and the Master Fund. As a result, you will pay higher fees and expenses under a Master-Feeder structure than if you invested in an Underlying Fund that invests directly in the same individual securities as the Master Fund. We offer other variable annuity contracts which include Variable Portfolios that invest directly in the Master Funds without investing through a Feeder Fund and they currently assess lower fees and expenses than the Master-Feeder Funds.

     Each Feeder Fund may withdraw all its assets from a Master Fund if the Board of Directors ("Board") of the Feeder Fund determines that it is in the best interest of the Feeder Fund and its shareholders to do so. If a Feeder Fund withdraws its assets from a Master Fund and the Board of the Feeder Fund approved SAAMCo as investment adviser to the Feeder Fund, SAAMCo would be fully compensated for its portfolio management services. PLEASE SEE THE SUNAMERICA SERIES TRUST PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION for more discussion of the Master-Feeder structure.


           (PLEASE SEE NEXT PAGE FOR FULL LIST OF INVESTMENT OPTIONS)

UNDERLYING FUNDS                                  MANAGED BY:                                    TRUST  ASSET CLASS
----------------                                  -----------                                   ------  -----------
Aggressive Growth                                 Wells Capital Management Incorporated         SAST    STOCK
Alliance Growth                                   AllianceBernstein L.P.                        SAST    STOCK
American Funds Asset Allocation SAST              Capital Research and Management Company       SAST    BALANCED
American Funds Global Growth SAST                 Capital Research and Management Company       SAST    STOCK
American Funds Growth-Income SAST                 Capital Research and Management Company       SAST    STOCK
American Funds Growth SAST                        Capital Research and Management Company       SAST    STOCK
Asset Allocation                                  Edge Asset Management, Inc.                   AST     BALANCED
Balanced                                          J.P. Morgan Investment Management Inc.        SAST    BALANCED
Blue Chip Growth                                  SunAmerica Asset Management Corp.             SAST    STOCK
Capital Appreciation                              Wellington Management Company, LLP            AST     STOCK
Capital Growth                                    OppenheimerFunds, Inc.                        SAST    STOCK
Cash Management                                   BofA Advisors, LLC                            SAST    CASH
Corporate Bond                                    Federated Equity Management Company           SAST    BOND
Davis Venture Value                               Davis Selected Advisers, L.P.                 SAST    STOCK
"Dogs" of Wall Street                             SunAmerica Asset Management Corp.             SAST    STOCK
Emerging Markets                                  Putnam Investment Management, LLC             SAST    STOCK
Equity Opportunities                              OppenheimerFunds, Inc.                        SAST    STOCK
Foreign Value                                     Templeton Investment Counsel, LLC             SAST    STOCK
Franklin Income Securities Fund                   Franklin Advisers, Inc.                       FTVIPT  BALANCED
Franklin Templeton VIP Founding Funds Allocation  Franklin Templeton Services, LLC              FTVIPT  BALANCED
  Fund
Fundamental Growth                                Wells Capital Management Incorporated         SAST    STOCK
Global Bond                                       Goldman Sachs Asset Management International  SAST    BOND
Global Equities                                   J.P. Morgan Investment Management Inc.        SAST    STOCK
Government and Quality Bond                       Wellington Management Company, LLP            AST     BOND
Growth-Income                                     J.P. Morgan Investment Management Inc.        SAST    STOCK
Growth Opportunities                              Invesco Advisers, Inc.                        SAST    STOCK
Growth                                            Wellington Management Company, LLP            AST     STOCK
High-Yield Bond                                   PineBridge Investments LLC                    SAST    BOND
International Diversified Equities                Morgan Stanley Investment Management Inc.     SAST    STOCK
International Growth and Income                   Putnam Investment Management, LLC             SAST    STOCK
Invesco Van Kampen V.I. Capital Growth Fund,      Invesco Advisers, Inc.                        AVIF    STOCK
  Series II Shares
Invesco Van Kampen V.I. Comstock Fund, Series II  Invesco Advisers, Inc.                        AVIF    STOCK
  Shares
Invesco Van Kampen V.I. Growth and Income Fund,   Invesco Advisers, Inc.                        AVIF    STOCK
  Series II Shares
Lord Abbett Growth and Income                     Lord, Abbett & Co. LLC                        LASF    STOCK
Managed Allocation Balanced                       Ibbotson Associates, Inc.                     SST     BALANCED
Managed Allocation Growth                         Ibbotson Associates, Inc.                     SST     STOCK
Managed Allocation Moderate                       Ibbotson Associates, Inc.                     SST     BALANCED
Managed Allocation Moderate Growth                Ibbotson Associates, Inc.                     SST     BALANCED
Marsico Focused Growth                            Marsico Capital Management, LLC               SAST    STOCK
MFS Massachusetts Investors Trust                 Massachusetts Financial Services Company      SAST    STOCK
MFS Total Return                                  Massachusetts Financial Services Company      SAST    BALANCED
Mid-Cap Growth                                    J.P. Morgan Investment Management Inc.        SAST    STOCK
Natural Resources                                 Wellington Management Company, LLP            AST     STOCK
Real Estate                                       Davis Selected Advisers, L.P.                 SAST    STOCK
Real Return                                       Wellington Management Company, LLP            SST     BOND
Small & Mid Cap Value                             AllianceBernstein L.P.                        SAST    STOCK
Small Company Value                               Franklin Advisory Services, LLC               SAST    STOCK
Technology                                        Columbia Management Investment Advisers, LLC  SAST    STOCK
Telecom Utility                                   Massachusetts Financial Services Company      SAST    STOCK
Total Return Bond                                 Pacific Investment Management Company LLC     SAST    BOND


YOU SHOULD READ THE PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE UNDERLYING FUNDS, INCLUDING EACH UNDERLYING FUND'S INVESTMENT OBJECTIVE AND RISK FACTORS. YOU MAY OBTAIN AN ADDITIONAL COPY OF THESE PROSPECTUSES FOR THE TRUSTS BY CALLING OUR ANNUITY SERVICE CENTER AT (800) 445-7862 OR BY VISITING OUR WEBSITE AT WWW.SUNAMERICA.COM. YOU MAY ALSO OBTAIN INFORMATION ABOUT THE UNDERLYING FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE U.S. SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS

We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, as amended, we may be required to obtain SEC approval or your approval.

FIXED ACCOUNTS

Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the guaranteed minimum interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts. Allocations to the Fixed Accounts, including the Secure Value Account, are obligations of the General Account. PLEASE SEE GENERAL ACCOUNT BELOW.

If you elect SunAmerica Income Plus, 10% of your investment is automatically allocated to a Fixed Account known as the Secure Value Account. The Secure Value Account is only available with election of this Living Benefit. PLEASE SEE "ARE THERE INVESTMENT REQUIREMENTS IF I ELECT SUNAMERICA INCOME PLUS?" UNDER OPTIONAL LIVING BENEFITS.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - Current Rate: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - Renewal Rate: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account, if available, or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.

We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.

If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to invest into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.

DOLLAR COST AVERAGING FIXED ACCOUNTS

You may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600, for the 12-month DCA Fixed Account ("1-Year DCA Fixed Account") is $1,200 and the 24-month DCA Fixed Account ("2-Year DCA Fixed Account") is $2,400. Purchase Payments less than these minimum amounts will automatically be allocated to available investment options according to your instructions or your current allocation instruction on file. The 6-month, 1-Year and 2-Year DCA Fixed Accounts may not be available in your state. Please check with your financial representative for availability.

DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. PLEASE SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to available investment options over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed

Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to available investment options. Therefore, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM

The DCA program allows you to invest gradually in available investment options at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, Fixed Account or DCA Fixed Account ("source account") to any available investment options ("target account"). Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Fixed Accounts are not available as target accounts for the DCA program. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.

We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or Fixed Account into a DCA Fixed Account.

If you choose to allocate subsequent Purchase Payments to an active DCA program with a Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply. Further, we will begin transferring that subsequent Purchase Payment into your target account allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).

You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

     EXAMPLE OF DCA PROGRAM:

     Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

----------------------------------------------------------------
     MONTH           ACCUMULATION UNIT         UNITS PURCHASED
----------------------------------------------------------------

       1                  $ 7.50                     100
       2                  $ 5.00                     150
       3                  $10.00                      75
       4                  $ 7.50                     100
       5                  $ 5.00                     150
       6                  $ 7.50                     100
----------------------------------------------------------------


     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

POLARIS PORTFOLIO ALLOCATOR PROGRAM

PROGRAM DESCRIPTION

The Polaris Portfolio Allocator program may be offered to you at no additional cost to assist in diversifying your investment across various asset classes. The Polaris Portfolio Allocator program allows you to choose from one of the four Portfolio Allocator models designed to assist in meeting your stated investment goals. Each Portfolio Allocator model is comprised of a carefully selected combination of Variable Portfolios representing various asset classes. The models allocate amongst the various asset classes to attempt to match certain combinations of investors' investment time horizon and risk tolerance. Please consult your financial representative about investment in the Polaris Portfolio Allocator program.

ENROLLING IN THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

You may enroll in the Polaris Portfolio Allocator program by selecting the Portfolio Allocator model on the investment option election form or if after contract issue, by contacting our Annuity Service Center. You and your financial representative should determine the model most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a model by providing a written reallocation request, calling our Annuity Service Center or logging onto our website.

You may also choose to invest gradually into a Portfolio Allocator model through the DCA program. PLEASE SEE THE DOLLAR COST AVERAGING PROGRAM ABOVE.

You may only invest in one Portfolio Allocator model at a time. Participation in this program requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in the same Portfolio Allocator model.

If you elected the SunAmerica Income Plus Living Benefit, 10% of your initial Purchase Payment and subsequent Purchase Payment(s) will be allocated to the Secure Value Account and the remaining 90% will be invested in a Portfolio Allocator model.

If you attempt to split your investment in one or more Portfolio Allocator models, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. Additionally, if you invest in any Variable Portfolios in addition to investing in a Portfolio Allocator model, such an investment may no longer be consistent with the Portfolio Allocator Model's intended objectives. Therefore, splitting your investment in one or more Portfolio Allocator models or investing additional amounts in any Variable Portfolios currently included in a Portfolio Allocator model will effectively terminate your participation in the program.

You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the selected Portfolio Allocator model unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Portfolio Allocator model, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives and therefore, will effectively terminate your participation in the program. Withdrawals may be subject to a withdrawal charge. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

You can transfer 100% of your investment from one Portfolio Allocator model to another Portfolio Allocator model at any time; you will be transferred into the most current model available in your contract. As a result of a transfer, we will automatically update your allocation instructions on file with respect to subsequent Purchase Payments and DCA target allocation instructions, if applicable, and we will automatically update your Automatic Asset Rebalancing Program instructions to reflect your new investment. PLEASE SEE DOLLAR COST AVERAGING PROGRAM ABOVE AND AUTOMATIC ASSET REBALANCING PROGRAM BELOW.

A subsequent Purchase Payment will be invested in the same Portfolio Allocator model as your current investment unless we receive different instructions from you. You should consult with your financial representative to determine if you should update both your allocation instructions, DCA target allocation instructions and Automatic Asset Rebalancing Program instructions on file when you make a subsequent Purchase Payment.

REBALANCING THE MODELS

You can elect to have your investment in the Portfolio Allocator models rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Variable Portfolios of the model you selected. If you choose to make investments outside of a Portfolio Allocator model, only those Variable Portfolios within the Portfolio Allocator model you selected will be rebalanced. Investments in other Variable Portfolios not included in the Portfolio Allocator model cannot be rebalanced if you wish to maintain your current Portfolio Allocator model allocations.

Over time, the Portfolio Allocator model you select may no longer align with its original investment objective due to the effects of Variable Portfolio performance and changes in the Variable Portfolio's investment objectives. Therefore, if you do not elect to have your investment in the Portfolio Allocator model rebalanced at least annually, then your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. In addition, your investment goals, financial situation and risk tolerance may change over time. You should consult with your financial representative about how to keep your Portfolio Allocator model's allocations in line with your investment goals. Finally, changes in investment objectives or management of the underlying funds in the models may mean that, over time, the models no longer are consistent with their original investment goals.

If you elect the optional Living Benefit, you may elect a model that complies with the investment requirements of the optional Living Benefit and your model will be rebalanced quarterly. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

IMPORTANT INFORMATION ABOUT THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

The Portfolio Allocator models are not intended as investment advice about investing in the Variable Portfolios, and we do not provide investment advice regarding whether a Portfolio Allocator model should be revised or whether it remains appropriate to invest in accordance with any particular Portfolio Allocator model.

The Polaris Portfolio Allocator program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Portfolio Allocator models may have been built. Also, allocation to a single asset class may outperform a model, so that you could have better investment returns investing in a single asset class than in a Portfolio Allocator model. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular Portfolio Allocator model will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Portfolio Allocator models represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the Portfolio Allocator models meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Portfolio Allocator models can be obtained from your financial representative.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE POLARIS PORTFOLIO ALLOCATOR PROGRAM AT ANY TIME.

POLARIS PORTFOLIO ALLOCATOR MODELS

----------------------------------------------------------------------------------------
         VARIABLE PORTFOLIOS            MODEL 1      MODEL 2      MODEL 3      MODEL 4
----------------------------------------------------------------------------------------
 American Funds Global Growth SAST        4.0%         6.0%         6.0%         6.0%
----------------------------------------------------------------------------------------
 American Funds Growth SAST               2.0%         1.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 American Funds Growth-Income SAST        1.0%         1.0%         1.0%         2.0%
----------------------------------------------------------------------------------------
 Blue Chip Growth                         1.0%         0.0%         0.0%         0.0%
----------------------------------------------------------------------------------------
 Capital Appreciation                     2.0%         3.0%         3.0%         3.0%
----------------------------------------------------------------------------------------
 Corporate Bond                           9.0%         8.0%         7.0%         0.0%
----------------------------------------------------------------------------------------
 Davis Venture Value                      4.0%         4.0%         4.0%         5.0%
----------------------------------------------------------------------------------------
 Emerging Markets                         0.0%         0.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 Foreign Value                            5.0%         7.0%         8.0%         8.0%
----------------------------------------------------------------------------------------
 Global Bond                              3.0%         3.0%         2.0%         2.0%
----------------------------------------------------------------------------------------
 Government and Quality Bond              7.0%         5.0%         4.0%         0.0%
----------------------------------------------------------------------------------------
 Growth-Income                            5.0%         5.0%         6.0%         8.0%
----------------------------------------------------------------------------------------
 Growth Opportunities                     2.0%         3.0%         3.0%         4.0%
----------------------------------------------------------------------------------------
 High-Yield Bond                          4.0%         2.0%         0.0%         0.0%
----------------------------------------------------------------------------------------
 International Diversified Equities       0.0%         0.0%         0.0%         4.0%
----------------------------------------------------------------------------------------
 Invesco Van Kampen V.I. Comstock
  Fund, Series II Shares                  4.0%         4.0%         4.0%         5.0%
----------------------------------------------------------------------------------------
 Invesco Van Kampen V.I. Growth and
  Income Fund, Series II Shares           5.0%         5.0%         6.0%         7.0%
----------------------------------------------------------------------------------------
 Lord Abbett Growth and Income            1.0%         2.0%         2.0%         2.0%
----------------------------------------------------------------------------------------
 Marsico Focused Growth                   0.0%         1.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 MFS Massachusetts Investors Trust        4.0%         5.0%         6.0%         8.0%
----------------------------------------------------------------------------------------
 Mid-Cap Growth                           1.0%         1.0%         1.0%         1.0%
----------------------------------------------------------------------------------------
 Real Estate                              2.0%         3.0%         3.0%         4.0%
----------------------------------------------------------------------------------------
 Real Return                             12.0%         8.0%         3.0%         0.0%
----------------------------------------------------------------------------------------
 Small & Mid Cap Value                    5.0%         6.0%         8.0%        10.0%
----------------------------------------------------------------------------------------
 Small Company Value                      2.0%         3.0%         3.0%         4.0%
----------------------------------------------------------------------------------------
 Total Return Bond                       15.0%        14.0%        14.0%         8.0%
----------------------------------------------------------------------------------------
                               TOTAL      100%         100%         100%         100%
----------------------------------------------------------------------------------------


The Polaris Portfolio Allocator models listed above are those that are currently available. The Polaris Portfolio Allocator models are reconfigured annually. However, once you invest in a Polaris Portfolio Allocator model, the percentages of your contract value allocated to each Variable Portfolio within a model will not be changed by us. You should speak with your financial representative about how to keep the Variable Portfolio allocations in each Polaris Portfolio Allocator model in line with your investment goals over time.

We reserve the right to change the Variable Portfolios and/or allocations to certain Variable Portfolios in each model to the extent that Variable Portfolios are liquidated, substituted, merged or otherwise reorganized.

50%-50% COMBINATION MODEL PROGRAM

PROGRAM DESCRIPTION

The 50%-50% Combination Model Program, available at no additional cost, may be offered to you to assist in diversifying your investment across various asset classes. The 50%-50% Combination Model Program allows you to choose from one of the four 50%-50% Combination Models ("Combination Models") designed to assist in meeting your stated investment goals.

Each of the Combination Models allocate 50% of your investment in a Polaris Portfolio Allocator Model and the remaining 50% in a corresponding Managed Allocation Portfolio to attempt to match a stated investment time horizon and risk tolerance. Each Managed Allocation Portfolio is a Fund-of-Funds managed by Ibbotson. The 50% of your investment allocated to the Polaris Portfolio Allocator Model is considered "static" because the composition of the Polaris Portfolio Allocator Model will not be changed by us and is not actively managed. However, the 50% of your investment allocated to the Managed Allocation Portfolio is considered "active" because each Managed Allocation Portfolio is an Underlying Fund that Ibbotson manages in order to maintain the investment objective of the Managed Allocation Portfolio. FOR MORE INFORMATION, PLEASE SEE SEASONS SERIES TRUST AND POLARIS PORTFOLIO ALLOCATOR MODEL PROGRAM ABOVE.

ENROLLING AND INVESTING IN THE COMBINATION MODEL PROGRAM

You may enroll in the Combination Model Program by selecting a Combination Model on the investment option election form. You and your financial representative should determine the Combination Model most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a Combination Model by sending a written request or calling our Annuity Service Center.

You may also choose to invest gradually into a Combination Model through the DCA program. PLEASE SEE THE DOLLAR COST AVERAGING PROGRAM ABOVE.

You may only invest in one Combination Model at a time and participation in the Combination Model Program requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in the same Combination Model. If you attempt to split your investment between one or more Combination Models, your investment may no longer be consistent with the Combination Models' intended objectives. Additionally, if you invest in any Variable Portfolios in addition to investing in a Combination Model, such an investment may no longer be consistent with the Combination Models' intended objectives. Therefore, splitting your investment in one or more Combination Models or investing additional amounts in any Variable Portfolios currently included in a Combination Model will effectively terminate your participation in the program.

You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the Variable Portfolios in the Combination Model unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Combination Model, your investment may no longer be consistent with the Combination Model's intended objectives and therefore, will effectively terminate your participation in the program. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

You can transfer 100% of your investment from one Combination Model to another Combination Model at any time; you will be transferred into the most current model available in your contract. As a result of a transfer, we will automatically update your allocation instructions on file with respect to subsequent Purchase Payments and we will automatically update your Automatic Asset Rebalancing Program instructions to reflect your new investment. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM BELOW.

A subsequent Purchase Payment will be invested in the same Combination Model as your current investment unless we receive different instructions from you. You should consult with your financial representative to determine if you should update both your allocation instruction and Automatic Asset Rebalancing Program instructions on file when you make a subsequent Purchase Payment.

REBALANCING

You can elect to have your investment in the Combination Models rebalanced quarterly, semi-annually or annually to maintain the target asset allocation among the Variable Portfolios of the Combination Model you selected. If you make such an election to rebalance, both the allocation to the Polaris Portfolio Allocator Model and the Managed Allocation Portfolio will be rebalanced to equal the 50%-50% split discussed above. The investments in the Underlying Funds of each Managed Allocation Portfolio are not rebalanced as part of the Combination Model Program. PLEASE SEE SEASONS SERIES TRUST ABOVE.

Over time, the Combination Model may no longer align with its original investment objective due to the effects of Underlying Fund performance, changes in the Underlying Funds, and the ever-changing investment markets. Therefore, if you do not elect to have your investment in the Combination Model rebalanced at least annually, then your investment may no longer be consistent with the Combination Model's intended objectives.

If you elect the optional Living Benefit, you may elect a Combination Model that complies with the investment requirements of the optional Living Benefit and your Combination Model will be rebalanced quarterly. In addition, with election of the SunAmerica Income Plus, 10% of your initial Purchase Payment and subsequent Purchase Payment(s) will be allocated to the Secure Value Account and the remaining 90% will be invested in a compliant Combination Model. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

IMPORTANT INFORMATION ABOUT THE COMBINATION MODEL PROGRAM

The Combination Model Program is not intended as ongoing or personalized advice about investing in the Variable Portfolios. We do not provide investment advice regarding whether a Combination Model should be selected or rebalanced or whether it remains appropriate for any individual to invest in accordance with any particular Combination Model as your investment needs change. The Combination Model Program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Combination Model may have been built. Also, allocation to a single asset class may outperform a Combination Model, so that you could have better investment returns investing in a single asset class than in a Combination Model. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular Combination Model will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Combination Models represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the Combination Models meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning a specific Combination Model can be obtained from your financial representative.

Below are the Combination Models available for election.

-----------------------------------------------------------------
 50%-50% COMBINATION
        MODEL          50% ALLOCATION TO:     50% ALLOCATION TO:
------------------------------------------- ---------------------
          1             Polaris Portfolio     Managed Allocation
                        Allocator Model 1          Balanced
------------------------------------------- ---------------------
          2             Polaris Portfolio     Managed Allocation
                        Allocator Model 2          Moderate
------------------------------------------- ---------------------
          3             Polaris Portfolio     Managed Allocation
                        Allocator Model 3       Moderate Growth
------------------------------------------- ---------------------
          4             Polaris Portfolio     Managed Allocation
                        Allocator Model 4           Growth
------------------------------------------- ---------------------


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE COMBINATION MODEL PROGRAM AT ANY TIME.

TRANSFERS DURING THE ACCUMULATION PHASE

Subject to our rules, restrictions and policies described below, during the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any available Fixed Accounts by telephone
(800) 445-7862, through the Company's website (www.sunamerica.com), by U.S. Mail addressed to our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299 or by facsimile. All transfer instructions submitted via facsimile must be sent to (818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet unless you tell us not to on your contract application. If your contract was issued in the state of New York, we may accept transfers by telephone if you complete and send the Telephone Transfer Agreement form to our Annuity Service Center. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We cannot guarantee that we will be able to accept telephone, fax and/or internet transfer instructions at all times. Any telephone, fax or computer system, whether it is yours, your broker-dealer's, or ours, can experience outages or delays for a variety of reasons and may prevent our processing of your transfer request. We reserve the right to modify, suspend or terminate telephone, fax and/or internet transfer privileges at any time. If telephone, fax and/or internet access is unavailable, you should make your transfer request in writing by U.S. Mail to our Annuity Service Center.

Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.

Funds already in your contract cannot be transferred into the DCA Fixed
Accounts.

You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio after a transfer, that amount must be transferred as well.

There is no charge for your first 15 transfers. We charge for transfers in excess of 15 in any contract year. The fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not counted towards the number of free transfers per contract year.

SHORT-TERM TRADING POLICIES

We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading which are summarized below.

The first 15 transfers in a rolling 12-month look-back period ("12-Month Rolling Period") can be made by telephone, through the Company's website, or in writing by mail or by facsimile. The 15th transfer in a 12-Month Rolling Period triggers the U.S. Mail method of transfer. Therefore, once you make the 15th transfer in a 12-Month Rolling Period, all transfers must be submitted by United States Postal Service first-class mail ("U.S. Mail") for 12-months following the date of the 15th transfer ("Standard U.S. Mail Policy").

For example, if you made a transfer on August 16, 2010 and within the previous twelve months (from August 17, 2009 forward) you made 15 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2010 must be submitted by U.S. Mail (from August 17, 2010 through August 16,
2011).

U.S. Mail includes any postal service delivery method that offers delivery no sooner than United States Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer.

All transfers made on the same day prior to Market Close are considered one transfer request for purposes of applying the Short-Term Trading policy and calculating the number of free transfers. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy.

We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.

We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which appear to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to:
(1) impose further limits on the size, manner, number and/or frequency of transfers you can make; (2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request; (4) terminate your transfer privileges; and/or (5) request that you surrender your contract. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject transfers or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.

Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.

The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts. Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.

WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.

UNDERLYING FUNDS' SHORT-TERM TRADING POLICIES

Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying

Funds and may be more or less restrictive than our policies and procedures.

Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

Many investments in the Underlying Funds outside of these contracts are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund. If an Underlying Fund believes that an omnibus order we submit may reflect transfer requests from owners engaged in Short-Term Trading, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

AUTOMATIC ASSET REBALANCING PROGRAM

Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Automatic Asset Rebalancing typically involves shifting portions of your money into and out of investment options so that the resulting allocations are consistent with your current investment instructions. Under the Automatic Asset Rebalancing Program, you may elect to have your investments in the Variable Portfolios and/or Fixed Accounts, if available, periodically rebalanced to return your allocations to the percentages given at your last instructions for no additional charge. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year.

If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make such transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios and/or Fixed Accounts, if available, resulting from your transfer ("Default Rebalancing Instructions"). You may change any applicable Default Rebalancing Instructions at any time by contacting the Annuity Service Center.

If you elect the optional Living Benefit, we will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. In addition, with election of the SunAmerica Income Plus, the amount of your investment allocated to the Secure Value Account is not part of your variable allocations and cannot be rebalanced. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW for a detailed discussion of the impact of Automatic Asset Rebalancing on the election and/or cancellation of the Living Benefit.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.

VOTING RIGHTS

The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to vote in the manner described above, we will vote the shares in our own right.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You can access money in your contract by making systematic, partial, or a total withdrawal, and/or by receiving annuity income payments during the Income Phase. PLEASE SEE ANNUITY INCOME OPTIONS BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.

We deduct a withdrawal charge applicable to any partial or total withdrawal made before the end of the withdrawal charge period.

If you have elected the optional Living Benefit, you should consider the impact of your withdrawals on the benefit. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

FREE WITHDRAWAL AMOUNT

Your contract provides for a free withdrawal amount each year. A free withdrawal amount, as defined below, is the portion of your contract that we allow you to take out each year without being charged a withdrawal charge at the time of the withdrawal if it is taken during the withdrawal charge period. The free withdrawal amount does not reduce the basis used to calculate future annual free withdrawals and withdrawal charges. As a result, if you surrender your contract in the future while withdrawal charges are still applicable, you will not receive the benefit of any previous free withdrawals upon a full surrender for the purpose of calculating the withdrawal charge.

Withdrawals of Purchase Payments made prior to the end of the withdrawal charge schedule that are in excess of your free withdrawal amount will result in a withdrawal charge. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more money than the annual free withdrawal amount during the withdrawal charge period. You should fully discuss this decision with your financial representative.

When you make a partial withdrawal, we deduct it from any remaining annual free withdrawal amount first, next from remaining Purchase Payments on a first-in, first-out basis, and then from any remaining contract value. This means that you can also access your Purchase Payments that are no longer subject to withdrawal charges before those Purchase Payments that are still subject to withdrawal charges.

Your annual free withdrawal amount is the greater of*:

     1) 10% of remaining Purchase Payments not yet withdrawn each contract year, and still subject to withdrawal charges; or

     2) The Maximum Annual Withdrawal Amount not yet withdrawn each contract year, if you elected the Living Benefit.

--------

* If you are taking required minimum distributions ("RMD") applicable to this contract only, current company practice is to waive any withdrawal charges applicable to those withdrawals

The annual amounts withdrawn free of a withdrawal charge do not reduce the amount you invested for purposes of calculating the withdrawal charges (total Purchase Payments still subject to withdrawal charges). As a result, if you surrender your contract in the future while withdrawal charges are still applicable, any previous annual free withdrawal amount in the current contract year would then be subject to applicable withdrawal charges. Purchase Payments that are no longer subject to a withdrawal charge and not previously withdrawn may also be withdrawn free of a withdrawal charge at any time. If, in any contract year, you choose to take less than the full 10% free withdrawal amount, as described above, or the Maximum Annual Withdrawal Amount, if allowed under the Living Benefit, then you may not carry over the unused amount as an annual free withdrawal in subsequent years.

We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.

The withdrawal charge percentage is determined by the number of years the Purchase Payment has been in the contract at the time of the withdrawal. PLEASE SEE EXPENSES BELOW. For the purpose of calculating the withdrawal charge if you are surrendering your contract, any prior free withdrawal amount in the current contract year is not subtracted from the total Purchase Payments still subject to withdrawal charges.

For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract, no subsequent Purchase Payments and no election of optional features. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In the 3rd contract year, you request a total withdrawal of your contract. We will apply the following calculation:

A-(B x C)=D, where:
    A=Your contract value at the time of your request for withdrawal ($90,000) B=The amount of your Purchase Payments still subject to withdrawal charge
      ($100,000)
    C=The withdrawal charge percentage applicable to the age of each Purchase
      Payment (assuming 6% is the applicable percentage) [B x C=$6,000]
    D=Your full contract value ($84,000) available for total withdrawal

If you surrender your contract, we may also deduct any premium taxes, if applicable. PLEASE SEE EXPENSES BELOW.

Under most circumstances, the minimum amount you can withdraw is $1,000. We require that the value left in any Variable Portfolio or Fixed Accounts be at least $100, after the withdrawal and your total contract value must be at least $2,500. The request for withdrawal must be in writing and sent to the Annuity Service Center. For withdrawals of $500,000 and more, a signature guarantee is generally required at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. In the event that a proportionate partial withdrawal would cause the value of any Variable Portfolio or Fixed Account investment to be less than $100, we will contact you to obtain alternate instructions on how to structure the withdrawal.

Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. PLEASE SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners; (5) we are on notice that this contract is the subject of a court proceeding, an arbitration, a regulatory matter or other legal action.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.

SYSTEMATIC WITHDRAWAL PROGRAM

During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $2,500 remaining in your contract at all times, or withdrawals may be discontinued. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceeds the free withdrawal amount permitted each year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND SEE EXPENSES BELOW.

The program is not available to everyone. Please contact our Annuity Service Center which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.

NURSING HOME WAIVER

If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge on certain withdrawals prior to the Annuity Date. The waiver applies only to withdrawals made during the confinement period while you are in a nursing home or within 90 days after you leave the nursing home. You cannot use this waiver during the first 90 days after your contract is issued. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract. We will only waive the withdrawal charges on withdrawals or surrenders paid directly to the contract owner, and not to a third party or other financial services company.

In order to use this waiver, you must submit with your withdrawal request to the Annuity Service Center, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and (3) a bill from the nursing home which shows that you met the 60-day confinement requirement.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if your contract value is less than $2,500 as a result of withdrawals and/or fees and charges. We will provide you with 60 days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.

If you elected the optional Living Benefit, withdrawals taken under the parameters of the feature that reduce contract value below the Minimum Contract Value will not terminate your contract. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. PLEASE SEE TAXES BELOW for a more detailed explanation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            OPTIONAL LIVING BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OVERVIEW OF LIVING BENEFIT

The optional Living Benefit, SUNAMERICA INCOME PLUS(R), is designed to help you create a guaranteed income stream based on a series of withdrawals you may take from your contract that may last as long as you live. As long as you take these withdrawals within the parameters of the Living Benefit, you may receive a guaranteed income stream for life even if the entire contract value has been reduced to zero. Alternatively, you should know that you may also receive annuity income payments for life if you annuitize your contract. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

You may elect the optional Living Benefit, which is a guaranteed minimum withdrawal benefit, for an additional fee. The Living Benefit may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, if you live longer than expected or any combination of these factors. You may never need to rely on this protection as the benefit's value is dependent on your contract's performance, your withdrawal activity and your longevity. Though the optional Living Benefit offers additional protections, the additional fee associated with the benefit has the impact of reducing the net investment return.

Please read carefully the more detailed description of the Living Benefit following the summary for information regarding how the benefit works, its availability, applicable restrictions, fees and additional considerations. You should analyze the Living Benefit thoroughly and understand it completely before electing.

SUNAMERICA INCOME PLUS(R) offers guaranteed lifetime income plus the opportunity to increase income by locking in the greater of either the contract's highest Anniversary Value, or an annual Income Credit. The annual 6% Income Credit is an amount we may add to the Income Base each year for the first 12 Benefit Years.

The 6% Income Credit is reduced but not eliminated in any Benefit Year in which cumulative withdrawals are less than 6% of the Income Base and not greater than the Maximum Annual Withdrawal Amount thereby providing a guarantee that income can increase during the first 12 years even after starting withdrawals. After the first 12 years, only the highest Anniversary Value increase may be available. In addition, if you do not take any withdrawals during the first 12 years, you will be eligible for the Minimum Income Base on the 12th Benefit Year Anniversary. The Minimum Income Base is equal to 200% of the first Benefit Year's Eligible Purchase Payments.

GENERAL INFORMATION APPLICABLE TO THE LIVING BENEFIT

You must invest in accordance with investment requirements outlined below.

The Living Benefit may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or other tax-qualified plans. The Living Benefit guarantees that only certain Purchase Payments received during the contract's first 5 years are included in the Income Base.

This optional Living Benefit is designed for individuals and spouses. Thus, if a contract is jointly owned by non-spousal joint Owners, Domestic Partners or Same-Sex Spouses and either Owner dies, the surviving Owner must make an election in accordance with the death benefit provisions of the contract in compliance with the IRC, which terminates the Living Benefit. PLEASE SEE DEATH BENEFITS BELOW. Accordingly, the surviving Owner may not receive the full benefit of the Living Benefit.

Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the Living Benefit is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.

LIVING BENEFIT DEFINED TERMS

ANNIVERSARY VALUE
The contract value on any Benefit Year Anniversary minus any Ineligible Purchase Payments (defined below). Continuation Contributions, if applicable, are included in the calculation of Anniversary Values. PLEASE SEE SPOUSAL CONTINUATION BELOW.

BENEFIT EFFECTIVE DATE
The date the Living Benefit is elected. The Benefit Effective Date is the same as the contract issue date.

BENEFIT QUARTER
Each consecutive 3 month period starting on the Benefit Effective Date.

BENEFIT QUARTER ANNIVERSARY
The date following each consecutive 3 month period starting on the Benefit Effective Date. If the next Benefit Quarter Anniversary has no corresponding date, then the Benefit Quarter Anniversary will be deemed to be the following day.

BENEFIT YEAR
Each consecutive one year period starting on the Benefit Effective Date.

BENEFIT YEAR ANNIVERSARY
The date on which each Benefit Year begins.

CONTRACT YEAR
Each consecutive one year period starting on the contract issue date.

COVERED PERSON(S)
The person, or persons, whose lifetime withdrawals are guaranteed under the Living Benefit.

ELIGIBLE PURCHASE PAYMENTS
Eligible Purchase Payments are Purchase Payments, or portions thereof, made on or after the Benefit Effective Date as shown in the table below and are included in the calculation of the Income Base (defined below). The calculation of Eligible Purchase Payments does not include Income Credits (defined below) or the Continuation Contribution, if applicable. However, Continuation Contributions, if applicable, are included in the calculation of Anniversary Values. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Purchase Payments are limited to $1,500,000 without prior Company approval.

----------------------------------------------------------------------------------
      FIRST CONTRACT YEAR                    SUBSEQUENT CONTRACT YEARS
----------------------------------------------------------------------------------
   100% of Purchase Payments     Purchase Payments received in contract years 2-5,
           received               capped at 200% of Purchase Payments received in
                                              the first contract year
----------------------------------------------------------------------------------


EXAMPLE: If you made a $100,000 Purchase Payment in contract year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $200,000 for years 2-5 for a grand total maximum of $900,000 of Eligible Purchase Payments.

EXCESS WITHDRAWAL
Any withdrawal, or portion of a withdrawal, that is taken in a Benefit Year which exceeds the maximum amount that may be withdrawn each Benefit Year. This withdrawal may include, but is not limited to, any withdrawal taken in a Benefit Year taken after the maximum amount allowed. An Excess Withdrawal will cause the Income Base, Income Credit Base, if applicable, and the Maximum Annual Withdrawal Amount to be recalculated.

INCOME BASE
The Income Base is used to determine the fee and the maximum amount that may be withdrawn each Benefit Year without reducing the Income Base and Income Credit Base, if applicable. The Income Base is also used to determine the amount paid each year over the remaining lifetime of the Covered Person(s) after the contract value is reduced to zero.

INCOME CREDIT
An amount that may be added to the Income Base during the Income Credit Period as shown in the following table:

-------------------------------------------------------------------
    INCOME CREDIT               INCOME CREDIT AVAILABILITY
-------------------------------------------------------------------
         6%            Available during the first 12 Benefit Years
                         -- the Income Credit is reduced in years
                                  withdrawals are taken
-------------------------------------------------------------------


INCOME CREDIT BASE
The Income Credit Base is used solely as a basis for calculating the Income Credit during the Income Credit Period.

INCOME CREDIT PERIOD
The period of time over which we calculate the Income Credit.

INELIGIBLE PURCHASE PAYMENTS
Purchase Payments, or portions thereof, received after the 5th contract year, or that are in excess of the caps discussed in the table under "ELIGIBLE PURCHASE PAYMENTS" above.

INVESTMENT REQUIREMENTS
We will allocate 10% of every Purchase Payment and Continuation Contribution, if any, to a fixed interest rate account (the "Secure Value Account"). The remaining 90% of every Purchase Payment and Continuation Contribution, if any, (the "Flexible Allocation"), must be allocated by you in accordance with the investment options outlined under "ARE THERE INVESTMENT REQUIREMENTS IF I ELECT SUNAMERICA INCOME PLUS?" below.

MAXIMUM ANNUAL WITHDRAWAL AMOUNT
The maximum amount that may be withdrawn each Benefit Year while the contract value is greater than zero without reducing the Income Base and the Income Credit Base, if applicable.

MAXIMUM ANNUAL WITHDRAWAL PERCENTAGE
The percentage used to determine the Maximum Annual Withdrawal Amount available for withdrawal each Benefit Year while the contract value is greater than zero.

MINIMUM INCOME BASE
The guaranteed minimum amount equal to 200% of the first Benefit Year's Eligible Purchase Payments to which the Income Base will be increased on the 12th Benefit Year Anniversary provided no withdrawals are taken before the 12th Benefit Year Anniversary.

PROTECTED INCOME PAYMENT
The amount to be paid each year over the remaining lifetime of the Covered Person(s) after the contract value is reduced to zero but the Income Base is still greater than zero or if the Latest Annuity Date has been reached.

PROTECTED INCOME PAYMENT PERCENTAGE
The percentage used to determine the Protected Income Payment.

SUNAMERICA INCOME PLUS

How does SunAmerica Income Plus work?

The Living Benefit locks in the greater of two values to determine the Income Base. The Income Base is the basis for the Covered Person(s)' guaranteed lifetime benefit which must be taken in a series of withdrawals. The Income Base is initially equal to the first Eligible Purchase Payment. While the Income Base is greater than zero, the Income Base is automatically locked in on each Benefit Year Anniversary, to the greater of (1) the highest Anniversary Value, or (2) the current Income Base increased by any available Income Credit.

There is an additional guarantee if you do not take any withdrawals before the 12th Benefit Year Anniversary, the Income Base will be increased to equal at least 200% of your first Benefit Year's Eligible Purchase Payments ("Minimum Income Base"). PLEASE SEE "HOW CAN THE INCOME BASE AND INCOME CREDIT BASE BE INCREASED?" BELOW.

What determines the amount I can receive each year?

The amount that you receive depends on the age of the Covered Person(s) at the time of first withdrawal and whether your contract value is greater than or equal to zero.

While the contract value is greater than zero, the Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each Benefit Year without decreasing your Income Base or Income Credit Base, if applicable. The Maximum Annual Withdrawal Percentage differs depending on whether there are one or two Covered Person(s) and the age of the Covered Person(s) at the time of the first withdrawal.

If your contract value has been reduced to zero or the Latest Annuity Date is reached, the Protected Income Payment Percentage represents the percentage of your Income Base used to calculate the Protected Income Payment that you will receive each year over the remaining lifetime of the Covered Person(s). The Protected Income Payment Percentage differs depending on whether there are one or two Covered Person(s), the age of the Covered Person(s) at the time of the first withdrawal and, for those taking withdrawals before age 65, whether a highest Anniversary Value is attained after the Covered Person(s)' 65th birthday. PLEASE SEE "WHAT HAPPENS IF THE CONTRACT VALUE IS REDUCED TO ZERO WHILE THE INCOME BASE IS GREATER THAN ZERO?" AND "WHAT HAPPENS TO MY LIVING BENEFIT UPON THE LATEST ANNUITY DATE?" BELOW.

SUNAMERICA INCOME PLUS

-------------------------------------------------------------------
   NUMBER OF COVERED
        PERSONS
   AND AGE OF YOUNGER
        COVERED
    PERSON AT FIRST          MAXIMUM ANNUAL       PROTECTED INCOME
      WITHDRAWAL*        WITHDRAWAL PERCENTAGE  PAYMENT PERCENTAGE
-------------------------------------------------------------------
 One Covered Person
 (Age 64 and Younger)             6.0%                  3.0%**
-------------------------------------------------------------------
 One Covered Person
 (Age 65 and Older)               6.0%                  4.0%
-------------------------------------------------------------------
 Two Covered Persons
 (Age 64 and Younger)             5.5%                  3.0%***
-------------------------------------------------------------------
 Two Covered Persons
 (Age 65 and Older)               5.5%                  4.0%
-------------------------------------------------------------------


    * If there is One Covered Person but there are joint Owners, the Covered Person is the older Owner. If there are Two Covered Persons, the age at first withdrawal is based on the age of the younger of Two Covered Persons, if applicable.

   ** If One Covered Person is elected, the Protected Income Payment Percentage is 4.0% if the Income Base is increased to a new highest Anniversary Value on or after the Covered Person's 65th birthday.

   *** If Two Covered Persons are elected, the Protected Income Payment
       Percentage is 4.0% if the Income Base is increased to a new highest Anniversary Value on or after the younger Covered Person's 65th birthday.

Are there investment requirements if I elect SunAmerica Income Plus?

Yes. We will allocate 10% of every Purchase Payment and Continuation Contribution, if applicable, to a Fixed Account ("Secure Value Account"). The Secure Value Account is only available for investment for contracts with election of SunAmerica Income Plus. The crediting interest rate on amounts allocated to the Secure Value Account will never be less than the guaranteed minimum interest rate specified in your contract. The crediting interest rate, once established, will not change for each allocation to the Secure Value Account for the duration of the guarantee period. The guarantee period for the Secure Value Account is a one year period that automatically renews every year from the date of each allocation to the Secure Value Account, unless the Living Benefit has been cancelled. Each allocation to the Secure Value Account may have different crediting interest rates. The remaining 90% of every Purchase Payment and Continuation Contribution, if applicable (the "Flexible Allocation"), must be allocated by you in accordance with the investment requirements outlined below. As a result, there is a risk that the overall return of 90% of every Purchase Payment and Continuation Contribution may not be as high as the overall return of the entire Purchase Payment and Continuation Contribution invested in the Flexible Allocation.

Your Flexible Allocation must comply with the investment requirements in one of four ways.

FLEXIBLE ALLOCATION -- CHECK-THE-BOX OPTIONS 1-3

After investing 10% in the Secure Value Account, the remaining 90% of Purchase Payments can be invested in accordance with Option 1, 2 or 3:

------------------------------------------------------------------------------
---------------- -------------------------------------------------------------
 Option 1         Invest in one of three available Polaris Portfolio Allocator
                  Models:
                    Model 1, Model 2 or Model 3
                  or
                  Invest in one of three available 50%-50% Combination Models:
                    Model 1, Model 2 or Model 3
 Option 2         Invest in one or more of the following balanced Variable
                  Portfolios:
                    American Funds Asset Allocation SAST
                    Asset Allocation
                    Balanced
                    Franklin Income Securities Fund
                    Managed Allocation Balanced
                    Managed Allocation Moderate
                    Managed Allocation Moderate Growth
                    MFS Total Return
---------------- -------------------------------------------------------------
 Option 3         Invest in the Cash Management Variable Portfolio
---------------- -------------------------------------------------------------


FLEXIBLE ALLOCATION -- BUILD-YOUR-OWN OPTION 4

After investing 10% in the Secure Value Account, the remaining 90% of Purchase Payments can be invested among the Variable Portfolios and available Fixed Accounts, as follows:

-------------------------------------------------------------------------------------
                            FLEXIBLE                VARIABLE PORTFOLIOS AND/OR
 INVESTMENT GROUP          ALLOCATION                     FIXED ACCOUNTS
------------------------------------------- -----------------------------------------
 A. BOND, CASH AND    Minimum 20%            Cash Management
  FIXED ACCOUNTS      Maximum 90%            Corporate Bond
                                             Global Bond
                                             Government and Quality Bond
                                             Real Return
                                             Total Return Bond

                                             DCA FIXED ACCOUNTS*
                                             DCA 6-Month
                                             1-Year DCA
                                             2-Year DCA

                                             FIXED ACCOUNTS
                                             1-Year Fixed (if available)
------------------------------------------- -----------------------------------------
 B. EQUITY            Minimum 0%             Aggressive Growth
                      Maximum 70%            Alliance Growth
                                             American Funds Asset Allocation SAST
                                             American Funds Global Growth SAST
                                             American Funds Growth SAST
                                             American Funds Growth-Income SAST
                                             Asset Allocation
                                             Balanced
                                             Blue Chip Growth
                                             Capital Appreciation
                                             Davis Venture Fund
                                             "Dogs" of Wall Street
                                             Equity Opportunities
                                             Foreign Value
                                             Franklin Income Securities
                                             Franklin Templeton VIP Founding Funds
                                               Allocation Fund
                                             Fundamental Growth
                                             Global Equities
                                             Growth
                                             Growth-Income
                                             High-Yield Bond
                                             International Diversified Equities
                                             International Growth and Income
                                             Invesco Van Kampen V.I. Capital Growth
                                               Fund, Series II Shares
                                             Invesco Van Kampen V.I. Comstock
                                               Fund, Series II Shares
                                             Invesco Van Kampen V.I. Growth and
                                               Income Fund, Series II Shares
                                             Lord Abbett Growth and Income
                                             Managed Allocation Balanced
                                             Managed Allocation Growth
                                             Managed Allocation Moderate
                                             Managed Allocation Moderate Growth
                                             Marsico Focused Growth
                                             MFS Massachusetts Investors Trust
                                             MFS Total Return
                                             Small & Mid Cap Value
                                             Telecom Utility
------------------------------------------- -----------------------------------------
 C. LIMITED EQUITY    Minimum 0%             Capital Growth
                      Maximum 10%            Emerging Markets
                                             Growth Opportunities
                                             Mid-Cap Growth
                                             Natural Resources
                                             Real Estate
                                             Small Company Value
                                             Technology
------------------------------------------- -----------------------------------------


* You may use a DCA Fixed Account to invest your target allocations in accordance with the investment requirements.

The investment requirements may reduce the need to rely on the guarantees provided by this Living Benefit because they allocate your investment across asset classes and potentially limit market volatility. As a result, you may have better, or worse, investment returns by allocating your investments more aggressively. We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent that Variable Portfolios are added, deleted, substituted, merged or otherwise reorganized. We will promptly notify you of any changes to the investment requirements due to deletions, substitutions, mergers or reorganizations.

Your allocation instructions accompanying any Purchase Payment as well as your target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, described above, in order for your application or subsequent Purchase Payment(s) allocation instructions to be considered in Good Order. We will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. If rebalancing instructions are not provided, we will align your rebalancing allocations with your Purchase Payment instructions, or if using a DCA Fixed Account, your target DCA instructions. We require quarterly rebalancing because market performance and transfer and withdrawal activity may result in your contract's Flexible Allocations going outside these requirements. Quarterly rebalancing will ensure that your Flexible Allocation will continue to comply with the investment requirements for this feature.

We will initiate rebalancing of your Flexible Allocation in accordance with your most current and compliant Automatic Asset Rebalancing instructions on file, after any transfer you initiate, or any withdrawal you initiate. Because automatic transfers and/or systematic withdrawals will not result in rebalancing before the next automatic quarterly rebalancing occurs, if you make a transfer, you must provide updated rebalancing instructions for your Flexible Allocation. If you do not provide new rebalancing instructions at the time you initiate a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios and/or 1-year Fixed Account, if available, resulting from your transfer ("Default Rebalancing Instructions"). If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM ABOVE.

You may not transfer any amounts between the Secure Value Account and the Flexible Allocation Variable Portfolios or Fixed Accounts. The Secure Value Account may not be used as a target account if you are using the Dollar Cost Averaging program to comply with investment requirements. In addition, we will not rebalance amounts in the Secure Value Account under the Automatic Asset Rebalancing Program. You may not request any specific amount of any withdrawal to be deducted solely from the Secure Value Account. Rather, any withdrawal reduces the amount invested in the Secure Value Account in the same proportion that the withdrawal reduces the contract value. PLEASE SEE

"WHAT HAPPENS TO THE SECURE VALUE ACCOUNT AND AUTOMATIC ASSET REBALANCING PROGRAM INSTRUCTIONS IF I ELECT TO CANCEL SUNAMERICA INCOME PLUS?" BELOW.

If compliant rebalancing instructions are not provided with every Purchase Payment, we will rebalance your Flexible Allocation as described in the example below:

     Assume that you want your Purchase Payment split between Group A and Group B under the Flexible Allocation Build-Your-Own option. 10% of your Purchase Payment is allocated to the Secure Value Account and 90% of your Purchase Payment is allocated to the Flexible Allocation. You want to invest 40% of the Purchase Payment in a bond Variable Portfolio and 50% of the Purchase Payment in a stock Variable Portfolio.

     We will set your rebalancing instructions as follows unless you instruct otherwise: 44.4% in the bond Variable Portfolio (40%/90% = 44.4%) and 55.6% in the stock Variable Portfolio (50%/90% = 55.6%). We may need to allocate slightly more or less to each fund in order for the rebalancing instructions to total 100% and for each Investment Group to meet the applicable investment requirement.

     Over the next Benefit Quarter, the bond market does very well while the stock market performs poorly. At the end of the Benefit Quarter, the bond Variable Portfolio now represents 50% of your holdings because it has increased in value and the stock Variable Portfolio represents 40% of your holdings. Upon quarterly rebalancing on the last day of the Benefit Quarter, we will proportionately rebalance your Flexible Allocation based on the Flexible Allocation percentages provided for your Purchase Payment. We would sell some of your Accumulation Units in the bond Variable Portfolio to bring its holdings back to 44% of the Flexible Allocation value and use the money to buy more Accumulation Units in the stock Variable Portfolio to increase those holdings to 56% of the Flexible Allocation value.

What are the factors used to calculate SunAmerica Income Plus?

The benefit offered by SunAmerica Income Plus is calculated by considering the factors described below.

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS. It is important to note that only Purchase Payments made during the first 5 contract years are taken into consideration in determining the Eligible Purchase Payments. If you anticipate that you will be making Purchase Payments after the first 5 contract years, you should know that those Purchase Payments will not be included in the calculation of the Eligible Purchase Payments or Anniversary Values.

SECOND, we consider the INCOME CREDIT PERIOD. The Income Credit Period is the period of time over which we calculate the Income Credit. The Income Credit Period begins on the Benefit Effective Date and ends 12 years later.

THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any Benefit Year Anniversary minus any Ineligible Purchase Payments. The highest Anniversary Value is the current Anniversary Value that is greater than (1) all previous Anniversary Values; and (2) Eligible Purchase Payments.

FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. The Income Base is increased by each subsequent Eligible Purchase Payment, and is reduced proportionately for Excess Withdrawals. If you do not take any withdrawals before the 12th Benefit Year Anniversary, the Income Base will be increased to at least the MINIMUM INCOME BASE on the 12th Benefit Year Anniversary. The Minimum Income Base is equal to at least 200% of your first Benefit Year's Eligible Purchase Payments.

FIFTH, we determine the INCOME CREDIT BASE which is used solely as a basis for calculating the Income Credit during the Income Credit Period. The initial Income Credit Base is equal to the first Eligible Purchase Payment. The Income Credit Base is increased by each subsequent Eligible Purchase Payment, and is reduced proportionately for Excess Withdrawals.

SIXTH, we determine the INCOME CREDIT.

The Income Credit is equal to 6% ("Income Credit Percentage") of the Income Credit Base on each Benefit Year Anniversary during the Income Credit Period. The Income Credit Percentage on the Benefit Year Anniversary is reduced but not eliminated in any Benefit Year in which cumulative withdrawals during the preceding Benefit Year are not greater than the Maximum Annual Withdrawal Amount.

For example, if you elected one Covered Person and take cumulative withdrawals prior to the 65th birthday of the Covered Person that are equal to 4% of the Income Base in the preceding Benefit Year, the Income Credit Percentage on the Benefit Year Anniversary is reduced from 6% to 2%. However, if you take cumulative withdrawals in the preceding Benefit Year that are equal to or greater than the Maximum Annual Withdrawal Amount, the Income Credit Percentage for that Benefit Year Anniversary is equal to zero. If you elected two Covered Persons and take cumulative withdrawals prior to the 65th birthday of the younger Covered Person that are equal to 5.6% of the Income Base in the preceding Benefit Year, the Income Credit Percentage on the Benefit Year Anniversary is reduced to zero because the withdrawal is in excess of the Maximum Annual Withdrawal Amount applicable to two Covered Persons of 5.5% of the Income Base.

SEVENTH, we determine the MAXIMUM ANNUAL WITHDRAWAL PERCENTAGE, which represents the maximum percentage of the Income Base that can be withdrawn each Benefit Year while the contract value is greater than zero, without reducing the Income Base and the Income Credit Base, if applicable. If your contract value is reduced to zero but your Income Base is greater than zero, the PROTECTED INCOME PAYMENT PERCENTAGE represents the percentage of the Income Base you will receive each Benefit Year thereafter.

The Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage are determined by two factors: 1) whether there is one or two Covered Person(s); and 2) the age of the Covered Person at the time of first withdrawal. Additionally, the Protected Income Payment Percentage may differ depending on whether withdrawals are taken before age 65 and if a new highest Anniversary Value is achieved on or after the Covered Person(s) 65th birthday.

Please see the table under "WHAT DETERMINES THE AMOUNT I CAN RECEIVE EACH YEAR?" above for the applicable Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage.

EIGHTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year while the contract value is greater than zero, without reducing the Income Base, and if applicable, the Income Credit Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage. If your contract value is reduced to zero but your Income Base is greater than zero, the PROTECTED INCOME PAYMENT is determined by multiplying the Income Base by the applicable Protected Income Payment Percentage.

FINALLY, we determine the EXCESS WITHDRAWALS.

How can the Income Base and Income Credit Base be increased?

On each Benefit Year Anniversary, the Income Base is automatically increased to the greater of (1) the highest Anniversary Value; or (2) the current Income Base plus the Income Credit, if any. In addition, the Income Base will be increased to at least the Minimum Income Base on the 12th Benefit Year Anniversary provided no withdrawals have been taken before that anniversary.

On each Benefit Year Anniversary during the Income Credit Period, the Income Credit Base is automatically increased to the highest Anniversary Value, if the Income Base is increased to the highest Anniversary Value. The Income Credit Base is not increased if an Income Credit is added to the Income Base.

Increases to your Income Base and Income Credit Base occur on Benefit Year Anniversaries while the contract value is greater than zero. However, Eligible Purchase Payments increase your Income Base and Income Credit Base at the time they are received. SINCE HIGHEST ANNIVERSARY VALUES ARE DETERMINED ONLY ON THE BENEFIT YEAR ANNIVERSARIES, YOUR INCOME BASE AND INCOME CREDIT BASE WILL NOT INCREASE IF YOUR CONTRACT VALUE WAS HIGHER ON DAYS OTHER THAN THE BENEFIT YEAR ANNIVERSARIES.

If the contract value has been reduced to zero, the Income Base will no longer be recalculated on each Benefit Year Anniversary. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON SUNAMERICA INCOME PLUS?" BELOW.

How do increases and decreases in the Income Base impact the Maximum Annual Withdrawal Amount?

INCREASES IN THE INCOME BASE

In any Benefit Year during which subsequent Eligible Purchase Payments are allocated to your contract, any remaining withdrawals of the Maximum Annual Withdrawal Amount will be based on the increased Maximum Annual Withdrawal Amount reduced by withdrawals previously taken in that Benefit Year. If the Income Base is increased on a Benefit Year Anniversary, the Maximum Annual Withdrawal Amount will be recalculated on that Benefit Year Anniversary by multiplying the increased Income Base by the applicable Maximum Annual Withdrawal Percentage.

DECREASES IN THE INCOME BASE

Excess Withdrawals reduce your Income Base on the date the Excess Withdrawal occurs. Any Excess Withdrawal in a Benefit Year reduces the Income Base in the same proportion by which the contract value is reduced by the Excess Withdrawal. As a result of a reduction of the Income Base, the new Maximum Annual Withdrawal Amount will be equal to the reduced Income Base multiplied by the applicable Maximum Annual Withdrawal Percentage. The last recalculated Maximum Annual Withdrawal Amount in a given Benefit Year is available for withdrawal at the beginning of the next Benefit Year and may be lower than the previous Benefit Year's Maximum Annual Withdrawal Amount. When the contract value is less than the Income Base, Excess Withdrawals will reduce the Income Base by an amount which is greater than the amount of the Excess Withdrawal. In addition, you will not be eligible for an Income Credit in that Benefit Year. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON SUNAMERICA INCOME PLUS?" BELOW.

What are the effects of withdrawals on SunAmerica Income Plus?

The Maximum Annual Withdrawal Amount, the Income Base and the Income Credit Base may change over time as a result of the timing and amount of withdrawals. If you take a withdrawal before the 12th Benefit Year Anniversary, your Income Base is not eligible to be increased to the Minimum Income Base.

Withdrawals during a Benefit Year that in total are less than or equal to the Maximum Annual Withdrawal Amount will not reduce the Income Base or Income Credit Base. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any Benefit Year, you may not carry over the unused amount for withdrawal in subsequent years. Your Maximum Annual Withdrawal Amount in any year will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in the prior year. Please note that if you delay taking withdrawals for too long, you may limit the number of remaining years (due to your life expectancy) in which you may take withdrawals.

YOU SHOULD NOT ELECT THE LIVING BENEFIT IF YOU PLAN TO TAKE EXCESS WITHDRAWALS SINCE THOSE WITHDRAWALS MAY SIGNIFICANTLY REDUCE THE VALUE OF OR TERMINATE THE LIVING BENEFIT.

The impact of withdrawals on specific factors is further explained below:

     INCOME BASE AND INCOME CREDIT BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base will be reduced for those withdrawals. For each Excess Withdrawal taken, the Income Base and Income Credit Base are reduced in the same proportion by which the contract value is reduced by the amount in excess of the Maximum Annual Withdrawal Amount. This means that the reduction in the Income Base and Income Credit Base could be more or less than a dollar-for-dollar reduction.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased. If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount is available for withdrawal at the beginning of the next Benefit Year and may be lower than your previous Maximum Annual Withdrawal Amount.

     PROTECTED INCOME PAYMENT: If the Income Base is greater than zero, but the contract value has been reduced to zero due to unfavorable investment performance or withdrawals within the Maximum Annual Withdrawal Amount, we will pay any remaining Maximum Annual Withdrawal Amount for the current Benefit Year. Thereafter, you will receive the Protected Income Payment each year over the remaining lifetime of the Covered Person(s) which is calculated by multiplying the Income Base by the applicable Protected Income Payment Percentage. The Income Base is no longer increased on Benefit Year Anniversaries after the contract value has been reduced to zero. As a result, the Protected Income Payment is calculated once and will not change. PLEASE SEE "WHAT HAPPENS IF THE CONTRACT VALUE IS REDUCED TO ZERO WHILE THE INCOME BASE IS GREATER THAN ZERO?" BELOW.

All withdrawals from the contract, including withdrawals taken under this Living Benefit, will reduce your contract value and your death benefit and may impact other provisions of your contract. Unfavorable investment experience and/or fees will also reduce your contract value. In addition, withdrawals under this Living Benefit will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount. The sum of withdrawals in any Benefit Year up to the Maximum Annual Withdrawal Amount will not be assessed a withdrawal charge. Partial withdrawals under this Living Benefit must be deducted proportionately from each Variable Portfolio and Fixed Account in which you are invested. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND EXPENSES BELOW.

What is the fee for SunAmerica Income Plus?

The fee for SunAmerica Income Plus is assessed against the Income Base and deducted from the contract value at the end of each Benefit Quarter beginning on the first Benefit Quarter Anniversary following the Benefit Effective Date. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR STATE SPECIFIC INFORMATION REGARDING THE ASSESSMENT OF THE FEE. After the first Benefit Year, on each Benefit Quarter Anniversary, we will (1) deduct the fee in effect for the previous Benefit Quarter; and (2) determine the fee rate applicable to the next Benefit Quarter. Please see fee table below:

----------------------------------------------------------------------------
                                                                   MAXIMUM
                                                                 ANNUALIZED
                                                                  FEE RATE
                                                                 DECREASE OR
                                                                  INCREASE
                         INITIAL       MAXIMUM       MINIMUM        EACH
      NUMBER OF        ANNUAL FEE    ANNUAL FEE    ANNUAL FEE      BENEFIT
   COVERED PERSONS        RATE          RATE          RATE        QUARTER*
----------------------------------------------------------------------------
 One Covered Person       1.10%         2.20%         0.60%       +/-0.25%
----------------------------------------------------------------------------
 Two Covered Persons      1.35%         2.70%         0.60%       +/-0.25%
----------------------------------------------------------------------------


* The quarterly fee rate will not decrease or increase by more than 0.0625% each quarter (0.25% / 4).

The initial Annual Fee Rate is guaranteed not to change for the first Benefit Year. Subsequently, the fee rate may change quarterly subject to the parameters identified in the table above. Any fee adjustment is based on a non-discretionary formula tied to the change in the Volatility Index ("VIX(R)"), an index of market volatility reported by the Chicago Board Options Exchange. If the value of the

VIX decreases or increases from the previous Benefit Quarter Anniversary, your fee rate will decrease or increase accordingly, subject to the minimums and maximums identified in the table above. Should the VIX no longer be appropriate or available, we would substitute the VIX with another measure of market volatility for determining the fee. If we substitute the VIX, we will notify you; however, the maximum and minimum annual fee rates described in this prospectus are guaranteed for the life of your contract. PLEASE SEE APPENDIX
B -- FORMULA FOR CALCULATING AND EXAMPLE OF THE SUNAMERICA INCOME PLUS FEE
BELOW.

Since the fee rate is assessed against the Income Base, an increase in the Income Base due to an adjustment to an Income Credit, higher Anniversary Value or subsequent Eligible Purchase Payments, will result in an increase to the amount of the fee you pay, assuming that the annual fee rate has not decreased as described above. Please note that this means the addition of an Income Credit will lead to paying a higher fee in any given period than without the addition of the Income Credit, and in certain instances, the value of the Income Credit may be more than offset by the amount of the fee. You will be assessed a non-refundable fee each quarter regardless of whether or not you take any withdrawals.

If your contract value falls to zero, the fee will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract or if a death benefit is paid before the end of a Benefit Quarter. If the Living Benefit is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee applicable to the Benefit Quarter in which the surrender occurs if you surrender your contract before the end of a Benefit Quarter. The pro-rata fee is calculated by multiplying the fee by the number of days between the date when the prior fee was last assessed and the date of surrender, divided by the number of days between the prior and the next Benefit Quarter Anniversaries.

What happens if the contract value is reduced to zero while the Income Base is greater than zero?

If the contract value is reduced to zero but the Income Base is greater than zero, we will pay the remaining Maximum Annual Withdrawal Amount for that Benefit Year. Thereafter we will pay the Protected Income Payment over the remaining lifetime of the Covered Person(s).

IF AN EXCESS WITHDRAWAL REDUCES YOUR CONTRACT VALUE TO ZERO, NO FURTHER BENEFITS ARE PAYABLE UNDER THE CONTRACT AND YOUR CONTRACT ALONG WITH THE LIVING BENEFIT WILL TERMINATE.

If your contract value is reduced to zero, you may no longer make subsequent Purchase Payments or transfers, and no death benefit is payable. Therefore, you should be aware that, particularly during times of unfavorable investment performance, withdrawals taken under the Living Benefit may reduce the contract value to zero, thereby terminating any other benefits of the contract. In addition, an Income Credit is not available if the contract value is reduced to zero, even if a benefit remains payable.

When the contract value equals zero but the Income Base is greater than zero, to receive any remaining Living Benefit, you must select one of the following:

     1. The Protected Income Payment divided equally and paid on a monthly, quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     2. Any option mutually agreeable between you and us.

Once you elect an option above, it cannot be changed. If you do not select an option above, the remaining benefit will be paid as option 1 above. This amount will be divided equally and paid on a quarterly basis until the date of death of the Covered Person(s). No amount is payable thereafter.

PLEASE SEE ADDITIONAL IMPORTANT INFORMATION APPLICABLE TO THE OPTIONAL LIVING BENEFIT BELOW FOR MORE INFORMATION REGARDING SUNAMERICA INCOME PLUS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        ADDITIONAL IMPORTANT INFORMATION
                    APPLICABLE TO THE OPTIONAL LIVING BENEFIT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

When and how may I elect the Living Benefit?

You may elect the Living Benefit at the time of contract issue (the "Benefit Effective Date"). You may elect to have the Living Benefit cover only your life or the lives of both you and your spouse, the "Covered Person(s)." If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect the Living Benefit, Covered Persons must meet the age requirements. The age requirements vary depending on the type of contract and the number of Covered Persons. The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

IF YOU ELECT ONE COVERED PERSON:

------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                           -----------------------------------------
                                                 MINIMUM               MAXIMUM
                                                   AGE                   AGE
------------------------------------------------------------------------------------
                One Owner                          45                    80
------------------------------------------------------------------------------------
             Joint Owners(1)                       45                    80
------------------------------------------------------------------------------------

IF YOU ELECT TWO COVERED PERSONS:

----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                       -----------------------------------------------------------------
                        MINIMUM AGE      MAXIMUM AGE      MINIMUM AGE      MAXIMUM AGE
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   Joint Owners(2)           45               80               45               85
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with            45               80               45             N/A(3)
 Spousal Beneficiary
----------------------------------------------------------------------------------------
     QUALIFIED:
   One Owner with            45               80               45             N/A(3)
 Spousal Beneficiary
----------------------------------------------------------------------------------------


(1) Based on the age of the older Owner.

(2) Based on the age of the younger Joint Owner.

(3) The age requirement is based solely on the single owner for purposes of issuing the contract with the Living Benefit. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

If I own a Qualified contract, how do Required Minimum Distributions impact my Living Benefit?

As the original owner, or Continuing Spouse (two Covered Persons elected) electing to treat the annuity contract as their own, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on the contract to which the feature is elected and using the Uniform Lifetime Table or Joint Life Expectancy Table from the regulations under the Internal Revenue Code) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal.

Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals, your withdrawals must be set up on the Systematic Withdrawal Program for RMDs administered by our Annuity Service Center.

We will provide RMD favorable treatment, once each Benefit Year, to the greater of the Maximum Annual Withdrawal Amount or the RMD amount as calculated by us. Therefore, if you are transferring from another company and are already 70 1/2, you should take the current tax year's RMD prior to the transfer, as we cannot systematically calculate the RMD as we do not possess the valuation for the previous year end. Further, if you are turning 70 1/2, you should know that although tax code allows for deferral of the first withdrawal to April of the tax year following your attainment of age 70 1/2, doing so may result in subsequent withdrawals being treated as Excess Withdrawals for that Benefit Year.

If the RMD amount is greater than the Maximum Annual Withdrawal Amount, but less than 6% of the Income Base, an Income Credit will be included in determining any Income Base increase in that Benefit Year.

What happens to my Living Benefit upon a spousal continuation if I elected one Covered Person?

If there is one Covered Person and that person dies, the surviving spousal joint Owner or spousal beneficiary may elect to:

     1. Make a death claim if the contract value is greater than zero, which terminates the Living Benefit and the contract; or

     2. Continue the contract if the contract value is greater than zero, without the Living Benefit and its corresponding fee.

What happens to my Living Benefit upon a spousal continuation if I elected two Covered Persons?

If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:

     1. Make a death claim if the contract value is greater than zero, which terminates the Living Benefit and the contract; or

     2. Continue the contract with the Living Benefit and its corresponding fee.

The components of the Living Benefit in effect at the time of spousal continuation will not change. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the Living Benefit elected based on the age of the younger Covered Person at the time the first withdrawal was taken. If no withdrawals were taken prior to the spousal continuation, the Maximum Annual Withdrawal Percentage and the Protected Income Payment Percentage will be based on the age of the surviving Covered Person at the time the first withdrawal is taken. PLEASE SEE "HOW DOES SUNAMERICA INCOME PLUS WORK?" ABOVE.

If spousal continuation occurs during the Income Credit Period, the Continuing Spouse will continue to receive any increases to the Income Base for highest Anniversary Values or if applicable, any Income Credit while the contract value is greater than zero. The Continuing Spouse is also eligible to receive the Minimum Income Base on the 12th Benefit Year Anniversary if no withdrawals have been taken during the first 12 Benefit Years following the Benefit Effective Date.


Can a non-spousal Beneficiary elect to receive any remaining benefits under my Living Benefit upon the death of the second spouse?

No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal Beneficiary must make an election under the death benefit provisions of the contract, which terminates the Living Benefit. PLEASE SEE DEATH BENEFITS BELOW.

What happens to my Living Benefit upon the Latest Annuity Date?

If the contract value and the Income Base are greater than zero on the Latest Annuity Date, you begin the Income Phase and therefore, you must select one of the following annuity income options:

     1. Annuitize the contract value under the contract's annuity provisions (please see ANNUITY INCOME OPTIONS below); or

     2. Annuitize the contract and elect to receive the current Maximum Annual Withdrawal Amount as of the Latest Annuity Date for a fixed period while you are alive; the fixed period is determined by dividing the contract value on the Latest Annuity Date by the Maximum Annual Withdrawal Amount. Any applicable Premium Taxes will be deducted from the contract value prior to determining the fixed period. After that fixed period ends, you will receive the Protected Income Payment, which is calculated by multiplying the Income Base by the applicable Protected Income Payment Percentage, paid until the death(s) of the Covered Person(s). The Maximum Annual Withdrawal Amount fixed period payments and the subsequent Protected Income Payments will be divided equally on a monthly, quarterly, semi-annual or annual frequency, as selected by you.

     3. Any annuity income option mutually agreeable between you and us.

Once you begin the Income Phase by electing one of the annuity income payment options above, the Income Base will no longer be adjusted either for highest Anniversary Values or additional Income Credits.

If you do not elect an option listed above, on the Latest Annuity Date, we will annuitize the contract value in accordance with Option 2 above.

Can I elect to cancel my Living Benefit?

The Living Benefit may not be cancelled by you prior to the 5th Benefit Year Anniversary unless you surrender your contract. The Living Benefit may be cancelled by you on or after the 5th Benefit Year Anniversary and the cancellation will be effective as outlined in the table below.

----------------------------------------------------------------------------------
              CANCELLATION                              CANCELLATION
            REQUEST RECEIVED                           EFFECTIVE DATE
----------------------------------------------------------------------------------
                 Years 1-5                      5th Benefit Year Anniversary
----------------------------------------------------------------------------------
                 Years 5+                   Benefit Quarter Anniversary following
                                           the receipt of the cancellation request
----------------------------------------------------------------------------------


Once cancellation is effective, the guarantees under the Living Benefit are terminated. In addition, the investment requirements for the Living Benefit will no longer apply to your contract. You may not re-elect or reinstate the Living Benefit after cancellation.

If there are two Covered Persons, upon the death of the first Covered Person, the surviving Covered Person (generally, the Continuing Spouse) may cancel the Living Benefit on or after the 5th Benefit Year Anniversary and the cancellation will be effective as outlined in the table above. After the cancellation effective date of the Living Benefit, there will be one final fee applicable to the Benefit Quarter in which the cancellation occurs, on the Benefit Quarter Anniversary. Thereafter, the fee will no longer be charged.

What happens to the Secure Value Account and Automatic Asset Rebalancing Program instructions if I elect to cancel my Living Benefit?

Amounts allocated to the Secure Value Account will be automatically transferred to the 1-Year Fixed Account, if available. If the 1-Year Fixed Account is not available in the state in which your contract was issued, amounts will be transferred to the Cash Management Variable Portfolio. From the day following the automated transfer from the Secure Value Account, you may transfer this amount to another available investment option under the contract for a period of 90 days during which the transfer will not count against the annual number of free transfers or U.S. Mail transfers, or incur a transfer fee. Purchase Payments will no longer be allocated to the Secure Value Account after cancellation.

The Automatic Asset Rebalancing Program and your instructions on file will not be terminated or changed upon cancellation of your Living Benefit. Amounts transferred from the Secure Value Account into the 1-Year Fixed Account or Cash Management Variable Portfolio, as applicable, will not impact the Automatic Asset Rebalancing Program instructions on file and that transfer will not result in new Default Rebalancing Instructions. On or after cancellation of these features, you may provide new rebalancing instructions or you may choose to terminate the Automatic Asset Rebalancing Program by contacting the Annuity Service Center.

Are there circumstances under which my Living Benefit will be automatically cancelled?

The Living Benefit will automatically be cancelled upon the occurrence of one of the following:

     1. Annuitization of the contract; or

     2. Termination or surrender of the contract; or

     3. A death benefit is paid resulting in the contract being terminated; or

     4. An Excess Withdrawal that reduces the contract value and Income Base to zero; or

     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Person; or

     6. A change that removes all Covered Persons from the contract except as noted below and under "ARE THERE CIRCUMSTANCES UNDER WHICH GUARANTEED WITHDRAWALS FOR TWO COVERED PERSONS, IF ELECTED, TERMINATE FOR ONE OF THE COVERED PERSONS?"

If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the Annuitant(s) after the ownership change to prevent termination of the Living Benefit. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural Annuitant(s) in order to prevent termination of the Living Benefit. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?

Under any of the following circumstances, the Living Benefit will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:

     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or

     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.

Under these circumstances, the fee for the Living Benefit based on two Covered Persons will continue to be charged and the guaranteed withdrawals are payable for one Covered Person only. However, the remaining Covered Person may choose to terminate the Living Benefit as described under "CAN I ELECT TO CANCEL MY LIVING BENEFIT?" above.

Any amounts that we may pay under the feature in excess of your contract value are subject to the Company's financial strength and claims-paying ability.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE OPTIONAL LIVING BENEFITS AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS AS INDICATED ABOVE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 DEATH BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

If the contract is owned by a trust or any other non-natural person, we will treat the death of the Primary Annuitant as the death of any Owner.

If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no death benefit will be paid. PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE.

You designate your Beneficiary, who will receive any death benefit payments. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. If your contract is jointly owned, the surviving joint Owner is the sole Beneficiary. Joint Annuitants, if any, when the Owner is a non-natural person shall be each other's sole Beneficiary, except when the Owner is a charitable remainder trust. In designating your Beneficiary, you may impose restrictions on the timing and manner of the payment of death benefits. Those restrictions can govern the payment of the death benefit.

If any contract is owned by a trust, whether as an agent for a natural person or otherwise, you should consider the contractual provisions that apply, including provisions that apply in the event of the death or change of an Annuitant, in determining whether the contract is an appropriate trust investment. You may wish to consult with your tax and/or legal adviser.

We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in Good Order at the Annuity Service Center, (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. If the death benefit request is not received by us in Good Order or if notification of the death is made by the Beneficiary prior to submitting all required paperwork and satisfactory proof of death, the Beneficiary may have the option of transferring the entire contract value to the Cash Management Variable Portfolio or available Fixed Account by contacting the Annuity Service Center. We consider the following satisfactory proof of death:

     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.

For contracts in which the aggregate of all Purchase Payments in contracts issued by SunAmerica Annuity and/or US Life to the same Owner/Annuitant are in excess of $1,500,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death received by us in Good Order, we pay a lump sum death benefit by check to the Beneficiary's address of record.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the contract at the then current value. PLEASE SEE SPOUSAL CONTINUATION BELOW.

BENEFICIARY CONTINUATION PROGRAMS

EXTENDED LEGACY PROGRAM

The Extended Legacy Program, if available, can allow a Beneficiary to an existing contract issued by the Company to take the death benefit amount in the form of withdrawals over a longer period of time, with the flexibility to withdraw more than the IRS required minimum distribution. The Beneficiary may elect the Extended Legacy Program on the Death Claim Form. The Extended Legacy Guide includes important information regarding the program and may be requested from the Annuity Service Center.

We will send the Beneficiary a prospectus which describes the investment options and administrative features available under the Extended Legacy Program along with the Extended Legacy Guide. The prospectus that the Beneficiary will receive may be for a different product than the original Owner purchased. Upon election of the Extended Legacy Program, the contract continues in the original Owner's name for the benefit of the Beneficiary. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after the Owner's death. Payments must begin no later than the first anniversary of death for Non-Qualified contracts or December 31st of the year following the year of death for IRAs. Your Beneficiary cannot participate in the Extended Legacy Program if he/she has already elected another settlement option.

If the Beneficiary elects to participate in this program and the contract value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the contract value by the amount which the death benefit exceeds contract value.

There are certain restrictions applicable to the Extended Legacy Program. The Extended Legacy Program cannot be elected with rollover contracts from other companies. No Purchase Payments are permitted. The Living Benefit and Death Benefits that may have been elected by the original Owner are not available and any charges associated with these features will no longer be deducted. In the event of the Beneficiary's death, any remaining contract value will be paid to the person(s) named by the Beneficiary. The contract may not be assigned and ownership may not be changed or jointly owned.

We may offer Variable Portfolios currently available under the Separate Account to the Beneficiary upon election of the Extended Legacy Program. These Variable Portfolios may differ from those available to the original Owner; in addition, the Variable Portfolios may be of a different share class subject to higher 12b-1 fees. The Beneficiary may transfer funds among the Variable Portfolios. Any Fixed Accounts that may have been available to the original Owner will no longer be available for investment to the Beneficiary.

If the Beneficiary elects the Extended Legacy Program, we will charge a lower annual Separate Account Charge of 1.15%. This charge is deducted daily from the average daily ending net asset value allocated to the Variable Portfolios. The Beneficiary may withdraw all or a portion of the contract value at any time and withdrawals are not subject to withdrawal charges. Additionally, the Beneficiary may choose to participate in the Systematic Withdrawal Program and the Automatic Asset Rebalancing Program.

5-YEAR SETTLEMENT OPTION

The Beneficiary may also elect to receive the death benefit under a 5-year settlement option. The Beneficiary may take withdrawals as desired, but the entire contract value must be distributed by December 31st of the year containing the fifth anniversary of death. For IRAs, the 5-year settlement option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the original Owner reaches the age of 70 1/2).

GUIDED LEGACY PROGRAM

Guided Legacy, if available, is an administrative program which allows the Owner to designate a specific distribution method or settlement option of the death benefit for their Beneficiaries, if death occurs during the Accumulation Phase.

The Guided Legacy Program can restrict the settlement options normally available to the Beneficiary. The Owner may elect the Guided Legacy Program on the Guided
Legacy: Restricted Beneficiary Payout Form ("Guided Legacy Form").

Upon death of the Owner during the Accumulation Phase, any death benefits payable under the contract will be applied to the specified annuity option or Extended Legacy Program option for the benefit of the Beneficiary as selected by the Owner on the Guided Legacy Form. The Beneficiary will not be able to change the option or receive a lump sum payment unless specified in the Guided Legacy Form.

INHERITED ACCOUNT PROGRAM

The Inherited Account Program, if available, can allow a beneficiary of another company's annuity contract to transfer their inherited IRA or inherited Non-Qualified deferred annuity to fund a new contract issued by the Company. The beneficiary of the transferred contract may elect the Inherited Account Program on the Inherited Account and Required Minimum Distribution Election Form along with a new contract application. The beneficiary of the transferred contract becomes the Owner of the contract issued by us.

There are certain restrictions applicable to the Inherited Account Program. No Purchase Payments are permitted after the contract has been issued. The optional Living Benefit cannot be elected under the Inherited Account Program. The contract may not be assigned and ownership may not be changed or jointly owned.

The Internal Revenue Code requires minimum distributions from inherited IRAs and inherited Non-Qualified annuity contracts. Once the contract is issued, a systematic withdrawal program must be established and cannot be terminated.

The contract issued is subject to the same fees and charges applicable to any Owner of the contract, including withdrawal charges. All Variable Portfolios and available Fixed Accounts offered by the contract are available for investment. You may transfer funds among the investment options. Upon your death, your designated Beneficiary will receive the standard death benefit, unless you elect an optional death benefit at contract issue, for an additional fee.

PLEASE CONSULT A QUALIFIED ADVISER REGARDING TAX IMPLICATIONS ABOUT YOUR PARTICULAR CIRCUMSTANCES IF YOU ARE CONSIDERING ONE OF THESE BENEFICIARY CONTINUATION OPTIONS.

DEATH BENEFIT DEFINED TERMS

The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We determine Net Purchase Payments as Purchase Payments less adjustments for withdrawals. Net Purchase Payments are increased by the amount of subsequent Purchase Payments, if any, and reduced for withdrawals, if any, in the same proportion that the contract value was reduced on the date of such withdrawal.

The term "Withdrawal Adjustment" is used, if you have elected the Living Benefit, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when you take a withdrawal and the amount of the withdrawal. If cumulative withdrawals for the current contract year are taken prior to your 81st birthday and are less than or equal to the Maximum Annual Withdrawal Amount, the amount of adjustment will equal the amount of each withdrawal. If a withdrawal is taken prior to your 81st birthday and cumulative withdrawals for the current contract year are in excess of the Maximum Annual Withdrawal Amount, the contract value and the death benefit are first reduced by the Maximum Annual Withdrawal Amount. The resulting death benefit is further adjusted by the withdrawal amount in excess of the Maximum Annual Withdrawal Amount by the percentage by which the Excess Withdrawal reduced the resulting contract value. If a withdrawal is taken on or after your 81st birthday, the amount of adjustment is determined by the percentage by which the withdrawal reduced the contract value.

The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.


The Company does not accept Purchase Payments from anyone age 86 or older. Therefore, the death benefit calculations assume that no Purchase Payments are received on or after your 86th birthday.

The standard death benefit and the optional Maximum Anniversary Value death benefit are calculated differently depending on whether you have also elected the Living Benefit described above.

STANDARD DEATH BENEFIT

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT WITHOUT ELECTION OF THE LIVING BENEFIT:

The standard death benefit is the greater of:

     1. Contract value; or

     2. Net Purchase Payments.

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT WITH ELECTION OF THE LIVING
BENEFIT:

The standard death benefit is the greater of:

     1. Contract value; or

     2. Purchase Payments reduced by:

          a. any Withdrawal Adjustments, as defined above, if the Living Benefit has not been terminated: or

          b. any Withdrawal Adjustments, as defined above, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

For an additional fee, you may elect the optional Maximum Anniversary Value death benefit described below which can provide greater protection for your beneficiaries. You may only elect the optional Maximum Anniversary Value death benefit at the time you purchase your contract and you cannot change your election thereafter at any time. The fee for the optional Maximum Anniversary Value death benefit is 0.25% of the average daily net asset value allocated to the Variable Portfolios. You may pay for the optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase. The Maximum Anniversary Value death benefit can only be elected prior to your 81st birthday.

THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITHOUT ELECTION OF THE LIVING BENEFIT:

The death benefit is the greatest of:

     1. Contract value; or

     2. Net Purchase Payments; or

     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, plus Purchase Payments received since that anniversary; and reduced for any withdrawals since that anniversary in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal. The anniversary value for any year is equal to the contract value on the applicable contract anniversary.

THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITH ELECTION OF THE LIVING BENEFIT:

The death benefit is the greatest of:

     1. Contract value; or

     2. Purchase Payments reduced by:

          a. any Withdrawal Adjustments, if the Living Benefit has not been terminated: or

          b. any Withdrawal Adjustments, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, plus Purchase Payments received since that contract anniversary; and reduced by:

          a. any Withdrawal Adjustments since that contract anniversary, if the Living Benefit has not been terminated: or

          b. any Withdrawal Adjustments since that contract anniversary, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          The anniversary value for any year is equal to the contract value on the applicable anniversary.

SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the contract after your death. Generally, the contract, its benefits and elected features, if any, remain the same. However, Domestic Partners, Same-Sex Spouses and non-spousal joint Owners who jointly own or are Beneficiaries of a contract should consult with their tax adviser and/or financial representative as they are not eligible for spousal continuation under the contract as allowed by the Internal Revenue Code. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original Owner of the contract. A spousal continuation can only take place once, upon the death of the original Owner of the contract.

The Continuing Spouse may not terminate the optional Maximum Anniversary Value death benefit.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original Owner.

Upon a spousal continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original Owner, exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original Owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original Owner ("Continuation Date") at the Annuity Service Center. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. Generally, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the contract. PLEASE SEE THE SPOUSAL CONTINUATION APPENDIX FOR A DISCUSSION OF THE DEATH BENEFIT CALCULATIONS UPON A CONTINUING SPOUSE'S DEATH.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

PLEASE SEE OPTIONAL LIVING BENEFIT ABOVE FOR INFORMATION ON THE EFFECT OF SPOUSAL CONTINUATION ON THESE BENEFITS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    EXPENSES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

There are fees and expenses associated with your contract which reduce your investment return. We will not increase certain contract fees, such as mortality and expense charges or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease. Some states may require that we charge less than the amounts described below. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX FOR STATE-SPECIFIC EXPENSES.

We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.

SEPARATE ACCOUNT EXPENSES

The annualized Separate Account expense is 1.55% of the average daily ending net asset value allocated to the Variable Portfolios for contract years 1-5, reducing to 1.30% after the 5th contract anniversary. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

WITHDRAWAL CHARGES

The contract provides a free withdrawal amount every contract year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE. You may incur a withdrawal charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your contract.

We apply a withdrawal charge against each Purchase Payment you contribute to the contract. After a Purchase Payment has been in the contract for 5 complete years, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The withdrawal charge schedule is as follows:

WITHDRAWAL CHARGE:


---------------------------------------------------------------------------------------------------
YEARS SINCE
PURCHASE
PAYMENT
RECEIPT                1             2             3             4             5            6+
---------------------------------------------------------------------------------------------------
WITHDRAWAL
CHARGE                8%            7%            6%            5%            4%            0%
---------------------------------------------------------------------------------------------------



When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.

If you take a partial withdrawal, you can choose whether any applicable withdrawal charges are deducted from the amount withdrawn or from the contract value remaining after the amount withdrawn. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.

We will not assess a withdrawal charge when we pay a death benefit, assess contract fees and/or when you switch to the Income Phase.

Withdrawals made prior to age 59 1/2 may result in tax penalties. PLEASE SEE TAXES BELOW.

UNDERLYING FUND EXPENSES

INVESTMENT MANAGEMENT FEES

Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Funds. The Accumulation Unit value for Variable Portfolios that invest in Feeder Funds also will reflect the investment management fee and other expenses of the corresponding Master Fund in which the Feeder Funds invest. These fees may vary. They are not fixed or specified in your annuity contract, rather the Underlying Funds are governed by their own boards of trustees.

12b-1 FEES

Certain Underlying Funds available in this product, including the Feeder Funds, assess a 12b-1 fee of 0.25% of the average daily net assets allocated to those Underlying Funds. Over time these fees will increase the cost of your investment.

There is an annualized 0.25% fee applicable to Class 3 shares of Anchor Series Trust, Seasons Series Trust and SunAmerica Series Trust, Class 2 shares of Franklin Templeton Variable Insurance Products Trust, and Series II shares of AIM Invesco Insurance Funds (Invesco Variable Insurance Funds). This amount is generally used to pay financial intermediaries for services provided over the life of your contract.

The 12b-1 fees compensate us for costs associated with the servicing of these shares, including, but not limited to, reimbursing us for expenditures we make to registered representatives in selling firms for providing services to contract owners who are indirect beneficial owners of these shares and for maintaining contract owner accounts.

FOR MORE DETAILED INFORMATION ON THESE UNDERLYING FUND FEES, PLEASE REFER TO THE TRUST PROSPECTUSES.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we deduct a contract maintenance fee of $50 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. The fee is deducted proportionately from your contract value on your contract anniversary by redeeming the number of Accumulation Units invested in the Variable Portfolios and the dollar amount invested in available Fixed Accounts which in total equal the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.

If your contract value is $75,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

TRANSFER FEE

We permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year.

OPTIONAL LIVING BENEFIT FEE

The SunAmerica Income Plus Living Benefit fee will be assessed as a percentage of the Income Base for all years in which the Living Benefit is in effect. The fee depends on whether you elect to cover one or two lives.

The fee is deducted proportionately from your contract value by redeeming the number of Accumulation Units invested in the Variable Portfolios and the value in the Fixed Accounts, which in total equals the amount of the fee. If your contract value is reduced to zero before the Living Benefit has been cancelled, the fee will no longer be assessed.

We will not assess a quarterly fee if you annuitize your contract or if a death benefit is paid before the end of the Benefit Quarter. If the Living Benefit is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee applicable to the Benefit Quarter in which the surrender occurs if you surrender your contract before the end of a Benefit Quarter. The pro-rata fee is calculated by multiplying the fee by the number of days between the date the fee was last assessed and the date of surrender, divided by the number of days between the prior and the next Benefit Quarter Anniversaries.

OPTIONAL SUNAMERICA INCOME PLUS LIVING BENEFIT FEE

----------------------------------------------------------------------------
                                                                   MAXIMUM
                                                                 ANNUALIZED
                                                                  FEE RATE
                                                                 DECREASE OR
                                                                  INCREASE
                         INITIAL       MAXIMUM       MINIMUM        EACH
      NUMBER OF        ANNUAL FEE    ANNUAL FEE    ANNUAL FEE      BENEFIT
   COVERED PERSONS        RATE          RATE          RATE        QUARTER*
----------------------------------------------------------------------------
 One Covered Person       1.10%         2.20%         0.60%       +/-0.25%
----------------------------------------------------------------------------
 Two Covered Persons      1.35%         2.70%         0.60%       +/-0.25%
----------------------------------------------------------------------------


* The fee rate can decrease or increase no more than 0.0625% each quarter (0.25%/ 4).

The Initial Annual Fee Rate is guaranteed not to change for the first Benefit Year. Subsequently, the fee rate may change quarterly subject to the parameters identified in the table above. After the first Benefit Year, on each "Benefit Quarter Anniversary," we will (1) deduct the fee in effect for the previous Benefit Quarter; and (2) determine the fee rate applicable to the next Benefit Quarter. Any fee adjustment is based on a non-discretionary formula tied to the change in VIX. If the value of the VIX decreases or increases from the previous Benefit Quarter Anniversary, your fee rate will decrease or increase accordingly, subject to the minimums and maximum identified in the table above.

PLEASE SEE APPENDIX B -- FORMULA FOR CALCULATING AND EXAMPLE OF THE SUNAMERICA INCOME PLUS FEE BELOW.

OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT FEE

The fee for the optional Maximum Anniversary Value death benefit is 0.25% of the average daily ending net asset value allocated to the Variable Portfolio(s).

PREMIUM TAX

Certain states charge the Company a tax on Purchase Payments up to a maximum of 3.5%. These states permit us to either deduct the premium tax when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW for a listing of the states that charge premium taxes, the percentage of the tax and distinctions in impact on Qualified and Non-Qualified contracts.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, its affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described. Currently, the Company credits an additional amount to contracts sold to the following groups: (1) employees of the Company and its affiliates, and their immediate family members; (2) appointed agents and registered representatives of broker-dealers that sell the Company's and its affiliates' variable contracts, and the agents' and registered representatives' immediate family members; (3) trustees of mutual funds offered in the Company's and its affiliates' variable contracts. The additional amount credited to a contract sold to one of the above individuals will generally equal the commission payable on the initial purchase payment for the contract. This means that the additional amount will generally be in the range of 1.25% to 7.50% of the initial Purchase Payment.

Certain broker-dealers may limit crediting this additional amount to employees only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
            PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PAYMENTS WE MAKE

We make payments in connection with the distribution of the contracts that generally fall into the three categories below.

COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and SunAmerica Capital Services, Inc. ("SACS"), the distributor of the contracts. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 7.50% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.25% of contract value annually.

The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program. We are not involved in determining your registered representatives' compensation.

ADDITIONAL CASH COMPENSATION. We may enter into agreements to pay selling firms support fees in the form of additional cash compensation ("revenue sharing"). These revenue sharing payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us and/or a flat fee. Asset-based payments primarily create incentives to service and maintain previously sold contracts. Sales-based payments primarily create incentives to make new sales of contracts.

These revenue sharing payments may be consideration for, among other things, product placement/preference and visibility, greater access to train and educate the selling firm's registered representatives about our contracts, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our contracts. The amount of these fees may be tied to the anticipated level of our access in that selling firm.

We enter into such revenue sharing arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may vary between selling firms depending on, among other things, the level and type of marketing and distribution support provided, assets under management and the volume and size of the sales of our contracts.

If allowed by his or her selling firm, a registered representative or other eligible person may purchase a contract on a basis in which an additional amount is credited to the contract. PLEASE SEE REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED ABOVE.

We provide a list of selling firms to whom we paid annual amounts greater than $5,000 under these revenue sharing arrangements in 2010 in the Statement of Additional Information which is available upon request.

We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from our profits which are derived from the fees and charges collected under the contract. We hope to benefit from these revenue sharing arrangements through increased sales of our contracts and greater customer service support.

NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.

Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should discuss with your selling firm and/or registered representative how they are compensated for sales of a contract and/or any resulting real or perceived conflicts of interest. You may wish to take such revenue sharing arrangements into account when considering or evaluating any recommendation relating to this contract.

PAYMENTS WE RECEIVE

We may directly or indirectly receive revenue sharing payments from the Trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. The availability of these revenue sharing arrangements creates an incentive for us to seek and offer Underlying Funds (and classes of shares of such Underlying Funds) that make such payments to us. Other Underlying Funds (or available classes of shares) may have lower fees and better overall investment performance. Not all Trusts pay the same amount of revenue sharing. Therefore, the amount of fees we collect may be greater or smaller based on the Underlying Funds you select.

We generally receive three kinds of payments described below.

RULE 12b-1 OR SERVICE FEES. We receive 12b-1 fees of up to 0.25% or service fees of up to 0.50% of the average daily net assets in certain Underlying Funds, including the Feeder Funds. These fees are deducted directly from the assets of the Underlying Funds with the exception of the Managed Allocation Portfolios. The Managed Allocation Portfolios, which are structured as Fund-of-Funds, are not subject to 12b-1 fees but indirectly bear the expenses of the Underlying Funds, including the 12b-1 fees, in which they invest. PLEASE SEE EXPENSES ABOVE.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation of up to 0.50% annually based on assets under management from certain Trusts' investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds or wholly from the assets of the Underlying Funds. Contract Owners, through their indirect investment in the Trusts, bear the costs of these investment management fees, which in turn will reduce the return on your investment. These amounts are generally based on assets under management from certain Trusts' investment advisers or their affiliates and vary by Trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others. Such amounts received from SAAMCo, a wholly-owned subsidiary of SunAmerica Annuity, are not expected to exceed 0.50% annually based on assets under management.

OTHER PAYMENTS. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for marketing activities and training to support sales of the Underlying Funds in the contract. These amounts are paid voluntarily and may provide such advisers, subadvisers and/or distributors access to national and regional sales conferences attended by our employees and registered representatives. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the adviser's, subadviser's or distributor's participation.

In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             ANNUITY INCOME OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INCOME PHASE

WHAT IS THE INCOME PHASE?

During the Income Phase, we use the money accumulated in your contract to make regular payments to you. This is known as "annuitizing" your contract. At this point, the Accumulation Phase ends. You will no longer be able to take withdrawals of contract value and all other features and benefits of your contract will terminate, including your ability to surrender your contract.

BEGINNING THE INCOME PHASE IS AN IMPORTANT EVENT. YOU HAVE DIFFERENT OPTIONS AVAILABLE TO YOU. YOU SHOULD DISCUSS YOUR OPTIONS WITH YOUR FINANCIAL REPRESENTATIVE AND/OR TAX ADVISOR SO THAT TOGETHER YOU MAY MAKE THE BEST DECISION FOR YOUR PARTICULAR CIRCUMSTANCES.

WHEN DOES THE INCOME PHASE BEGIN?

Generally, you can annuitize your contract any time after your second contract anniversary ("Annuity Date") and on or before the Latest Annuity Date, defined below, by completing and mailing the Annuity Option Selection Form to our Annuity Service Center.

If you do not request to annuitize your contract on the Annuity Date of your choice, your contract will be annuitized on the Latest Annuity Date. If your contract is jointly owned, the Latest Annuity Date is based on the older Owner's date of birth. Your Latest Annuity Date is defined as the first business day of the month following your 95th birthday.

HOW DO I ELECT TO BEGIN THE INCOME PHASE?

You must select one of the annuity income payment options, listed below, that best meets your needs by mailing a completed Annuity Option Selection Form to our Annuity Service Center. If you do not select an annuity income payment option, your contract will be annuitized in accordance with the default annuity income payment option specified under Annuity Income Options below.

WHAT IS THE IMPACT ON THE LIVING AND DEATH BENEFITS IF I ANNUITIZE?

Upon annuitizing the contract, the death benefit will terminate. In addition, upon annuitizing, any guaranteed withdrawals under the Living Benefit feature will cease and will be replaced by the annuity income payments. If your contract value is reduced to zero prior to annuitization as a result of receiving guaranteed withdrawals under the Living Benefit feature, your remaining payments under the Living Benefit feature will be paid to you as an annuity. PLEASE SEE OPTIONAL LIVING BENEFITS AND DEATH BENEFITS ABOVE.

ANNUITY INCOME OPTIONS

You must send a written request to our Annuity Service Center to select an annuity income option. Once you begin receiving annuity income payments, you cannot change your annuity income option. If you elect to receive annuity income payments but do not select an annuity income option, your annuity income payments shall be in accordance with Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is Option 3 for a period of 10 years.

We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. In most contracts, the Owner and Annuitant are the same person. The Owner may change the Annuitant if different from the Owner at any time prior to the Annuity Date. The Owner must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new Annuitant election, the Owner may not select an annuity income option based on the life of the Annuitant.

If the contract is owned by a non-natural Owner, the Annuitant cannot be changed after the contract has been issued and the death of the Annuitant will trigger the payment of the death benefit.

ANNUITY INCOME OPTION 1 - LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

ANNUITY INCOME OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

ANNUITY INCOME OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have

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been made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 4 - LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account separate account charges which includes a mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please see the Statement of Additional Information for a more detailed discussion of the annuity income options.

FIXED OR VARIABLE ANNUITY INCOME PAYMENTS

You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both Fixed Accounts and Variable Portfolios when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.

ANNUITY INCOME PAYMENTS

We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity Date, your annuity income payments vary depending on the following:

     - for life income options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. PLEASE SEE ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.


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                                      TAXES
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THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS BASED ON THE
INTERNAL REVENUE TAX CODE, TREASURY REGULATIONS AND INTERPRETATIONS EXISTING AS OF THE DATE OF THIS PROSPECTUS AND GENERALLY DOES NOT ADDRESS STATE OR LOCAL TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE, NOR DOES IT INCLUDE ALL THE FEDERAL TAX RULES THAT MAY AFFECT YOU AND YOUR CONTRACT. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES FROM A QUALIFIED TAX ADVISOR. WE DO NOT GUARANTEE THE TAX STATUS OR TREATMENT OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. FEDERAL INCOME TAX TREATMENT OF THE CONTRACT IS SOMETIMES UNCERTAIN AND CONGRESS, THE IRS AND/OR THE COURTS MAY MODIFY TAX LAWS AND TREATMENT RETROACTIVELY. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under one of a number of types of employer-sponsored retirement plans, or any Individual Retirement Account or Annuity ("IRA"), your contract is referred to as a Non-Qualified contract. A Non-Qualified contract receives different tax treatment than a Qualified contract. In general, your cost in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under one of a number of types of employee-sponsored retirement plans, or under an IRA, your contract is referred to as a Qualified contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and IRAs, Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a designated Roth account in a 403(b), 401(k) or governmental 457(b) account, and you may have cost basis in a traditional IRA or in another Qualified Contract.

AGGREGATION OF CONTRACTS

All Non-Qualified contracts that are issued after October 21, 1988 by the same company to the same policyholder during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount of any distribution.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make partial or total withdrawals from a Non-Qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other Purchase Payments and earnings in the contract. If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:

     - after attaining age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - under an immediate annuity contract;

     - when attributable to Purchase Payments made prior to August 14, 1982.

On March 30, 2010, the Health Care and Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which goes into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income ("MAGI") ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person (see Contracts Owned by a Trust or Corporation). This new tax generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

A transfer of contract value to another annuity contract generally will be tax reported as a distribution unless we have sufficient information to confirm that the transfer qualifies as an exchange under IRC Section 1035 (a "1035 exchange"). We reserve the right to treat partial transfers as tax-reportable distributions, rather than as partial 1035 exchanges, in recognition of certain questions which remain notwithstanding recent IRS guidance on the subject. Such treatment for tax reporting purposes, however, should not prevent a taxpayer from taking a different position on their return, in accordance with the advice of their tax counsel or other tax consultant, if they believe the requirements of IRC Section 1035 have been satisfied.

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as annuity income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA contributions, designated Roth contributions from 403(b), 401(k), and governmental 457(b) plans, as well as any other after-tax amounts permitted under the employer's plan. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from designated Roth accounts in 403(b), 401(k), and governmental 457(b) plans, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Qualified Distributions from Roth IRAs, designated Roth accounts in 403(b), 401(k), and governmental 457(b) plan accounts which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for higher education expenses;

     - distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

     - The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Generally, withdrawals can only be made when an
Owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions except as otherwise imposed by the plan.

Qualifying transfers (including intra-plan exchanges) of amounts from one TSA contract or account to another TSA contract or account, and qualifying transfers to a state defined benefit plan to purchase service credits, where permitted under the employer's plan, generally are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred to a contract with lesser IRC withdrawal limitations than the account from which it is transferred, the more restrictive withdrawal limitations will continue to apply.

Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the plan, the Code, regulations, IRS pronouncements, and other applicable legal authorities.

On July 26, 2007, the Department of the Treasury published final 403(b) regulations that were largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. Subsequent IRS guidance permitted the adoption of the written plan, whether in the form of a single document or as a collection of documents, not later than December 31, 2009. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased. Effective January 1, 2009, the Company no longer accepts new premium (including contributions, transfers and exchanges) into new or existing 403(b) contracts.

Prior to the effective date of the final regulations, provisions applicable to tax-free transfers and exchanges of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers and exchanges (both referred to below as "transfers") are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that did not comply with these new rules might have become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a different plan), and the provider and employer failed to enter into an information sharing agreement by January 1, 2009 or, if later, prior to the transfer, the transfer would be considered a "failed" transfer that is subject to tax, and as such could be a violation of applicable withdrawal limitations. Additional guidance issued by the IRS generally permitted a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is part of the employer's 403(b) plan or that is subject to an information-sharing agreement with the employer. The IRS may in the future issue new guidance, or revise its existing guidance, regarding corrections of defects in 403(b) plans, including such failed transfers.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax adviser.

Withdrawals from other Qualified contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In addition, if the contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

REQUIRED MINIMUM DISTRIBUTIONS

Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own a traditional IRA, you must begin receiving minimum distributions for the year in which you reach age 70 1/2. You can delay taking your first distribution until the following year; however, you must take your distribution on or before April 1 of that same following

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

year. It is important to note that if you choose to delay your first distribution, you will be required to withdraw your second required minimum distribution on or before December 31 in that same year. For each year thereafter, you must withdraw your required minimum distribution by December 31. However, The Worker, Retiree, and Employer Recovery Act of 2008, eliminated the 2009 minimum distribution requirement from most eligible retirement plans. We are not aware of any proposal or legislative or regulatory action to extend this exemption from the minimum distribution requirement for 2010 or later years.

If you own more than one IRA, you may be permitted to take your annual distributions in any combination from your IRAs. A similar rule applies if you own more than one TSA. However, you cannot satisfy this distribution requirement for your IRA contract by taking a distribution from a TSA, and you cannot satisfy the requirement for your TSA by taking a distribution from an IRA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum annual free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax adviser for more information.

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax adviser concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

The IRS issued regulations, effective January 1, 2003, regarding required minimum distributions from Qualified annuity contracts. One of the regulations effective January 1, 2006 requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and/or living benefits. As a result, if you request a minimum distribution calculation, or if one is otherwise required to be provided, in those specific circumstances where this requirement applies, the calculation may be based upon a value that is greater than your contract value, resulting in a larger required minimum distribution. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax adviser.

TAX TREATMENT OF DEATH BENEFITS

Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or as annuity income payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could in the future take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2, unless another exception applies.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

TAX TREATMENT OF OPTIONAL LIVING BENEFITS

Generally, we will treat amounts credited to the contract value under the optional Living Benefit guarantees, for income tax purposes, as earnings in the contract. Payments in accordance with such guarantees after the contract value has been reduced to zero may be treated for tax purposes as amounts received as an annuity, if the other requirements for such treatment are satisfied. All payments or withdrawals after cost basis has been reduced to zero, whether or not under such a guarantee, will be treated as taxable amounts.

If available and you elect the optional Living Benefit, the application of certain tax rules, including those rules relating to distributions from your contract, are not entirely clear. Such benefits are not intended to adversely affect the tax treatment of distributions or of the contract. However, you should be aware that little guidance is available. You should consult a tax adviser before electing the optional Living Benefit.

CONTRACTS OWNED BY A TRUST OR CORPORATION

A Trust or Corporation or other owner that is not a natural person ("Non-Natural Owner") that is considering purchasing this contract should consult a tax adviser. Generally, the IRC does not confer tax-deferred status upon

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

a Non-Qualified contract owned by a Non-Natural Owner for Federal income tax purposes. Instead in such cases, the Non-Natural Owner pays tax each year on the contract's value in excess of the owner's cost basis, and the contract's cost basis is then increased by a like amount. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. Please see the Statement of Additional Information for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-Qualified annuity contract.

GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT

If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. Please see the Statement of Additional Information for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.

The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.

DIVERSIFICATION AND INVESTOR CONTROL

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the Underlying Funds must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-Qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-Qualified contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

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                                OTHER INFORMATION
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THE DISTRIBUTOR

SunAmerica Capital Services, Inc. ("SACS"), Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. SACS, an affiliate of the Company, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly known as the National Association of Securities Dealers, Inc. No underwriting fees are retained by SACS in connection with the distribution of the contracts.

THE COMPANY

SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity") is a stock life insurance company organized under the laws of the state of Arizona on January 1, 1996. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. SunAmerica Annuity conducts life insurance and annuity business in the District of Columbia and all states except New York.

For details regarding name changes and redomestication of SunAmerica Annuity, PLEASE SEE THE STATEMENT OF ADDITIONAL INFORMATION.

The United States Life Insurance Company in the City of New York ("US Life") is a stock life insurance company organized under the laws of the state of New York on February 25, 1850. Its principal place of business is One World Financial Center, 200 Liberty Street, New York, New York 10281. US Life conducts life insurance and annuity business primarily in the state of New York.


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Effective December 31, 2011, First SunAmerica Life Insurance Company ("First
SunAmerica"), an affiliate of US Life, merged with and into US Life ("Merger"). Before the Merger, contracts in New York were issued by First SunAmerica. Upon the Merger, all contractual obligations of First SunAmerica became obligations of US Life.

The Merger did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the Company that provides your contract benefits from First SunAmerica to US Life. The Merger also did not result in any adverse tax consequences for any contract Owners.

Until we update all the forms to reflect the First SunAmerica merger into US Life, we may provide you with forms, statements or reports that still reflect First SunAmerica as the issuer. You may also contact US Life, the issuer of the contract in New York. You can contact US Life at its Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone Number: (800) 445-7862.

OWNERSHIP STRUCTURE OF THE COMPANY

SunAmerica Annuity and US Life are indirect, wholly owned subsidiaries of American International Group, Inc. ("AIG"), a Delaware corporation.

AIG is a leading international insurance organization with operations in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange, as well as the stock exchanges in Ireland and Tokyo.

On September 22, 2008, AIG entered into a revolving credit facility ("FRBNY Credit Facility") with the Federal Reserve Bank of New York ("NY Fed"). In connection with the FRBNY Credit Facility, on March 4, 2009, AIG issued its Series C Perpetual, Convertible, Participating Preferred Stock (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"). The Series C shares were entitled to approximately 77.8% of the voting power of AIG's outstanding stock.

On January 14, 2011, AIG completed a series of previously announced integrated transactions (the "Recapitalization") to recapitalize AIG. In the Recapitalization, AIG repaid the Federal Reserve Bank of New York ("NY Fed") approximately $21 billion in cash, representing all amounts owing under the FRBNY Credit Facility and the facility was terminated. Also as part of the Recapitalization, (i) the Series C Preferred Stock was exchanged for shares of AIG Common Stock and subsequently transferred to the U.S. Department of the Treasury (the "Treasury Department") and the Trust, which had previously held all shares of the Series C Preferred Stock, was terminated, (ii) AIG's Series E Preferred Shares and Series F Preferred Shares were exchanged for shares of AIG Common Stock and a new Series G Preferred Shares (which functioned as a $2 billion commitment to provide funding that AIG would have the discretion and option to use). In the Recapitalization, the Treasury Department became a majority shareholder of AIG Common Stock. On May 27, 2011, AIG and the Treasury Department completed a registered public offering of AIG Common Stock. AIG issued and sold 100 million shares of AIG Common Stock for aggregate net proceeds of approximately $2.9 billion and the Treasury Department sold 200 million shares of AIG Common Stock. As a result, the Series G drawdown right was terminated, the Series G Preferred Stock was cancelled and the Treasury Department ownership was reduced from approximately 92 percent to approximately 77 percent of the AIG Common Stock outstanding after the completion of the offering. These transactions do not alter our obligations to you.

More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. For information on how to locate these documents, SEE FINANCIAL STATEMENTS, BELOW.

OPERATION OF THE COMPANY

The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, terms and conditions of competing financial products and the relative value of its brand. Additionally, American International Group-related news may also have an impact on the Company's operations.

The Company is exposed to market risk, contract owner behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to death and living guaranteed benefits on the variable annuity products, as well as reduced fee income in the case of assets held in the separate accounts. These guaranteed benefits are sensitive to equity market conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying guaranteed living benefits in excess of account values as a result of significant downturns in equity markets. The Company has treaties to reinsure a portion of the guaranteed minimum income benefits and guaranteed death benefits for equity and mortality risk on some of its older contracts. Such risk mitigation may or may not reduce the volatility of net income and capital and surplus resulting from equity market volatility.

The Company is regulated for the benefit of contract owners by the insurance regulator in its state of domicile; and also by all state insurance departments where it is licensed to conduct business. The Company is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require the Company to maintain additional surplus to protect against a financial impairment the amount of which is based on the risks inherent in the Company's operations.

THE SEPARATE ACCOUNT

SunAmerica Annuity established Variable Separate Account under Arizona law on January 1, 1996 when it assumed the Separate Account, originally established under California law on June 25, 1981.

Before December 31, 2011, FS Variable Separate Account was a separate account of First SunAmerica, originally established under New York law on September 9, 1994. On December 31, 2011, and in conjunction with the merger of US Life and First SunAmerica, FS Variable Separate Account was transferred to and became a separate account of US Life under New York law.

These Separate Accounts are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended.

Purchase Payments you make that are allocated to the Variable Portfolios are invested in the Separate Account. The Company owns the assets in the Separate Account and invests them on your behalf, according to your instructions. Purchase Payments invested in the Separate Account are not guaranteed and will fluctuate with the value of the Variable Portfolios you select. Therefore, you assume all of the investment risk for contract value allocated to the Variable Portfolios. These assets are kept separate from our General Account and may not be charged with liabilities arising from any other business we may conduct. Additionally, income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.

You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these dividends through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract owners.

THE GENERAL ACCOUNT

Obligations that are paid out of the Company's General Account include any amounts you have allocated to available Fixed Accounts and the Secure Value Account, including any interest credited thereon, and amounts owed under your contract for death and/or living benefits which are in excess of portions of contract value allocated to the Variable Portfolios. The obligations and guarantees under the contract are the sole responsibility of the Company. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments.

The General Account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. The Company manages its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring or limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. With respect to the living benefits available in your contract, we also manage interest rate and certain market risk through a hedging strategy in the portfolio and we may require that those who elect a living benefit allocate their Purchase Payments in accordance with specified investment parameters.

FINANCIAL STATEMENTS

The financial statements described below are important for you to consider. Information about how to obtain these financial statements is also provided below.

THE COMPANY AND THE SEPARATE ACCOUNT

The financial statements of the Company and the Separate Account are required to be provided because you must look to those entities directly to satisfy our obligations to you under the Contract.

INSTRUCTIONS TO OBTAIN FINANCIAL STATEMENTS

The financial statements of the Company, Separate Account and AIG are available by requesting a free copy of the Statement of Additional Information by calling
(800) 445-7862 or by using the request form on the last page of this prospectus.

We encourage both existing and prospective contract owners to read and understand the financial statements.

You can also inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281

To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed. The Company will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents. Requests for these documents should be directed to the Company's Annuity Service Center, as follows:

By Mail:
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
Telephone Number: (800) 445-7862

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at (800) 445-7862, if you have any comments, questions or service requests.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions for your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations. It is your responsibility to review these documents carefully and notify our Annuity Service Center of any inaccuracies immediately. We investigate all inquiries. Depending on the facts and circumstances, we may retroactively adjust your contract, provided you notify us of your concern within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error. If you fail to notify our Annuity Service Center of any mistakes or inaccuracy within 30 days of receiving the transaction confirmation or quarterly statement, we will deem you to have ratified the transaction.

LEGAL PROCEEDINGS

Along with other companies, SunAmerica Annuity has received subpoenas for information in connection with an ongoing investigation by the Securities & Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") concerning the issuance of guaranteed investment contracts in connection with tax exempt bond issuances. SunAmerica Annuity is also responding to subpoenas concerning the same subject matter sent by or on behalf of various state attorneys general. SunAmerica Annuity is cooperating fully with the investigation. The impact of this matter, if any, on SunAmerica Annuity's financial position cannot be reasonably estimated at this time.

There are no pending legal proceedings affecting Variable Separate Account and FS Variable Separate Account. Various lawsuits against SunAmerica Annuity, US Life and its subsidiaries have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of SunAmerica Annuity, US Life and its subsidiaries, such as through financial examinations, market conduct exams or regulatory inquiries. In management's opinion, except as noted above, these matters are not material in relation to the financial position of SunAmerica Annuity and US Life.

REGISTRATION STATEMENTS

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              TABLE OF CONTENTS OF
                       STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 445-7862. The table of contents of the SAI is listed below.

Separate Account and the Company
General Account
Master-Feeder Structure
Information Regarding the Use of the
  Volatility Index ("VIX")
Performance Data
Annuity Income Payments
Annuity Unit Values
Taxes
Broker-Dealer Firms Receiving Revenue Sharing
  Payments
Distribution of Contracts
Financial Statements
  Separate Account Financial Statements
  The United States Life Insurance Company in the City of New York Financial
     Statements (for New York contracts only)
  SunAmerica Annuity and Life Assurance
     Company Financial Statements (for non-
     New York contracts)
  First SunAmerica Life Insurance Company
     Financial Statements (for New York
     contracts only)
  Unaudited Pro Forma Condensed Financial
     Data of The United States Life Insurance
     Company in the City of New York (for New
     York contracts only)
  American International Group, Inc.
     Financial Information

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           APPENDIX A - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------
   PROSPECTUS PROVISION            AVAILABILITY OR VARIATION               STATES
-------------------------------------------------------------------- ----------------
 Administration Charge     Contract Maintenance Fee is $30.           New Mexico
-------------------------------------------------------------------- ----------------
 Administration Charge     Charge will be deducted pro-rata from      New York
                           Variable Portfolios only.                  Oregon
                                                                      Texas
                                                                      Washington
-------------------------------------------------------------------- ----------------
 Annuity Date              You may switch to the Income Phase any     Florida
                           time after your first contract
                           anniversary.
-------------------------------------------------------------------- ----------------
 Annuity Date              You may begin the Income Phase any time    New York
                           13 or more months after contract issue.
-------------------------------------------------------------------- ----------------
 Free Look                 If you are age 65 or older on the          Arizona
                           contract issue date, the Free Look
                           period is 30 days.
-------------------------------------------------------------------- ----------------
 Free Look                 If you are age 60 or older on the          California
                           contract issue date, the Free Look
                           period is 30 days.
-------------------------------------------------------------------- ----------------
 Free Look                 If you are age 64 and under on the         Florida
                           contract issue date, the Free Look
                           period is 14 days and if you are age 65
                           and older on the contract issue date,
                           the Free Look period is 21 days.
-------------------------------------------------------------------- ----------------
 Free Look                 The Free Look period is 20 days.           Idaho
                                                                      North Dakota
                                                                      Rhode Island
-------------------------------------------------------------------- ----------------
 Free Look                 The Free Look amount is calculated as      New York
                           the greater of (1) Purchase Payments or
                           (2) the value of your contract on the
                           day we receive your request in Good
                           Order at the Annuity Service Center.
-------------------------------------------------------------------- ----------------
 Minimum Contract Value    The minimum remaining contract value       Texas
                           after a partial withdrawal must be
                           $2,000.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0.50%     California
                           for Qualified contracts and 2.35% for
                           Non-Qualified contracts based on
                           contract value when you begin the Income
                           Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Maine
                           Qualified contracts and 2.0% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Nevada
                           Qualified contracts and 3.5% for Non-
                           Qualified contracts based on contract
                           value when you begin the Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               For the first $500,000 in the contract,    South Dakota
                           we deduct premium tax charges of 0% for
                           Qualified contracts and 1.25% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase. For any amount in excess
                           of $500,000 in the contract, we deduct
                           front-end premium tax charges of 0% for
                           Qualified contracts and 0.80% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 1.0%      West Virginia
                           for Qualified contracts and 1.0% for
                           Non-Qualified contracts based on
                           contract value when you begin the Income
                           Phase.
-------------------------------------------------------------------- ----------------
 Premium Tax               We deduct premium tax charges of 0% for    Wyoming
                           Qualified contracts and 1.0% for Non-
                           Qualified contracts based on total
                           Purchase Payments when you begin the
                           Income Phase.
-------------------------------------------------------------------- ----------------
 Purchase Payment Age      The Purchase Payment Age Limit is the      Washington
 Limit                     later of two years after contract issue
                           or the Owner's 62nd birthday.
-------------------------------------------------------------------- ----------------
 SunAmerica Income Plus    Charge will be deducted pro-rata from      New York
                           Variable Portfolios only.                  Oregon
                                                                      Texas
                                                                      Washington
-------------------------------------------------------------------- ----------------
 Transfer Privilege        Any transfer over the limit of 15 will     Pennsylvania
                           incur a $10 transfer fee.                  Texas
-------------------------------------------------------------------- ----------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
APPENDIX B - FORMULA FOR CALCULATING AND EXAMPLE OF THE SUNAMERICA INCOME PLUS
                                       FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The fee for SunAmerica Income Plus is assessed against the Income Base and deducted from the contract value at the end of each Benefit Quarter.

------------------------------------------------------------------------------------
                                                                           MAXIMUM
                                                                         ANNUALIZED
                                                                          FEE RATE
                                                                         DECREASE OR
                                                                          INCREASE
                                 INITIAL       MAXIMUM       MINIMUM        EACH
          NUMBER OF              ANNUAL        ANNUAL        ANNUAL        BENEFIT
       COVERED PERSONS          FEE RATE      FEE RATE      FEE RATE      QUARTER*
------------------------------------------------------------------------------------
 One Covered Person               1.10%         2.20%         0.60%       +/-0.25%
------------------------------------------------------------------------------------
 Two Covered Persons              1.35%         2.70%         0.60%       +/-0.25%
------------------------------------------------------------------------------------


* The fee rate can increase or decrease no more than 0.0625% each quarter (0.25%/ 4).

The non-discretionary formula used in the calculation of the Annual Fee Rate applicable after the first Benefit Year is:

INITIAL ANNUAL FEE RATE + [0.05% X (VALUE OF THE VIX AS OF MARKET CLOSE ON EACH DAY THE FEE IS CALCULATED 20)]

The Initial Annual Fee Rate is guaranteed for the first Benefit Year. Subsequently, the fee rate may change quarterly subject to the parameters identified in the table above. Any fee adjustment is based on the non-discretionary formula stated above which is tied to the change in the Volatility Index ("VIX"), an index of market volatility reported by the Chicago Board Options Exchange. If the value of the VIX increases or decreases from the previous Benefit Quarter Anniversary, your fee rate will increase or decrease accordingly, subject to the maximums and minimums identified in the table above.

You may find the value of the VIX for any given day by going to the Chicago Board Options Exchange website, www.cboe.com.


EXAMPLE

ASSUME YOU ELECT SUNAMERICA INCOME PLUS FOR ONE COVERED PERSON AND YOU INVEST A SINGLE PURCHASE PAYMENT OF $100,000 WITH NO ADDITIONAL PURCHASE PAYMENTS AND NO WITHDRAWALS BEFORE THE 16TH BENEFIT QUARTER. ASSUME THE VALUE OF THE VIX, CALCULATED FORMULA VALUE, ANNUAL FEE RATE AND QUARTERLY FEE RATE ARE AS FOLLOWS:

--------------------------------------------------------------------
                             CALCULATED
   BENEFIT      VALUE OF       FORMULA       ANNUAL       QUARTERLY
   QUARTER         VIX         VALUE*       FEE RATE     FEE RATE**
--------------------------------------------------------------------
     1st          24.82          N/A          1.10%        0.2750%
--------------------------------------------------------------------
     2nd          21.49          N/A          1.10%        0.2750%
--------------------------------------------------------------------
     3rd          24.16          N/A          1.10%        0.2750%
--------------------------------------------------------------------
     4th          19.44          N/A          1.10%        0.2750%
--------------------------------------------------------------------
     5th          16.88         0.94%         0.94%        0.2350%
--------------------------------------------------------------------


* The Calculated Formula Value equals the number resulting from application of the formula stated above. This amount is compared to the minimum and maximum fee and the maximum quarterly fee increase to determine the annual fee rate each quarter.

** The Quarterly Fee Rate is the Annual Fee Rate divided by 4.

IN THE 5TH BENEFIT QUARTER, THE VALUE OF THE VIX DECREASES TO 16.88. WE CALCULATE THE ANNUAL FEE RATE IN THE 5TH BENEFIT QUARTER AS FOLLOWS:

STEP 1: CALCULATION OF THE ANNUAL FEE RATE

     Initial Annual Fee Rate + [0.05% x (Value of VIX - 20)]

     1.10% + [0.05% x (16.88 - 20)]

     1.10% +[0.05% x (-3.12)]

     1.10% + (-0.0016) = 0.94% (Annual Fee Rate)

STEP 2: DETERMINE WHETHER THE ANNUAL FEE RATE CALCULATED IN STEP 1 IS WITHIN THE
        MAXIMUM OR MINIMUM ANNUAL FEE RATE AND WITHIN THE MAXIMUM QUARTERLY ANNUALIZED FEE RATE INCREASE OR DECREASE

1.10% - 0.94% = 0.16% which is within 0.25% of the previous Annual Fee Rate (1.10%).

0.94% is higher than the Minimum Annual Fee Rate (0.60%) and is lower than the Maximum Annual Fee Rate (2.20%).

Therefore, the Annual Fee Rate for the 5th Benefit Quarter is 0.94%.

The Quarterly Fee Rate is 0.2350% (or 0.94% divided by 4).

AFTER THE 5TH BENEFIT QUARTER, ASSUME THE VALUE OF THE VIX, CALCULATED FORMULA VALUE, ANNUAL FEE RATE AND QUARTERLY FEE RATE ARE AS FOLLOWS:

--------------------------------------------------------------------
                             CALCULATED
   BENEFIT      VALUE OF       FORMULA       ANNUAL       QUARTERLY
   QUARTER         VIX          VALUE       FEE RATE      FEE RATE
--------------------------------------------------------------------
     6th          20.00         1.10%         1.10%        0.2750%
--------------------------------------------------------------------
     7th          25.57         1.38%         1.35%        0.3375%
--------------------------------------------------------------------
     8th          30.22         1.61%         1.60%        0.4000%
--------------------------------------------------------------------
     9th          26.02         1.40%         1.40%        0.3500%
--------------------------------------------------------------------
    10th          22.83         1.24%         1.24%        0.3100%
--------------------------------------------------------------------
    11th          19.88         1.09%         1.09%        0.2725%
--------------------------------------------------------------------
    12th          20.60         1.13%         1.13%        0.2825%
--------------------------------------------------------------------
    13th          14.44         0.82%         0.88%        0.2200%
--------------------------------------------------------------------
    14th          13.41         0.77%         0.77%        0.1925%
--------------------------------------------------------------------
    15th          9.11          0.56%         0.60%        0.1500%
--------------------------------------------------------------------
    16th          16.30         0.92%         0.85%        0.2125%
--------------------------------------------------------------------


IN THE 7TH BENEFIT QUARTER, THE VALUE OF THE VIX INCREASES TO 25.57. WE CALCULATE THE ANNUAL FEE RATE IN THE 7TH BENEFIT QUARTER AS FOLLOWS:

STEP 1: CALCULATION OF THE ANNUAL FEE RATE

     Initial Annual Fee Rate + [0.05% x (Value of VIX - 20)]

     1.10% + [0.05% x (25.57 - 20)]

     1.10% + [0.05% x (5.57)]

     1.10% + (0.00278) = 1.38% (Annual Fee Rate)

STEP 2: DETERMINE WHETHER THE ANNUAL FEE RATE CALCULATED IN STEP 1 IS WITHIN THE
        MAXIMUM OR MINIMUM ANNUAL FEE RATE AND WITHIN THE MAXIMUM QUARTERLY ANNUALIZED FEE RATE INCREASE OR DECREASE

1.10% - 1.38% = 0.28% which is more than 0.25% higher than the previous Annual Fee Rate of 1.10%.

The Annual Fee Rate is adjusted to be exactly 0.25% higher than the previous Annual Fee Rate, which is 1.35% (1.10% + 0.25%). This is within the Minimum and Maximum Annual Fee Rates.

Therefore, the Quarterly Fee Rate is 0.3375% (or 1.35% divided by 4).

IN THE 13TH BENEFIT QUARTER, THE VALUE OF THE VIX DECREASES TO 14.44. WE CALCULATE THE ANNUAL FEE RATE IN THE 13TH BENEFIT QUARTER AS FOLLOWS:

STEP 1: CALCULATION OF THE ANNUAL FEE RATE

     Initial Fee Rate + [0.05% x (Value of VIX - 20)]

     1.10% + [0.05% x (14.44 - 20)]

     1.10% + [0.05% x (-5.56)]

     1.10% + (-0.00278) = 0.82% (Annual Fee Rate)

STEP 2: DETERMINE WHETHER THE ANNUAL FEE RATE CALCULATED IN STEP 1 IS WITHIN THE
        MAXIMUM OR MINIMUM ANNUAL FEE RATE AND WITHIN THE MAXIMUM QUARTERLY ANNUALIZED FEE RATE INCREASE OR DECREASE

1.13% - 0.82% = 0.31% which is more than a 0.25% Quarterly Annualized Fee Rate Decrease from the previous Annual Fee Rate of 1.13%.

Therefore, the Annual Fee Rate is adjusted to be exactly 0.25% lower than the previous Annual Fee Rate, which is 0.88% (1.13% - 0.25%).

IN THE 15TH BENEFIT QUARTER, THE VALUE OF THE VIX DECREASES TO 9.11. WE CALCULATE THE ANNUAL FEE RATE IN THE 15TH BENEFIT QUARTER AS FOLLOWS:

STEP 1: CALCULATION OF THE ANNUAL FEE RATE

     Initial Fee Rate + [0.05% x (Value of VIX - 20)]

     1.10% + [0.05% x (9.11 - 20)]

     1.10% + [0.05% x (-10.89)]

     1.10% + (-0.005445) = 0.56% (Annual Fee Rate)

STEP 2: DETERMINE WHETHER THE ANNUAL FEE RATE CALCULATED IN STEP 1 IS WITHIN THE
        MAXIMUM OR MINIMUM ANNUAL FEE RATE AND WITHIN THE MAXIMUM QUARTERLY ANNUALIZED FEE RATE INCREASE OR DECREASE

The Annual Fee Rate of 0.56% is lower than the Minimum Annual Fee Rate (0.60%).

Therefore, the Annual Fee Rate is adjusted to be exactly the Minimum Annual Fee Rate, which is 0.60%.

After the 16th Benefit Quarter, the Annual Fee Rate will continue to increase or decrease depending on the movement of the value of the VIX, If your contract value falls to zero before the feature has been terminated, the fee will no longer be deducted.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      APPENDIX C - SUNAMERICA INCOME PLUS OPTIONAL LIVING BENEFIT EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SUNAMERICA INCOME PLUS EXAMPLES

The following examples demonstrate the operation of the SunAmerica Income Plus feature:

EXAMPLE 1:

Assume you elect SUNAMERICA INCOME PLUS for one Covered Person and you invest a single Purchase Payment of $100,000, and you make no additional Purchase Payments, and no withdrawals before the 1st contract anniversary. Assume that on your 1st contract anniversary, your contract value is $103,000.

Your initial Income Base and Income Credit Base are equal to 100% of your Eligible Purchase Payments, or $100,000. Your Income Credit ($6,000) on the 1st contract anniversary is the Income Credit Percentage (6%) multiplied by the Income Credit Base ($100,000). On your 1st contract anniversary, your Income Base is equal to the greatest of your current Income Base ($100,000), your contract value ($103,000), or your Income Credit plus your current Income Base ($106,000). Assume that the Covered Person is 65 and is alive, your Maximum Annual Withdrawal Percentage is 5.0%, then as of your 1st contract anniversary, you may take withdrawals of up to your $5,300 Maximum Annual Withdrawal Amount (5.0% of the Income Base) each year as long as you do not take any Excess Withdrawals.

EXAMPLE 2: IMPACT OF SUBSEQUENT ELIGIBLE PURCHASE PAYMENTS WITH NO WITHDRAWALS
           AND NO HIGHEST ANNIVERSARY VALUES

Assume you elect SUNAMERICA INCOME PLUS, you invest an initial Purchase Payment of $100,000, you make subsequent Purchase Payments of $230,000 in year 2, $30,000 in year 5, and $50,000 in year 6, and you take no withdrawals before the 6th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Your contract values, Income Bases, Income Credit Bases, Income Credits, and Maximum Annual Withdrawal Amounts are given as follows:

----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                             INCOME                      ANNUAL
   CONTRACT     CONTRACT       INCOME        CREDIT        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE          BASE         CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $6,360
----------------------------------------------------------------------------------
     2nd        $333,000      $324,000      $300,000       $18,000       $19,440
----------------------------------------------------------------------------------
     3rd        $333,000      $342,000      $300,000       $18,000       $20,520
----------------------------------------------------------------------------------
     4th        $333,000      $360,000      $300,000       $18,000       $21,600
----------------------------------------------------------------------------------
     5th        $363,000      $409,800      $330,000       $19,800       $24,588
----------------------------------------------------------------------------------
     6th        $413,000      $429,600      $330,000       $19,800       $25,776
----------------------------------------------------------------------------------


Since the Income Base equals the Income Base at the beginning of that contract year plus the subsequent Eligible Purchase Payments made in Benefit Year 2, your new Income Base at the time of deposit equals $306,000 and Income Credit Base at the time of deposit equals $300,000. $30,000 of the $230,000 Purchase Payment is considered Ineligible Purchase Payments because it exceeds 200% of the Eligible Purchase Payment made in the 1st contract year. On your 2nd contract anniversary, your Income Credit is $18,000 and your Income Base equals $324,000. Your Income Base is not increased to the $333,000 contract value because the highest Anniversary Value is reduced for $30,000 of Ineligible Purchase Payments. Assuming your Maximum Annual Withdrawal Percentage is 6%, then your Maximum Annual Withdrawal Amount would be $19,440 if you were to start taking withdrawals after the 2nd contract anniversary. However, continuing to assume you do not take any withdrawals in years 3 and 4, your Income Base will increase by your Income Credit and as a result, your Maximum Annual Withdrawal Amount will also increase. After your Purchase Payment in year 5, your new Income Base at the time of deposit equals $390,000. On your 5th contract anniversary, your Income Credit Base is $330,000, Income Credit equals $19,800, and Income Base equals $409,800. Any Purchase Payments made on or after your 5th contract anniversary are considered Ineligible Purchase Payments. Therefore, your $50,000 Purchase Payment in year 6 will not increase the Income Base, Income Credit Base, or Income Credit. And your Income Base is $429,600. If you were to start taking withdrawals after the 6th contract anniversary, and your Maximum Annual Withdrawal Percentage remains at 6%, your Maximum Annual Withdrawal Amount would be $25,776. Assume your Protected Income Payment Percentage is 4% and your Income Base at the time your contract value is reduced to zero remains at $429,600, then your Protected Income Payment is 4% of the Income Base ($17,184).

EXAMPLE 3 - IMPACT OF WITHDRAWALS WITHOUT HIGHEST ANNIVERSARY VALUES

Assume you elect SUNAMERICA INCOME PLUS for one Covered Person and you invest a single Purchase Payment of $100,000. Assume that the Covered Person is older than age 64 at the first withdrawal. You make no additional Purchase Payments and no withdrawals before the 8th contract anniversary. Assume further that on your 1st contract anniversary, your contract value increases to $103,000, but through each subsequent contract year, there is effectively 0% growth net of fees in your contract value. Assume that your contract values, Income Bases, Income

Credit Bases, Income Credits, and Maximum Annual Withdrawal Amounts are as follows:

----------------------------------------------------------------------------------
                                                                         MAXIMUM
                                             INCOME                      ANNUAL
   CONTRACT     CONTRACT       INCOME        CREDIT        INCOME      WITHDRAWAL
 ANNIVERSARY      VALUE         BASE          BASE         CREDIT        AMOUNT
----------------------------------------------------------------------------------
     1st        $103,000      $106,000      $100,000       $6,000        $5,300
----------------------------------------------------------------------------------
     2nd        $103,000      $112,000      $100,000       $6,000        $5,600
----------------------------------------------------------------------------------
     3rd        $103,000      $118,000      $100,000       $6,000        $5,900
----------------------------------------------------------------------------------
     4th        $103,000      $124,000      $100,000       $6,000        $6,200
----------------------------------------------------------------------------------
     5th        $103,000      $130,000      $100,000       $6,000        $6,500
----------------------------------------------------------------------------------
     6th        $103,000      $136,000      $100,000       $6,000        $6,800
----------------------------------------------------------------------------------
     7th        $103,000      $142,000      $100,000       $6,000        $7,100
----------------------------------------------------------------------------------
     8th        $103,000      $148,000      $100,000       $6,000        $7,400
----------------------------------------------------------------------------------
     9th         $98,560      $151,000      $100,000       $3,000        $7,550
----------------------------------------------------------------------------------
    10th         $91,010      $152,000      $100,000       $1,000        $7,600
----------------------------------------------------------------------------------


On your 8th contract anniversary your Income Base is stepped-up to $148,000, and assume your Maximum Annual Withdrawal Percentage is 5%, your Maximum Annual Withdrawal Amount would be $7,400. But if you make a withdrawal of only $4,440 (3% of the $148,000 Income Base) which is less than your Maximum Annual Withdrawal Amount, then your Net Income Credit Percentage for that year equals 3%. Therefore, your new Income Credit is 3% of your Income Credit Base ($3,000). Your Income Base is equal to the greatest of your contract value ($98,560) or your Income Credit plus your current Income Base ($151,000). Other withdrawals of less than the Maximum Annual Withdrawal Amount have similar impact. On your 10th contract anniversary, if your Maximum Annual Withdrawal Percentage is 5%, your new Maximum Annual Withdrawal Amount will be $7,600. Therefore, if you do not take any Excess Withdrawals, you may take up to $7,600 each year as long as the Covered Person is alive.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           APPENDIX D - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following details the standard and Maximum Anniversary Value death benefits payable upon the Continuing Spouse's death. The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original Owner of the contract, whether the Living Benefit was elected, the age of the Continuing Spouse as of the Continuation Date and the Continuing Spouse's date of death.

Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.

The term "Continuation Net Purchase Payment" is frequently used in describing the death benefit payable upon a spousal continuation. We define Continuation Net Purchase Payment as Net Purchase Payments made on or after the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution, is considered a Purchase Payment.

The term "Continuation Purchase Payment" is frequently used in describing the death benefit payable upon a spousal continuation. We define Continuation Purchase Payment as Purchase Payments made on or after the Continuation Date.

The term "withdrawals" as used in describing the death benefits is defined as withdrawals and the fees and charges applicable to those withdrawals.

The term "Withdrawal Adjustment" is used, if the Living Benefit had been elected, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when the Continuing Spouse takes a withdrawal and the amount of the withdrawal. If cumulative withdrawals for the current contract year are taken prior to the Continuing Spouse's 81st birthday and are less than or equal to the Maximum Annual Withdrawal Amount, the amount of adjustment will equal the amount of each withdrawal. If a withdrawal is taken prior to the Continuing Spouse's 81st birthday and cumulative withdrawals for the current contract year are in excess of the Maximum Annual Withdrawal Amount, the contract value and the death benefit are first reduced by the Maximum Annual Withdrawal Amount. The resulting death benefit is further adjusted by the withdrawal amount in excess of the Maximum Annual Withdrawal Amount by the percentage by which the excess withdrawal reduced the resulting contract value. If a withdrawal is taken on or after the Continuing Spouse's 81st birthday, the amount of adjustment is determined by the percentage by which the withdrawal reduced the contract value.

THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS DESCRIBED BELOW ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER THE CONTINUING SPOUSE'S 86TH BIRTHDAY.

The standard death benefit and the optional Maximum Anniversary Value death benefit are calculated differently depending on whether the original Owner had elected the Living Benefit described above.

A. STANDARD AND MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH:

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT AND THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITHOUT ELECTION OF THE LIVING BENEFIT:

     1.  STANDARD DEATH BENEFIT

          If the Continuing Spouse is age 85 or younger on the Continuation Date, the death benefit will be the greater of:

          a.  Contract value; or

          b.  Continuation Net Purchase Payments.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to the contract value.

     2.  OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

          If the Continuing Spouse is age 80 or younger on the Continuation Date, the death benefit will be the greatest of:

          a.  Contract value; or

          b.  Continuation Net Purchase Payments; or

          c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, plus any Continuation Purchase Payments received since that anniversary; and reduced for any withdrawals since that anniversary in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal. The anniversary value for any year is equal to the contract value on the applicable anniversary after the Continuation Date.

If the Continuing Spouse is age 81-85 on the Continuation Date, then the death benefit will be the Standard Death Benefit described above and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT AND THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITH ELECTION OF THE LIVING BENEFIT:

     1.  STANDARD DEATH BENEFIT

          If the Continuing Spouse is age 85 or younger on the Continuation Date, the death benefit will be the greater of:

          a. Contract value; or

          b. Continuation Purchase Payments reduced by:

               (i) any Withdrawal Adjustment after the Continuation Date, if the Living Benefit has not been terminated; or

               (ii) any Withdrawal Adjustments after the Continuation Date, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value.

     2.  OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

          If the Continuing Spouse is age 80 or younger on the Continuation Date, the death benefit will be the greatest of:

          a. Contract value; or

          b. Continuation Purchase Payments reduced by:

               (i) any Withdrawal Adjustments after the Continuation Date, if the Living Benefit has not been terminated; or

               (ii) any Withdrawal Adjustments after the Continuation Date, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, plus Continuation Purchase Payments received since that contract anniversary; and reduced by:

               (i) any Withdrawal Adjustments since that contract anniversary, if the Living Benefit has not been terminated: or

               (ii) any Withdrawal Adjustments since that contract anniversary, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          The anniversary value for any year is equal to the contract value on the applicable anniversary.

          If the Continuing Spouse is age 81-85 on the Continuation Date, the death benefit will be the Standard Death Benefit with election of the Living Benefit, described above and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

  Please forward a copy (without charge) of the Polaris Retirement Protector Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)


       ---------------------------------------------------------------
       Name

       ----------------------------------------------------------
       Address

       ----------------------------------------------------------
       City/State/Zip


Contract Issue Date: -------------------------------------------------------


Date: ------------------------------    Signed: ----------------------------



  Return to:  Issuing Company ------------------------------------------
  Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299

                       STATEMENT OF ADDITIONAL INFORMATION
                       -----------------------------------

              FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS

                                    ISSUED BY

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                               IN CONNECTION WITH

                          FS VARIABLE SEPARATE ACCOUNT

                 POLARIS RETIREMENT PROTECTOR VARIABLE ANNUITY


This Statement of Additional Information is not a prospectus; it should be read with the prospectus, dated January 3, 2012, relating to the annuity contracts described above. A copy of the prospectus may be obtained without charge by calling (800) 445-7862 or writing us at:


        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                             ANNUITY SERVICE CENTER
                                 P.O. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299

                                January 3, 2012

                                TABLE OF CONTENTS


                                                                   PAGE
                                                                   ----
Separate Account and the Company.................................     3

General Account..................................................     4

Master-Feeder Structure..........................................     5

Information Regarding the Use of the Volatility Index ("VIX")....     6

Performance Data ................................................     7

Annuity Income Payments..........................................    10

Annuity Unit Values..............................................    10

Taxes............................................................    13

Broker-Dealer Firms Receiving Revenue sharing Payments...........    23

Distribution of Contracts........................................    24

Financial Statements

   Separate Account Financial Statements.........................    24

   The United States Life Insurance Company in the City of
      New York Financial Statements..............................    24

   First SunAmerica Life Insurance Company Financial Statements..    25

   Unaudited Pro Forma Condensed Financial Data of The United
      States Life Insurance Company in the City of New York......    25

   American International Group, Inc. Financial Information......    26

                        SEPARATE ACCOUNT AND THE COMPANY
                        --------------------------------

     The United States Life Insurance Company in the City of New York ("US Life" or the "Company") is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. ("American International Group"), a Delaware corporation, is a holding company which, through its subsidiaries, is engaged primarily in a broad range of insurance and insurance-related activities in the United States and abroad. The commitments under the contracts are the Company's, and American International Group has no legal obligation to back those commitments.

     On December 31, 2011, First SunAmerica Life Insurance Company ("First SunAmerica") merged with the Company. Prior to this date, the contracts were issued by First SunAmerica.

     FS Variable Separate Account ("Separate Account") was originally established by First SunAmerica on September 9, 1994, pursuant to the provisions of New York law, as a segregated asset account. Prior to December 31, 2011, the Separate Account was a separate account of First SunAmerica. On December 30, 2011, and in conjunction with the merger of US Life and First SunAmerica, the Separate Account was transferred to and became a Separate Account of US Life under New York law.

     The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.

     The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

     The Separate Account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one or more Underlying Funds. The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios or the Underlying Funds. Values allocated to the Separate Account and the amount of variable Annuity Income Payments will vary with the values of shares of the Underlying Funds, and are also reduced by insurance contract charges and fees.

     The basic objective of a variable annuity contract is to provide variable Annuity Income Payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable Annuity Income Payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the Underlying Funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the Underlying Funds' management to make necessary changes in their funds to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable Annuity Income Payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

     Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable Annuity Income Payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or by the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable Annuity Income Payments).

                                 GENERAL ACCOUNT
                                 ---------------

     The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the DCA accounts available in connection with the general account, as elected by the owner at the time of purchasing a contract or when making a subsequent Purchase Payment. Assets supporting amounts allocated to fixed account options become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

     The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                             MASTER-FEEDER STRUCTURE
                             -----------------------

     The following underlying funds currently do not buy individual securities directly: American Funds Global Growth SAST Portfolio, American Funds Growth SAST Portfolio, American Funds Growth-Income SAST Portfolio, and American Funds Asset Allocation SAST Portfolio (the "Feeder Funds"). Instead, each Feeder Fund invests all of its investment assets in a corresponding "Master Fund" of American Funds Insurance Series(R), managed by Capital Research and Management Company ("Capital Research").

     Because each Feeder Fund invests all of its assets in a Master Fund, the investment adviser to the Feeder Funds, SunAmerica Asset Management Corp. ("SAAMCo") does not provide any portfolio management services for the Feeder Funds. SAAMCo provides those services for the Feeder Funds that are normally provided by a fund's investment adviser with the exception of portfolio management. Such services include, but are not limited to: monitoring the ongoing investment performance of the Master Funds, monitoring the Feeder Funds' other service providers, facilitating the distribution of Master Fund shareholder materials to Feeder Fund shareholders and providing such other services as are necessary or appropriate to the efficient operation of the Feeder Funds with respect to their investment in the corresponding Master Funds. Pursuant to its investment advisory agreement with SunAmerica Series Trust, SAAMCo will provide these services so long as a Feeder Fund is a "feeder fund" investing in a Master Fund.

SAAMCo has contractually agreed to waive 0.70% of its advisory fee for so long as the Feeder Fund is operated as a feeder fund. Under the master-feeder structure, however, each Feeder Fund may withdraw its entire investment from its corresponding Master Fund if the Feeder Fund Board determines that it is in the best interests of the Feeder Fund and its shareholders to do so. If the Underlying Fund ceases to operate as a "feeder fund," SAAMCo will serve as investment manager for the Feeder Fund.

     The terms "Feeder Fund" and "Master Fund" as used in the Prospectus are used for ease of relevant disclosure. There are a number of differences between arrangements commonly referred to as master-feeder funds, and the investments by the Feeder Funds in the Master Funds described in the Prospectus. These differences include the following:

     - Advisory fees commonly are assessed by the master fund, but not by the feeder fund. The Master Funds and the Feeder Funds both have investment advisory fees. (However, as described above, SAAMCo's advisory fee is solely attributable to administrative services, not portfolio management. Moreover, SAAMCo has contractually agreed to waive certain Feeder
       Fund advisory fees for as long as the Feeder Funds invest in a Master
       Fund); and

     - Master funds commonly sell their shares only to feeder funds. The Master Funds in which the Feeder Funds invest also sell their shares to separate accounts of life insurance companies to fund variable annuity contracts and variable life insurance contracts issued by the companies.

          INFORMATION REGARDING THE USE OF THE VOLATILITY INDEX ("VIX")
          -------------------------------------------------------------

This variable annuity is not sponsored, endorsed, sold or promoted by Standard
& Poor's Financial Services LLC ("S&P") or the Chicago Board Options Exchange, Incorporated ("CBOE"). S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of this variable annuity or any member of the public regarding the advisability of investing in securities generally or in this variable annuity or in the ability of the CBOE Volatility Index (the "VIX") track market performance. S&P's and CBOE's only relationship to the Company is the licensing of certain trademarks and trade names of S&P, CBOE and the VIX which is determined, composed and calculated by S&P without regard to the Company or this variable annuity. S&P has no obligation to take the needs of the Company or the owners of this variable annuity into consideration in determining, composing or calculating the VIX. S&P and CBOE are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of this variable annuity to be issued or in the determination or calculation of the equation by which this variable annuity is to be converted into cash. S&P and CBOE have no obligation or liability in connection with the administration, marketing or trading of this variable annuity.

Neither S&P, its affiliates nor their third party licensors, including CBOE, guarantee the adequacy, accuracy, timeliness or completeness of the VIX or any data included therein or any communications, including but not limited to, oral or written communications (including electronic communications) with respect thereto. S&P, its affiliates and their third party licensors, including CBOE, shall not be subject to any damages or liability for any errors, omissions or delays therein. S&P and CBOE make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the marks, the VIX or any data included therein. Without limiting any of the foregoing, in no event whatsoever shall S&P, its affiliates or their third party licensors, including CBOE, be liable for any indirect, special, incidental, punitive or consequential damages, including but not limited to, loss of profits, trading losses, lost time or goodwill, even if they have been advised of the possibility of such damages, whether in contract, tort, strict liability or otherwise.

"Standard & Poor's(R)", "S&P(R)", "S&P 500(R)" and "Standard & Poor's 500(TM)" are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by the Company. "CBOE", "CBOE Volatility Index" and "VIX" is a trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by S&P.

                                PERFORMANCE DATA
                                ----------------
From time to time, we periodically advertise performance data relating to Variable Portfolios and Underlying Funds. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (or decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account charges (including certain death benefit rider charges) and the Underlying Fund expenses. It does not reflect the deduction of any applicable contract maintenance fee, withdrawal (or sales) charges, if applicable, or optional feature charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will include total return figures which reflect the deduction of the Separate Account charges (including certain death benefit charges), contract maintenance fee, withdrawal (or sales) charges and the Underlying Fund expenses.

We may advertise the optional living benefits and death benefits using illustrations showing how the benefit works with historical performance of specific Underlying Funds or with a hypothetical rate of return (which will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the Underlying Fund expenses.

The Separate Account may advertise "total return" data for the Variable Portfolios. Total return figures are based on historical data and are not intended to indicate future performance. "Total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period).

For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding Underlying Funds, modified to reflect the charges and expenses as if the contract had been in existence since the inception date of each respective Underlying Fund. Further, returns shown are for the original class of shares of certain Underlying Funds, adjusted to reflect the fees and charges for the newer class of shares until performance for the newer class becomes available. Returns of the newer class of shares will be lower than those of the original class since the newer class of shares is subject to (higher) service fees. We commonly refer to these performance calculations as hypothetical adjusted historical returns. Performance figures similarly adjusted but based on the Underlying Funds' performance (outside of this Separate Account) should not be construed to be actual historical performance of the relevant Separate Account's Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding Underlying Funds, adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (reflecting certain contractual fees and charges).

     Performance data for the various Variable Portfolios are computed in the manner described below.

CASH MANAGEMENT PORTFOLIO

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

      Base Period Return = (EV - SV - CMF)/(SV)

where:
        SV = value of one Accumulation Unit at the start of a 7 day period

        EV = value of one Accumulation Unit at the end of the 7 day period

        CMF = an allocated portion of the $50 annual Contract Maintenance Fee, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Variable Portfolios and the general account so that each Variable Portfolio's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that Variable Portfolio. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

        Current Yield = (Base Period Return) x (365/7)

The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period.

However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

        Effective Yield = [(Base Period Return + 1) TO THE POWER OF 365/7 - 1]

The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments. In periods of very low short-term interest rates, the Portfolio's yield may become negative, which will result in a decline in value of your investment.

Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time. In periods of very low short-term interest rates, the Portfolio's yield may become negative, which may result in a decline in the value of your investment.

OTHER VARIABLE PORTFOLIOS

The Variable Portfolios of the Separate Account other than the Cash Management Portfolio compute their performance data as "total return." Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return
(T) is computed so that it satisfies the formula:

        P (1 + T) TO THE POWER OF n = ERV

where:
        P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years

        ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year period as of the end of the period (or fractional portion thereof)


The total return figures reflect the effect of certain non-recurring and recurring charges. The applicable withdrawal charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Total return figures are derived from historical data and are not intended to be a projection of future performance.

POLARIS PORTFOLIO ALLOCATOR MODELS

The Separate Account also computes "total return" data for each of the Polaris Portfolio Allocator models. Each model is comprised of a combination of Variable Portfolios available under the contract using various asset classes based on historical asset class performance.

Total return for a Polaris Portfolio Allocator model represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical investment in a contract, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. It is assumed that the initial hypothetical investment is made on the model inception date and rebalanced in accordance with the model on each evaluation date. The model inception date is the date when the model was first offered for investment.

                            ANNUITY INCOME PAYMENTS
                            -----------------------

INITIAL MONTHLY ANNUITY INCOME PAYMENTS

     The initial Income Payment is determined by applying separately that portion of the contract value allocated to the fixed account options and the Variable Portfolio(s), less any premium tax, and then applying it to the annuity table specified in the contract for fixed and variable Annuity Income Payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity income option selected.

     The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly Annuity Income Payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity Income Payment. The number of Annuity Units determined for the first variable annuity Income Payment remains constant for the second and subsequent monthly variable annuity Income Payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY ANNUITY INCOME PAYMENTS

     For fixed Annuity Income Payments, the amount of the second and each subsequent monthly annuity Income Payment is the same as that determined above for the first monthly payment.

     For variable Annuity Income Payments, the amount of the second and each subsequent monthly annuity Income Payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit value as of the day preceding the date on which each annuity Income Payment is due.

                              ANNUITY UNIT VALUES
                              -------------------

     The value of an Annuity Unit is determined independently for each Variable Portfolio.

     The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Variable Portfolio exceeds 3.5%, variable annuity Income Payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity Income Payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity Income Payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity Income Payments to increase (or not to decrease).

     The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each Annuity Income Payment will vary accordingly.

     For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

     The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of a Variable Portfolio from one day to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

     The NIF for any Variable Portfolio for a certain month is determined by dividing (a) by (b) where:

     (a) is the Accumulation Unit value of the Variable Portfolio determined as of the end of that month, and

     (b) is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

     The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results in no change; a NIF greater than 1.000 results in an increase; and a NIF less than 1.000 results in a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of a share of the underlying fund in which the Variable Portfolio invests; it is also reduced by Separate Account asset charges.

     ILLUSTRATIVE EXAMPLE
     --------------------

     Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                    NIF = ($11.46/$11.44)

                        = 1.00174825

     The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the Income Payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable Income Payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                            (1/12)
                  1/[(1.035)      ] = 0.99713732

     In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

                 $10.103523 x 1.00174825 x 0.99713732 = $10.092213

     To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity income payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

     The NIF measures the performance of the funds that are basis for the amount of future annuity income payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF) / (1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is less that one and payments are decreased.

VARIABLE ANNUITY INCOME PAYMENTS

     ILLUSTRATIVE EXAMPLE
     --------------------

     Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract as a life annuity with 120 monthly payments guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's account value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second Annuity Income Payment date is $13.327695.

     P's first variable Annuity Income Payment is determined from annuity factor tables, using the information assumed above. From the tables, which supply monthly annuity factors for each $1,000 of applied contract value, P's first variable Annuity Income Payment is determined by multiplying the monthly installment of $5.21 (Option 4 tables, male Annuitant age 60 at the Annuity Date annuitizing in 2010) by the result of dividing P's account value by $1,000:

             First Payment = $5.21 x ($116,412.31/$1,000) = $606.51

     The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable Annuity Income Payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                 Annuity Units = $606.51/$13.256932 = 45.750404

     P's second variable Income Payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

                Second Payment = 45.750404 x $13.327695 = $609.75

     The third and subsequent variable Annuity Income Payments are computed in a manner similar to the second variable Annuity Income Payment.

     Note that the amount of the first variable Annuity Income Payment depends on the contract value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase

(assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable Income Payments.

                                     TAXES
                                     -----

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. A natural owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump-sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For Non-Qualified contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

If you purchase your contract under one of a number of types of employer-sponsored retirement plans, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a designated Roth account in a 403(b), 401(k), or governmental 457(b) plan, and you may have cost basis in a traditional IRA or in another Qualified contract.

For annuity payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the

Contracts should seek competent financial advice about the tax consequences of any distributions.

On March 30, 2010 the Health Care and Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which goes into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income ("MAGI") ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person. This new tax generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA contributions, designated Roth contributions to a 403(b), 401(k), or governmental 457(b) plan. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from designated Roth accounts in a 403(b), 401(k) or governmental 457(b) plan, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Qualified Distributions from Roth IRAs, designated Roth accounts in 403(b), 401(k), and governmental 457(b) plans which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% federal penalty tax, under the IRC, except in the following circumstances:

     -    after attainment of age 59 1/2;

     -    when paid to your beneficiary after you die;

     -    after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     -    dividends paid with respect to stock of a corporation described in IRC
          Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     -    distributions from IRAs for higher education expenses;

     -    distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply; and

     - The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free.

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or withdrawal from a contract, subject in certain instances to the payee's right to elect out of withholding or to elect a different rate of withholding. For "eligible rollover distributions" from contracts issued under certain types of qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" or transferred to another eligible plan in a direct "trustee-to- trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including distributions from IRAs can be waived. An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401 or 403 or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code (4) distribution of contributions to a Qualified contract which were made in excess of the applicable contribution limit. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a federal penalty tax on premature withdrawals, described later in this section. Only (1) the participant, or, (2) in the case of the participant's death, the participant's surviving spouse, or (3) in the case of a domestic relations order, the participant's spouse or ex-spouse may roll over a distribution into a plan of the participant's own. An exception to this rule is that a non-spousal beneficiary may, subject to plan provisions, roll inherited funds from an eligible retirement plan into an Inherited IRA. An Inherited IRA is an IRA created for the sole purpose of receiving funds inherited by non-spousal beneficiaries of eligible retirement plans. The distribution must be transferred to the Inherited IRA in a direct "trustee-to-trustee" transfer. Inherited IRAs must meet the distribution requirements relating to IRAs inherited by non-spousal beneficiaries under Code sections 408(a)(6) and (b)(3) and 401(a)(9).

Beginning in 2008, subject to federal income limitations, funds in a Qualified contract may be rolled directly over to a Roth IRA. Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

The Small Business Jobs Act of 2010 subsequently added the ability for "in-Plan" rollovers of eligible rollover distribution from pre-tax accounts to a designated Roth account in certain employer-sponsored plans which otherwise include or permit designated Roth accounts.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Non-Qualified variable annuity contracts. These requirements generally do not apply to Qualified contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person such as a corporation or certain other entities. Such Contracts generally will not be accorded tax-deferred status. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person or to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS OF QUALIFIED CONTRACTS

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan (other than a plan funded with IRAs) or pursuant to a domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (for many plans, a Qualified Domestic Relations Order, or QDRO), or, in the case of an IRA, pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree.

TAX TREATMENT OF GIFTING, ASSIGNING OR TRANSFERRING OWNERSHIP OF A NON-QUALIFIED CONTRACT

Under IRC Section 72(e), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse if incident to divorce) for less than adequate consideration you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn.

The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

FEDERAL WITHDRAWAL RESTRICTIONS FROM QUALIFIED CONTRACTS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals generally can only be made when an owner: (1) reaches age 59 1/2 (70 1/2 in the case of Section 457(b) Plans); (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC) (does not apply to section 457(b) plans); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner generally can only withdraw Purchase Payments. There are certain exceptions to these restrictions which are generally based upon the type of investment arrangement, the type of contributions, and the date the contributions were made. Transfers of amounts from one Qualified contract to another investment option under the same plan, or to another contract or account of the same plan type or from a qualified plan to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract or Plan. On July 26, 2007, the Department of the Treasury published final 403(b) regulations that are largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.

Prior to the effective date of the final regulations, provisions applicable to tax-free transfers AND exchanges (both referred to below as "transfers") of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that did not comply with these new rules could have become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a contract or custodial account in a different plan), and the provider and employer failed to enter into an information sharing agreement by January 1, 2009, the transfer would be considered a "failed" transfer that is subject to tax. Additional guidance issued by the IRS generally permits a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is part of the employer's 403(b) plan or that is subject to an information-sharing agreement with the employer.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax advisor.

PARTIAL 1035 EXCHANGES OF NON-QUALIFIED ANNUITIES

Section 1035 of the Code provides that a Non-Qualified annuity contract may be exchanged in a tax-free transaction for another Non-Qualified annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. In 1998, the U.S. Tax Court ruled that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a tax-free exchange. In 1999, the IRS acquiesced in that Tax Court decision, but stated that it would nonetheless continue to challenge partial exchange transactions under certain circumstances. In Notice 2003-51, published on July 9, 2003, the IRS announced that, pending the publication of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the partial exchange should be treated as an integrated transaction, and thus whether the two contracts should be treated as a single contract to determine the tax treatment of the surrender or withdrawal under Section 72 of the Code. The IRS made this earlier guidance permanent in Revenue Procedure 2008-24, superseding Notice 2003-51, although it shortened the presumption period from 24 months to 12 months. Revenue Procedure 2008-24 provides that a transfer will be treated as a tax-free exchange under Code section 1035 if either (a) no amounts are withdrawn from, or received in surrender of, either of the contracts involved in the exchange during the 12 months beginning on the date on which amounts are treated as received as premiums or other consideration paid for the contract received in exchange (the date of transfer); or (b) the taxpayer demonstrates that one of the conditions described in Code section 72(q) or any similar life event (such as divorce or loss of employment) occurred between the date of the transfer and the date of the withdrawal or surrender. We reserve the right to treat partial transfers as tax-reportable distributions, rather than as partial 1035 exchanges, in recognition of certain questions which remain notwithstanding recent IRS guidance on the subject. Such treatment for tax reporting purposes, however, should not prevent a taxpayer from taking a different position on their return, in accordance with the advice of their tax counsel or other tax consultant, if they believe the requirements of IRC Section 1035 have been satisfied. Owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be available for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a qualified plan may be subject to limitations under the IRC and the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan. Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan. Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals: "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees, for federal tax purposes, until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and not-for-profit organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract if certain conditions are met. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2011 is the lesser of 100% of includible compensation or $16,500. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with an eligible employer, and by an additional $5,500 in 2011 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2011 may not exceed the lesser of $49,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or Roth) contribution for 2011 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2011. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment. If neither the Owner or the Owner's spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income, The rules concerning what constitutes "coverage" are complex and purchasers should consult their tax advisor or Internal Revenue Service Publication 590 for more details. The effect of income on the deduction, is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer's plan. If you and your spouse are filing jointly and have a modified AGI in 2011 of less than $90,000, your contribution may be fully deductible; if your income is between $90,000 and $110,000, your contribution may be partially deductible and if your income is $110,000 or more, your contribution may not be deductible. If you are single and your income in 2011 is less than $56,000, your contribution may be fully deductible; if your income is between $56,000 and $66,000, your contribution may be partially deductible and if your income is $66,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible. If you and your spouse file jointly, and you are not covered by a plan but your spouse is: if your modified AGI in 2011 is between $169,000 and $179,000, your contribution may be partially deductible.

(d) Roth IRAs

Section 408(A) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2011 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2011. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can make a full or partial contribution to a Roth IRA if you have taxable compensation and your modified adjusted gross income in 2011 is less than:
$169,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $107,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. All persons may be eligible to convert a distribution from an employer-sponsored plan or from a traditional IRA into a Roth IRA. Conversions or rollovers from qualified plans into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans

Section 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, governmental employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; investing and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans - Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of employer sponsored retirement plans generally establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan if certain conditions are met. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001 AND PENSION PROTECTION ACT OF 2006

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expanded the range of eligible tax-free rollover distributions that may be made among qualified plans and increased contribution limits applicable to these plans. The changes made to the IRC by EGTRRA were scheduled to expire on December 31, 2010. The Pension Protection Act of 2006 made permanent those provisions of EGTRRA relating to IRAs and employer sponsored plans.

                               BROKER-DEALER FIRMS
                       RECEIVING REVENUE SHARING PAYMENTS
                       ----------------------------------

The following list includes the names of member firms of the FINRA (or their affiliated broker-dealers) that we believe received a revenue sharing payment of more than $5,000 as of the calendar year ending December 31, 2010, from SunAmerica Annuity and Life Assurance Company and US Life, both affiliated companies. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

Citigroup Global Markets Inc.
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Financial Network Investment Corporation
FSC Securities Corp.
ING Financial Partners, Inc.
J.J.B. Hilliard, W.L. Lyons, Inc.
James Borello & Co
Lincoln Financial Advisor
Lincoln Financial Securities
LPL Financial Corporation
Morgan Keegan & Company, Inc.
Morgan Stanley & Co., Incorporated
Multi Financial Securities Corp.
NEXT Financial Group, Inc.
Primevest Financial Services, Inc.
Raymond James & Associates
Raymond James Financial
RBC Capital Markets Corporation
Royal Alliance Associates, Inc.
SagePoint Financial, Inc.
Sammons Securities Co. LLC
Securities America, Inc.
UBS Financial Services Inc.
Wells Fargo Advisor, LLC
Wescom Financial Services

We will update this list annually; interim arrangements may not be reflected. You are encouraged to review the prospectus for each Underlying Fund for any other compensation arrangements pertaining to the distribution of Underlying Fund shares.

Certain broker dealers with which we have selling agreements are our affiliates. In an effort to promote the sale of our products, affiliated firms may pay their registered representatives additional cash incentives which may include but are not limited to bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts, that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

                  MARKETING EXPENSE PAYMENTS TO AMERICAN FUNDS

Pursuant to an agreement between the Company, Capital Research and Management Company and American Funds Distributors, Inc. ("AFD"), the Company will pay to AFD a marketing expense allowance for AFD's marketing assistance equal to 0.16% of Purchase Payments invested in Underlying Funds of American Funds Insurance Series. This expense is not paid directly by contract Owners.

                            DISTRIBUTION OF CONTRACTS
                            -------------------------

The contracts are offered on a continuous basis through SunAmerica Capital Services, Inc., located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority. The Company and SunAmerica Capital Services, Inc. are each an indirect, wholly owned subsidiary of American International Group. No underwriting fees are paid in connection with the distribution of the contracts.

                              FINANCIAL STATEMENTS
                              --------------------

     We are required to include additional financial statements in this Statement of Additional Information because of the December 31, 2011 merger of First SunAmerica into US Life. These additional financial statements are those of First SunAmerica and unaudited pro forma condensed financial data of US Life at December 31, 2010 reflecting the effect of the merger.

SEPARATE ACCOUNT FINANCIAL STATEMENTS

     The following financial statements of FS Variable Separate Account are included in this Statement of Additional Information:

     -   Report of Independent Registered Public Accounting Firm

     -   Statements of Assets and Liabilities as of December 31, 2010

     -   Schedules of Portfolio Investments as of December 31, 2010

     - Statements of Operations for the year ended December 31, 2010, except as indicated

     - Statements of Changes in Net Assets for the years ended December 31, 2010 and 2009, except as indicated

     -   Notes to Financial Statements

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK FINANCIAL STATEMENTS

      The following financial statements of The United States Life Insurance Company in the City of New York are included in this Statement of Additional
Information:

     -   Report of Independent Registered Public Accounting Firm

     -   Balance Sheets as of December 31, 2010 and 2009

     - Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008

     - Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008

     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 and 2008

     - Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

     -   Notes to Financial Statements

FIRST SUNAMERICA LIFE INSURANCE COMPANY FINANCIAL STATEMENTS

     The following financial statements of First SunAmerica Life Insurance Company are included in this Statement of Additional Information:

     -   Report of Independent Registered Public Accounting Firm

     -   Balance Sheets as of December 31, 2010 and 2009 (restated)

     - Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)

     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)

     - Statements of Cash Flows for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)

     -   Notes to Financial Statements

     The financial statements of the Company (formerly First SunAmerica) should be considered only as bearing on the ability of the Company to meet its obligation under the contracts.

     PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, California 90071, serves as the independent registered public accounting firm for the Separate Account and First SunAmerica. PricewaterhouseCoopers LLP, 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for the Company. The audited financial statements referred to above are included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA OF THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

     The following Unaudited Pro Forma Condensed Financial Data of The United States Life Insurance Company in the City of New York are included in this Statement of Additional Information:

     -   Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2010

     - Unaudited Pro Forma Condensed Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008

     -   Notes to Financial Statements

AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

     On March 30, 2011, American International Group, Inc. and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). The CMA replaces the Support Agreement which was terminated by American International Group, Inc. in accordance with its terms on April 24, 2011.

     The consolidated financial statements, the financial statement schedules and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated into this Statement of Additional Information by reference to American International Group's Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated in reliance upon the report (which contains explanatory paragraphs, referencing (i) the completion of a series of transactions to recapitalize AIG with the Department of the Treasury, the Federal Reserve Bank of New York and the AIG Credit Facility Trust on January 14, 2011 and (ii) the exclusion of Fuji Fire & Marine Insurance Company from the audit of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     American International Group, Inc. does not underwrite any insurance policy referenced herein.

                          FS VARIABLE SEPARATE ACCOUNT

                                       OF

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2010 AND 2009

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2010 AND 2009

                                    CONTENTS

Report of Independent Registered Public Accounting Firm .................    1
Statement of Assets and Liabilities, December 31, 2010 ..................    2
Schedule of Portfolio Investments, December 31, 2010 ....................   18
Statement of Operations, for the year ended December 31, 2010, except as
   indicated ............................................................   19
Statement of Changes in Net Assets, for the year ended December 31, 2010,
   except as indicated ..................................................   31
Statement of Changes in Net Assets, for the year ended December 31, 2009,
   except as indicated ..................................................   43
Notes to Financial Statements ...........................................   55

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of First SunAmerica Life Insurance Company and the Contractholders of its separate account, FS Variable Separate Account:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of portfolio investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Variable Accounts constituting FS Variable Separate Account (the "Separate Account"), a separate account of First SunAmerica Life Insurance Company, at December 31, 2010, and the results of their operations for the periods indicated and the changes in each of their net assets for the periods indicated in each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2010 by correspondence with the custodians and transfer agents, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 27, 2011

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                                                   Government
                                           Asset      Capital     and Quality
                                        Allocation  Appreciation      Bond       Growth
                                         Portfolio   Portfolio     Portfolio    Portfolio
                                         (Class 1)   (Class 1)     (Class 1)    (Class 1)
                                        ----------  ------------  -----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $4,621,742   $10,923,513   $6,688,777  $5,308,109
Liabilities:                                    --            --           --          --
                                        ----------   -----------   ----------  ----------
Net assets:                             $4,621,742   $10,923,513   $6,688,777  $5,308,109
                                        ==========   ===========   ==========  ==========
   Accumulation units                   $4,480,063   $10,780,760   $6,552,532  $5,253,765
   Contracts in payout (annuitization)
      period                               141,679       142,753      136,245      54,344
                                        ----------   -----------   ----------  ----------
      Total net assets                  $4,621,742   $10,923,513   $6,688,777  $5,308,109
                                        ==========   ===========   ==========  ==========
Accumulation units outstanding:            167,038       208,358      335,382     158,514
                                        ==========   ===========   ==========  ==========

                                                                               Government
                                          Natural     Asset       Capital     and Quality
                                         Resources  Allocation  Appreciation      Bond       Growth
                                         Portfolio  Portfolio    Portfolio     Portfolio    Portfolio
                                         (Class 1)  (Class 3)    (Class 3)     (Class 3)    (Class 3)
                                        ----------  ----------  ------------  -----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $4,789,715  $2,954,106   $18,656,195  $30,088,192  $7,439,278
Liabilities:                                    --          --            --           --          --
                                        ----------  ----------   -----------  -----------  ----------
Net assets:                             $4,789,715  $2,954,106   $18,656,195  $30,088,192  $7,439,278
                                        ==========  ==========   ===========  ===========  ==========
   Accumulation units                   $4,789,715  $2,954,106   $18,656,195  $30,088,192  $7,439,278
   Contracts in payout (annuitization)
      period                                    --          --            --           --          --
                                        ----------  ----------   -----------  -----------  ----------
      Total net assets                  $4,789,715  $2,954,106   $18,656,195  $30,088,192  $7,439,278
                                        ==========  ==========   ===========  ===========  ==========
Accumulation units outstanding:             81,131     112,788       462,104    1,623,236     240,347
                                        ==========  ==========   ===========  ===========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)


                                          Natural   Aggressive    Alliance               Blue Chip
                                         Resources    Growth       Growth     Balanced     Growth
                                         Portfolio   Portfolio   Portfolio    Portfolio  Portfolio
                                         (Class 3)   (Class 1)   (Class 1)    (Class 1)  (Class 1)
                                        ----------  ----------  -----------  ----------  ---------
Assets:
   Investments in Trusts, at net
      asset value                       $8,758,603  $1,982,324  $10,600,856  $3,671,768   $815,508
Liabilities:                                    --          --           --          --         --
                                        ----------  ----------  -----------  ----------   --------
Net assets                              $8,758,603  $1,982,324  $10,600,856  $3,671,768   $815,508
                                        ==========  ==========  ===========  ==========   ========
   Accumulation units                   $8,758,603  $1,960,099  $10,318,790  $3,630,677   $815,508
   Contracts in payout (annuitization)
      period                                    --      22,225      282,066      41,091         --
                                        ----------  ----------  -----------  ----------   --------
      Total net assets                  $8,758,603  $1,982,324  $10,600,856  $3,671,768   $815,508
                                        ==========  ==========  ===========  ==========   ========
Accumulation units outstanding:            171,249     149,133      321,763     219,622    127,188
                                        ==========  ==========  ===========  ==========   ========

                                                                              Davis
                                         Capital      Cash      Corporate    Venture
                                          Growth   Management     Bond        Value
                                        Portfolio   Portfolio   Portfolio   Portfolio
                                        (Class 1)   (Class 1)   (Class 1)   (Class 1)
                                        ---------  ----------  ---------   -----------
Assets:
   Investments in Trusts, at net
      asset value                        $444,458  $4,460,124  $4,706,128  $19,240,382
Liabilities:                                   --          --          --           --
                                         --------  ----------  ----------  -----------
Net assets                               $444,458  $4,460,124  $4,706,128  $19,240,382
                                         ========  ==========  ==========  ===========
   Accumulation units                    $444,458  $4,430,993  $4,551,475  $18,973,840
   Contracts in payout (annuitization)
      period                                   --      29,131     154,653      266,542
                                         --------  ----------  ----------  -----------
      Total net assets                   $444,458  $4,460,124  $4,706,128  $19,240,382
                                         ========  ==========  ==========  ===========
Accumulation units outstanding:            59,148     335,271     197,070      535,366
                                         ========  ==========  ==========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                        "Dogs" of Wall   Emerging       Equity     Fundamental    Global
                                            Street        Markets   Opportunities     Growth       Bond
                                           Portfolio     Portfolio    Portfolio     Portfolio    Portfolio
                                           (Class 1)     (Class 1)    (Class 1)     (Class 1)    (Class 1)
                                        --------------  ----------  -------------  -----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                         $1,261,303    $4,081,928    $2,662,042    $2,890,226  $2,481,099
Liabilities:                                      --            --            --            --          --
                                          ----------    ----------    ----------    ----------  ----------
Net assets                                $1,261,303    $4,081,928    $2,662,042    $2,890,226  $2,481,099
                                          ==========    ==========    ==========    ==========  ==========
   Accumulation units                     $1,254,194    $3,992,202    $2,623,809    $2,879,346  $2,377,948
   Contracts in payout (annuitization)
      period                                   7,109        89,726        38,233        10,880     103,151
                                          ----------    ----------    ----------    ----------  ----------
      Total net assets                    $1,261,303    $4,081,928    $2,662,042    $2,890,226  $2,481,099
                                          ==========    ==========    ==========    ==========  ==========
Accumulation units outstanding:              101,592       175,647       142,356       159,810     108,917
                                          ==========    ==========    ==========    ==========  ==========

                                          Global        Growth       Growth-   High-Yield
                                         Equities   Opportunities    Income       Bond
                                         Portfolio    Portfolio     Portfolio   Portfolio
                                         (Class 1)    (Class 1)     (Class 1)   (Class 1)
                                        ----------  -------------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $2,396,953     $498,327    $7,545,147  $4,944,132
Liabilities:                                    --           --            --          --
                                        ----------     --------    ----------  ----------
Net assets                              $2,396,953     $498,327    $7,545,147  $4,944,132
                                        ==========     ========    ==========  ==========
   Accumulation units                   $2,386,774     $498,327    $7,494,372  $4,915,097
   Contracts in payout (annuitization)
      period                                10,179           --        50,775      29,035
                                        ----------     --------    ----------  ----------
      Total net assets                  $2,396,953     $498,327    $7,545,147  $4,944,132
                                        ==========     ========    ==========  ==========
Accumulation units outstanding:            113,022       81,488       279,243     222,731
                                        ==========     ========    ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                                                           MFS
                                        International  International  Massachusetts
                                         Diversified    Growth and      Investors     MFS Total    Mid-Cap
                                           Equities       Income          Trust        Return      Growth
                                          Portfolio      Portfolio      Portfolio     Portfolio   Portfolio
                                          (Class 1)      (Class 1)      (Class 1)     (Class 1)   (Class 1)
                                        -------------  -------------  -------------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                         $3,211,131     $3,008,942     $3,423,158   $7,542,641  $2,643,570
Liabilities:                                      --             --             --           --          --
                                          ----------     ----------     ----------   ----------  ----------
Net assets                                $3,211,131     $3,008,942     $3,423,158   $7,542,641  $2,643,570
                                          ==========     ==========     ==========   ==========  ==========
   Accumulation units                     $3,186,781     $2,982,594     $3,394,488   $7,298,959  $2,629,047
   Contracts in payout (annuitization)
      period                                  24,350         26,348         28,670      243,682      14,523
                                          ----------     ----------     ----------   ----------  ----------
      Total net assets                    $3,211,131     $3,008,942     $3,423,158   $7,542,641  $2,643,570
                                          ==========     ==========     ==========   ==========  ==========
Accumulation units outstanding:              239,473        213,130        147,097      269,183     217,968
                                          ==========     ==========     ==========   ==========  ==========


                                                                               Total
                                           Real                   Telecom     Return
                                          Estate    Technology    Utility      Bond
                                         Portfolio   Portfolio   Portfolio   Portfolio
                                         (Class 1)   (Class 1)   (Class 1)   (Class 1)
                                        ----------  ----------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $2,032,726   $299,442   $1,023,673  $2,654,724
Liabilities:                                    --         --           --          --
                                        ----------   --------   ----------  ----------
Net assets                              $2,032,726   $299,442   $1,023,673  $2,654,724
                                        ==========   ========   ==========  ==========
   Accumulation units                   $2,025,781   $299,442   $1,018,334  $2,589,120
   Contracts in payout (annuitization)
      period                                 6,945         --        5,339      65,604
                                        ----------   --------   ----------  ----------
      Total net assets                  $2,032,726   $299,442   $1,023,673  $2,654,724
                                        ==========   ========   ==========  ==========
Accumulation units outstanding:             91,472    122,750       63,117     100,163
                                        ==========   ========   ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)


                                                                   American                   American
                                                                 Funds Asset    American       Funds
                                         Aggressive   Alliance    Allocation  Funds Global    Growth
                                           Growth      Growth        SAST      Growth SAST     SAST
                                         Portfolio    Portfolio   Portfolio     Portfolio    Portfolio
                                         (Class 3)    (Class 3)   (Class 3)     (Class 3)    (Class 3)
                                        -----------  ----------  -----------  ------------  ----------
Assets:
   Investments in Trusts, at net
      asset value                        $1,360,440  $7,706,835   $2,549,027   $10,474,017  $8,634,546
Liabilities:                                     --          --           --            --          --
                                         ----------  ----------   ----------   -----------  ----------
Net assets                               $1,360,440  $7,706,835   $2,549,027   $10,474,017  $8,634,546
                                         ==========  ==========   ==========   ===========  ==========
   Accumulation units                    $1,360,440  $7,706,835   $2,549,027   $10,474,017  $8,634,546
   Contracts in payout (annuitization)
      period                                     --          --           --            --          --
                                         ----------  ----------   ----------   -----------  ----------
      Total net assets                   $1,360,440  $7,706,835   $2,549,027   $10,474,017  $8,634,546
                                         ==========  ==========   ==========   ===========  ==========
Accumulation units outstanding:             106,400     252,380      250,490       933,887     841,974
                                         ==========  ==========   ==========   ===========  ==========

                                         American
                                           Funds
                                          Growth-
                                          Income                 Blue Chip    Capital
                                           SAST      Balanced     Growth      Growth
                                         Portfolio   Portfolio   Portfolio   Portfolio
                                         (Class 3)   (Class 3)   (Class 3)   (Class 3)
                                        ----------  ----------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $8,579,915  $1,097,844  $2,418,348  $2,849,462
Liabilities:                                    --          --          --          --
                                        ----------  ----------  ----------  ----------
Net assets                              $8,579,915  $1,097,844  $2,418,348  $2,849,462
                                        ==========  ==========  ==========  ==========
   Accumulation units                   $8,579,915  $1,097,844  $2,418,348  $2,849,462
   Contracts in payout (annuitization)
      period                                    --          --          --          --
                                        ----------  ----------  ----------  ----------
      Total net assets                  $8,579,915  $1,097,844  $2,418,348  $2,849,462
                                        ==========  ==========  ==========  ==========
Accumulation units outstanding:            919,889      70,391     362,712     383,669
                                        ==========  ==========  ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                                                    Davis
                                           Cash      Corporate     Venture    "Dogs" of Wall   Emerging
                                        Management     Bond         Value         Street        Markets
                                        Portfolio    Portfolio    Portfolio     Portfolio      Portfolio
                                        (Class 3)    (Class 3)    (Class 3)     (Class 3)      (Class 3)
                                        ----------  -----------  -----------  --------------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $8,292,521  $23,678,761  $22,892,016    $1,212,786    $9,266,456
Liabilities:                                    --           --           --            --            --
                                        ----------  -----------  -----------    ----------    ----------
Net assets                              $8,292,521  $23,678,761  $22,892,016    $1,212,786    $9,266,456
                                        ==========  ===========  ===========    ==========    ==========
   Accumulation units                   $8,235,260  $23,678,761  $22,892,016    $1,212,786    $9,266,456
   Contracts in payout (annuitization)
      period                                57,261           --           --            --            --
                                        ----------  -----------  -----------    ----------    ----------
      Total net assets                  $8,292,521  $23,678,761  $22,892,016    $1,212,786    $9,266,456
                                        ==========  ===========  ===========    ==========    ==========
Accumulation units outstanding:            642,929    1,091,023      771,070       101,208       422,559
                                        ==========  ===========  ===========    ==========    ==========


                                           Equity        Foreign    Fundamental    Global
                                        Opportunities     Value        Growth       Bond
                                          Portfolio     Portfolio    Portfolio    Portfolio
                                          (Class 3)     (Class 3)    (Class 3)    (Class 3)
                                        -------------  -----------  -----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                         $1,345,023   $19,729,242   $4,526,957  $6,615,229
Liabilities:                                      --            --           --          --
                                          ----------   -----------   ----------  ----------
Net assets                                $1,345,023   $19,729,242   $4,526,957  $6,615,229
                                          ==========   ===========   ==========  ==========
   Accumulation units                     $1,345,023   $19,729,242   $4,526,957  $6,615,229
   Contracts in payout (annuitization)
      period                                      --            --           --          --
                                          ----------   -----------   ----------  ----------
      Total net assets                    $1,345,023   $19,729,242   $4,526,957  $6,615,229
                                          ==========   ===========   ==========  ==========
Accumulation units outstanding:               75,916     1,291,691      275,046     321,561
                                          ==========   ===========   ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                                                                 High-    International
                                           Global      Growth       Growth-      Yield     Diversified
                                          Equities  Opportunities    Income      Bond        Equities
                                         Portfolio    Portfolio    Portfolio   Portfolio    Portfolio
                                         (Class 3)    (Class 3)    (Class 3)   (Class 3)    (Class 3)
                                        ----------  -------------  ---------  ----------  -------------
Assets:
   Investments in Trusts, at net
      asset value                       $2,228,858    $5,449,232    $662,769  $4,124,754   $11,510,610
Liabilities:                                    --            --          --          --            --
                                        ----------    ----------    --------  ----------   -----------
Net assets                              $2,228,858    $5,449,232    $662,769  $4,124,754   $11,510,610
                                        ==========    ==========    ========  ==========   ===========
   Accumulation units                   $2,228,858    $5,449,232    $662,769  $4,124,754   $11,510,610
   Contracts in payout (annuitization)
      period                                    --            --          --          --            --
                                        ----------    ----------    --------  ----------   -----------
      Total net assets                  $2,228,858    $5,449,232    $662,769  $4,124,754   $11,510,610
                                        ==========    ==========    ========  ==========   ===========
Accumulation units outstanding:            114,635       849,981      27,663     208,345       889,559
                                        ==========    ==========    ========  ==========   ===========

                                        International    Marsico         MFS
                                          Growth and     Focused    Massachusetts    MFS Total
                                            Income        Growth   Investors Trust     Return
                                          Portfolio     Portfolio     Portfolio      Portfolio
                                          (Class 3)     (Class 3)     (Class 3)      (Class 3)
                                        -------------  ----------  ---------------  ----------
Assets:
   Investments in Trusts, at net
      asset value                        $12,654,748   $2,804,766     $7,674,548    $9,254,773
Liabilities:                                      --           --             --            --
                                         -----------   ----------     ----------    ----------
Net assets                               $12,654,748   $2,804,766     $7,674,548    $9,254,773
                                         ===========   ==========     ==========    ==========
   Accumulation units                    $12,654,748   $2,804,766     $7,674,548    $9,254,773
   Contracts in payout (annuitization)
      period                                      --           --             --            --
                                         -----------   ----------     ----------    ----------
      Total net assets                   $12,654,748   $2,804,766     $7,674,548    $9,254,773
                                         ===========   ==========     ==========    ==========
Accumulation units outstanding:              963,613      245,321        412,047       387,980
                                         ===========   ==========     ==========    ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)


                                                                   Small &       Small
                                          Mid-Cap       Real       Mid Cap      Company
                                          Growth       Estate       Value        Value    Technology
                                         Portfolio   Portfolio    Portfolio    Portfolio   Portfolio
                                         (Class 3)   (Class 3)    (Class 3)    (Class 3)   (Class 3)
                                        ----------  -----------  -----------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $5,438,398  $10,172,626  $20,283,172  $6,954,490  $1,598,816
Liabilities:                                    --           --           --          --          --
                                        ----------  -----------  -----------  ----------  ----------
Net assets                              $5,438,398  $10,172,626  $20,283,172  $6,954,490  $1,598,816
                                        ==========  ===========  ===========  ==========  ==========
   Accumulation units                   $5,438,398  $10,172,626  $20,283,172  $6,954,490  $1,598,816
   Contracts in payout (annuitization)
      period                                    --           --           --          --          --
                                        ----------  -----------  -----------  ----------  ----------
      Total net assets                  $5,438,398  $10,172,626  $20,283,172  $6,954,490  $1,598,816
                                        ==========  ===========  ===========  ==========  ==========
Accumulation units outstanding:            461,848      552,844    1,080,689     706,486     672,158
                                        ==========  ===========  ===========  ==========  ==========

                                                                Invesco Van
                                                      Total     Kampen V.I.  Invesco Van
                                         Telecom      Return      Capital    Kampen V.I.
                                         Utility       Bond        Growth      Comstock
                                        Portfolio   Portfolio       Fund         Fund
                                        (Class 3)   (Class 3)   (Series II)  (Series II)
                                        ---------  -----------  -----------  -----------
Assets:
   Investments in Trusts, at net
      asset value                        $598,110  $18,716,248   $1,075,228   $9,859,429
Liabilities:                                   --           --           --           --
                                         --------  -----------   ----------   ----------
Net assets                               $598,110  $18,716,248   $1,075,228   $9,859,429
                                         ========  ===========   ==========   ==========
   Accumulation units                    $598,110  $18,716,248   $1,075,228   $9,859,429
   Contracts in payout (annuitization)
      period                                   --           --           --           --
                                         --------  -----------   ----------   ----------
      Total net assets                   $598,110  $18,716,248   $1,075,228   $9,859,429
                                         ========  ===========   ==========   ==========
Accumulation units outstanding:            38,776      867,507       99,273      818,598
                                         ========  ===========   ==========   ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                        Invesco Van                            Government &
                                        Kampen V.I.   Diversified     Equity   High Quality
                                         Growth and  International    Income       Bond        Income
                                        Income Fund     Account      Account     Account      Account
                                        (Series II)    (Class 2)    (Class 2)   (Class 2)    (Class 2)
                                        -----------  -------------  ---------  ------------  ---------
Assets:
   Investments in Trusts, at net
      asset value                       $21,272,406     $476,248     $915,078     $10,904     $304,723
Liabilities:                                     --           --           --          --           --
                                        -----------     --------     --------     -------     --------
Net assets                              $21,272,406     $476,248     $915,078     $10,904     $304,723
                                        ===========     ========     ========     =======     ========
   Accumulation units                   $21,272,406     $476,248     $915,078     $10,904     $304,723
   Contracts in payout (annuitization)
      period                                     --           --           --          --           --
                                        -----------     --------     --------     -------     --------
      Total net assets                  $21,272,406     $476,248     $915,078     $10,904     $304,723
                                        ===========     ========     ========     =======     ========
Accumulation units outstanding:           1,571,696       74,288       99,118       1,425       34,947
                                        ===========     ========     ========     =======     ========


                                         LargeCap    LargeCap    MidCap      Money
                                           Blend      Growth      Blend      Market
                                        Account II   Account     Account    Account
                                         (Class 2)  (Class 2)   (Class 2)  (Class 2)
                                        ----------  ---------  ----------  ---------
Assets:
   Investments in Trusts, at net
      asset value                         $96,483    $44,359   $1,594,264   $205,000
Liabilities:                                   --         --           --         --
                                          -------    -------   ----------   --------
Net assets                                $96,483    $44,359   $1,594,264   $205,000
                                          =======    =======   ==========   ========
   Accumulation units                     $96,483    $44,359   $1,594,264   $205,000
   Contracts in payout (annuitization)
      period                                   --         --           --         --
                                          -------    -------   ----------   --------
      Total net assets                    $96,483    $44,359   $1,594,264   $205,000
                                          =======    =======   ==========   ========
Accumulation units outstanding:            15,251      6,386      157,610     35,128
                                          =======    =======   ==========   ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                          Principal      Real                      SAM           SAM
                                           Capital      Estate       SAM      Conservative  Conservative
                                        Appreciation  Securities   Balanced     Balanced       Growth
                                           Account      Account    Portfolio    Portfolio     Portfolio
                                          (Class 2)    (Class 2)   (Class 2)    (Class 2)     (Class 2)
                                        ------------  ----------  ----------  ------------  ------------
Assets:
   Investments in Trusts, at net
      asset value                         $380,064      $11,504   $9,490,958    $367,503     $1,511,685
Liabilities:                                    --           --           --          --             --
                                          --------      -------   ----------    --------     ----------
Net assets                                $380,064      $11,504   $9,490,958    $367,503     $1,511,685
                                          ========      =======   ==========    ========     ==========
   Accumulation units                     $380,064      $11,504   $9,490,958    $367,503     $1,511,685
   Contracts in payout (annuitization)
      period                                    --           --           --          --             --
                                          --------      -------   ----------    --------     ----------
      Total net assets                    $380,064      $11,504   $9,490,958    $367,503     $1,511,685
                                          ========      =======   ==========    ========     ==========
Accumulation units outstanding:             30,809          663      915,093      45,994        145,807
                                          ========      =======   ==========    ========     ==========

                                           SAM        SAM       Short-
                                         Flexible  Strategic    Term      SmallCap
                                         Income      Growth     Income     Growth
                                        Portfolio  Portfolio   Account   Account II
                                        (Class 2)  (Class 2)  (Class 2)   (Class 2)
                                        ---------  ---------  ---------  ----------
Assets:
   Investments in Trusts, at net
      asset value                        $799,210   $285,182   $43,105     $7,336
Liabilities:                                   --         --        --         --
                                         --------   --------   -------     ------
Net assets                               $799,210   $285,182   $43,105     $7,336
                                         ========   ========   =======     ======
   Accumulation units                    $799,210   $285,182   $43,105     $7,336
   Contracts in payout (annuitization)
      period                                   --         --        --         --
                                         --------   --------   -------     ------
      Total net assets                   $799,210   $285,182   $43,105     $7,336
                                         ========   ========   =======     ======
Accumulation units outstanding:            83,668     25,876     5,895      1,133
                                         ========   ========   =======     ======

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010
                                   (continued)

                                                        Columbia
                                                        Marsico
                                                        Focused
                                        Columbia High   Equities
                                         Yield Fund,     Fund,       Asset       Global
                                           Variable     Variable  Allocation     Growth       Growth
                                            Series       Series      Fund         Fund         Fund
                                          (Class A)    (Class A)  (Class 2)    (Class 2)    (Class 2)
                                        -------------  ---------  ----------  -----------  -----------
Assets:
   Investments in Trusts, at net
      asset value                          $321,620     $573,654  $2,106,807  $10,692,807  $11,489,423
Liabilities:                                     --           --          --           --           --
                                           --------     --------  ----------  -----------  -----------
Net assets                                 $321,620     $573,654  $2,106,807  $10,692,807  $11,489,423
                                           ========     ========  ==========  ===========  ===========
   Accumulation units                      $321,620     $573,654  $2,106,807  $10,692,807  $11,489,423
   Contracts in payout (annuitization)
      period                                     --           --          --           --           --
                                           --------     --------  ----------  -----------  -----------
      Total net assets                     $321,620     $573,654  $2,106,807  $10,692,807  $11,489,423
                                           ========     ========  ==========  ===========  ===========
Accumulation units outstanding:              17,492       50,384     125,672      460,508      577,056
                                           ========     ========  ==========  ===========  ===========




                                                                              MTB Managed
                                          Growth-     Growth and    Mid Cap    Allocation
                                           Income       Income       Value       Fund -
                                            Fund      Portfolio    Portfolio    Moderate
                                         (Class 2)    (Class VC)  (Class VC)   Growth II
                                        -----------  -----------  ----------  -----------
Assets:
   Investments in Trusts, at net
      asset value                       $12,783,276  $11,488,810   $202,710     $117,510
Liabilities:                                     --           --         --           --
                                        -----------  -----------   --------     --------
Net assets                              $12,783,276  $11,488,810   $202,710     $117,510
                                        ===========  ===========   ========     ========
   Accumulation units                   $12,783,276  $11,488,810   $202,710     $117,510
   Contracts in payout (annuitization)
      period                                     --           --         --           --
                                        -----------  -----------   --------     --------
      Total net assets                  $12,783,276  $11,488,810   $202,710     $117,510
                                        ===========  ===========   ========     ========
Accumulation units outstanding:             771,857      991,030     13,916       12,029
                                        ===========  ===========   ========     ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010
                                   (continued)

                                                      Franklin
                                                    Templeton VIP
                                         Franklin     Founding                                         Allocation
                                          Income        Funds      Allocation  Allocation  Allocation   Moderate      Real
                                        Securities    Allocation    Balanced     Growth     Moderate     Growth      Return
                                           Fund          Fund       Portfolio   Portfolio   Portfolio   Portfolio   Portfolio
                                         (Class 2)    (Class 2)     (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)
                                        ----------  -------------  ----------  ----------  ----------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $2,942,495    $2,983,855   $1,708,086   $207,442   $1,629,705   $980,010   $2,763,425
Liabilities:                                    --            --           --         --           --         --           --
                                        ----------    ----------   ----------   --------   ----------   --------   ----------
Net assets                              $2,942,495    $2,983,855   $1,708,086   $207,442   $1,629,705   $980,010   $2,763,425
                                        ==========    ==========   ==========   ========   ==========   ========   ==========
   Accumulation units                   $2,942,495    $2,983,855   $1,708,086   $207,442   $1,629,705   $980,010   $2,763,425
   Contracts in payout (annuitization)
      period                                    --            --           --         --           --         --           --
                                        ----------    ----------   ----------   --------   ----------   --------   ----------
      Total net assets                  $2,942,495    $2,983,855   $1,708,086   $207,442   $1,629,705   $980,010   $2,763,425
                                        ==========    ==========   ==========   ========   ==========   ========   ==========
Accumulation units outstanding:            282,085       323,878      148,850     18,629      142,836     88,273      242,390
                                        ==========    ==========   ==========   ========   ==========   ========   ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                                       Contracts                     Contracts
                                                      With Total                    With Total
                                                       Expenses         0.85         Expenses         1.15
                                                          of         Unit value         of         Unit value
                                                     Accumulation        of        Accumulation        of
                                                         units      accumulation       units      accumulation
Variable Accounts                                     outstanding       units       outstanding      units
-----------------                                    ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                      --        $   --             --         $   --
   Capital Appreciation Portfolio (Class 1)                  --            --             --             --
   Government and Quality Bond Portfolio (Class 1)           --            --             --             --
   Growth Portfolio (Class 1)                                --            --             --             --
   Natural Resources Portfolio (Class 1)                     --            --             --             --
   Asset Allocation Portfolio (Class 3)                   5,456         15.32             --             --
   Capital Appreciation Portfolio (Class 3)              87,158         17.24            913          13.20
   Government and Quality Bond Portfolio (Class 3)       70,111         15.93          1,215          11.66
   Growth Portfolio (Class 3)                             4,523         12.51             --             --
   Natural Resources Portfolio (Class 3)                  8,553         12.36             --             --
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                     --        $   --             --         $   --
   Alliance Growth Portfolio (Class 1)                       --            --             --             --
   Balanced Portfolio (Class 1)                              --            --             --             --
   Blue Chip Growth Portfolio (Class 1)                      --            --             --             --
   Capital Growth Portfolio (Class 1)                        --            --             --             --
   Cash Management Portfolio (Class 1)                       --            --             --             --
   Corporate Bond Portfolio (Class 1)                        --            --             --             --
   Davis Venture Value Portfolio (Class 1)                   --            --             --             --
   "Dogs" of Wall Street Portfolio (Class 1)                 --            --             --             --
   Emerging Markets Portfolio (Class 1)                      --            --             --             --
   Equity Opportunities Portfolio (Class 1)                  --            --             --             --
   Fundamental Growth Portfolio (Class 1)                    --            --             --             --
   Global Bond Portfolio (Class 1)                           --            --             --             --
   Global Equities Portfolio (Class 1)                       --            --             --             --
   Growth Opportunities Portfolio (Class 1)                  --            --             --             --
   Growth-Income Portfolio (Class 1)                         --            --             --             --
   High-Yield Bond Portfolio (Class 1)                       --            --             --             --
   International Diversified Equities Portfolio
      (Class 1)                                              --            --             --             --
   International Growth and Income Portfolio
      (Class 1)                                              --            --             --             --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                              --            --             --             --
   MFS Total Return Portfolio (Class 1)                      --            --             --             --
   Mid-Cap Growth Portfolio (Class 1)                        --            --             --             --
   Real Estate Portfolio (Class 1)                           --            --             --             --
   Technology Portfolio (Class 1)                            --            --             --             --
   Telecom Utility Portfolio (Class 1)                       --            --             --             --
   Total Return Bond Portfolio (Class 1)                     --            --             --             --
   Aggressive Growth Portfolio (Class 3)                    144          8.33             --             --
   Alliance Growth Portfolio (Class 3)                   12,839          8.27             --             --
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                              --            --             --             --
   American Funds Global Growth SAST Portfolio
      (Class 3)                                              --            --          3,144          11.50
   American Funds Growth SAST Portfolio (Class 3)            --            --          1,158          10.41
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                              --            --            428           9.66
   Balanced Portfolio (Class 3)                              --         10.10             --             --
   Blue Chip Growth Portfolio (Class 3)                   6,308          6.26            762          10.86
   Capital Growth Portfolio (Class 3)                     5,588          7.78             --             --
   Cash Management Portfolio (Class 3)                   17,233         11.62             --             --
   Corporate Bond Portfolio (Class 3)                    76,811         19.94          1,583          13.73
   Davis Venture Value Portfolio (Class 3)               53,711         14.62          1,640          10.08
   "Dogs" of Wall Street Portfolio (Class 3)              1,457         14.95             --             --
   Emerging Markets Portfolio (Class 3)                   8,515         29.47            525          14.42
   Equity Opportunities Portfolio (Class 3)               5,186         12.21             --             --
   Foreign Value Portfolio (Class 3)                     61,934          9.74          4,125           9.68
   Fundamental Growth Portfolio (Class 3)                 7,314          7.16             --             --
   Global Bond Portfolio (Class 3)                       36,544         17.23             82          12.86
   Global Equities Portfolio (Class 3)                       --          9.74             --             --
   Growth Opportunities Portfolio (Class 3)              29,642          6.21          1,662          11.81
   Growth-Income Portfolio (Class 3)                      1,815          8.98             --             --
   High-Yield Bond Portfolio (Class 3)                   28,470         16.09            127          11.13
   International Diversified Equities Portfolio
      (Class 3)                                           9,774          9.18             --             --
   International Growth and Income Portfolio
      (Class 3)                                          49,833         11.51             --             --
   Marsico Focused Growth Portfolio (Class 3)             3,953         10.25            694          10.90
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                          23,671         11.06          2,243          10.75
   MFS Total Return Portfolio (Class 3)                  69,900         16.19             --             --
   Mid-Cap Growth Portfolio (Class 3)                     8,926         10.05            645          12.27
   Real Estate Portfolio (Class 3)                        9,144         27.38          2,005           7.90
   Small & Mid Cap Value Portfolio (Class 3)             43,927         11.81          1,977          12.37
   Small Company Value Portfolio (Class 3)               41,750         10.07          1,819          10.79
   Technology Portfolio (Class 3)                            --          2.42             --             --
   Telecom Utility Portfolio (Class 3)                       --            --             --             --
   Total Return Bond Portfolio (Class 3)                 42,041         18.57          2,694          13.07
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund           10,427         11.39             --             --
   Invesco Van Kampen V.I. Comstock Fund                 96,247        $13.17          2,494         $ 9.67
   Invesco Van Kampen V.I. Growth and Income Fund       101,733         14.96          2,841          10.07
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                         --        $   --             --         $   --
   Equity Income Account                                     --            --             --             --
   Government & High Quality Bond Account                    --            --             --             --
   Income Account                                            --            --             --             --
   LargeCap Blend Account II                                 --            --             --             --
   LargeCap Growth Account                                   --            --             --             --
   MidCap Blend Account                                      --            --             --             --
   Money Market Account                                      --            --             --             --
   Principal Capital Appreciation Account                    --            --             --             --
   Real Estate Securities Account                            --            --             --             --
   SAM Balanced Portfolio                                    --            --             --             --
   SAM Conservative Balanced Portfolio                       --            --             --             --
   SAM Conservative Growth Portfolio                         --            --             --             --
   SAM Flexible Income Portfolio                             --            --             --             --
   SAM Strategic Growth Portfolio                            --            --             --             --
   Short-Term Income Account                                 --            --             --             --
   SmallCap Growth Account II                                --            --             --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I
   (Class A):
   Columbia High Yield Fund, Variable Series                 --        $   --             --         $   --
   Columbia Marsico Focused Equities Fund,
      Variable Series                                        --            --             --             --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                125,672        $16.76             --         $   --
   Global Growth Fund                                    90,878         24.32             --             --
   Growth Fund                                           90,902         20.91             --             --
   Growth-Income Fund                                   162,860         17.33             --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                           45,832        $12.59          1,256         $ 9.31
   Mid Cap Value Portfolio                               13,916         14.57             --             --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate
      Growth II                                              --        $   --             --         $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
   TRUST (Class 2):
   Franklin Income Securities Fund                       25,083        $10.63          2,050         $10.56
   Franklin Templeton VIP Founding Funds
      Allocation Fund                                    32,544          9.40             --             --
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                             --        $   --             --         $   --
   Allocation Growth Portfolio                               --            --             --             --
   Allocation Moderate Portfolio                             --            --             --             --
   Allocation Moderate Growth Portfolio                      --            --          3,437          11.34
   Real Return Portfolio                                  1,968         11.64          1,697          11.62

                                                       Contracts                     Contracts
                                                      With Total                    With Total
                                                       Expenses          1.3         Expenses          1.4
                                                          of         Unit value         of         Unit value
                                                     Accumulation        of        Accumulation        of
                                                         units      accumulation       units      accumulation
Variable Accounts                                     outstanding       units       outstanding       units
-----------------                                    ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                      --        $   --             --         $   --
   Capital Appreciation Portfolio (Class 1)                  --            --             --             --
   Government and Quality Bond Portfolio (Class 1)           --            --             --             --
   Growth Portfolio (Class 1)                                --            --             --             --
   Natural Resources Portfolio (Class 1)                     --            --             --             --
   Asset Allocation Portfolio (Class 3)                      12         11.55             --             --
   Capital Appreciation Portfolio (Class 3)              20,205         13.03          1,536          13.04
   Government and Quality Bond Portfolio (Class 3)       46,535         11.51          2,485          11.54
   Growth Portfolio (Class 3)                                14         10.55             --             --
   Natural Resources Portfolio (Class 3)                  3,402         12.69             --             --
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                     --        $   --             --         $   --
   Alliance Growth Portfolio (Class 1)                       --            --             --             --
   Balanced Portfolio (Class 1)                              --            --             --             --
   Blue Chip Growth Portfolio (Class 1)                      --            --             --             --
   Capital Growth Portfolio (Class 1)                        --            --             --             --
   Cash Management Portfolio (Class 1)                       --            --             --             --
   Corporate Bond Portfolio (Class 1)                        --            --             --             --
   Davis Venture Value Portfolio (Class 1)                   --            --             --             --
   "Dogs" of Wall Street Portfolio (Class 1)                 --            --             --             --
   Emerging Markets Portfolio (Class 1)                      --            --             --             --
   Equity Opportunities Portfolio (Class 1)                  --            --             --             --
   Fundamental Growth Portfolio (Class 1)                    --            --             --             --
   Global Bond Portfolio (Class 1)                           --            --             --             --
   Global Equities Portfolio (Class 1)                       --            --             --             --
   Growth Opportunities Portfolio (Class 1)                  --            --             --             --
   Growth-Income Portfolio (Class 1)                         --            --             --             --
   High-Yield Bond Portfolio (Class 1)                       --            --             --             --
   International Diversified Equities Portfolio
      (Class 1)                                              --            --             --             --
   International Growth and Income Portfolio
      (Class 1)                                              --            --             --             --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                              --            --             --             --
   MFS Total Return Portfolio (Class 1)                      --            --             --             --
   Mid-Cap Growth Portfolio (Class 1)                        --            --             --             --
   Real Estate Portfolio (Class 1)                           --            --             --             --
   Technology Portfolio (Class 1)                            --            --             --             --
   Telecom Utility Portfolio (Class 1)                       --            --             --             --
   Total Return Bond Portfolio (Class 1)                     --            --             --             --
   Aggressive Growth Portfolio (Class 3)                  2,261          8.43             --             --
   Alliance Growth Portfolio (Class 3)                    1,443         10.59             --             --
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                           6,647         10.22             --             --
   American Funds Global Growth SAST Portfolio
      (Class 3)                                          75,937         11.36          5,282          11.38
   American Funds Growth SAST Portfolio (Class 3)        32,367         10.29          1,737          10.30
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                          28,696          9.54            724           9.55
   Balanced Portfolio (Class 3)                              13         10.79             --             --
   Blue Chip Growth Portfolio (Class 3)                  16,662         10.67          1,290          10.72
   Capital Growth Portfolio (Class 3)                        15          9.82             --             --
   Cash Management Portfolio (Class 3)                      234          9.97             --             --
   Corporate Bond Portfolio (Class 3)                    50,478         13.56          3,025          13.58
   Davis Venture Value Portfolio (Class 3)               45,331          9.96          2,776           9.97
   "Dogs" of Wall Street Portfolio (Class 3)              2,212         10.47             --             --
   Emerging Markets Portfolio (Class 3)                   8,581         14.24            568          14.27
   Equity Opportunities Portfolio (Class 3)                  15          9.78             --             --
   Foreign Value Portfolio (Class 3)                     80,826          9.56          6,709           9.57
   Fundamental Growth Portfolio (Class 3)                   321         10.50             --             --
   Global Bond Portfolio (Class 3)                       20,018         12.70            508          12.71
   Global Equities Portfolio (Class 3)                    2,651          9.73             --             --
   Growth Opportunities Portfolio (Class 3)              23,190         11.66          2,407          11.68
   Growth-Income Portfolio (Class 3)                        511          9.03             --             --
   High-Yield Bond Portfolio (Class 3)                   14,276         10.97            263          11.01
   International Diversified Equities Portfolio
      (Class 3)                                           3,015         10.05             --             --
   International Growth and Income Portfolio
      (Class 3)                                             271          8.26             --             --
   Marsico Focused Growth Portfolio (Class 3)             8,499         10.78            951          10.78
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                          47,051         10.65          3,569          10.63
   MFS Total Return Portfolio (Class 3)                   9,987         10.57             --             --
   Mid-Cap Growth Portfolio (Class 3)                     7,722         12.13            902          12.16
   Real Estate Portfolio (Class 3)                       34,505          7.79          3,085           7.81
   Small & Mid Cap Value Portfolio (Class 3)             45,875         12.22          3,330          12.25
   Small Company Value Portfolio (Class 3)               26,158         10.65          2,634          10.68
   Technology Portfolio (Class 3)                           150         10.81             --             --
   Telecom Utility Portfolio (Class 3)                    2,370         11.91             --             --
   Total Return Bond Portfolio (Class 3)                114,728         12.81          5,295          12.90
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund               14         11.86             --             --
   Invesco Van Kampen V.I. Comstock Fund                 45,158        $ 9.55          3,970         $ 9.56
   Invesco Van Kampen V.I. Growth and Income Fund        55,306          9.94          4,577           9.96
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                         --        $   --             --         $   --
   Equity Income Account                                     --            --             --             --
   Government & High Quality Bond Account                    --            --             --             --
   Income Account                                            --            --             --             --
   LargeCap Blend Account II                                 --            --             --             --
   LargeCap Growth Account                                   --            --             --             --
   MidCap Blend Account                                      --            --             --             --
   Money Market Account                                      --            --             --             --
   Principal Capital Appreciation Account                    --            --             --             --
   Real Estate Securities Account                            --            --             --             --
   SAM Balanced Portfolio                                    --            --             --             --
   SAM Conservative Balanced Portfolio                       --            --             --             --
   SAM Conservative Growth Portfolio                         --            --             --             --
   SAM Flexible Income Portfolio                             --            --             --             --
   SAM Strategic Growth Portfolio                            --            --             --             --
   Short-Term Income Account                                 --            --             --             --
   SmallCap Growth Account II                                --            --             --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I
   (Class A):
   Columbia High Yield Fund, Variable Series                 --        $   --             --         $   --
   Columbia Marsico Focused Equities Fund,
      Variable Series                                        --            --             --             --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                     --        $   --             --         $   --
   Global Growth Fund                                        --            --             --             --
   Growth Fund                                               --            --             --             --
   Growth-Income Fund                                        --            --             --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                           27,846        $ 9.17          1,868         $ 9.19
   Mid Cap Value Portfolio                                   --            --             --             --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate
      Growth II                                              --        $   --             --         $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
   TRUST (Class 2):
   Franklin Income Securities Fund                        5,474        $10.51             --         $   --
   Franklin Templeton VIP Founding Funds
      Allocation Fund                                       206          9.28             --             --
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                         84,794        $11.48         14,174         $11.55
   Allocation Growth Portfolio                              447         11.17             --             --
   Allocation Moderate Portfolio                         69,284         11.43             --             --
   Allocation Moderate Growth Portfolio                  19,595         11.16             --             --
   Real Return Portfolio                                 66,712         11.43          3,904          11.51

(1)  Offered in FSA Polaris, FSA Polaris II, FSA Advisor, and FSA Polaris
     Choice.

(2)  Offered in FSA Polaris Choice III.

(3)  Offered in FSA Diversify Strategies III.

(4)  Offered in FSA Polaris Preferred Solution and FSA Polaris Platinum III.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                                          Contracts                     Contracts
                                                         With Total                    With Total
                                                          Expenses        1.52(1)       Expenses        1.52(2)
                                                             of            Unit            of            Unit
                                                        Accumulation     value of     Accumulation     value of
                                                            units      accumulation       units      accumulation
Variable Accounts                                        outstanding       units       outstanding       units
-----------------                                       ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                    167,038        $27.67              --        $   --
   Capital Appreciation Portfolio (Class 1)                208,358         52.43              --            --
   Government and Quality Bond Portfolio (Class 1)         335,382         19.94              --            --
   Growth Portfolio (Class 1)                              158,514         33.48              --            --
   Natural Resources Portfolio (Class 1)                    81,131         59.04              --            --
   Asset Allocation Portfolio (Class 3)                     90,323         27.03           2,768         27.03
   Capital Appreciation Portfolio (Class 3)                239,114         51.41          26,494         51.41
   Government and Quality Bond Portfolio (Class 3)         943,690         19.51         169,589         19.51
   Growth Portfolio (Class 3)                              171,562         32.81          17,040         32.81
   Natural Resources Portfolio (Class 3)                    66,833         57.79          10,506         57.79
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                   149,133        $13.29              --        $   --
   Alliance Growth Portfolio (Class 1)                     321,763         32.94              --            --
   Balanced Portfolio (Class 1)                            219,622         16.72              --            --
   Blue Chip Growth Portfolio (Class 1)                    127,188          6.41              --            --
   Capital Growth Portfolio (Class 1)                       59,148          7.51              --            --
   Cash Management Portfolio (Class 1)                     335,271         13.30              --            --
   Corporate Bond Portfolio (Class 1)                      197,070         23.88              --            --
   Davis Venture Value Portfolio (Class 1)                 535,366         35.94              --            --
   "Dogs" of Wall Street Portfolio (Class 1)               101,592         12.42              --            --
   Emerging Markets Portfolio (Class 1)                    175,647         23.24              --            --
   Equity Opportunities Portfolio (Class 1)                142,356         18.70              --            --
   Fundamental Growth Portfolio (Class 1)                  159,810         18.09              --            --
   Global Bond Portfolio (Class 1)                         108,917         22.78              --            --
   Global Equities Portfolio (Class 1)                     113,022         21.20              --            --
   Growth Opportunities Portfolio (Class 1)                 81,488          6.12              --            --
   Growth-Income Portfolio (Class 1)                       279,243         27.02              --            --
   High-Yield Bond Portfolio (Class 1)                     222,731         22.20              --            --
   International Diversified Equities Portfolio
      (Class 1)                                            239,473         13.41              --            --
   International Growth and Income Portfolio
      (Class 1)                                            213,130         14.12              --            --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                            147,097         23.27              --            --
   MFS Total Return Portfolio (Class 1)                    269,183         28.02              --            --
   Mid-Cap Growth Portfolio (Class 1)                      217,968         12.13              --            --
   Real Estate Portfolio (Class 1)                          91,472         22.22              --            --
   Technology Portfolio (Class 1)                          122,750          2.44              --            --
   Telecom Utility Portfolio (Class 1)                      63,117         16.22              --            --
   Total Return Bond Portfolio (Class 1)                   100,163         26.51              --            --
   Aggressive Growth Portfolio (Class 3)                    37,068         12.97          45,976         12.97
   Alliance Growth Portfolio (Class 3)                     178,859         32.10          17,936         32.10
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                             68,685         10.21          97,533         10.21
   American Funds Global Growth SAST Portfolio
      (Class 3)                                            290,420         11.24         183,298         11.24
   American Funds Growth SAST Portfolio (Class 3)          329,761         10.30         171,351         10.30
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                            444,854          9.34         188,775          9.34
   Balanced Portfolio (Class 3)                             56,936         16.35             539         16.35
   Blue Chip Growth Portfolio (Class 3)                    164,630          6.28          69,303          6.28
   Capital Growth Portfolio (Class 3)                      192,810          7.33          73,570          7.33
   Cash Management Portfolio (Class 3)                     478,963         13.02          59,691         13.02
   Corporate Bond Portfolio (Class 3)                      528,511         23.28         133,632         23.28
   Davis Venture Value Portfolio (Class 3)                 411,450         35.14          62,750         35.14
   "Dogs" of Wall Street Portfolio (Class 3)                53,859         12.15          20,680         12.15
   Emerging Markets Portfolio (Class 3)                    172,525         22.71          60,595         22.71
   Equity Opportunities Portfolio (Class 3)                 61,432         18.29           3,221         18.29
   Foreign Value Portfolio (Class 3)                       640,843         16.87         124,269         16.87
   Fundamental Growth Portfolio (Class 3)                  123,975         17.68          52,108         17.68
   Global Bond Portfolio (Class 3)                         140,617         22.29          47,586         22.29
   Global Equities Portfolio (Class 3)                      49,628         20.70          24,201         20.70
   Growth Opportunities Portfolio (Class 3)                357,508          5.98         148,117          5.98
   Growth-Income Portfolio (Class 3)                        16,586         26.40           6,342         26.40
   High-Yield Bond Portfolio (Class 3)                     115,441         21.72          16,469         21.72
   International Diversified Equities Portfolio
      (Class 3)                                            595,203         13.14          96,460         13.14
   International Growth and Income Portfolio
      (Class 3)                                            470,795         13.78         159,389         13.78
   Marsico Focused Growth Portfolio (Class 3)              127,096         11.59          45,495         11.59
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                            146,516         22.79          46,728         22.79
   MFS Total Return Portfolio (Class 3)                    227,661         27.42          17,722         27.42
   Mid-Cap Growth Portfolio (Class 3)                      253,146         11.86          44,806         11.86
   Real Estate Portfolio (Class 3)                         205,009         21.74          70,105         21.74
   Small & Mid Cap Value Portfolio (Class 3)               451,570         20.30         150,480         20.30
   Small Company Value Portfolio (Class 3)                 282,506          9.76         120,969          9.76
   Technology Portfolio (Class 3)                          396,295          2.38         113,409          2.38
   Telecom Utility Portfolio (Class 3)                      22,878         15.89           9,087         15.89
   Total Return Bond Portfolio (Class 3)                   239,799         25.96         155,473         25.96
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund              27,051         10.91           9,908         10.79
   Invesco Van Kampen V.I. Comstock Fund                   323,513        $12.48         103,277        $12.40
   Invesco Van Kampen V.I. Growth and Income Fund          795,972         13.97         188,657         14.02
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                            --        $   --              --        $   --
   Equity Income Account                                        --            --              --            --
   Government & High Quality Bond Account                       --            --              --            --
   Income Account                                               --            --              --            --
   LargeCap Blend Account II                                    --            --              --            --
   LargeCap Growth Account                                      --            --              --            --
   MidCap Blend Account                                         --            --              --            --
   Money Market Account                                         --            --              --            --
   Principal Capital Appreciation Account                       --            --              --            --
   Real Estate Securities Account                               --            --              --            --
   SAM Balanced Portfolio                                    8,299         10.51          35,638         10.51
   SAM Conservative Balanced Portfolio                          --            --              --            --
   SAM Conservative Growth Portfolio                            --            --              --            --
   SAM Flexible Income Portfolio                                --            --              --            --
   SAM Strategic Growth Portfolio                               --            --              --            --
   Short-Term Income Account                                    --            --              --            --
   SmallCap Growth Account II                                   --            --              --            --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                 5,385        $18.48           5,530        $18.55
   Columbia Marsico Focused Equities Fund, Variable
      Series                                                21,625         11.47           9,473         11.42
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                        --        $   --              --        $   --
   Global Growth Fund                                      305,819         23.01              --            --
   Growth Fund                                             388,984         19.79              --            --
   Growth-Income Fund                                      512,673         16.40              --            --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                             510,029        $11.89         147,173        $11.89
   Mid Cap Value Portfolio                                      --            --              --            --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II         12,029        $ 9.77              --        $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   (Class 2):
   Franklin Income Securities Fund                         126,539        $10.43          31,602        $10.43
   Franklin Templeton VIP Founding Funds Allocation
      Fund                                                 147,393          9.22          50,040          9.22
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                                --        $   --          16,398        $11.46
   Allocation Growth Portfolio                                  --            --          17,007         11.14
   Allocation Moderate Portfolio                                --            --          54,975         11.40
   Allocation Moderate Growth Portfolio                         --            --           9,062         11.13
   Real Return Portfolio                                     6,772         11.40          41,066         11.40

                                                          Contracts                     Contracts
                                                         With Total                    With Total
                                                          Expenses        1.55(3)       Expenses        1.55(4)
                                                             of            Unit            of            Unit
                                                        Accumulation     value of     Accumulation     value of
                                                           units       accumulation      units       accumulation
Variable Accounts                                        outstanding       units       outstanding       units
-----------------                                       ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                         --        $   --             --         $   --
   Capital Appreciation Portfolio (Class 1)                     --            --             --             --
   Government and Quality Bond Portfolio (Class 1)              --            --             --             --
   Growth Portfolio (Class 1)                                   --            --             --             --
   Natural Resources Portfolio (Class 1)                        --            --             --             --
   Asset Allocation Portfolio (Class 3)                         --            --          1,610          11.47
   Capital Appreciation Portfolio (Class 3)                  5,750         52.35         14,561          12.96
   Government and Quality Bond Portfolio (Class 3)              --            --         21,729          11.46
   Growth Portfolio (Class 3)                                   --            --             --             --
   Natural Resources Portfolio (Class 3)                        --            --            407          12.61
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                        --        $   --             --         $   --
   Alliance Growth Portfolio (Class 1)                          --            --             --             --
   Balanced Portfolio (Class 1)                                 --            --             --             --
   Blue Chip Growth Portfolio (Class 1)                         --            --             --             --
   Capital Growth Portfolio (Class 1)                           --            --             --             --
   Cash Management Portfolio (Class 1)                          --            --             --             --
   Corporate Bond Portfolio (Class 1)                           --            --             --             --
   Davis Venture Value Portfolio (Class 1)                      --            --             --             --
   "Dogs" of Wall Street Portfolio (Class 1)                    --            --             --             --
   Emerging Markets Portfolio (Class 1)                         --            --             --             --
   Equity Opportunities Portfolio (Class 1)                     --            --             --             --
   Fundamental Growth Portfolio (Class 1)                       --            --             --             --
   Global Bond Portfolio (Class 1)                              --            --             --             --
   Global Equities Portfolio (Class 1)                          --            --             --             --
   Growth Opportunities Portfolio (Class 1)                     --            --             --             --
   Growth-Income Portfolio (Class 1)                            --            --             --             --
   High-Yield Bond Portfolio (Class 1)                          --            --             --             --
   International Diversified Equities Portfolio
      (Class 1)                                                 --            --             --             --
   International Growth and Income Portfolio
      (Class 1)                                                 --            --             --             --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                                 --            --             --             --
   MFS Total Return Portfolio (Class 1)                         --            --             --             --
   Mid-Cap Growth Portfolio (Class 1)                           --            --             --             --
   Real Estate Portfolio (Class 1)                              --            --             --             --
   Technology Portfolio (Class 1)                               --            --             --             --
   Telecom Utility Portfolio (Class 1)                          --            --             --             --
   Total Return Bond Portfolio (Class 1)                        --            --             --             --
   Aggressive Growth Portfolio (Class 3)                        --            --            695           8.37
   Alliance Growth Portfolio (Class 3)                       1,590         32.11             --             --
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                                 --            --          1,816          10.17
   American Funds Global Growth SAST Portfolio
      (Class 3)                                                 --            --         37,282          11.31
   American Funds Growth SAST Portfolio (Class 3)               --            --         25,955          10.24
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                                 --            --          9,755           9.49
   Balanced Portfolio (Class 3)                                 --            --          2,768          10.74
   Blue Chip Growth Portfolio (Class 3)                         --            --          9,189          10.62
   Capital Growth Portfolio (Class 3)                           --            --             --             --
   Cash Management Portfolio (Class 3)                          --            --          9,962           9.92
   Corporate Bond Portfolio (Class 3)                           --            --         23,784          13.49
   Davis Venture Value Portfolio (Class 3)                      --            --         31,105           9.91
   "Dogs" of Wall Street Portfolio (Class 3)                    --            --            319          10.38
   Emerging Markets Portfolio (Class 3)                         --            --          4,039          14.18
   Equity Opportunities Portfolio (Class 3)                     --            --             --             --
   Foreign Value Portfolio (Class 3)                            --            --         50,838           9.52
   Fundamental Growth Portfolio (Class 3)                       --            --            249          10.43
   Global Bond Portfolio (Class 3)                              --            --          6,623          12.64
   Global Equities Portfolio (Class 3)                       1,487         20.87          1,092           9.67
   Growth Opportunities Portfolio (Class 3)                     --            --         15,045          11.61
   Growth-Income Portfolio (Class 3)                            --            --             69           8.98
   High-Yield Bond Portfolio (Class 3)                          --            --          2,699          10.91
   International Diversified Equities Portfolio
      (Class 3)                                                 --            --             --             --
   International Growth and Income Portfolio
      (Class 3)                                                 --            --          6,417           8.21
   Marsico Focused Growth Portfolio (Class 3)                   --            --          7,433          10.73
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                                 --            --         24,002          10.60
   MFS Total Return Portfolio (Class 3)                         --            --          5,350          10.53
   Mid-Cap Growth Portfolio (Class 3)                        9,488         11.87          4,809          12.07
   Real Estate Portfolio (Class 3)                              --            --         21,778           7.76
   Small & Mid Cap Value Portfolio (Class 3)                    --            --         25,746          12.17
   Small Company Value Portfolio (Class 3)                      --            --         16,185          10.60
   Technology Portfolio (Class 3)                              459          2.38            407          10.76
   Telecom Utility Portfolio (Class 3)                          --            --            440          11.78
   Total Return Bond Portfolio (Class 3)                        --            --         51,862          12.76
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund                  --            --             --             --
   Invesco Van Kampen V.I. Comstock Fund                     4,709        $12.42         26,972         $ 9.50
   Invesco Van Kampen V.I. Growth and Income Fund               --            --         31,257           9.89
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                        61,319        $ 6.43             --         $   --
   Equity Income Account                                    61,950          9.28             --             --
   Government & High Quality Bond Account                    1,188          7.67             --             --
   Income Account                                           20,973          8.76             --             --
   LargeCap Blend Account II                                12,444          6.34             --             --
   LargeCap Growth Account                                   4,037          6.98             --             --
   MidCap Blend Account                                     39,234         10.19             --             --
   Money Market Account                                     14,548          5.89             --             --
   Principal Capital Appreciation Account                   16,629         12.41             --             --
   Real Estate Securities Account                                9         17.73             --             --
   SAM Balanced Portfolio                                  305,124         10.48             --             --
   SAM Conservative Balanced Portfolio                      18,694          7.85             --             --
   SAM Conservative Growth Portfolio                        59,829         10.44             --             --
   SAM Flexible Income Portfolio                            57,231          9.16             --             --
   SAM Strategic Growth Portfolio                           21,301         11.05             --             --
   Short-Term Income Account                                 5,880          7.31             --             --
   SmallCap Growth Account II                                1,108          6.48             --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                    --        $   --             --         $   --
   Columbia Marsico Focused Equities Fund, Variable
      Series                                                    --            --             --             --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                        --        $   --             --         $   --
   Global Growth Fund                                           --            --             --             --
   Growth Fund                                                  --            --             --             --
   Growth-Income Fund                                           --            --             --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                  --        $   --         11,987         $ 9.13
   Mid Cap Value Portfolio                                      --            --             --             --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II             --        $   --             --         $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   (Class 2):
   Franklin Income Securities Fund                              --        $   --         11,085         $10.46
   Franklin Templeton VIP Founding Funds Allocation
      Fund                                                      --            --          3,149           9.22
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                                --        $   --         25,299         $11.45
   Allocation Growth Portfolio                                  --            --             --             --
   Allocation Moderate Portfolio                                --            --         14,422          11.40
   Allocation Moderate Growth Portfolio                         --            --          6,668          11.12
   Real Return Portfolio                                        --            --         27,059          11.40

(1)  Offered in FSA Polaris, FSA Polaris II, FSA Advisor, and FSA Polaris
     Choice.

(2)  Offered in FSA Polaris Choice III.

(3)  Offered in FSA Diversify Strategies III.

(4)  Offered in FSA Polaris Preferred Solution and FSA Polaris Platinum III.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010
                                   (continued)

                                                          Contracts                     Contracts
                                                         With Total                    With Total
                                                          Expenses         1.65         Expenses         1.70
                                                             of         Unit value         of         Unit value
                                                        Accumulation        of        Accumulation        of
                                                            units      accumulation       units      accumulation
Variable Accounts                                        outstanding       units       outstanding       units
-----------------                                       ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                        --         $   --              --        $   --
   Capital Appreciation Portfolio (Class 1)                    --             --              --            --
   Government and Quality Bond Portfolio (Class 1)             --             --              --            --
   Growth Portfolio (Class 1)                                  --             --              --            --
   Natural Resources Portfolio (Class 1)                       --             --              --            --
   Asset Allocation Portfolio (Class 3)                        --             --              --            --
   Capital Appreciation Portfolio (Class 3)                 4,227          12.87             180         51.00
   Government and Quality Bond Portfolio (Class 3)         16,193          11.40              --            --
   Growth Portfolio (Class 3)                               2,820          10.43              --            --
   Natural Resources Portfolio (Class 3)                      793          12.49              --            --
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                       --         $   --              --        $   --
   Alliance Growth Portfolio (Class 1)                         --             --              --            --
   Balanced Portfolio (Class 1)                                --             --              --            --
   Blue Chip Growth Portfolio (Class 1)                        --             --              --            --
   Capital Growth Portfolio (Class 1)                          --             --              --            --
   Cash Management Portfolio (Class 1)                         --             --              --            --
   Corporate Bond Portfolio (Class 1)                          --             --              --            --
   Davis Venture Value Portfolio (Class 1)                     --             --              --            --
   "Dogs" of Wall Street Portfolio (Class 1)                   --             --              --            --
   Emerging Markets Portfolio (Class 1)                        --             --              --            --
   Equity Opportunities Portfolio (Class 1)                    --             --              --            --
   Fundamental Growth Portfolio (Class 1)                      --             --              --            --
   Global Bond Portfolio (Class 1)                             --             --              --            --
   Global Equities Portfolio (Class 1)                         --             --              --            --
   Growth Opportunities Portfolio (Class 1)                    --             --              --            --
   Growth-Income Portfolio (Class 1)                           --             --              --            --
   High-Yield Bond Portfolio (Class 1)                         --             --              --            --
   International Diversified Equities Portfolio
      (Class 1)                                                --             --              --            --
   International Growth and Income Portfolio
      (Class 1)                                                --             --              --            --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                                --             --              --            --
   MFS Total Return Portfolio (Class 1)                        --             --              --            --
   Mid-Cap Growth Portfolio (Class 1)                          --             --              --            --
   Real Estate Portfolio (Class 1)                             --             --              --            --
   Technology Portfolio (Class 1)                              --             --              --            --
   Telecom Utility Portfolio (Class 1)                         --             --              --            --
   Total Return Bond Portfolio (Class 1)                       --             --              --            --
   Aggressive Growth Portfolio (Class 3)                       --             --              --            --
   Alliance Growth Portfolio (Class 3)                         --             --             719         31.45
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                             2,324          10.13              --            --
   American Funds Global Growth SAST Portfolio
      (Class 3)                                            12,945          11.25              --            --
   American Funds Growth SAST Portfolio (Class 3)           6,737          10.19              --            --
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                             6,367           9.46              --            --
   Balanced Portfolio (Class 3)                               768          10.64              --            --
   Blue Chip Growth Portfolio (Class 3)                     2,610          10.58              --            --
   Capital Growth Portfolio (Class 3)                       3,079           9.68              --            --
   Cash Management Portfolio (Class 3)                         --             --              --            --
   Corporate Bond Portfolio (Class 3)                      13,502          13.41              --            --
   Davis Venture Value Portfolio (Class 3)                  7,863           9.86              --            --
   "Dogs" of Wall Street Portfolio (Class 3)                1,337          10.34              --            --
   Emerging Markets Portfolio (Class 3)                     3,743          14.07              --            --
   Equity Opportunities Portfolio (Class 3)                    63           9.68              --            --
   Foreign Value Portfolio (Class 3)                       14,255           9.48              --            --
   Fundamental Growth Portfolio (Class 3)                   5,138          10.34              --            --
   Global Bond Portfolio (Class 3)                          3,017          12.59              --            --
   Global Equities Portfolio (Class 3)                        442           9.63             984         20.51
   Growth Opportunities Portfolio (Class 3)                 4,959          11.56              --            --
   Growth-Income Portfolio (Class 3)                           80           8.98              --            --
   High-Yield Bond Portfolio (Class 3)                      2,064          10.83              --            --
   International Diversified Equities Portfolio
      (Class 3)                                             4,729           9.92              --            --
   International Growth and Income Portfolio
      (Class 3)                                            10,009           8.16              --            --
   Marsico Focused Growth Portfolio (Class 3)               2,242          10.65              --            --
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                             8,045          10.50              --            --
   MFS Total Return Portfolio (Class 3)                     3,119          10.48              --            --
   Mid-Cap Growth Portfolio (Class 3)                       2,065          12.03             299         11.72
   Real Estate Portfolio (Class 3)                         11,133           7.71              --            --
   Small & Mid Cap Value Portfolio (Class 3)               13,002          12.12              --            --
   Small Company Value Portfolio (Class 3)                  7,075          10.56              --            --
   Technology Portfolio (Class 3)                              --             --              54          2.25
   Telecom Utility Portfolio (Class 3)                         --             --              --            --
   Total Return Bond Portfolio (Class 3)                   16,885          12.73              --            --
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund              1,173          11.79              --            --
   Invesco Van Kampen V.I. Comstock Fund                    9,979         $ 9.46              12        $12.22
   Invesco Van Kampen V.I. Growth and Income Fund          16,504           9.83              --            --
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                           --         $   --          12,969        $ 6.32
   Equity Income Account                                       --             --          37,168          9.15
   Government & High Quality Bond Account                      --             --             237          7.57
   Income Account                                              --             --          13,974          8.65
   LargeCap Blend Account II                                   --             --           2,807          6.26
   LargeCap Growth Account                                     --             --           2,349          6.88
   MidCap Blend Account                                        --             --         118,376         10.09
   Money Market Account                                        --             --          20,580          5.80
   Principal Capital Appreciation Account                      --             --          14,180         12.25
   Real Estate Securities Account                              --             --             654         17.35
   SAM Balanced Portfolio                                      --             --         240,201         10.35
   SAM Conservative Balanced Portfolio                         --             --          24,447          7.76
   SAM Conservative Growth Portfolio                           --             --          85,978         10.32
   SAM Flexible Income Portfolio                               --             --          10,046          9.04
   SAM Strategic Growth Portfolio                              --             --           4,575         10.90
   Short-Term Income Account                                   --             --              15          7.22
   SmallCap Growth Account II                                  --             --              25          6.39
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                   --         $   --              --        $   --
   Columbia Marsico Focused Equities Fund, Variable
      Series                                                   --             --              --            --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                       --         $   --              --        $   --
   Global Growth Fund                                          --             --              --            --
   Growth Fund                                                 --             --              --            --
   Growth-Income Fund                                          --             --              --            --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                             10,041         $ 9.05              --        $   --
   Mid Cap Value Portfolio                                     --             --              --            --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II            --         $   --              --        $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   (Class 2):
   Franklin Income Securities Fund                          8,386         $10.40              --        $   --
   Franklin Templeton VIP Founding Funds Allocation
      Fund                                                     --             --              --            --
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                               --         $   --              --        $   --
   Allocation Growth Portfolio                                 --             --              --            --
   Allocation Moderate Portfolio                              267          11.33              --            --
   Allocation Moderate Growth Portfolio                    40,087          11.06              --            --
   Real Return Portfolio                                    4,657          11.33              --            --

                                                          Contracts                     Contracts
                                                         With Total                    With Total
                                                          Expenses         1.72         Expenses         1.77
                                                             of         Unit value         of         Unit value
                                                        Accumulation        of        Accumulation        of
                                                           units       accumulation      units       accumulation
Variable Accounts                                        outstanding       units       outstanding       units
-----------------                                       ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                        --         $   --              --        $   --
   Capital Appreciation Portfolio (Class 1)                    --             --              --            --
   Government and Quality Bond Portfolio (Class 1)             --             --              --            --
   Growth Portfolio (Class 1)                                  --             --              --            --
   Natural Resources Portfolio (Class 1)                       --             --              --            --
   Asset Allocation Portfolio (Class 3)                    12,391          26.61             228         26.73
   Capital Appreciation Portfolio (Class 3)                22,492          50.59          26,807         50.35
   Government and Quality Bond Portfolio (Class 3)         92,972          19.19         196,686         19.09
   Growth Portfolio (Class 3)                              13,426          32.27          18,917         32.10
   Natural Resources Portfolio (Class 3)                   22,190          56.76          48,399         56.61
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                       --         $   --              --        $   --
   Alliance Growth Portfolio (Class 1)                         --             --              --            --
   Balanced Portfolio (Class 1)                                --             --              --            --
   Blue Chip Growth Portfolio (Class 1)                        --             --              --            --
   Capital Growth Portfolio (Class 1)                          --             --              --            --
   Cash Management Portfolio (Class 1)                         --             --              --            --
   Corporate Bond Portfolio (Class 1)                          --             --              --            --
   Davis Venture Value Portfolio (Class 1)                     --             --              --            --
   "Dogs" of Wall Street Portfolio (Class 1)                   --             --              --            --
   Emerging Markets Portfolio (Class 1)                        --             --              --            --
   Equity Opportunities Portfolio (Class 1)                    --             --              --            --
   Fundamental Growth Portfolio (Class 1)                      --             --              --            --
   Global Bond Portfolio (Class 1)                             --             --              --            --
   Global Equities Portfolio (Class 1)                         --             --              --            --
   Growth Opportunities Portfolio (Class 1)                    --             --              --            --
   Growth-Income Portfolio (Class 1)                           --             --              --            --
   High-Yield Bond Portfolio (Class 1)                         --             --              --            --
   International Diversified Equities Portfolio
      (Class 1)                                                --             --              --            --
   International Growth and Income Portfolio
      (Class 1)                                                --             --              --            --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                                --             --              --            --
   MFS Total Return Portfolio (Class 1)                        --             --              --            --
   Mid-Cap Growth Portfolio (Class 1)                          --             --              --            --
   Real Estate Portfolio (Class 1)                             --             --              --            --
   Technology Portfolio (Class 1)                              --             --              --            --
   Telecom Utility Portfolio (Class 1)                         --             --              --            --
   Total Return Bond Portfolio (Class 1)                       --             --              --            --
   Aggressive Growth Portfolio (Class 3)                   16,014          12.72           4,242         12.70
   Alliance Growth Portfolio (Class 3)                     28,416          31.57           8,936         31.41
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                                --             --          69,472         10.10
   American Funds Global Growth SAST Portfolio
      (Class 3)                                                --             --         279,506         11.12
   American Funds Growth SAST Portfolio (Class 3)              --             --         203,429         10.19
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                                --             --         197,725          9.24
   Balanced Portfolio (Class 3)                             1,129          16.06           2,815         16.00
   Blue Chip Growth Portfolio (Class 3)                    25,186           6.16          62,231          6.14
   Capital Growth Portfolio (Class 3)                      23,532           7.21          69,198          7.24
   Cash Management Portfolio (Class 3)                     59,425          12.81          15,358         12.73
   Corporate Bond Portfolio (Class 3)                      56,567          22.97         155,646         22.82
   Davis Venture Value Portfolio (Class 3)                 67,341          34.56          56,267         34.39
   "Dogs" of Wall Street Portfolio (Class 3)                9,062          11.95           6,623         11.90
   Emerging Markets Portfolio (Class 3)                    60,747          22.30          82,736         22.24
   Equity Opportunities Portfolio (Class 3)                 4,071          17.97             856         17.90
   Foreign Value Portfolio (Class 3)                       85,602          16.59         171,411         16.50
   Fundamental Growth Portfolio (Class 3)                   7,563          17.35          52,142         17.29
   Global Bond Portfolio (Class 3)                         11,391          21.86          50,762         21.74
   Global Equities Portfolio (Class 3)                     11,135          20.37          15,254         20.19
   Growth Opportunities Portfolio (Class 3)                44,485           5.88         201,095          5.86
   Growth-Income Portfolio (Class 3)                          622          25.94             265         25.83
   High-Yield Bond Portfolio (Class 3)                      9,906          21.34          16,833         21.25
   International Diversified Equities Portfolio
      (Class 3)                                            76,272          12.91          82,092         12.85
   International Growth and Income Portfolio
      (Class 3)                                            46,381          13.58         155,726         13.53
   Marsico Focused Growth Portfolio (Class 3)                  --             --          42,803         11.35
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                             5,397          22.42          75,123         22.31
   MFS Total Return Portfolio (Class 3)                    29,787          26.95           8,774         26.82
   Mid-Cap Growth Portfolio (Class 3)                      87,462          11.66          36,047         11.60
   Real Estate Portfolio (Class 3)                         46,597          21.37          90,787         21.29
   Small & Mid Cap Value Portfolio (Class 3)              106,019          19.96         186,547         19.85
   Small Company Value Portfolio (Class 3)                 28,012           9.67         152,997          9.64
   Technology Portfolio (Class 3)                         105,789           2.34          55,595          2.33
   Telecom Utility Portfolio (Class 3)                         --             --           2,544         15.71
   Total Return Bond Portfolio (Class 3)                       --             --         170,345         25.60
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund             27,555          10.74          23,145         10.56
   Invesco Van Kampen V.I. Comstock Fund                   30,668         $12.31         139,013        $12.14
   Invesco Van Kampen V.I. Growth and Income Fund          63,693          13.74         245,783         13.74
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                           --         $   --              --        $   --
   Equity Income Account                                       --             --              --            --
   Government & High Quality Bond Account                      --             --              --            --
   Income Account                                              --             --              --            --
   LargeCap Blend Account II                                   --             --              --            --
   LargeCap Growth Account                                     --             --              --            --
   MidCap Blend Account                                        --             --              --            --
   Money Market Account                                        --             --              --            --
   Principal Capital Appreciation Account                      --             --              --            --
   Real Estate Securities Account                              --             --              --            --
   SAM Balanced Portfolio                                      --             --         325,831         10.26
   SAM Conservative Balanced Portfolio                         --             --           2,853         10.86
   SAM Conservative Growth Portfolio                           --             --              --            --
   SAM Flexible Income Portfolio                               --             --          16,391         11.22
   SAM Strategic Growth Portfolio                              --             --              --            --
   Short-Term Income Account                                   --             --              --            --
   SmallCap Growth Account II                                  --             --              --            --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                5,530         $18.18           1,047        $18.12
   Columbia Marsico Focused Equities Fund, Variable
      Series                                               17,528          11.29           1,758         11.14
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                       --         $   --              --        $   --
   Global Growth Fund                                      63,811          22.64              --            --
   Growth Fund                                             97,170          19.46              --            --
   Growth-Income Fund                                      96,324          16.12              --            --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                             34,328         $11.65         156,660        $11.62
   Mid Cap Value Portfolio                                     --             --              --            --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II            --         $   --              --        $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   (Class 2):
   Franklin Income Securities Fund                             --         $   --          56,779        $10.36
   Franklin Templeton VIP Founding Funds Allocation
      Fund                                                     --             --          49,096          9.16
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                               --         $   --           6,495        $11.43
   Allocation Growth Portfolio                                 --             --             510         11.12
   Allocation Moderate Portfolio                               --             --           3,239         11.38
   Allocation Moderate Growth Portfolio                        --             --           5,737         11.11
   Real Return Portfolio                                       --             --          75,249         11.38

(1)  Offered in FSA Polaris, FSA Polaris II, FSA Advisor, and FSA Polaris
     Choice.

(2)  Offered in FSA Polaris Choice III.

(3)  Offered in FSA Diversify Strategies III.

(4)  Offered in FSA Polaris Preferred Solution and FSA Polaris Platinum III.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010
                                   (continued)

                                                          Contracts                     Contracts
                                                         With Total                    With Total
                                                          Expenses         1.80         Expenses         1.90
                                                             of         Unit value         of         Unit value
                                                        Accumulation        of        Accumulation        of
                                                            units      accumulation       units      accumulation
Variable Accounts                                        outstanding       units       outstanding       units
-----------------                                       ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                        --         $   --             --         $   --
   Capital Appreciation Portfolio (Class 1)                    --             --             --             --
   Government and Quality Bond Portfolio (Class 1)             --             --             --             --
   Growth Portfolio (Class 1)                                  --             --             --             --
   Natural Resources Portfolio (Class 1)                       --             --             --             --
   Asset Allocation Portfolio (Class 3)                        --             --             --             --
   Capital Appreciation Portfolio (Class 3)                    95          12.82         12,572          12.72
   Government and Quality Bond Portfolio (Class 3)            107          11.34         61,924          11.31
   Growth Portfolio (Class 3)                                  --             --         12,045          10.35
   Natural Resources Portfolio (Class 3)                       --             --         10,166          12.38
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                       --         $   --             --         $   --
   Alliance Growth Portfolio (Class 1)                         --             --             --             --
   Balanced Portfolio (Class 1)                                --             --             --             --
   Blue Chip Growth Portfolio (Class 1)                        --             --             --             --
   Capital Growth Portfolio (Class 1)                          --             --             --             --
   Cash Management Portfolio (Class 1)                         --             --             --             --
   Corporate Bond Portfolio (Class 1)                          --             --             --             --
   Davis Venture Value Portfolio (Class 1)                     --             --             --             --
   "Dogs" of Wall Street Portfolio (Class 1)                   --             --             --             --
   Emerging Markets Portfolio (Class 1)                        --             --             --             --
   Equity Opportunities Portfolio (Class 1)                    --             --             --             --
   Fundamental Growth Portfolio (Class 1)                      --             --             --             --
   Global Bond Portfolio (Class 1)                             --             --             --             --
   Global Equities Portfolio (Class 1)                         --             --             --             --
   Growth Opportunities Portfolio (Class 1)                    --             --             --             --
   Growth-Income Portfolio (Class 1)                           --             --             --             --
   High-Yield Bond Portfolio (Class 1)                         --             --             --             --
   International Diversified Equities Portfolio
      (Class 1)                                                --             --             --             --
   International Growth and Income Portfolio
      (Class 1)                                                --             --             --             --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                                --             --             --             --
   MFS Total Return Portfolio (Class 1)                        --             --             --             --
   Mid-Cap Growth Portfolio (Class 1)                          --             --             --             --
   Real Estate Portfolio (Class 1)                             --             --             --             --
   Technology Portfolio (Class 1)                              --             --             --             --
   Telecom Utility Portfolio (Class 1)                         --             --             --             --
   Total Return Bond Portfolio (Class 1)                       --             --             --             --
   Aggressive Growth Portfolio (Class 3)                       --             --             --             --
   Alliance Growth Portfolio (Class 3)                         --             --          1,642          10.33
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                                --             --          4,013          10.03
   American Funds Global Growth SAST Portfolio
      (Class 3)                                               325          11.19         45,748          11.15
   American Funds Growth SAST Portfolio (Class 3)             120          10.13         69,359          10.11
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                                43           9.39         42,522           9.38
   Balanced Portfolio (Class 3)                                --             --          5,423          10.55
   Blue Chip Growth Portfolio (Class 3)                        77          10.50          4,464          10.45
   Capital Growth Portfolio (Class 3)                          --             --         15,877           9.60
   Cash Management Portfolio (Class 3)                         --             --          2,063           9.77
   Corporate Bond Portfolio (Class 3)                         151          13.34         47,333          13.30
   Davis Venture Value Portfolio (Class 3)                    165           9.81         30,671           9.78
   "Dogs" of Wall Street Portfolio (Class 3)                   --             --          5,659          10.25
   Emerging Markets Portfolio (Class 3)                        58          14.01         19,927          13.94
   Equity Opportunities Portfolio (Class 3)                    --             --          1,072           9.59
   Foreign Value Portfolio (Class 3)                          429           9.41         50,450           9.40
   Fundamental Growth Portfolio (Class 3)                      --             --         26,236          10.27
   Global Bond Portfolio (Class 3)                             --             --          4,413          12.48
   Global Equities Portfolio (Class 3)                         --             --          7,761           9.53
   Growth Opportunities Portfolio (Class 3)                   176          11.48         21,695          11.43
   Growth-Income Portfolio (Class 3)                           --             --          1,373           8.90
   High-Yield Bond Portfolio (Class 3)                         --             --          1,797          10.70
   International Diversified Equities Portfolio
      (Class 3)                                                --             --         22,014           9.84
   International Growth and Income Portfolio
      (Class 3)                                                --             --         64,792           8.09
   Marsico Focused Growth Portfolio (Class 3)                  76          10.60          6,079          10.54
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                               232          10.43         29,470          10.39
   MFS Total Return Portfolio (Class 3)                        --             --         15,680          10.38
   Mid-Cap Growth Portfolio (Class 3)                          68          11.87          5,463          11.93
   Real Estate Portfolio (Class 3)                            211           7.67         58,485           7.64
   Small & Mid Cap Value Portfolio (Class 3)                  201          12.04         52,015          12.01
   Small Company Value Portfolio (Class 3)                    193          10.49         26,188          10.47
   Technology Portfolio (Class 3)                              --             --             --          10.57
   Telecom Utility Portfolio (Class 3)                         --             --          1,457          11.64
   Total Return Bond Portfolio (Class 3)                      257          12.59         68,128          12.62
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund                 --             --             --             --
   Invesco Van Kampen V.I. Comstock Fund                      258         $ 9.40         32,328         $ 9.38
   Invesco Van Kampen V.I. Growth and Income Fund             289           9.79         65,084           9.76
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                           --         $   --             --         $   --
   Equity Income Account                                       --             --             --             --
   Government & High Quality Bond Account                      --             --             --             --
   Income Account                                              --             --             --             --
   LargeCap Blend Account II                                   --             --             --             --
   LargeCap Growth Account                                     --             --             --             --
   MidCap Blend Account                                        --             --             --             --
   Money Market Account                                        --             --             --             --
   Principal Capital Appreciation Account                      --             --             --             --
   Real Estate Securities Account                              --             --             --             --
   SAM Balanced Portfolio                                      --             --             --             --
   SAM Conservative Balanced Portfolio                         --             --             --             --
   SAM Conservative Growth Portfolio                           --             --             --             --
   SAM Flexible Income Portfolio                               --             --             --             --
   SAM Strategic Growth Portfolio                              --             --             --             --
   Short-Term Income Account                                   --             --             --             --
   SmallCap Growth Account II                                  --             --             --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                   --         $   --             --         $   --
   Columbia Marsico Focused Equities Fund, Variable
      Series                                                   --             --             --             --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                       --         $   --             --         $   --
   Global Growth Fund                                          --             --             --             --
   Growth Fund                                                 --             --             --             --
   Growth-Income Fund                                          --             --             --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                134         $ 9.05         43,876         $ 8.99
   Mid Cap Value Portfolio                                     --             --             --             --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II            --         $   --             --         $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   (Class 2):
   Franklin Income Securities Fund                             --         $   --         15,087         $10.29
   Franklin Templeton VIP Founding Funds Allocation
      Fund                                                     --             --         41,450           9.11
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                               --         $   --          1,690         $11.33
   Allocation Growth Portfolio                                 --             --            665          11.00
   Allocation Moderate Portfolio                               --             --            649          11.27
   Allocation Moderate Growth Portfolio                     3,687          10.96             --             --
   Real Return Portfolio                                      144          11.23         13,162          11.35

(1)  Offered in FSA Polaris, FSA Polaris II, FSA Advisor, and FSA Polaris
     Choice.

(2)  Offered in FSA Polaris Choice III.

(3)  Offered in FSA Diversify Strategies III.

(4)  Offered in FSA Polaris Preferred Solution and FSA Polaris Platinum III.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                               DECEMBER 31, 2010

                                                                              Net Asset
                                                                                Value      Net Asset                    Level
Variable Accounts                                                   Shares    Per Share      Value          Cost      (Note A)
-----------------                                                 ---------   ---------   -----------   -----------   --------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                             347,843     $13.29    $ 4,621,742   $ 4,763,756       1
   Capital Appreciation Portfolio (Class 1)                         297,431      36.73     10,923,513    10,356,572       1
   Government and Quality Bond Portfolio (Class 1)                  443,815      15.07      6,688,777     6,641,977       1
   Growth Portfolio (Class 1)                                       255,641      20.76      5,308,109     6,040,263       1
   Natural Resources Portfolio (Class 1)                            111,821      42.83      4,789,715     4,751,352       1
   Asset Allocation Portfolio (Class 3)                             223,251      13.23      2,954,106     2,958,095       1
   Capital Appreciation Portfolio (Class 3)                         517,816      36.03     18,656,195    17,467,498       1
   Government and Quality Bond Portfolio (Class 3)                2,002,111      15.03     30,088,192    30,073,172       1
   Growth Portfolio (Class 3)                                       359,258      20.71      7,439,278     8,141,429       1
   Natural Resources Portfolio (Class 3)                            205,807      42.56      8,758,603     8,585,989       1
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                            200,279     $ 9.90    $ 1,982,324   $ 2,451,680       1
   Alliance Growth Portfolio (Class 1)                              462,474      22.92     10,600,856    11,569,980       1
   Balanced Portfolio (Class 1)                                     255,355      14.38      3,671,768     3,662,757       1
   Blue Chip Growth Portfolio (Class 1)                             111,210       7.33        815,508       750,216       1
   Capital Growth Portfolio (Class 1)                                51,640       8.61        444,458       389,770       1
   Cash Management Portfolio (Class 1)                              417,971      10.67      4,460,124     4,530,311       1
   Corporate Bond Portfolio (Class 1)                               350,028      13.44      4,706,128     4,120,913       1
   Davis Venture Value Portfolio (Class 1)                          829,200      23.20     19,240,382    18,025,688       1
   "Dogs" of Wall Street Portfolio (Class 1)                        163,176       7.73      1,261,303     1,244,236       1
   Emerging Markets Portfolio (Class 1)                             434,084       9.40      4,081,928     2,940,430       1
   Equity Opportunities Portfolio (Class 1)                         229,395      11.60      2,662,042     2,618,121       1
   Fundamental Growth Portfolio (Class 1)                           175,406      16.48      2,890,226     3,474,069       1
   Global Bond Portfolio (Class 1)                                  202,706      12.24      2,481,099     2,513,301       1
   Global Equities Portfolio (Class 1)                              170,114      14.09      2,396,953     2,524,364       1
   Growth Opportunities Portfolio (Class 1)                          69,957       7.12        498,327       405,631       1
   Growth-Income Portfolio (Class 1)                                382,573      19.72      7,545,147     8,325,950       1
   High-Yield Bond Portfolio (Class 1)                              876,034       5.64      4,944,132     4,327,027       1
   International Diversified Equities Portfolio (Class 1)           353,306       9.09      3,211,131     3,543,209       1
   International Growth and Income Portfolio (Class 1)              329,082       9.14      3,008,942     4,012,348       1
   MFS Massachusetts Investors Trust Portfolio (Class 1)            244,605      13.99      3,423,158     2,986,390       1
   MFS Total Return Portfolio (Class 1)                             515,885      14.62      7,542,641     7,789,458       1
   Mid-Cap Growth Portfolio (Class 1)                               233,312      11.33      2,643,570     2,393,899       1
   Real Estate Portfolio (Class 1)                                  172,723      11.77      2,032,726     2,472,269       1
   Technology Portfolio (Class 1)                                   104,791       2.86        299,442       262,220       1
   Telecom Utility Portfolio (Class 1)                               95,871      10.68      1,023,673     1,031,597       1
   Total Return Bond Portfolio (Class 1)                            304,920       8.71      2,654,724     2,424,978       1
   Aggressive Growth Portfolio (Class 3)                            139,081       9.78      1,360,440     1,479,477       1
   Alliance Growth Portfolio (Class 3)                              338,512      22.77      7,706,835     6,919,075       1
   American Funds Asset Allocation SAST Portfolio (Class 3)         253,496      10.06      2,549,027     2,379,001       1
   American Funds Global Growth SAST Portfolio (Class 3)            950,258      11.02     10,474,017     9,261,569       1
   American Funds Growth SAST Portfolio (Class 3)                   884,793       9.76      8,634,546     7,809,782       1
   American Funds Growth-Income SAST Portfolio (Class 3)            924,438       9.28      8,579,915     8,231,779       1
   Balanced Portfolio (Class 3)                                      76,522      14.35      1,097,844     1,006,973       1
   Blue Chip Growth Portfolio (Class 3)                             330,631       7.31      2,418,348     2,241,744       1
   Capital Growth Portfolio (Class 3)                               336,519       8.47      2,849,462     2,820,272       1
   Cash Management Portfolio (Class 3)                              781,665      10.61      8,292,521     8,532,069       1
   Corporate Bond Portfolio (Class 3)                             1,768,791      13.39     23,678,761    21,521,608       1
   Davis Venture Value Portfolio (Class 3)                          989,738      23.13     22,892,016    23,826,851       1
   "Dogs" of Wall Street Portfolio (Class 3)                        157,394       7.71      1,212,786     1,340,744       1
   Emerging Markets Portfolio (Class 3)                             998,493       9.28      9,266,456     5,984,705       1
   Equity Opportunities Portfolio (Class 3)                         116,197      11.58      1,345,023     1,438,307       1
   Foreign Value Portfolio (Class 3)                              1,425,062      13.84     19,729,242    20,635,541       1
   Fundamental Growth Portfolio (Class 3)                           278,932      16.23      4,526,957     4,280,083       1
   Global Bond Portfolio (Class 3)                                  545,807      12.12      6,615,229     6,599,130       1
   Global Equities Portfolio (Class 3)                              159,135      14.01      2,228,858     2,291,493       1
   Growth Opportunities Portfolio (Class 3)                         782,696       6.96      5,449,232     4,477,889       1
   Growth-Income Portfolio (Class 3)                                 33,653      19.69        662,769       756,999       1
   High-Yield Bond Portfolio (Class 3)                              733,868       5.62      4,124,754     4,086,990       1
   International Diversified Equities Portfolio (Class 3)         1,275,374       9.03     11,510,610    11,730,628       1
   International Growth and Income Portfolio (Class 3)            1,384,228       9.14     12,654,748    13,788,860       1
   Marsico Focused Growth Portfolio (Class 3)                       310,739       9.03      2,804,766     2,870,471       1
   MFS Massachusetts Investors Trust Portfolio (Class 3)            549,551      13.97      7,674,548     6,540,502       1
   MFS Total Return Portfolio (Class 3)                             634,541      14.58      9,254,773     9,793,591       1
   Mid-Cap Growth Portfolio (Class 3)                               490,017      11.10      5,438,398     4,539,592       1
   Real Estate Portfolio (Class 3)                                  869,711      11.70     10,172,626     9,281,434       1
   Small & Mid Cap Value Portfolio (Class 3)                      1,174,258      17.27     20,283,172    16,882,044       1
   Small Company Value Portfolio (Class 3)                          409,469      16.98      6,954,490     5,572,623       1
   Technology Portfolio (Class 3)                                   571,491       2.80      1,598,816     1,364,215       1
   Telecom Utility Portfolio (Class 3)                               56,154      10.65        598,110       535,548       1
   Total Return Bond Portfolio (Class 3)                          2,165,738       8.64     18,716,248    18,018,022       1
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund                       32,106     $33.49    $ 1,075,228   $   881,822       1
   Invesco Van Kampen V.I. Comstock Fund                            844,853      11.67      9,859,429     8,878,101       1
   Invesco Van Kampen V.I. Growth and Income Fund                 1,157,997      18.37     21,272,406    20,147,354       1
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                                 37,708     $12.63    $   476,248   $   744,052       1
   Equity Income Account                                             62,081      14.74        915,078     1,096,722       1
   Government & High Quality Bond Account                             1,057      10.32         10,904        11,174       1
   Income Account                                                    30,201      10.09        304,723       305,553       1
   LargeCap Blend Account II                                         13,963       6.91         96,483       120,089       1
   LargeCap Growth Account                                            2,936      15.11         44,359        43,137       1
   MidCap Blend Account                                              42,154      37.82      1,594,264     1,999,309       1
   Money Market Account                                             205,000       1.00        205,000       205,000       1
   Principal Capital Appreciation Account                            17,760      21.40        380,064       400,455       1
   Real Estate Securities Account                                       865      13.30         11,504        15,348       1
   SAM Balanced Portfolio                                           636,123      14.92      9,490,958     9,914,645       1
   SAM Conservative Balanced Portfolio                               31,681      11.60        367,503       365,322       1
   SAM Conservative Growth Portfolio                                 99,257      15.23      1,511,685     1,686,047       1
   SAM Flexible Income Portfolio                                     64,349      12.42        799,210       797,485       1
   SAM Strategic Growth Portfolio                                    17,067      16.71        285,182       332,411       1
   Short-Term Income Account                                         17,173       2.51         43,105        42,446       1
   SmallCap Growth Account II                                           663      11.06          7,336         6,583       1
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                         32,002     $10.05    $   321,620   $   309,079       1
   Columbia Marsico Focused Equities Fund, Variable Series           33,764      16.99        573,654       604,303       1
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                            130,291     $16.17    $ 2,106,807   $ 2,164,596       1
   Global Growth Fund                                               497,803      21.48     10,692,807    10,436,133       1
   Growth Fund                                                      211,436      54.34     11,489,423    11,910,700       1
   Growth-Income Fund                                               373,234      34.25     12,783,276    13,875,944       1
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                      483,332     $23.77    $11,488,810   $11,560,305       1
   Mid Cap Value Portfolio                                           12,241      16.56        202,710       166,810       1
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II                  12,344     $ 9.52    $   117,510   $   106,336       1
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
   Franklin Income Securities Fund                                  198,549     $14.82    $ 2,942,495   $ 2,620,509       1
   Franklin Templeton VIP Founding Funds Allocation Fund            387,011       7.71      2,983,855     2,689,964       1
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                                    161,560     $10.57    $ 1,708,086   $ 1,673,857       1
   Allocation Growth Portfolio                                       21,672       9.57        207,442       181,138       1
   Allocation Moderate Portfolio                                    157,245      10.36      1,629,705     1,584,652       1
   Allocation Moderate Growth Portfolio                              93,481      10.48        980,010       940,797       1
   Real Return Portfolio                                            289,257       9.55      2,763,425     2,783,323       1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in Fair Value Measurements and described in Note 3 to the financial statements.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2010

                                                                     Government
                                             Asset       Capital    and Quality                Natural
                                          Allocation  Appreciation      Bond        Growth    Resources
                                           Portfolio    Portfolio    Portfolio    Portfolio   Portfolio
                                           (Class 1)    (Class 1)    (Class 1)    (Class 1)   (Class 1)
                                          ----------  ------------  -----------  -----------  ---------
Investment income:
   Dividends                               $ 121,155   $    13,305    $ 279,085  $    36,902  $  37,492
                                           ---------   -----------    ---------  -----------  ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (69,782)     (157,647)    (115,151)     (82,534)   (66,750)
                                           ---------   -----------    ---------  -----------  ---------
Net investment income (loss)                  51,373      (144,342)     163,934      (45,632)   (29,258)
                                           ---------   -----------    ---------  -----------  ---------
Net realized gains (losses) from sale of
   securities                               (133,246)     (155,395)      28,709     (725,550)   263,380
Realized gain distributions                       --            --           --           --    269,823
                                           ---------   -----------    ---------  -----------  ---------
Net realized gains (losses)                 (133,246)     (155,395)      28,709     (725,550)   533,203
                                           ---------   -----------    ---------  -----------  ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (743,334)   (1,700,151)     (38,381)  (2,110,861)   (34,483)
   End of period                            (142,012)      566,943       46,801     (732,154)    38,363
                                           ---------   -----------    ---------  -----------  ---------
Change in net unrealized appreciation
   (depreciation) of investments             601,322     2,267,094       85,182    1,378,707     72,846
                                           ---------   -----------    ---------  -----------  ---------
Increase (decrease) in net assets from
   operations                              $ 519,449   $ 1,967,357    $ 277,825  $   607,525  $ 576,791
                                           =========   ===========    =========  ===========  =========

                                                                     Government
                                             Asset       Capital    and Quality
                                          Allocation  Appreciation      Bond        Growth
                                           Portfolio    Portfolio    Portfolio    Portfolio
                                           (Class 3)    (Class 3)    (Class 3)    (Class 3)
                                          ----------  ------------  -----------  -----------
Investment income:
   Dividends                               $  68,762   $        --  $ 1,064,935  $    36,273
                                           ---------   -----------  -----------  -----------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (40,503)     (246,158)    (446,092)    (112,518)
                                           ---------   -----------  -----------  -----------
Net investment income (loss)                  28,259      (246,158)     618,843      (76,245)
                                           ---------   -----------  -----------  -----------
Net realized gains (losses) from sale of
   securities                                (49,695)     (296,930)     154,696     (537,223)
Realized gain distributions                       --            --           --           --
                                           ---------   -----------  -----------  -----------
Net realized gains (losses)                  (49,695)     (296,930)     154,696     (537,223)
                                           ---------   -----------  -----------  -----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (335,024)   (2,626,185)     (97,965)  (2,153,577)
   End of period                              (3,989)    1,188,697       15,020     (702,151)
                                           ---------   -----------  -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments             331,035     3,814,882      112,985    1,451,426
                                           ---------   -----------  -----------  -----------
Increase (decrease) in net assets from
   operations                              $ 309,599   $ 3,271,794  $   886,524  $   837,958
                                           =========   ===========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                            Natural     Aggressive    Alliance              Blue Chip
                                           Resources      Growth       Growth     Balanced    Growth
                                           Portfolio    Portfolio    Portfolio   Portfolio  Portfolio
                                           (Class 3)    (Class 1)    (Class 1)   (Class 1)  (Class 1)
                                          -----------  -----------  -----------  ---------  ---------
Investment income:
   Dividends                              $    55,603  $        --  $    85,961  $  71,421   $  2,483
                                          -----------  -----------  -----------  ---------   --------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (130,309)     (29,387)    (159,832)   (56,969)   (12,852)
                                          -----------  -----------  -----------  ---------   --------
Net investment income (loss)                  (74,706)     (29,387)     (73,871)    14,452    (10,369)
                                          -----------  -----------  -----------  ---------   --------
Net realized gains (losses) from sale of
   securities                                (711,566)    (207,674)    (526,805)  (102,889)    26,180
Realized gain distributions                   521,887           --           --         --         --
                                          -----------  -----------  -----------  ---------   --------
Net realized gains
   (losses)                                  (189,679)    (207,674)    (526,805)  (102,889)    26,180
                                          -----------  -----------  -----------  ---------   --------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (1,180,243)  (1,046,340)  (2,383,838)  (442,105)   (15,059)
   End of period                              172,614     (469,356)    (969,124)     9,011     65,292
                                          -----------  -----------  -----------  ---------   --------
Change in net unrealized appreciation
   (depreciation) of investments            1,352,857      576,984    1,414,714    451,116     80,351
                                          -----------  -----------  -----------  ---------   --------
Increase (decrease) in net assets from
   operations                             $ 1,088,472  $   339,923  $   814,038  $ 362,679   $ 96,162
                                          ===========  ===========  ===========  =========   ========

                                                                               Davis
                                           Capital      Cash     Corporate    Venture
                                            Growth   Management     Bond       Value
                                          Portfolio  Portfolio   Portfolio   Portfolio
                                          (Class 1)  (Class 1)   (Class 1)   (Class 1)
                                          ---------  ----------  ---------  -----------
Investment income:
   Dividends                               $     --   $      --  $ 306,355  $   139,096
                                           --------   ---------  ---------  -----------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (7,583)    (79,776)   (76,786)    (285,996)
                                           --------   ---------  ---------  -----------
Net investment income (loss)                 (7,583)    (79,776)   229,569     (146,900)
                                           --------   ---------  ---------  -----------
Net realized gains (losses) from sale of
   securities                               (32,826)   (146,979)   235,459      (75,691)
Realized gain distributions                      --          --         --           --
                                           --------   ---------  ---------  -----------
Net realized gains
   (losses)                                 (32,826)   (146,979)   235,459      (75,691)
                                           --------   ---------  ---------  -----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (18,111)   (204,785)   596,225     (856,532)
   End of period                             54,688     (70,187)   585,215    1,214,694
                                           --------   ---------  ---------  -----------
Change in net unrealized appreciation
   (depreciation) of investments             72,799     134,598    (11,010)   2,071,226
                                           --------   ---------  ---------  -----------
Increase (decrease) in net assets from
   operations                              $ 32,390   $ (92,157) $ 454,018  $ 1,848,635
                                           ========   =========  =========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                          "Dogs" of
                                             Wall      Emerging       Equity     Fundamental    Global
                                            Street     Markets    Opportunities     Growth       Bond
                                          Portfolio   Portfolio     Portfolio     Portfolio   Portfolio
                                          (Class 1)   (Class 1)     (Class 1)     (Class 1)   (Class 1)
                                          ---------  -----------  -------------  -----------  ---------
Investment income:
   Dividends                              $  32,385  $    52,323    $  20,952    $        --  $ 104,251
                                          ---------  -----------    ---------    -----------  ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (17,503)     (56,678)     (45,706)       (43,587)   (39,029) )
                                          ---------  -----------    ---------    -----------  ---------
Net investment income (loss)                 14,882       (4,355)     (24,754)       (43,587)    65,222
                                          ---------  -----------    ---------    -----------  ---------
Net realized gains (losses) from sale of
   securities                              (114,382)  (1,094,182)    (479,588)      (298,520)    49,019  )
Realized gain distributions                      --           --           --             --     45,782
                                          ---------  -----------    ---------    -----------  ---------
Net realized gains
   (losses)                                (114,382)  (1,094,182)    (479,588)      (298,520)    94,801  )
                                          ---------  -----------    ---------    -----------  ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (243,231)    (524,347)    (883,177)    (1,316,909)    10,614
   End of period                             17,067    1,141,498       43,921       (583,843)   (32,202)
                                          ---------  -----------    ---------    -----------  ---------
Change in net unrealized appreciation
   (depreciation) of investments            260,298    1,665,845      927,098        733,066    (42,816)
                                          ---------  -----------    ---------    -----------  ---------
Increase (decrease) in net assets from
   operations                             $ 160,798  $   567,308    $ 422,756    $   390,959  $ 117,207
                                          =========  ===========    =========    ===========  =========


                                            Global       Growth       Growth-    High-Yield
                                           Equities  Opportunities     Income       Bond
                                          Portfolio    Portfolio     Portfolio    Portfolio
                                          (Class 1)    (Class 1)     (Class 1)    (Class 1)
                                          ---------  -------------  -----------  ----------
Investment income:
   Dividends                              $  40,245    $      --    $    68,381   $ 465,086
                                          ---------    ---------    -----------   ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (34,888)      (7,459)      (112,557)    (75,068)
                                          ---------    ---------    -----------   ---------
Net investment income (loss)                  5,357       (7,459)       (44,176)    390,018
                                          ---------    ---------    -----------   ---------
Net realized gains (losses) from sale of
   securities                               (56,707)      (9,597)      (422,919)   (369,745)
Realized gain distributions                      --           --             --          --
                                          ---------    ---------    -----------   ---------
Net realized gains
   (losses)                                 (56,707)      (9,597)      (422,919)   (369,745)
                                          ---------    ---------    -----------   ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (462,937)     (22,747)    (1,918,990)     42,057
   End of period                           (127,411)      92,696       (780,803)    617,105
                                          ---------    ---------    -----------   ---------
Change in net unrealized appreciation
   (depreciation) of investments            335,526      115,443      1,138,187     575,048
                                          ---------    ---------    -----------   ---------
Increase (decrease) in net assets from
   operations                             $ 284,176    $  98,387    $   671,092   $ 595,321
                                          =========    =========    ===========   =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                          International  International        MFS           MFS
                                           Diversified     Growth and    Massachusetts     Total     Mid-Cap
                                             Equities        Income     Investors Trust    Return     Growth
                                            Portfolio      Portfolio       Portfolio     Portfolio  Portfolio
                                            (Class 1)      (Class 1)       (Class 1)     (Class 1)  (Class 1)
                                          -------------  -------------  ---------------  ---------  ---------
Investment income:
   Dividends                                $ 128,771     $   124,228      $  31,619     $ 223,806  $      --
                                            ---------     -----------      ---------     ---------  ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (47,858)        (46,869)       (52,015)     (120,448)   (37,866)
                                            ---------     -----------      ---------     ---------  ---------
Net investment income (loss)                   80,913          77,359        (20,396)      103,358    (37,866)
                                            ---------     -----------      ---------     ---------  ---------
Net realized gains (losses) from sale of
   securities                                 (22,949)       (193,945)        47,583      (172,061)   (77,838)
Realized gain distributions                        --              --             --            --         --
                                            ---------     -----------      ---------     ---------  ---------
Net realized gains
   (losses)                                   (22,949)       (193,945)        47,583      (172,061)   (77,838)
                                            ---------     -----------      ---------     ---------  ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                       (479,654)     (1,260,022)       158,210      (942,704)  (398,580)
   End of period                             (332,078)     (1,003,406)       436,768      (246,817)   249,671
                                            ---------     -----------      ---------     ---------  ---------
Change in net unrealized appreciation
   (depreciation) of investments              147,576         256,616        278,558       695,887    648,251
                                            ---------     -----------      ---------     ---------  ---------
Increase (decrease) in net assets from
   operations                               $ 205,540     $   140,030      $ 305,745     $ 627,184  $ 532,547
                                            =========     ===========      =========     =========  =========

                                                                                Total
                                              Real                  Telecom     Return
                                             Estate    Technology   Utility      Bond
                                           Portfolio    Portfolio  Portfolio  Portfolio
                                           (Class 1)    (Class 1)  (Class 1)  (Class 1)
                                          -----------  ----------  ---------  ---------
Investment income:
   Dividends                              $    36,178  $     --    $  28,783  $  72,702
                                          -----------  --------    ---------  ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (30,622)   (4,332)     (16,146)   (40,049)
                                          -----------  --------    ---------  ---------
Net investment income (loss)                    5,556    (4,332)      12,637     32,653
                                          -----------  --------    ---------  ---------
Net realized gains (losses) from sale of
   securities                                (249,961)  (24,312)     (28,326)    52,967
Realized gain distributions                        --        --           --         --
                                          -----------  --------    ---------  ---------
Net realized gains
   (losses)                                  (249,961)  (24,312)     (28,326)    52,967
                                          -----------  --------    ---------  ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (1,021,198)  (39,076)    (137,352)   197,188
   End of period                             (439,543)   37,222       (7,924)   229,746
                                          -----------  --------    ---------  ---------
Change in net unrealized appreciation
   (depreciation) of investments              581,655    76,298      129,428     32,558
                                          -----------  --------    ---------  ---------
Increase (decrease) in net assets from
   operations                             $   337,250  $ 47,654    $ 113,739  $ 118,178
                                          ===========  ========    =========  =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                  American    American
                                                                    Funds       Funds     American
                                                                    Asset      Global       Funds
                                          Aggressive   Alliance  Allocation    Growth      Growth
                                            Growth      Growth      SAST        SAST        SAST
                                           Portfolio  Portfolio   Portfolio   Portfolio   Portfolio
                                           (Class 3)  (Class 3)   (Class 3)   (Class 3)   (Class 3)
                                          ----------  ---------  ----------  ----------  ----------
Investment income:
   Dividends                               $      --  $  46,427   $  27,698  $   56,151  $   18,344
                                           ---------  ---------   ---------  ----------  ----------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (16,478)  (115,766)    (33,519)   (123,922)   (114,896)
                                           ---------  ---------   ---------  ----------  ----------
Net investment income (loss)                 (16,478)   (69,339)     (5,821)    (67,771)    (96,552)
                                           ---------  ---------   ---------  ----------  ----------
Net realized gains (losses) from sale of
   securities                                (85,068)    57,348     (20,141)   (156,687)   (216,983)
Realized gain distributions                       --         --          --          --          --
                                           ---------  ---------   ---------  ----------  ----------
Net realized gains
   (losses)                                  (85,068)    57,348     (20,141)   (156,687)   (216,983)
                                           ---------  ---------   ---------  ----------  ----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (403,069)   187,889     (88,147)     45,430    (683,896)
   End of period                            (119,037)   787,760     170,026   1,212,448     824,764
                                           ---------  ---------   ---------  ----------  ----------
Change in net unrealized appreciation
   (depreciation) of investments             284,032    599,871     258,173   1,167,018   1,508,660
                                           ---------  ---------   ---------  ----------  ----------
Increase (decrease) in net assets from
   operations                              $ 182,486  $ 587,880   $ 232,211  $  942,560  $1,195,125
                                           =========  =========   =========  ==========  ==========

                                           American
                                             Funds
                                            Growth-
                                            Income               Blue Chip   Capital
                                             SAST      Balanced   Growth     Growth
                                           Portfolio  Portfolio  Portfolio  Portfolio
                                           (Class 3)  (Class 3)  (Class 3)  (Class 3)
                                          ----------  ---------  ---------  ---------
Investment income:
   Dividends                              $   82,684  $  19,254   $  1,468  $      --
                                          ----------  ---------   --------  ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (122,826)   (16,725)   (27,852)   (43,099)
                                          ----------  ---------   --------  ---------
Net investment income (loss)                 (40,142)     2,529    (26,384)   (43,099)
                                          ----------  ---------   --------  ---------
Net realized gains (losses) from sale of
   securities                               (220,920)       619     15,427    (78,017)
Realized gain distributions                       --         --         --         --
                                          ----------  ---------   --------  ---------
Net realized gains
   (losses)                                 (220,920)       619     15,427    (78,017)
                                          ----------  ---------   --------  ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (679,380)   (11,661)   (70,089)  (295,510)
   End of period                             348,136     90,871    176,604     29,190
                                          ----------  ---------   --------  ---------
Change in net unrealized appreciation
   (depreciation) of investments           1,027,516    102,532    246,693    324,700
                                          ----------  ---------   --------  ---------
Increase (decrease) in net assets from
   operations                             $  766,454  $ 105,680   $235,736  $ 203,584
                                          ==========  =========   ========  =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                      Davis     "Dogs" of
                                             Cash      Corporate     Venture       Wall      Emerging
                                          Management      Bond        Value       Street     Markets
                                           Portfolio   Portfolio    Portfolio   Portfolio   Portfolio
                                           (Class 3)   (Class 3)    (Class 3)   (Class 3)   (Class 3)
                                          ----------  -----------  -----------  ---------  -----------
Investment income:
   Dividends                               $      --  $ 1,350,065  $   117,226  $  30,122  $   101,849
                                           ---------  -----------  -----------  ---------  -----------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (159,534)    (332,842)    (324,063)   (16,737)    (129,646)
                                           ---------  -----------  -----------  ---------  -----------
Net investment income (loss)                (159,534)   1,017,223     (206,837)    13,385      (27,797)
                                           ---------  -----------  -----------  ---------  -----------
Net realized gains (losses) from sale of
   securities                               (237,685)     516,369     (872,621)   (82,041)  (1,708,429)
Realized gain distributions                       --           --           --         --           --
                                           ---------  -----------  -----------  ---------  -----------
Net realized gains
   (losses)                                 (237,685)     516,369     (872,621)   (82,041)  (1,708,429)
                                           ---------  -----------  -----------  ---------  -----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (427,761)   1,853,581   (4,160,992)  (345,385)     284,775
   End of period                            (239,548)   2,157,153     (934,835)  (127,958)   3,281,751
                                           ---------  -----------  -----------  ---------  -----------
Change in net unrealized appreciation
   (depreciation) of investments             188,213      303,572    3,226,157    217,427    2,996,976
                                           ---------  -----------  -----------  ---------  -----------
Increase (decrease) in net assets from
   operations                              $(209,006) $ 1,837,164  $ 2,146,699  $ 148,771  $ 1,260,750
                                           =========  ===========  ===========  =========  ===========


                                              Equity       Foreign    Fundamental    Global
                                          Opportunities     Value        Growth       Bond
                                            Portfolio    Portfolio     Portfolio   Portfolio
                                            (Class 3)     (Class 3)    (Class 3)   (Class 3)
                                          -------------  -----------  -----------  ---------
Investment income:
   Dividends                                $   6,257    $   322,987   $      --   $ 234,893
                                            ---------    -----------   ---------   ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (20,299)      (262,901)    (68,195)    (85,348)
                                            ---------    -----------   ---------   ---------
Net investment income (loss)                  (14,042)        60,086     (68,195)    149,545
                                            ---------    -----------   ---------   ---------
Net realized gains (losses) from sale of
   securities                                (129,727)      (496,331)   (156,436)     48,607
Realized gain distributions                        --             --          --     108,545
                                            ---------    -----------   ---------   ---------
Net realized gains
   (losses)                                  (129,727)      (496,331)   (156,436)    157,152
                                            ---------    -----------   ---------   ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                       (426,801)    (1,734,993)   (607,555)     88,863
   End of period                              (93,284)      (906,299)    246,874      16,099
                                            ---------    -----------   ---------   ---------
Change in net unrealized appreciation
   (depreciation) of investments              333,517        828,694     854,429     (72,764)
                                            ---------    -----------   ---------   ---------
Increase (decrease) in net assets from
   operations                               $ 189,748    $   392,449   $ 629,798   $ 233,933
                                            =========    ===========   =========   =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                                                           International
                                            Global       Growth      Growth-   High-Yield   Diversified
                                           Equities  Opportunities    Income      Bond        Equities
                                          Portfolio    Portfolio    Portfolio   Portfolio    Portfolio
                                          (Class 3)    (Class 3)    (Class 3)   (Class 3)    (Class 3)
                                          ---------  -------------  ---------  ----------  -------------
Investment income:
   Dividends                              $  26,229   $        --   $   4,619   $ 352,533    $ 420,516
                                          ---------   -----------   ---------   ---------    ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (28,350)      (68,218)     (9,670)    (53,005)    (170,494)
                                          ---------   -----------   ---------   ---------    ---------
Net investment income (loss)                 (2,121)      (68,218)     (5,051)    299,528      250,022
                                          ---------   -----------   ---------   ---------    ---------
Net realized gains (losses) from sale of
   securities                               (62,451)        3,244     (22,247)   (141,943)    (115,180)
Realized gain distributions                      --            --          --          --           --
                                          ---------   -----------   ---------   ---------    ---------
Net realized gains
   (losses)                                 (62,451)        3,244     (22,247)   (141,943)    (115,180)
                                          ---------   -----------   ---------   ---------    ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (329,766)      (40,665)   (180,417)   (238,881)    (753,505)
   End of period                            (62,635)      971,343     (94,230)     37,764     (220,018)
                                          ---------   -----------   ---------   ---------    ---------
Change in net unrealized appreciation
   (depreciation) of investments            267,131     1,012,008      86,187     276,645      533,487
                                          ---------   -----------   ---------   ---------    ---------
Increase (decrease) in net assets from
   operations                             $ 202,559   $   947,034   $  58,889   $ 434,230    $ 668,329
                                          =========   ===========   =========   =========    =========

                                                                         MFS
                                          International   Marsico   Massachusetts      MFS
                                            Growth and    Focused     Investors       Total
                                              Income       Growth       Trust        Return
                                            Portfolio    Portfolio    Portfolio     Portfolio
                                            (Class 3)    (Class 3)    (Class 3)     (Class 3)
                                          -------------  ---------  -------------  -----------
Investment income:
   Dividends                               $   470,198   $   5,219   $    51,566   $   240,255
                                           -----------   ---------   -----------   -----------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (188,353)    (35,860)      (95,355)     (128,911)
                                           -----------   ---------   -----------   -----------
Net investment income (loss)                   281,845     (30,641)      (43,789)      111,344
                                           -----------   ---------   -----------   -----------
Net realized gains (losses) from sale of
   securities                               (1,934,498)   (104,580)       40,341      (230,525)
Realized gain distributions                         --          --            --            --
                                           -----------   ---------   -----------   -----------
Net realized gains
   (losses)                                 (1,934,498)   (104,580)       40,341      (230,525)
                                           -----------   ---------   -----------   -----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (3,479,268)   (569,224)      466,690    (1,357,855)
   End of period                            (1,134,112)    (65,705)    1,134,046      (538,818)
                                           -----------   ---------   -----------   -----------
Change in net unrealized appreciation
   (depreciation) of investments             2,345,156     503,519       667,356       819,037
                                           -----------   ---------   -----------   -----------
Increase (decrease) in net assets from
   operations                              $   692,503   $ 368,298   $   663,908   $   699,856
                                           ===========   =========   ===========   ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                                     Small &      Small
                                            Mid-Cap       Real       Mid Cap     Company
                                            Growth       Estate       Value       Value    Technology
                                           Portfolio   Portfolio    Portfolio   Portfolio   Portfolio
                                           (Class 3)   (Class 3)    (Class 3)   (Class 3)   (Class 3)
                                          ----------  -----------  ----------  ----------  ----------
Investment income:
   Dividends                              $       --  $   154,434  $   35,232  $   26,774   $      --
                                          ----------  -----------  ----------  ----------   ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (70,713)    (144,322)   (279,890)    (88,857)    (22,787)
                                          ----------  -----------  ----------  ----------   ---------
Net investment income (loss)                 (70,713)      10,112    (244,658)    (62,083)    (22,787)
                                          ----------  -----------  ----------  ----------   ---------
Net realized gains (losses) from sale of
   securities                                 58,809   (1,137,380)   (171,696)   (112,057)    (27,824)
Realized gain distributions                       --           --          --          --          --
                                          ----------  -----------  ----------  ----------   ---------
Net realized gains
   (losses)                                   58,809   (1,137,380)   (171,696)   (112,057)    (27,824)
                                          ----------  -----------  ----------  ----------   ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (105,709)  (1,709,889)   (976,039)   (181,987)    (67,622)
   End of period                             898,806      891,192   3,401,128   1,381,867     234,601
                                          ----------  -----------  ----------  ----------   ---------
Change in net unrealized appreciation
   (depreciation) of investments           1,004,515    2,601,081   4,377,167   1,563,854     302,223
                                          ----------  -----------  ----------  ----------   ---------
Increase (decrease) in net assets from
   operations                             $  992,611  $ 1,473,813  $3,960,813  $1,389,714   $ 251,612
                                          ==========  ===========  ==========  ==========   =========

                                                                Invesco Van
                                                       Total    Kampen V.I.  Invesco Van
                                           Telecom     Return     Capital    Kampen V.I.
                                           Utility      Bond      Growth      Comstock
                                          Portfolio  Portfolio     Fund         Fund
                                          (Class 3)  (Class 3)  (Series II)  (Series II)
                                          ---------  ---------  -----------  -----------
Investment income:
   Dividends                               $ 15,006  $ 409,962    $     --    $   10,326
                                           --------  ---------    --------    ----------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (8,839)  (222,834)    (12,691)     (122,051)
                                           --------  ---------    --------    ----------
Net investment income (loss)                  6,167    187,128     (12,691)     (111,725)
                                           --------  ---------    --------    ----------
Net realized gains (losses) from sale of
   securities                               (40,881)   358,675      26,406      (184,374)
Realized gain distributions                      --         --          --            --
                                           --------  ---------    --------    ----------
Net realized gains
   (losses)                                 (40,881)   358,675      26,406      (184,374)
                                           --------  ---------    --------    ----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (32,956)   731,610      56,591      (518,889)
   End of period                             62,562    698,226     193,406       981,328
                                           --------  ---------    --------    ----------
Change in net unrealized appreciation
   (depreciation) of investments             95,518    (33,384)    136,815     1,500,217
                                           --------  ---------    --------    ----------
Increase (decrease) in net assets from
   operations                              $ 60,804  $ 512,419    $150,530    $1,204,118
                                           ========  =========    ========    ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                                 Government
                                          Invesco Van                              & High
                                          Kampen V.I.   Diversified     Equity     Quality
                                          Growth and   International    Income      Bond      Income
                                          Income Fund     Account      Account     Account    Account
                                          (Series II)    (Class 2)    (Class 2)   (Class 2)  (Class 2)
                                          -----------  -------------  ---------  ----------  ---------
Investment income:
   Dividends                              $    19,171    $   5,443    $  26,576     $ 284     $ 19,333
                                          -----------    ---------    ---------     -----     --------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (292,452)      (6,823)     (14,914)      (73)      (4,896)
                                          -----------    ---------    ---------     -----     --------
Net investment income (loss)                 (273,281)      (1,380)      11,662       211       14,437
                                          -----------    ---------    ---------     -----     --------
Net realized gains (losses) from sale of
   securities                                (415,835)     (43,844)     (67,453)       (4)        (206)
Realized gain distributions                        --           --           --        --           --
                                          -----------    ---------    ---------     -----     --------
Net realized gains
   (losses)                                  (415,835)     (43,844)     (67,453)       (4)        (206)
                                          -----------    ---------    ---------     -----     --------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (1,692,441)    (361,736)    (360,477)      (67)      (6,083)
   End of period                            1,125,052     (267,804)    (181,644)     (270)        (830)
                                          -----------    ---------    ---------     -----     --------
Change in net unrealized appreciation
   (depreciation) of investments            2,817,493       93,932      178,833      (203)       5,253
                                          -----------    ---------    ---------     -----     --------
Increase (decrease) in net assets from
   operations                             $ 2,128,377    $  48,708    $ 123,042     $   4     $ 19,484
                                          ===========    =========    =========     =====     ========



                                           LargeCap    LargeCap    MidCap       Money
                                             Blend      Growth      Blend      Market
                                          Account II   Account     Account     Account
                                           (Class 2)  (Class 2)   (Class 2)   (Class 2)
                                          ----------  ---------  -----------  ---------
Investment income:
   Dividends                                $  1,856   $    --   $    36,819   $    --
                                            --------   -------   -----------   -------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (1,470)     (645)      (27,028)   (3,530)
                                            --------   -------   -----------   -------
Net investment income (loss)                     386      (645)        9,791    (3,530)
                                            --------   -------   -----------   -------
Net realized gains (losses) from sale of
   securities                                 (9,121)    1,257      (303,768)       --
Realized gain distributions                       --        --            --        --
                                            --------   -------   -----------   -------
Net realized gains
   (losses)                                   (9,121)    1,257      (303,768)       --
                                            --------   -------   -----------   -------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                       (41,902)   (4,437)   (1,028,007)       --
   End of period                             (23,606)    1,222      (405,045)       --
                                            --------   -------   -----------   -------
Change in net unrealized appreciation
   (depreciation) of investments              18,296     5,659       622,962        --
                                            --------   -------   -----------   -------
Increase (decrease) in net assets from
   operations                               $  9,561   $ 6,271   $   328,985   $(3,530)
                                            ========   =======   ===========   =======

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                            Principal                                  SAM           SAM
                                             Capital    Real Estate      SAM      Conservative  Conservative
                                          Appreciation   Securities    Balanced     Balanced       Growth
                                             Account      Account     Portfolio     Portfolio     Portfolio
                                            (Class 2)    (Class 2)    (Class 2)     (Class 2)     (Class 2)
                                          ------------  -----------  -----------  ------------  ------------
Investment income:
   Dividends                                $  5,015      $    429   $   327,391    $ 11,552      $  44,780
                                            --------      --------   -----------    --------      ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (6,417)         (312)     (160,485)     (4,988)       (23,832)
                                            --------      --------   -----------    --------      ---------
Net investment income (loss)                  (1,402)          117       166,906       6,564         20,948
                                            --------      --------   -----------    --------      ---------
Net realized gains (losses) from sale of
   securities                                (10,193)       (7,458)     (307,490)     (3,896)       (32,416)
Realized gain distributions                    6,889            --            --          --             --
                                            --------      --------   -----------    --------      ---------
Net realized gains (losses)                   (3,304)       (7,458)     (307,490)     (3,896)       (32,416)
                                            --------      --------   -----------    --------      ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                       (71,491)      (14,948)   (1,600,166)    (26,819)      (364,821)
   End of period                             (20,391)       (3,844)     (423,687)      2,181       (174,362)
                                            --------      --------   -----------    --------      ---------
Change in net unrealized appreciation
   (depreciation) of investments              51,100        11,104     1,176,479      29,000        190,459
                                            --------      --------   -----------    --------      ---------
Increase (decrease) in net assets from
   operations                               $ 46,394      $  3,763   $ 1,035,895    $ 31,668      $ 178,991
                                            ========      ========   ===========    ========      =========

                                             SAM        SAM       Short-
                                           Flexible  Strategic     Term     SmallCap
                                            Income     Growth     Income     Growth
                                          Portfolio  Portfolio   Account   Account II
                                          (Class 2)  (Class 2)  (Class 2)   (Class 2)
                                          ---------  ---------  ---------  ----------
Investment income:
   Dividends                               $ 41,576   $  6,490   $ 1,286     $    --
                                           --------   --------   -------     -------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (13,955)    (4,377)   (2,076)       (179)
                                           --------   --------   -------     -------
Net investment income (loss)                 27,621      2,113      (790)       (179)
                                           --------   --------   -------     -------
Net realized gains (losses) from sale of
   securities                               (35,883)    (6,564)    3,986      (1,600)
Realized gain distributions                      --         --        --          --
                                           --------   --------   -------     -------
Net realized gains (losses)                 (35,883)    (6,564)    3,986      (1,600)
                                           --------   --------   -------     -------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (76,686)   (88,630)     (460)     (2,095)
   End of period                              1,725    (47,229)      659         753
                                           --------   --------   -------     -------
Change in net unrealized appreciation
   (depreciation) of investments             78,411     41,401     1,119       2,848
                                           --------   --------   -------     -------
Increase (decrease) in net assets from
   operations                              $ 70,149   $ 36,950   $ 4,315     $ 1,069
                                           ========   ========   =======     =======

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                       Columbia
                                                       Marsico
                                           Columbia    Focused
                                          High Yield   Equities
                                             Fund,      Fund,       Asset       Global
                                           Variable    Variable  Allocation     Growth       Growth
                                            Series      Series      Fund         Fund         Fund
                                           (Class A)  (Class A)   (Class 2)   (Class 2)    (Class 2)
                                          ----------  ---------  ----------  -----------  -----------
Investment income:
   Dividends                               $ 22,752   $   2,432   $  39,335  $   147,847  $    75,828
                                           --------   ---------   ---------  -----------  -----------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (4,674)     (8,757)    (17,166)    (144,285)    (153,346)
                                           --------   ---------   ---------  -----------  -----------
Net investment income (loss)                 18,078      (6,325)     22,169        3,562      (77,518)
                                           --------   ---------   ---------  -----------  -----------
Net realized gains (losses) from sale of
   securities                                (6,267)    (28,972)    (64,518)     (41,926)    (243,439)
Realized gain distributions                      --          --          --           --           --
                                           --------   ---------   ---------  -----------  -----------
Net realized gains
   (losses)                                  (6,267)    (28,972)    (64,518)     (41,926)    (243,439)
                                           --------   ---------   ---------  -----------  -----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                       (3,984)   (149,646)   (321,070)    (746,387)  (2,437,944)
   End of period                             12,541     (30,649)    (57,789)     256,674     (421,277)
                                           --------   ---------   ---------  -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments             16,525     118,997     263,281    1,003,061    2,016,667
                                           --------   ---------   ---------  -----------  -----------
Increase (decrease) in net assets from
   operations                              $ 28,336   $  83,700   $ 220,932  $   964,697  $ 1,695,710
                                           ========   =========   =========  ===========  ===========



                                                                                   MTB
                                                                                  Managed
                                            Growth-       Growth      Mid Cap   Allocation
                                             Income     and Income     Value      Fund -
                                              Fund      Portfolio    Portfolio   Moderate
                                           (Class 2)    (Class VC)  (Class VC)   Growth II
                                          -----------  -----------  ----------  ----------
Investment income:
   Dividends                              $   177,934  $    60,880   $    739    $    790
                                          -----------  -----------   --------    --------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (171,122)    (159,867)    (1,764)     (1,696)
                                          -----------  -----------   --------    --------
Net investment income (loss)                    6,812      (98,987)    (1,025)       (906)
                                          -----------  -----------   --------    --------
Net realized gains (losses) from sale of
   securities                                (351,848)    (387,475)   (32,533)     (8,699)
Realized gain distributions                        --           --         --          --
                                          -----------  -----------   --------    --------
Net realized gains
   (losses)                                  (351,848)    (387,475)   (32,533)     (8,699)
                                          -----------  -----------   --------    --------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (2,598,273)  (2,164,575)   (42,338)     (8,430)
   End of period                           (1,092,668)     (71,495)    35,900      11,174
                                          -----------  -----------   --------    --------
Change in net unrealized appreciation
   (depreciation) of investments            1,505,605    2,093,080     78,238      19,604
                                          -----------  -----------   --------    --------
Increase (decrease) in net assets from
   operations                             $ 1,160,569  $ 1,606,618   $ 44,680    $  9,999
                                          ===========  ===========   ========    ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2010
                                   (continued)

                                                       Franklin
                                                      Templeton
                                                         VIP
                                           Franklin    Founding
                                            Income      Funds       Allocation     Allocation
                                          Securities  Allocation     Balanced        Growth
                                             Fund        Fund       Portfolio      Portfolio
                                           (Class 2)  (Class 2)   (Class 3) (1)  (Class 3) (1)
                                          ----------  ----------  -------------  -------------
Investment income:
   Dividends                               $141,621    $ 60,610      $29,433        $ 1,992
                                           --------    --------      -------        -------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (34,305)    (39,269)      (5,414)        (1,003)
                                           --------    --------      -------        -------
Net investment income (loss)                107,316      21,341       24,019            989
                                           --------    --------      -------        -------
Net realized gains (losses) from sale
   of securities                            (11,154)    (10,612)       4,478            861
Realized gain distributions                      --         227           --             --
                                           --------    --------      -------        -------
Net realized gains (losses)                 (11,154)    (10,385)       4,478            861
                                           --------    --------      -------        -------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      167,982      60,815           --             --
   End of period                            321,986     293,891       34,229         26,304
                                           --------    --------      -------        -------
Change in net unrealized appreciation
   (depreciation) of investments            154,004     233,076       34,229         26,304
                                           --------    --------      -------        -------
Increase (decrease) in net assets from
   operations                              $250,166    $244,032      $62,726        $28,154
                                           ========    ========      =======        =======




                                                           Allocation
                                           Allocation       Moderate         Real
                                            Moderate         Growth         Return
                                            Portfolio      Portfolio      Portfolio
                                          (Class 3) (1)  (Class 3) (1)  (Class 3) (1)
                                          -------------  -------------  -------------
Investment income:
   Dividends                                 $24,163        $13,680       $ 27,176
                                             -------        -------       --------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (6,162)        (3,344)       (14,543)
                                             -------        -------       --------
Net investment income (loss)                  18,001         10,336         12,633
                                             -------        -------       --------
Net realized gains (losses) from sale
   of securities                              24,926            563          3,697
Realized gain distributions                       --             --             --
                                             -------        -------       --------
Net realized gains (losses)                   24,926            563          3,697
                                             -------        -------       --------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                            --             --             --
   End of period                              45,053         39,213        (19,898)
                                             -------        -------       --------
Change in net unrealized appreciation
   (depreciation) of investments              45,053         39,213        (19,898)
                                             -------        -------       --------
Increase (decrease) in net assets from
   operations                                $87,980        $50,112       $ (3,568)
                                             =======        =======       ========

(1)  For the period from January 19, 2010 (inception) to December 31, 2010.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010

                                                      Government
                              Asset       Capital    and Quality                 Natural
                           Allocation  Appreciation      Bond        Growth     Resources
                            Portfolio    Portfolio    Portfolio    Portfolio    Portfolio
                            (Class 1)    (Class 1)    (Class 1)    (Class 1)    (Class 1)
                           ----------  ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $   51,373  $   (144,342) $   163,934  $   (45,632) $   (29,258)
   Net realized gains
      (losses) from
      securities
      transactions           (133,246)     (155,395)      28,709     (725,550)     533,203
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          601,320     2,267,092       85,181    1,378,707       72,846
                           ----------  ------------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations      519,447     1,967,355      277,824      607,525      576,791
                           ----------  ------------  -----------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold               13,022        18,470        8,962        7,564       10,103
   Cost of units
      redeemed               (721,051)   (1,626,572)  (1,940,245)  (1,143,756)    (439,506)
   Net transfers               (2,513)     (358,504)    (255,022)    (186,341)    (185,648)
   Contract
      maintenance
      charge                   (1,800)       (4,271)      (2,540)      (2,189)      (1,030)
                           ----------  ------------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions        (712,342)   (1,970,877)  (2,188,845)  (1,324,722)    (616,081)
                           ----------  ------------  -----------  -----------  -----------
Increase (decrease) in
   net assets                (192,895)       (3,522)  (1,911,021)    (717,197)     (39,290)
Net assets at
   beginning of period      4,814,637    10,927,035    8,599,798    6,025,306    4,829,005
                           ----------  ------------  -----------  -----------  -----------
Net assets at end of
   period                  $4,621,742  $ 10,923,513  $ 6,688,777  $ 5,308,109  $ 4,789,715
                           ==========  ============  ===========  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     502           379          450          244          190
   Units redeemed             (28,365)      (36,023)     (97,341)     (37,851)      (8,727)
   Units transferred             (225)       (7,944)     (13,628)      (6,170)      (3,945)
                           ----------  ------------  -----------  -----------  -----------
Increase (decrease)
   in units
   outstanding                (28,088)      (43,588)    (110,519)     (43,777)     (12,482)
Beginning units               195,126       251,946      445,901      202,291       93,613
                           ----------  ------------  -----------  -----------  -----------
Ending units                  167,038       208,358      335,382      158,514       81,131
                           ==========  ============  ===========  ===========  ===========

                                                       Government
                              Asset        Capital    and Quality
                            Allocation  Appreciation      Bond       Growth
                            Portfolio     Portfolio    Portfolio    Portfolio
                            (Class 3)     (Class 3)    (Class 3)    (Class 3)
                           -----------  ------------  -----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $    28,259  $   (246,158) $   618,843  $  (76,245)
   Net realized gains
      (losses) from
      securities
      transactions             (49,695)     (296,930)     154,696    (537,223)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           331,035     3,814,882      112,985   1,451,426
                           -----------  ------------  -----------  ----------
      Increase (decrease)
         in net assets
         from operations       309,599     3,271,794      886,524     837,958
                           -----------  ------------  -----------  ----------
From capital
   transactions:
   Net proceeds from
      units sold                   682       747,083    1,265,104      12,850
   Cost of units
      redeemed                (151,754)   (1,228,534)  (2,753,056)   (652,298)
   Net transfers               296,245      (316,941)   1,982,412    (220,256)
   Contract
      maintenance
      charge                      (413)       (2,478)      (4,101)     (1,165)
                           -----------  ------------  -----------  ----------
      Increase (decrease)
         in net assets
         from capital
         transactions          144,760      (800,870)     490,359    (860,869)
                           -----------  ------------  -----------  ----------
Increase (decrease) in
   net assets                  454,359     2,470,924    1,376,883     (22,911)
Net assets at
   beginning of period       2,499,747    16,185,271   28,711,309   7,462,189
                           -----------  ------------  -----------  ----------
Net assets at end of
   period                  $ 2,954,106  $ 18,656,195  $30,088,192  $7,439,278
                           ===========  ============  ===========  ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                       25        39,836       88,790         431
   Units redeemed               (6,314)      (32,643)    (145,319)    (23,090)
   Units transferred            12,033        (2,208)     112,646      (8,687)
                           -----------  ------------  -----------  ----------
Increase (decrease)
   in units
   outstanding                   5,744         4,985       56,117     (31,346)
Beginning units                107,044       457,119    1,567,119     271,693
                           -----------  ------------  -----------  ----------
Ending units                   112,788       462,104    1,623,236     240,347
                           ===========  ============  ===========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                             Natural   Aggressive    Alliance               Blue Chip
                            Resources    Growth       Growth     Balanced     Growth
                            Portfolio   Portfolio   Portfolio    Portfolio  Portfolio
                            (Class 3)   (Class 1)   (Class 1)    (Class 1)  (Class 1)
                           ----------  ----------  -----------  ----------  ---------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $  (74,706) $  (29,387) $   (73,871) $   14,452  $ (10,369)
   Net realized gains
      (losses) from
      securities
      transactions           (189,679)   (207,674)    (526,805)   (102,889)    26,180
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments        1,352,857     576,984    1,414,714     451,116     80,351
                           ----------  ----------  -----------  ----------  ---------
      Increase (decrease)
         in net assets
         from operations    1,088,472     339,923      814,038     362,679     96,162
                           ----------  ----------  -----------  ----------  ---------
From capital
   transactions:
   Net proceeds from
      units sold               59,209       7,837       44,632       9,274     16,489
   Cost of units
      redeemed               (406,582)   (272,864)  (1,535,479)   (622,630)  (159,588)
   Net transfers             (486,621)    (86,888)    (368,188)    (85,290)   (33,608)
   Contract
      maintenance
      charge                   (2,812)     (1,390)      (6,224)     (2,000)      (307)
                           ----------  ----------  -----------  ----------  ---------
      Increase (decrease)
         in net assets
         from capital
         transactions        (836,806)   (353,305)  (1,865,259)   (700,646)  (177,014)
                           ----------  ----------  -----------  ----------  ---------
Increase (decrease) in
   net assets                 251,666     (13,382)  (1,051,221)   (337,967)   (80,852)
Net assets at
   beginning of period      8,506,937   1,995,706   11,652,077   4,009,735    896,360
                           ----------  ----------  -----------  ----------  ---------
Net assets at end of
   period                  $8,758,603  $1,982,324  $10,600,856  $3,671,768  $ 815,508
                           ==========  ==========  ===========  ==========  =========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                   1,867         598        1,474         606      2,765
   Units redeemed              (8,799)    (23,128)     (51,434)    (39,532)   (26,852)
   Units transferred          (10,012)     (7,515)     (12,286)     (5,633)    (3,667)
                           ----------  ----------  -----------  ----------  ---------
Increase (decrease)
   in units
   outstanding                (16,944)    (30,045)     (62,246)    (44,559)   (27,754)
Beginning units               188,193     179,178      384,009     264,181    154,942
                           ----------  ----------  -----------  ----------  ---------
Ending units                  171,249     149,133      321,763     219,622    127,188
                           ==========  ==========  ===========  ==========  =========

                                                                   Davis
                            Capital       Cash      Corporate     Venture
                             Growth    Management      Bond        Value
                           Portfolio   Portfolio    Portfolio    Portfolio
                           (Class 1)   (Class 1)    (Class 1)    (Class 1)
                           ---------  -----------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $  (7,583) $   (79,776) $   229,569  $  (146,900)
   Net realized gains
      (losses) from
      securities
      transactions           (32,826)    (146,979)     235,459      (75,691)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          72,799      134,598      (11,010)   2,071,226
                           ---------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations      32,390      (92,157)     454,018    1,848,635
                           ---------  -----------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold                 964       92,805       47,256       70,869
   Cost of units
      redeemed              (135,245)  (1,192,742)  (1,068,248)  (2,298,609)
   Net transfers             (10,447)    (533,270)     (80,125)    (439,354)
   Contract
      maintenance
      charge                    (148)      (2,269)      (1,323)      (8,044)
                           ---------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions       (144,876)  (1,635,476)  (1,102,440)  (2,675,138)
                           ---------  -----------  -----------  -----------
Increase (decrease) in
   net assets               (112,486)  (1,727,633)    (648,422)    (826,503)
Net assets at
   beginning of period       556,944    6,187,757    5,354,550   20,066,885
                           ---------  -----------  -----------  -----------
Net assets at end of
   period                  $ 444,458  $ 4,460,124  $ 4,706,128  $19,240,382
                           =========  ===========  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                    141        6,944        2,071        2,120
   Units redeemed            (19,308)     (89,063)     (46,379)     (70,383)
   Units transferred          (1,438)     (39,655)      (3,689)     (13,303)
                           ---------  -----------  -----------  -----------
Increase (decrease)
   in units
   outstanding               (20,605)    (121,774)     (47,997)     (81,566)
Beginning units               79,753      457,045      245,067      616,932
                           ---------  -----------  -----------  -----------
Ending units                  59,148      335,271      197,070      535,366
                           =========  ===========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2010
                                   (continued)

                            "Dogs" of     Emerging       Equity     Fundamental    Global
                           Wall Street    Markets    Opportunities    Growth        Bond
                            Portfolio    Portfolio     Portfolio     Portfolio    Portfolio
                            (Class 1)    (Class 1)     (Class 1)     (Class 1)    (Class 1)
                           -----------  -----------  -------------  -----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $   14,882   $    (4,355)  $  (24,754)   $  (43,587)  $   65,222
   Net realized gains
      (losses) from
      securities
      transactions           (114,382)   (1,094,182)    (479,588)     (298,520)      94,801
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          260,298     1,665,845      927,098       733,066      (42,816)
                           ----------   -----------   ----------    ----------   ----------
      Increase (decrease)
         in net assets
         from operations      160,798       567,308      422,756       390,959      117,207
                           ----------   -----------   ----------    ----------   ----------
From capital
   transactions:
   Net proceeds from
      units sold                2,000        16,882        7,827         2,479        4,168
   Cost of units
      redeemed               (138,797)     (417,899)    (914,991)     (568,040)    (540,523)
   Net transfers               80,287      (111,024)     (71,771)      (76,184)     169,412
   Contract
      maintenance
      charge                     (489)       (1,120)      (1,004)       (1,864)        (663)
                           ----------   -----------   ----------    ----------   ----------
      Increase (decrease)
         in net assets
         from capital
         transactions         (56,999)     (513,161)    (979,939)     (643,609)    (367,606)
                           ----------   -----------   ----------    ----------   ----------
Increase (decrease) in
   net assets                 103,799        54,147     (557,183)     (252,650)    (250,399)
Net assets at
   beginning of period      1,157,504     4,027,781    3,219,225     3,142,876    2,731,498
                           ----------   -----------   ----------    ----------   ----------
Net assets at end of
   period                  $1,261,303   $ 4,081,928   $2,662,042    $2,890,226   $2,481,099
                           ==========   ===========   ==========    ==========   ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     161           829          437           158          184
   Units redeemed             (12,010)      (21,111)     (52,197)      (35,882)     (24,185)
   Units transferred            6,245        (6,380)      (4,360)       (4,733)       7,403
                           ----------   -----------   ----------    ----------   ----------
Increase (decrease)
   in units
   outstanding                 (5,604)      (26,662)     (56,120)      (40,457)     (16,598)
Beginning units               107,196       202,309      198,476       200,267      125,515
                           ----------   -----------   ----------    ----------   ----------
Ending units                  101,592       175,647      142,356       159,810      108,917
                           ==========   ===========   ==========    ==========   ==========

                             Global        Growth       Growth-    High-Yield
                            Equities   Opportunities    Income        Bond
                           Portfolio     Portfolio     Portfolio   Portfolio
                            (Class 1)     (Class 1)    (Class 1)    (Class 1)
                           ----------  -------------  -----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $    5,357    $ (7,459)    $   (44,176) $  390,018
   Net realized gains
      (losses) from
      securities
      transactions            (56,707)     (9,597)       (422,919)   (369,745)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          335,526     115,443       1,138,187     575,048
                           ----------    --------     -----------  ----------
      Increase (decrease)
         in net assets
         from operations      284,176      98,387         671,092     595,321
                           ----------    --------     -----------  ----------
From capital
   transactions:
   Net proceeds from
      units sold               14,176          --          16,014      15,504
   Cost of units
      redeemed               (346,773)    (96,436)     (1,002,188)   (857,027)
   Net transfers               55,732      16,577        (118,438)    (81,435)
   Contract
      maintenance
      charge                   (1,139)       (190)         (4,110)     (1,531)
                           ----------    --------     -----------  ----------
      Increase (decrease)
         in net assets
         from capital
         transactions        (278,004)    (80,049)     (1,108,722)   (924,489)
                           ----------    --------     -----------  ----------
Increase (decrease) in
   net assets                   6,172      18,338        (437,630)   (329,168)
Net assets at
   beginning of period      2,390,781     479,989       7,982,777   5,273,300
                           ----------    --------     -----------  ----------
Net assets at end of
   period                  $2,396,953    $498,327     $ 7,545,147  $4,944,132
                           ==========    ========     ===========  ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     734          --             656         738
   Units redeemed             (17,914)    (17,857)        (40,871)    (41,320)
   Units transferred            3,245       3,225          (5,007)     (4,830)
                           ----------    --------     -----------  ----------
Increase (decrease)
   in units
   outstanding                (13,935)    (14,632)        (45,222)    (45,412)
Beginning units               126,957      96,120         324,465     268,143
                           ----------    --------     -----------  ----------
Ending units                  113,022      81,488         279,243     222,731
                           ==========    ========     ===========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2010
                                   (continued)

                                                              MFS
                           International  International  Massachusetts
                            Diversified     Growth and     Investors     MFS Total     Mid-Cap
                              Equities        Income         Trust         Return       Growth
                             Portfolio      Portfolio      Portfolio     Portfolio    Portfolio
                             (Class 1)      (Class 1)      (Class 1)     (Class 1)    (Class 1)
                           -------------  -------------  -------------  -----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   80,913     $   77,359     $  (20,396)   $   103,358  $  (37,866)
   Net realized gains
      (losses) from
      securities
      transactions             (22,949)      (193,945)        47,583       (172,061)    (77,838)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           147,576        256,616        278,558        695,887     648,251
                            ----------     ----------     ----------    -----------  ----------
      Increase (decrease)
         in net assets
         from operations       205,540        140,030        305,745        627,184     532,547
                            ----------     ----------     ----------    -----------  ----------
From capital
   transactions:
   Net proceeds from
      units sold                15,167         23,402          7,322            639      28,317
   Cost of units
      redeemed                (370,574)      (499,277)      (549,792)    (1,369,593)   (428,597)
   Net transfers               (77,564)      (142,851)       (41,643)      (141,805)   (110,902)
   Contract
      maintenance
      charge                    (1,179)        (1,246)        (1,339)        (2,886)     (1,033)
                            ----------     ----------     ----------    -----------  ----------
      Increase (decrease)
         in net assets
         from capital
         transactions         (434,150)      (619,972)      (585,452)    (1,513,645)   (512,215)
                            ----------     ----------     ----------    -----------  ----------
Increase (decrease) in
   net assets                 (228,610)      (479,942)      (279,707)      (886,461)     20,332
Net assets at
   beginning of period       3,439,741      3,488,884      3,702,865      8,429,102   2,623,238
                            ----------     ----------     ----------    -----------  ----------
Net assets at end of
   period                   $3,211,131     $3,008,942     $3,423,158    $ 7,542,641  $2,643,570
                            ==========     ==========     ==========    ===========  ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                    1,234          1,764            331             24       2,471
   Units redeemed              (29,639)       (38,682)       (25,680)       (51,463)    (41,071)
   Units transferred            (6,244)       (10,621)        (1,807)        (5,348)    (10,701)
                            ----------     ----------     ----------    -----------  ----------
Increase (decrease)
   in units
   outstanding                 (34,649)       (47,539)       (27,156)       (56,787)    (49,301)
Beginning units                274,122        260,669        174,253        325,970     267,269
                            ----------     ----------     ----------    -----------  ----------
Ending units                   239,473        213,130        147,097        269,183     217,968
                            ==========     ==========     ==========    ===========  ==========


                                                                 Total
                               Real                  Telecom     Return
                              Estate   Technology    Utility      Bond
                            Portfolio   Portfolio   Portfolio   Portfolio
                            (Class 1)   (Class 1)   (Class 1)   (Class 1)
                           ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $    5,556   $ (4,332)  $   12,637  $   32,653
   Net realized gains
      (losses) from
      securities
      transactions           (249,961)   (24,312)     (28,326)     52,967
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          581,655     76,298      129,428      32,558
                           ----------   --------   ----------  ----------
      Increase (decrease)
         in net assets
         from operations      337,250     47,654      113,739     118,178
                           ----------   --------   ----------  ----------
From capital
   transactions:
   Net proceeds from
      units sold               16,689        123           32      12,000
   Cost of units
      redeemed               (283,365)   (19,001)    (217,021)   (318,349)
   Net transfers              (11,256)   (14,461)     (22,002)    308,386
   Contract
      maintenance
      charge                     (701)       (98)        (460)       (840)
                           ----------   --------   ----------  ----------
      Increase (decrease)
         in net assets
         from capital
         transactions        (278,633)   (33,437)    (239,451)      1,197
                           ----------   --------   ----------  ----------
Increase (decrease) in
   net assets                  58,617     14,217     (125,712)    119,375
Net assets at
   beginning of period      1,974,109    285,225    1,149,385   2,535,349
                           ----------   --------   ----------  ----------
Net assets at end of
   period                  $2,032,726   $299,442   $1,023,673  $2,654,724
                           ==========   ========   ==========  ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     855         66            2         449
   Units redeemed             (13,729)    (8,826)     (14,653)    (12,016)
   Units transferred             (558)    (7,001)      (1,511)     11,539
                           ----------   --------   ----------  ----------
Increase (decrease)
   in units
   outstanding                (13,432)   (15,761)     (16,162)        (28)
Beginning units               104,904    138,511       79,279     100,191
                           ----------   --------   ----------  ----------
Ending units                   91,472    122,750       63,117     100,163
                           ==========   ========   ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                       American     American
                                                        Funds         Funds       American
                                                        Asset        Global        Funds
                            Aggressive    Alliance    Allocation     Growth        Growth
                              Growth       Growth        SAST         SAST          SAST
                            Portfolio    Portfolio    Portfolio     Portfolio    Portfolio
                            (Class 3)    (Class 3)    (Class 3)     (Class 3)    (Class 3)
                           -----------  -----------  -----------  ------------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $   (16,478) $   (69,339) $    (5,821) $    (67,771) $   (96,552)
   Net realized gains
      (losses) from
      securities
      transactions             (85,068)      57,348      (20,141)     (156,687)    (216,983)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           284,032      599,871      258,173     1,167,018    1,508,660
                           -----------  -----------  -----------  ------------  -----------
      Increase (decrease)
         in net assets
         from operations       182,486      587,880      232,211       942,560    1,195,125
                           -----------  -----------  -----------  ------------  -----------
From capital
   transactions:
   Net proceeds from
      units sold               351,030       65,477      360,208     2,107,360      969,731
   Cost of units
      redeemed                (171,829)    (822,703)     (43,037)     (289,233)    (260,513)
   Net transfers               (34,913)    (218,136)     137,984     1,200,056      188,784
   Contract
      maintenance
      charge                      (212)      (1,210)        (263)         (994)        (970)
                           -----------  -----------  -----------  ------------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions          144,076     (976,572)     454,892     3,017,189      897,032
                           -----------  -----------  -----------  ------------  -----------
Increase (decrease) in
   net assets                  326,562     (388,692)     687,103     3,959,749    2,092,157
Net assets at
   beginning of period       1,033,878    8,095,527    1,861,924     6,514,268    6,542,389
                           -----------  -----------  -----------  ------------  -----------
Net assets at end of
   period                  $ 1,360,440  $ 7,706,835  $ 2,549,027  $ 10,474,017  $ 8,634,546
                           ===========  ===========  ===========  ============  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                   29,152        3,512       38,468       204,001      104,126
   Units redeemed              (14,679)     (29,476)      (4,568)      (28,187)     (28,560)
   Units transferred            (3,823)      (6,743)      14,910       120,963       23,789
                           -----------  -----------  -----------  ------------  -----------
Increase (decrease)
   in units
   outstanding                  10,650      (32,707)      48,810       296,777       99,355
Beginning units                 95,750      285,087      201,680       637,110      742,619
                           -----------  -----------  -----------  ------------  -----------
Ending units                   106,400      252,380      250,490       933,887      841,974
                           ===========  ===========  ===========  ============  ===========

                             American
                              Funds
                             Growth-
                              Income                  Blue Chip     Capital
                               SAST       Balanced     Growth        Growth
                            Portfolio    Portfolio    Portfolio    Portfolio
                            (Class 3)    (Class 3)    (Class 3)    (Class 3)
                           -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $   (40,142) $     2,529  $   (26,384) $   (43,099)
   Net realized gains
      (losses) from
      securities
      transactions            (220,920)         619       15,427      (78,017)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments         1,027,516      102,532      246,693      324,700
                           -----------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations       766,454      105,680      235,736      203,584
                           -----------  -----------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold               405,225       70,633      519,505        9,398
   Cost of units
      redeemed                (322,793)    (120,450)    (136,622)    (186,602)
   Net transfers               116,169       58,430      293,994      111,220
   Contract
      maintenance
      charge                    (1,100)        (274)        (374)        (333)
                           -----------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions          197,501        8,339      676,503      (66,317)
                           -----------  -----------  -----------  -----------
Increase (decrease) in
   net assets                  963,955      114,019      912,239      137,267
Net assets at
   beginning of period       7,615,960      983,825    1,506,109    2,712,195
                           -----------  -----------  -----------  -----------
Net assets at end of
   period                  $ 8,579,915  $ 1,097,844  $ 2,418,348  $ 2,849,462
                           ===========  ===========  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                   46,849        6,386       72,876        1,357
   Units redeemed              (37,337)      (8,234)     (23,107)     (26,260)
   Units transferred            17,390        4,906       49,693       17,523
                           -----------  -----------  -----------  -----------
Increase (decrease)
   in units
   outstanding                  26,902        3,058       99,462       (7,380)
Beginning units                892,987       67,333      263,250      391,049
                           -----------  -----------  -----------  -----------
Ending units                   919,889       70,391      362,712      383,669
                           ===========  ===========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                            Davis      "Dogs" of
                                Cash        Corporate      Venture        Wall       Emerging
                             Management        Bond         Value       Street       Markets
                              Portfolio     Portfolio     Portfolio    Portfolio    Portfolio
                              (Class 3)     (Class 3)     (Class 3)    (Class 3)    (Class 3)
                            ------------  ------------  ------------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   (159,534) $  1,017,223  $   (206,837) $    13,385  $   (27,797)
   Net realized gains
      (losses) from
      securities
      transactions              (237,685)      516,369      (872,621)     (82,041)  (1,708,429)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments             188,213       303,572     3,226,157      217,427    2,996,976
                            ------------  ------------  ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations        (209,006)    1,837,164     2,146,699      148,771    1,260,750
                            ------------  ------------  ------------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold                 517,559     1,635,829     1,126,745       42,759      426,534
   Cost of units
      redeemed                (4,024,059)   (2,452,240)   (1,843,248)    (110,742)    (545,949)
   Net transfers                (934,595)    1,414,083        83,984       97,309      (52,503)
   Contract
      maintenance
      charge                      (1,156)       (2,948)       (3,400)        (267)      (1,362)
                            ------------  ------------  ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions         (4,442,251)      594,724      (635,919)      29,059     (173,280)
                            ------------  ------------  ------------  -----------  -----------
Increase (decrease) in
   net assets                 (4,651,257)    2,431,888     1,510,780      177,830    1,087,470
Net assets at
   beginning of period        12,943,778    21,246,873    21,381,236    1,034,956    8,178,986
                            ------------  ------------  ------------  -----------  -----------
Net assets at end of
   period                   $  8,292,521  $ 23,678,761  $ 22,892,016  $ 1,212,786  $ 9,266,456
                            ============  ============  ============  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     44,305       100,538        81,272        4,082       25,651
   Units redeemed               (310,364)     (112,636)      (62,653)     (10,187)     (27,757)
   Units transferred             (74,011)       69,439        12,780        8,787       (3,890)
                            ------------  ------------  ------------  -----------  -----------
Increase (decrease)
   in units
   outstanding                  (340,070)       57,341        31,399        2,682       (5,996)
Beginning units                  982,999     1,033,682       739,671       98,526      428,555
                            ------------  ------------  ------------  -----------  -----------
Ending units                     642,929     1,091,023       771,070      101,208      422,559
                            ============  ============  ============  ===========  ===========


                                Equity        Foreign    Fundamental     Global
                            Opportunities      Value        Growth        Bond
                              Portfolio      Portfolio    Portfolio    Portfolio
                              (Class 3)      (Class 3)    (Class 3)    (Class 3)
                            -------------  ------------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)          $   (14,042)  $     60,086  $   (68,195) $   149,545
   Net realized gains
      (losses) from
      securities
      transactions              (129,727)      (496,331)    (156,436)     157,152
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments             333,517        828,694      854,429      (72,764)
                             -----------   ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations         189,748        392,449      629,798      233,933
                             -----------   ------------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold                   1,542      2,242,229       21,916      615,898
   Cost of units
      redeemed                  (168,066)    (1,117,635)    (254,115)    (976,595)
   Net transfers                 (60,648)     1,296,956     (170,562)   1,108,634
   Contract
      maintenance
      charge                        (225)        (2,663)        (464)        (742)
                             -----------   ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions           (227,397)     2,418,887     (403,225)     747,195
                             -----------   ------------  -----------  -----------
Increase (decrease) in
   net assets                    (37,649)     2,811,336      226,573      981,128
Net assets at
   beginning of period         1,382,672     16,917,906    4,300,384    5,634,101
                             -----------   ------------  -----------  -----------
Net assets at end of
   period                    $ 1,345,023   $ 19,729,242  $ 4,526,957  $ 6,615,229
                             ===========   ============  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                         94        197,353        1,593       37,191
   Units redeemed                (10,287)       (74,835)     (17,170)     (46,401)
   Units transferred              (3,642)        98,385       (9,895)      54,458
                             -----------   ------------  -----------  -----------
Increase (decrease)
   in units
   outstanding                   (13,835)       220,903      (25,472)      45,248
Beginning units                   89,751      1,070,788      300,518      276,313
                             -----------   ------------  -----------  -----------
Ending units                      75,916      1,291,691      275,046      321,561
                             ===========   ============  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                                                International
                               Global        Growth      Growth-    High-Yield   Diversified
                              Equities   Opportunities    Income       Bond        Equities
                             Portfolio     Portfolio    Portfolio    Portfolio    Portfolio
                             (Class 3)     (Class 3)    (Class 3)    (Class 3)    (Class 3)
                            -----------  -------------  ---------  -----------  -------------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $    (2,121)  $   (68,218)  $  (5,051) $   299,528   $    250,022
   Net realized gains
      (losses) from
      securities
      transactions              (62,451)        3,244     (22,247)    (141,943)      (115,180)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments            267,131     1,012,008      86,187      276,645        533,487
                            -----------   -----------   ---------  -----------   ------------
      Increase (decrease)
         in net assets
         from operations        202,559       947,034      58,889      434,230        668,329
                            -----------   -----------   ---------  -----------   ------------
From capital
   transactions:
   Net proceeds from
      units sold                 87,002       880,641       7,501      193,756         73,241
   Cost of units
      redeemed                  (84,197)     (291,138)    (27,275)    (275,890)      (904,488)
   Net transfers                250,857        77,702     (28,228)     414,327         (8,577)
   Contract
      maintenance
      charge                       (290)         (513)       (142)        (608)        (1,788)
                            -----------   -----------   ---------  -----------   ------------
      Increase (decrease)
         in net assets
         from capital
         transactions           253,372       666,692     (48,144)     331,585       (841,612)
                            -----------   -----------   ---------  -----------   ------------
Increase (decrease) in
   net assets                   455,931     1,613,726      10,745      765,815       (173,283)
Net assets at
   beginning of period        1,772,927     3,835,506     652,024    3,358,939     11,683,893
                            -----------   -----------   ---------  -----------   ------------
Net assets at end of
   period                   $ 2,228,858   $ 5,449,232   $ 662,769  $ 4,124,754   $ 11,510,610
                            ===========   ===========   =========  ===========   ============
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     4,863       127,685         681       16,523          6,875
   Units redeemed                (4,567)      (53,849)     (1,743)     (14,675)       (76,546)
   Units transferred             13,574         9,497      (1,156)      22,351         (2,144)
                            -----------   -----------   ---------  -----------   ------------
Increase (decrease)
   in units
   outstanding                   13,870        83,333      (2,218)      24,199        (71,815)
Beginning units                 100,765       766,648      29,881      184,146        961,374
                            -----------   -----------   ---------  -----------   ------------
Ending units                    114,635       849,981      27,663      208,345        889,559
                            ===========   ===========   =========  ===========   ============

                                                            MFS
                            International    Marsico    Massachusetts      MFS
                              Growth and     Focused      Investors       Total
                                Income        Growth        Trust         Return
                              Portfolio     Portfolio     Portfolio     Portfolio
                              (Class 3)     (Class 3)     (Class 3)     (Class 3)
                            -------------  -----------  -------------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)          $    281,845  $   (30,641)  $   (43,789)  $   111,344
   Net realized gains
      (losses) from
      securities
      transactions             (1,934,498)    (104,580)       40,341      (230,525)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments            2,345,156      503,519       667,356       819,037
                             ------------  -----------   -----------   -----------
      Increase (decrease)
         in net assets
         from operations          692,503      368,298       663,908       699,856
                             ------------  -----------   -----------   -----------
From capital
   transactions:
   Net proceeds from
      units sold                  114,790      333,877     1,313,767       164,627
   Cost of units
      redeemed                   (847,577)     (99,574)     (378,923)     (714,315)
   Net transfers                  129,189      111,257       704,251       294,220
   Contract
      maintenance
      charge                       (1,553)        (389)         (685)       (1,749)
                             ------------  -----------   -----------   -----------
      Increase (decrease)
         in net assets
         from capital
         transactions            (605,151)     345,171     1,638,410      (257,217)
                             ------------  -----------   -----------   -----------
Increase (decrease) in
   net assets                      87,352      713,469     2,302,318       442,639
Net assets at
   beginning of period         12,567,396    2,091,297     5,372,230     8,812,134
                             ------------  -----------   -----------   -----------
Net assets at end of
   period                    $ 12,654,748  $ 2,804,766   $ 7,674,548   $ 9,254,773
                             ============  ===========   ===========   ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                      11,959       33,063       101,054        15,951
   Units redeemed                 (71,087)      (9,503)      (20,912)      (30,314)
   Units transferred               18,282       12,144        44,420        14,839
                             ------------  -----------   -----------   -----------
Increase (decrease)
   in units
   outstanding                    (40,846)      35,704       124,562           476
Beginning units                 1,004,459      209,617       287,485       387,504
                             ------------  -----------   -----------   -----------
Ending units                      963,613      245,321       412,047       387,980
                             ============  ===========   ===========   ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                          Small &       Small
                              Mid-Cap         Real        Mid Cap      Company
                               Growth        Estate        Value        Value     Technology
                             Portfolio     Portfolio     Portfolio    Portfolio   Portfolio
                             (Class 3)     (Class 3)     (Class 3)    (Class 3)   (Class 3)
                            -----------  ------------  ------------  -----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   (70,713) $     10,112  $   (244,658) $   (62,083) $  (22,787)
   Net realized gains
      (losses) from
      securities
      transactions               58,809    (1,137,380)     (171,696)    (112,057)    (27,824)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          1,004,515     2,601,081     4,377,167    1,563,854     302,223
                            -----------  ------------  ------------  -----------  ----------
      Increase (decrease)
         in net assets
         from operations        992,611     1,473,813     3,960,813    1,389,714     251,612
                            -----------  ------------  ------------  -----------  ----------
From capital
   transactions:
   Net proceeds from
      units sold                324,225       833,238     1,665,485      925,280      12,130
   Cost of units
      redeemed                 (278,049)     (854,668)   (1,112,071)    (384,806)    (99,736)
   Net transfers                164,982       307,748      (355,082)    (112,521)     80,585
   Contract
      maintenance
      charge                       (637)       (1,409)       (2,656)        (757)       (264)
                            -----------  ------------  ------------  -----------  ----------
      Increase (decrease)
         in net assets
         from capital
         transactions           210,521       284,909       195,676      427,196      (7,285)
                            -----------  ------------  ------------  -----------  ----------
Increase (decrease) in
   net assets                 1,203,132     1,758,722     4,156,489    1,816,910     244,327
Net assets at
   beginning of period        4,235,266     8,413,904    16,126,683    5,137,580   1,354,489
                            -----------  ------------  ------------  -----------  ----------
Net assets at end of
   period                   $ 5,438,398  $ 10,172,626  $ 20,283,172  $ 6,954,490  $1,598,816
                            ===========  ============  ============  ===========  ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                    31,012        76,123       122,307      103,853       5,708
   Units redeemed               (26,834)      (45,015)      (65,594)     (44,542)    (45,730)
   Units transferred             14,318        32,303       (11,033)      (6,129)     39,114
                            -----------  ------------  ------------  -----------  ----------
Increase (decrease)
   in units
   outstanding                   18,496        63,411        45,680       53,182        (908)
Beginning units                 443,352       489,433     1,035,009      653,304     673,066
                            -----------  ------------  ------------  -----------  ----------
Ending units                    461,848       552,844     1,080,689      706,486     672,158
                            ===========  ============  ============  ===========  ==========

                                                     Invesco Van
                                           Total     Kampen V.I.  Invesco Van
                             Telecom       Return      Capital    Kampen V.I.
                             Utility        Bond       Growth       Comstock
                            Portfolio    Portfolio      Fund          Fund
                            (Class 3)    (Class 3)   (Series II)  (Series II)
                            ---------  ------------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   6,167  $    187,128  $   (12,691) $  (111,725)
   Net realized gains
      (losses) from
      securities
      transactions            (40,881)      358,675       26,406     (184,374)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           95,518       (33,384)     136,815    1,500,217
                            ---------  ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations       60,804       512,419      150,530    1,204,118
                            ---------  ------------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold               32,047     3,569,705           33    1,287,156
   Cost of units
      redeemed                (39,634)     (709,068)     (66,611)    (486,370)
   Net transfers              (27,679)    3,671,338      361,476      253,452
   Contract
      maintenance
      charge                     (144)       (1,231)         (70)      (1,153)
                            ---------  ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions         (35,410)    6,530,744      294,828    1,053,085
                            ---------  ------------  -----------  -----------
Increase (decrease) in
   net assets                  25,394     7,043,163      445,358    2,257,203
Net assets at
   beginning of period        572,716    11,673,085      629,870    7,602,226
                            ---------  ------------  -----------  -----------
Net assets at end of
   period                   $ 598,110  $ 18,716,248  $ 1,075,228  $ 9,859,429
                            =========  ============  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                   2,854       203,711            3      131,354
   Units redeemed              (2,959)      (33,001)      (6,784)     (44,371)
   Units transferred           (1,768)      168,628       38,134       30,813
                            ---------  ------------  -----------  -----------
Increase (decrease)
   in units
   outstanding                 (1,873)      339,338       31,353      117,796
Beginning units                40,649       528,169       67,920      700,802
                            ---------  ------------  -----------  -----------
Ending units                   38,776       867,507       99,273      818,598
                            =========  ============  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                      Government
                             Invesco Van                                & High
                             Kampen V.I.   Diversified      Equity      Quality
                              Growth and  International     Income       Bond       Income
                             Income Fund     Account       Account      Account    Account
                             (Series II)    (Class 2)     (Class 2)    (Class 2)  (Class 2)
                            ------------  -------------  -----------  ----------  ---------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   (273,281)   $  (1,380)   $    11,662   $    211   $  14,437
   Net realized gains
      (losses) from
      securities
      transactions              (415,835)     (43,844)       (67,453)        (4)       (206)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           2,817,493       93,932        178,833       (203)      5,253
                            ------------    ---------    -----------   --------   ---------
      Increase (decrease)
         in net assets
         from operations       2,128,377       48,708        123,042          4      19,484
                            ------------    ---------    -----------   --------   ---------
From capital
   transactions:
   Net proceeds from
      units sold               1,539,996           --             --         --      21,036
   Cost of units
      redeemed                (1,526,141)     (24,503)      (227,466)       (14)    (60,671)
   Net transfers                 435,091      (18,142)       (21,629)     9,135      16,211
   Contract
      maintenance
      charge                      (2,697)        (118)          (241)        (6)        (43)
                            ------------    ---------    -----------   --------   ---------
      Increase (decrease)
         in net assets
         from capital
         transactions            446,249      (42,763)      (249,336)     9,115     (23,467)
                            ------------    ---------    -----------   --------   ---------
Increase (decrease) in
   net assets                  2,574,626        5,945       (126,294)     9,119      (3,983)
Net assets at
   beginning of period        18,697,780      470,303      1,041,372      1,785     308,706
                            ------------    ---------    -----------   --------   ---------
Net assets at end of
   period                   $ 21,272,406    $ 476,248    $   915,078   $ 10,904   $ 304,723
                            ============    =========    ===========   ========   =========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                    145,875           --             --         --       2,490
   Units redeemed               (122,194)      (4,222)       (26,900)        (3)     (7,144)
   Units transferred              49,665       (3,060)        (2,569)     1,183       1,851
                            ------------    ---------    -----------   --------   ---------
Increase (decrease)
   in units
   outstanding                    73,346       (7,282)       (29,469)     1,180      (2,803)
Beginning units                1,498,350       81,570        128,587        245      37,750
                            ------------    ---------    -----------   --------   ---------
Ending units                   1,571,696       74,288         99,118      1,425      34,947
                            ============    =========    ===========   ========   =========



                             LargeCap    LargeCap    MidCap       Money
                              Blend       Growth      Blend       Market
                            Account II   Account     Account     Account
                             (Class 2)  (Class 2)   (Class 2)   (Class 2)
                            ----------  ---------  -----------  ---------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)          $    386    $   (645) $     9,791  $  (3,530)
   Net realized gains
      (losses) from
      securities
      transactions             (9,121)      1,257     (303,768)        --
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           18,296       5,659      622,962         --
                             --------    --------  -----------  ---------
      Increase (decrease)
         in net assets
         from operations        9,561       6,271      328,985     (3,530)
                             --------    --------  -----------  ---------
From capital
   transactions:
   Net proceeds from
      units sold                   --          --       21,036         --
   Cost of units
      redeemed                 (8,246)    (11,087)    (214,940)   (67,761)
   Net transfers                 (289)         --     (227,366)    97,380
   Contract
      maintenance
      charge                      (33)         (5)      (1,135)       (61)
                             --------    --------  -----------  ---------
      Increase (decrease)
         in net assets
         from capital
         transactions          (8,568)    (11,092)    (422,405)    29,558
                             --------    --------  -----------  ---------
Increase (decrease) in
   net assets                     993      (4,821)     (93,420)    26,028
Net assets at
   beginning of period         95,490      49,180    1,687,684    178,972
                             --------    --------  -----------  ---------
Net assets at end of
   period                    $ 96,483    $ 44,359  $ 1,594,264  $ 205,000
                             ========    ========  ===========  =========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                      --          --        2,448         --
   Units redeemed              (1,502)     (1,853)     (22,037)   (11,376)
   Units transferred              (32)         --      (25,920)    16,316
                             --------    --------  -----------  ---------
Increase (decrease)
   in units
   outstanding                 (1,534)     (1,853)     (45,509)     4,940
Beginning units                16,785       8,239      203,119     30,188
                             --------    --------  -----------  ---------
Ending units                   15,251       6,386      157,610     35,128
                             ========    ========  ===========  =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                              Principal      Real                        SAM          SAM
                               Capital      Estate         SAM      Conservative  Conservative
                            Appreciation  Securities     Balanced     Balanced       Growth
                               Account      Account     Portfolio     Portfolio     Portfolio
                              (Class 2)    (Class 2)    (Class 2)     (Class 2)     (Class 2)
                            ------------  ----------  ------------  ------------  ------------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $  (1,402)     $    117   $    166,906    $   6,564    $    20,948
   Net realized gains
      (losses) from
      securities
      transactions             (3,304)       (7,458)      (307,490)      (3,896)       (32,416)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           51,100        11,104      1,176,479       29,000        190,459
                            ---------      --------   ------------    ---------    -----------
      Increase (decrease)
         in net assets
         from operations       46,394         3,763      1,035,895       31,668        178,991
                            ---------      --------   ------------    ---------    -----------
From capital
   transactions:
   Net proceeds from
      units sold                   --            --         48,032           --             --
   Cost of units
      redeemed                (90,226)      (13,212)    (1,566,737)     (19,943)      (185,047)
   Net transfers                   16        (2,088)      (259,071)      88,468          9,157
   Contract
      maintenance
      charge                      (98)          (16)        (3,760)        (301)          (514)
                            ---------      --------   ------------    ---------    -----------
      Increase (decrease)
         in net assets
         from capital
         transactions         (90,308)      (15,316)    (1,781,536)      68,224       (176,404)
                            ---------      --------   ------------    ---------    -----------
Increase (decrease) in
   net assets                 (43,914)      (11,553)      (745,641)      99,892          2,587
Net assets at
   beginning of period        423,978        23,057     10,236,599      267,611      1,509,098
                            ---------      --------   ------------    ---------    -----------
Net assets at end of
   period                   $ 380,064      $ 11,504   $  9,490,958    $ 367,503    $ 1,511,685
                            =========      ========   ============    =========    ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                      --            --          5,094           --             --
   Units redeemed              (8,112)         (828)      (162,316)      (2,638)       (19,639)
   Units transferred                5          (129)       (27,144)      12,107          1,010
                            ---------      --------   ------------    ---------    -----------
Increase (decrease)
   in units
   outstanding                 (8,107)         (957)      (184,366)       9,469        (18,629)
Beginning units                38,916         1,620      1,099,459       36,525        164,436
                            ---------      --------   ------------    ---------    -----------
Ending units                   30,809           663        915,093       45,994        145,807
                            =========      ========   ============    =========    ===========

                               SAM        SAM       Short-
                             Flexible  Strategic     Term     SmallCap
                              Income     Growth    Income      Growth
                            Portfolio  Portfolio   Account   Account II
                            (Class 2)  (Class 2)  (Class 2)  (Class 2)
                            ---------  ---------  ---------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $  27,621  $   2,113  $    (790)  $   (179)
   Net realized gains
      (losses) from
      securities
      transactions            (35,883)    (6,564)     3,986     (1,600)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           78,411     41,401      1,119      2,848
                            ---------  ---------  ---------   --------
      Increase (decrease)
         in net assets
         from operations       70,149     36,950      4,315      1,069
                            ---------  ---------  ---------   --------
From capital
   transactions:
   Net proceeds from
      units sold                6,000         --         --         --
   Cost of units
      redeemed               (272,361)    (6,815)  (103,563)    (7,976)
   Net transfers                4,736    (23,198)       410        138
   Contract
      maintenance
      charge                     (398)       (48)       (59)        (8)
                            ---------  ---------  ---------   --------
      Increase (decrease)
         in net assets
         from capital
         transactions        (262,023)   (30,061)  (103,212)    (7,846)
                            ---------  ---------  ---------   --------
Increase (decrease) in
   net assets                (191,874)     6,889    (98,897)    (6,777)
Net assets at
   beginning of period        991,084    278,293    142,002     14,113
                            ---------  ---------  ---------   --------
Net assets at end of
   period                   $ 799,210  $ 285,182  $  43,105   $  7,336
                            =========  =========  =========   ========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     556         --         --         --
   Units redeemed             (31,377)      (652)   (14,123)    (1,611)
   Units transferred              559     (2,344)        55         26
                            ---------  ---------  ---------   --------
Increase (decrease)
   in units
   outstanding                (30,262)    (2,996)   (14,068)    (1,585)
Beginning units               113,930     28,872     19,963      2,718
                            ---------  ---------  ---------   --------
Ending units                   83,668     25,876      5,895      1,133
                            =========  =========  =========   ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                        Columbia
                             Columbia   Marsico
                               High     Focused
                              Yield     Equities
                              Fund,      Fund,       Asset        Global
                             Variable   Variable   Allocation     Growth         Growth
                              Series     Series       Fund         Fund           Fund
                            (Class A)  (Class A)   (Class 2)     (Class 2)     (Class 2)
                            ---------  ---------  -----------  ------------  ------------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $  18,078  $  (6,325) $    22,169  $      3,562  $    (77,518)
   Net realized gains
      (losses) from
      securities
      transactions             (6,267)   (28,972)     (64,518)      (41,926)     (243,439)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           16,525    118,997      263,281     1,003,061     2,016,667
                            ---------  ---------  -----------  ------------  ------------
      Increase (decrease)
         in net assets
         from operations       28,336     83,700      220,932       964,697     1,695,710
                            ---------  ---------  -----------  ------------  ------------
From capital
   transactions:
   Net proceeds from
      units sold                   --     13,561           --        30,150        30,331
   Cost of units
      redeemed                (44,048)   (87,984)    (107,821)   (1,028,540)     (735,403)
   Net transfers               44,098     (8,882)     (75,458)     (217,293)     (194,461)
   Contract
      maintenance
      charge                      (78)      (134)        (415)       (1,794)       (1,706)
                            ---------  ---------  -----------  ------------  ------------
      Increase (decrease)
         in net assets
         from capital
         transactions             (28)   (83,439)    (183,694)   (1,217,477)     (901,239)
                            ---------  ---------  -----------  ------------  ------------
Increase (decrease) in
   net assets                  28,308        261       37,238      (252,780)      794,471
Net assets at
   beginning of period        293,312    573,393    2,069,569    10,945,587    10,694,952
                            ---------  ---------  -----------  ------------  ------------
Net assets at end of
   period                   $ 321,620  $ 573,654  $ 2,106,807  $ 10,692,807  $ 11,489,423
                            =========  =========  ===========  ============  ============
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                      --      1,209           --         1,508         1,803
   Units redeemed              (2,525)    (8,980)      (7,063)      (50,336)      (42,308)
   Units transferred            2,443       (685)      (4,978)      (10,386)      (10,984)
                            ---------  ---------  -----------  ------------  ------------
Increase (decrease)
   in units
   outstanding                    (82)    (8,456)     (12,041)      (59,214)      (51,489)
Beginning units                17,574     58,840      137,713       519,722       628,545
                            ---------  ---------  -----------  ------------  ------------
Ending units                   17,492     50,384      125,672       460,508       577,056
                            =========  =========  ===========  ============  ============



                                                                       MTB
                                             Growth                  Managed
                               Growth-        and         Mid Cap   Allocation
                                Income       Income        Value      Fund -
                                 Fund      Portfolio     Portfolio   Moderate
                              (Class 2)    (Class VC)   (Class VC)  Growth II
                            ------------  ------------  ----------   ---------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $      6,812  $    (98,987)  $  (1,025)  $    (906)
   Net realized gains
      (losses) from
      securities
      transactions              (351,848)     (387,475)    (32,533)     (8,699)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           1,505,605     2,093,080      78,238      19,604
                            ------------  ------------   ---------   ---------
      Increase (decrease)
         in net assets
         from operations       1,160,569     1,606,618      44,680       9,999
                            ------------  ------------   ---------   ---------
From capital
   transactions:
   Net proceeds from
      units sold                  17,783       647,745         226          --
   Cost of units
      redeemed                  (968,140)     (600,890)    (35,755)       (680)
   Net transfers                (295,859)     (136,081)      3,282     (27,650)
   Contract
      maintenance
      charge                      (1,981)       (1,449)        (94)        (24)
                            ------------  ------------   ---------   ---------
      Increase (decrease)
         in net assets
         from capital
         transactions         (1,248,197)      (90,675)    (32,341)    (28,354)
                            ------------  ------------   ---------   ---------
Increase (decrease) in
   net assets                    (87,628)    1,515,943      12,339     (18,355)
Net assets at
   beginning of period        12,870,904     9,972,867     190,371     135,865
                            ------------  ------------   ---------   ---------
Net assets at end of
   period                   $ 12,783,276  $ 11,488,810   $ 202,710   $ 117,510
                            ============  ============   =========   =========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                      1,223        69,153          18          --
   Units redeemed                (64,161)      (57,375)     (2,662)        (78)
   Units transferred             (19,363)       (5,410)        306      (3,036)
                            ------------  ------------   ---------   ---------
Increase (decrease)
   in units
   outstanding                   (82,301)        6,368      (2,338)     (3,114)
Beginning units                  854,158       984,662      16,254      15,143
                            ------------  ------------   ---------   ---------
Ending units                     771,857       991,030      13,916      12,029
                            ============  ============   =========   =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                            Franklin
                                         Templeton VIP
                              Franklin      Founding                                                   Allocation
                               Income        Funds        Allocation    Allocation      Allocation      Moderate         Real
                             Securities    Allocation      Balanced       Growth         Moderate        Growth         Return
                                Fund          Fund        Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
                             (Class 2)     (Class 2)    (Class 3) (1)  (Class 3) (1)  (Class 3) (1)  (Class 3) (1)  (Class 3) (1)
                            -----------  -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   107,316   $    21,341    $    24,019     $     989     $    18,001     $  10,336     $    12,633
   Net realized gains
      (losses) from
      securities
      transactions              (11,154)      (10,385)         4,478           861          24,926           563           3,697
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments            154,004       233,076         34,229        26,304          45,053        39,213         (19,898)
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
      Increase (decrease)
         in net assets
         from operations        250,166       244,032         62,726        28,154          87,980        50,112          (3,568)
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
From capital
   transactions:
   Net proceeds from
      units sold                380,401        73,314      1,521,006       173,447       1,591,501       846,722       1,872,772
   Cost of units
      redeemed                  (91,823)      (76,922)        (3,313)         (529)       (224,638)       (2,645)        (43,895)
   Net transfers                560,123       383,797        127,667         6,370         174,862        85,821         938,127
   Contract
      maintenance
      charge                       (364)         (433)            --            --              --            --             (11)
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
      Increase (decrease)
         in net assets
         from capital
         transactions           848,337       379,756      1,645,360       179,288       1,541,725       929,898       2,766,993
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
Increase (decrease) in
   net assets                 1,098,503       623,788      1,708,086       207,442       1,629,705       980,010       2,763,425
Net assets at
   beginning of period        1,843,992     2,360,067             --            --              --            --              --
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
Net assets at end of
   period                   $ 2,942,495   $ 2,983,855    $ 1,708,086     $ 207,442     $ 1,629,705     $ 980,010     $ 2,763,425
                            ===========   ===========    ===========     =========     ===========     =========     ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                    38,782         8,403        138,108        18,091         146,395        80,244         164,056
   Units redeemed                (9,447)       (9,007)          (294)          (50)        (19,973)         (248)         (3,838)
   Units transferred             56,634        46,314         11,036           588          16,414         8,277          82,172
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
Increase (decrease)
   in units
   outstanding                   85,969        45,710        148,850        18,629         142,836        88,273         242,390
Beginning units                 196,116       278,168             --            --              --            --              --
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
Ending units                    282,085       323,878        148,850        18,629         142,836        88,273         242,390
                            ===========   ===========    ===========     =========     ===========     =========     ===========

(1)  For the period from January 19, 2010 (inception) to December 31, 2010.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009

                                   Capital     Government                                        Capital     Government
                        Asset       appre-    and Quality                Natural      Asset       appre-    and Quality
                     Allocation    ciation       Bond        Growth     Resources  Allocation    ciation        Bond        Growth
                      Portfolio   Portfolio    Portfolio    Portfolio   Portfolio   Portfolio   Portfolio    Portfolio    Portfolio
                      (Class 1)   (Class 1)    (Class 1)    (Class 1)   (Class 1)   (Class 3)   (Class 3)    (Class 3)    (Class 3)
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)    $   98,562  $  (150,694) $   320,222  $  (22,301) $   (3,285) $   45,898  $  (207,522) $   852,891  $  (53,102)
  Net realized gains
    (losses) from
    securities
    transactions       (402,036)  (1,243,234)      31,116    (964,386)    343,806    (121,798)    (943,782)      54,547  (1,093,477)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments    1,119,625    4,333,260      (84,518)  2,610,831   1,419,552     509,855    5,455,432     (258,853)   3,260,615
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from
      operations        816,151    2,939,332      266,820   1,624,144   1,760,073     433,955    4,304,128      648,585    2,114,036
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
From capital
  transactions:
  Net proceeds from
    units sold            4,753        7,055        2,289       3,216       5,793      18,095      242,409      611,772       59,926
  Cost of units
    redeemed           (598,771)  (2,049,158)  (3,090,809)   (645,877)   (409,149)   (123,541)  (1,024,490)  (2,934,056)   (540,323)
  Net transfers        (199,154)    (476,035)    (675,871)   (116,913)    (29,633)    (64,609)    (329,514)   4,283,464    (644,432)
  Contract
    maintenance
    charge               (2,200)      (4,757)      (3,345)     (2,507)     (1,328)       (479)      (2,765)      (4,431)     (1,356)
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions     (795,372)  (2,522,895)  (3,767,736)   (762,081)   (434,317)   (170,534)  (1,114,360)   1,956,749  (1,126,185)
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
Increase (decrease)
  in net assets          20,779      416,437   (3,500,916)    862,063   1,325,756     263,421    3,189,768    2,605,334      987,851
Net assets at
  beginning of
  period              4,793,858   10,510,598   12,100,714   5,163,243   3,503,249   2,236,326   12,995,503   26,105,975    6,474,338
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
Net assets at end of
  period             $4,814,637  $10,927,035  $ 8,599,798  $6,025,306  $4,829,005  $2,499,747  $16,185,271  $28,711,309  $ 7,462,189
                     ==========  ===========  ===========  ==========  ==========  ==========  ===========  ===========  ===========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold                214          180          118         133         134       1,755       11,611       37,162        3,264
  Units redeemed        (28,531)     (59,267)    (163,277)    (26,742)    (10,021)     (5,791)     (33,967)    (157,503)    (22,272)
  Units transferred     (10,577)     (15,405)     (35,281)     (7,391)     (2,229)     (2,335)      (3,647)     238,365     (26,216)
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
Increase (decrease)
  in units
  outstanding           (38,894)     (74,492)    (198,440)    (34,000)    (12,116)     (6,371)     (26,003)     118,024     (45,224)
Beginning units         234,020      326,438      644,341     236,291     105,729     113,415      483,122    1,449,095      316,917
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
Ending units            195,126      251,946      445,901     202,291      93,613     107,044      457,119    1,567,119      271,693
                     ==========  ===========  ===========  ==========  ==========  ==========  ===========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                                                                                          Davis
                        Natural   Aggressive    Alliance               Blue Chip   Capital       Cash      Corporate     Venture
                       Resources    Growth       Growth     Balanced     Growth     Growth    Management      Bond        Value
                       Portfolio   Portfolio   Portfolio    Portfolio  Portfolio  Portfolio   Portfolio    Portfolio    Portfolio
                       (Class 3)   (Class 1)   (Class 1)    (Class 1)  (Class 1)  (Class 1)   (Class 1)    (Class 1)    (Class 1)
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $  (35,750) $  (24,320) $   (97,355) $   69,478  $ (10,409) $  (8,296) $    41,741  $   224,792  $    11,957
  Net realized gains
    (losses) from
    securities
      transactions      (272,868)   (426,362)  (1,224,470)   (300,369)   (34,301)   (38,160)    (186,020)      31,211     (888,825)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments     3,485,556   1,025,081    4,820,607     986,511    293,006    234,714       28,212    1,034,938    5,728,618
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from
      operations       3,176,938     574,399    3,498,782     755,620    248,296    188,258     (116,067)   1,290,941    4,851,750
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
From capital
  transactions:
  Net proceeds from
   Units sold             61,037         753       27,470       5,826      1,677        600        4,288       99,627       35,873
  Cost of units
    redeemed            (367,154)   (307,883)  (1,814,905)   (646,793)  (247,177)  (220,159)  (3,531,375)  (1,251,275)  (2,875,326)
  Net transfers           64,822     (79,262)    (320,904)    163,028      9,357    (18,041)  (1,179,623)     517,145     (734,298)
  Contract
    maintenance
    charge                (3,252)     (1,409)      (7,062)     (2,254)      (328)      (168)      (2,883)      (1,527)      (9,410)
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (244,547)   (387,801)  (2,115,401)   (480,193)  (236,471)  (237,768)  (4,709,593)    (636,030)  (3,583,161)
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
Increase (decrease)
  in net assets        2,932,391     186,598    1,383,381     275,427     11,825    (49,510)  (4,825,660)     654,911    1,268,589
Net assets at
  beginning of
  period               5,574,546   1,809,108   10,268,696   3,734,308    884,535    606,454   11,013,417    4,699,639   18,798,296
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
Net assets at end of
  period              $8,506,937  $1,995,706  $11,652,077  $4,009,735  $ 896,360  $ 556,944  $ 6,187,757  $ 5,354,550  $20,066,885
                      ==========  ==========  ===========  ==========  =========  =========  ===========  ===========  ===========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               4,852         103        1,118         455        323        107          309        5,325        1,293
  Units redeemed          (9,505)    (35,491)     (73,910)    (49,431)   (52,692)   (38,811)    (258,597)     (66,020)    (108,000)
  Units transferred        3,551     (10,182)     (13,295)     12,607      1,217     (4,295)     (86,268)      28,296      (36,283)
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
Increase (decrease)
  in units
  outstanding             (1,102)    (45,570)     (86,087)    (36,369)   (51,152)   (42,999)    (344,556)     (32,399)    (142,990)
Beginning units          189,295     224,748      470,096     300,550    206,094    122,752      801,601      277,466      759,922
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
Ending units             188,193     179,178      384,009     264,181    154,942     79,753      457,045      245,067      616,932
                      ==========  ==========  ===========  ==========  =========  =========  ===========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                       "Dogs" of                Equity                                           Growth
                         Wall      Emerging    Opportu-   Fundamental    Global      Global    Opportu-     Growth-     High-Yield
                        Street      Markets     nities       Growth       Bond      Equities     nities      Income        Bond
                       Portfolio   Portfolio   Portfolio   Portfolio    Portfolio   Portfolio  Portfolio   Portfolio    Portfolio
                       (Class 1)   (Class 1)   (Class 1)   (Class 1)    (Class 1)   (Class 1)  (Class 1)   (Class 1)    (Class 1)
                      ----------  ----------  ----------  -----------  ----------  ----------  ---------  -----------  -----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $   33,585  $  (51,687) $   (7,061) $  (42,041)  $   48,189  $   28,391  $  (7,403) $   (10,037) $   316,873
  Net realized gains
    (losses) from
    securities
      transactions      (196,668)   (846,799)   (837,887)   (384,818)     135,570    (337,644)  (114,440)  (1,282,203)  (1,148,134)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       342,195   2,742,093   1,614,996   1,248,961      (53,664)    835,314    185,505    3,036,034    2,226,420
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from
      operations         179,112   1,843,607     770,048     822,102      130,095     526,061     63,662    1,743,794    1,395,159
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
From capital
  transactions:
  Net proceeds from
   Units sold              5,700         375       2,539       3,509       92,633       2,566      1,276        6,694        7,250
  Cost of units
    redeemed            (255,754)   (713,732)   (842,705)   (311,002)    (752,475)   (478,854)   (96,866)  (1,547,824)    (955,477)
  Net transfers           65,921     121,897     (54,727)    (87,532)     169,921    (223,645)   (50,539)    (383,315)   1,419,928
  Contract
    maintenance
    charge                  (563)     (1,236)     (1,135)     (2,146)        (743)     (1,271)      (243)      (4,840)      (1,550)
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (184,696)   (592,696)   (896,028)   (397,171)    (490,664)   (701,204)  (146,372)  (1,929,285)     470,151
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
Increase (decrease)
  in net assets           (5,584)  1,250,911    (125,980)    424,931     (360,569)   (175,143)   (82,710)    (185,491)   1,865,310
Net assets at
  beginning of
  period               1,163,088   2,776,870   3,345,205   2,717,945    3,092,067   2,565,924    562,699    8,168,268    3,407,990
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
Net assets at end of
  period              $1,157,504  $4,027,781  $3,219,225  $3,142,876   $2,731,498  $2,390,781  $ 479,989  $ 7,982,777  $ 5,273,300
                      ==========  ==========  ==========  ==========   ==========  ==========  =========  ===========  ===========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold                 652          41         206         254        4,542         189        306          317          409
  Units redeemed         (28,858)    (49,904)    (64,059)    (24,212)     (36,826)    (30,671)   (22,354)     (75,320)     (59,730)
  Units transferred        7,937       9,501      (6,019)     (7,724)       7,370     (16,223)   (13,079)     (19,682)      85,056
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
Increase (decrease)
  in units
  outstanding            (20,269)    (40,362)    (69,872)    (31,682)     (24,914)    (46,705)   (35,127)     (94,685)      25,735
Beginning units          127,465     242,671     268,348     231,949      150,429     173,662    131,247      419,150      242,408
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
Ending units             107,196     202,309     198,476     200,267      125,515     126,957     96,120      324,465      268,143
                      ==========  ==========  ==========  ==========   ==========  ==========  =========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                   MFS
                        Interna-    Interna-    Massach-
                         tional      tional      usetts                                                                    Total
                      Diversified  Growth and   Investors   MFS Total     Mid-Cap      Real                   Telecom     Return
                        Equities     Income       Trust      Return       Growth      Estate    Technology    Utility      Bond
                       Portfolio   Portfolio    Portfolio   Portfolio    Portfolio   Portfolio   Portfolio   Portfolio   Portfolio
                       (Class 1)   (Class 1)    (Class 1)   (Class 1)    (Class 1)   (Class 1)   (Class 1)   (Class 1)   (Class 1)
                      -----------  ----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $   (5,278)  $  (49,420) $   (5,513) $   182,472  $  (35,158) $   11,745   $ (4,125)  $   42,546  $   13,074
  Net realized gains
    (losses) from
    securities
      transactions      (449,029)    (429,254)   (153,113)    (674,357)   (283,770)   (581,580)   (47,834)     (79,676)     26,752
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments     1,085,076    1,223,984     889,313    1,717,305   1,104,728     973,853    158,855      318,510     179,732
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
    Increase
      (decrease) in
      net assets
      from
      operations         630,769      745,310     730,687    1,225,420     785,800     404,018    106,896      281,380     219,558
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
From capital
  transactions:
  Net proceeds from
   Units sold             14,015        7,107       2,117          905       5,558         336        110           --      91,398
  Cost of units
    redeemed            (611,692)    (586,179)   (584,351)  (1,709,618)   (339,110)   (279,703)   (73,940)    (139,008)   (423,025)
  Net transfers         (398,921)    (184,225)   (119,379)    (263,848)    (23,639)   (121,803)   (18,470)     (78,034)    390,773
  Contract
    maintenance
    charge                (1,318)      (1,489)     (1,546)      (3,544)     (1,089)       (720)       (88)        (538)     (1,013)
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (997,916)    (764,786)   (703,159)  (1,976,105)   (358,280)   (401,890)   (92,388)    (217,580)     58,133
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
Increase (decrease)
  in net assets         (367,147)     (19,476)     27,528     (750,685)    427,520       2,128     14,508       63,800     277,691
Net assets at
  beginning of
  period               3,806,888    3,508,360   3,675,337    9,179,787   2,195,718   1,971,981    270,717    1,085,585   2,257,658
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
Net assets at end of
  period              $3,439,741   $3,488,884  $3,702,865  $ 8,429,102  $2,623,238  $1,974,109   $285,225   $1,149,385  $2,535,349
                      ==========   ==========  ==========  ===========  ==========  ==========   ========   ==========  ==========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               1,296          712         100           38       1,336          57         67           --       3,780
  Units redeemed         (60,683)     (51,272)    (32,983)     (76,143)    (42,623)    (19,659)   (43,686)     (11,619)    (17,525)
  Units transferred      (52,405)     (18,593)     (8,758)     (12,202)     (5,277)     (9,450)   (12,668)      (6,500)     15,879
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
Increase (decrease)
  in units
  outstanding           (111,792)     (69,153)    (41,641)     (88,307)    (46,564)    (29,052)   (56,287)     (18,119)      2,134
Beginning units          385,914      329,822     215,894      414,277     313,833     133,956    194,798       97,398      98,057
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
Ending units             274,122      260,669     174,253      325,970     267,269     104,904    138,511       79,279     100,191
                      ==========   ==========  ==========  ===========  ==========  ==========   ========   ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                American    American                American
                                                  Funds       Funds     American      Funds
                                                  Asset      Global      Funds       Growth-
                      Aggressive    Alliance   Allocation    Growth      Growth      Income               Blue Chip     Capital
                        Growth       Growth       SAST        SAST        SAST        SAST      Balanced    Growth      Growth
                       Portfolio   Portfolio    Portfolio   Portfolio   Portfolio   Portfolio  Portfolio   Portfolio   Portfolio
                       (Class 3)   (Class 3)    (Class 3)   (Class 3)   (Class 3)   (Class 3)  (Class 3)   (Class 3)   (Class 3)
                      ----------  -----------  ----------  ----------  ----------  ----------  ---------  ----------  ----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $  (14,314) $   (89,647) $    9,540  $   36,993  $    8,378  $   40,715  $ 16,236   $  (18,765) $  (37,135)
  Net realized gains
    (losses) from
    securities
      transactions      (142,999)    (177,599)     (2,118)     11,515      60,814      18,268   (22,309)     (39,247)   (168,260)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       463,665    2,735,674     279,252   1,752,316   1,710,080   1,661,656   164,318      436,664   1,016,990
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
    Increase
      (decrease) in
      net assets
      from
      operations         306,352    2,468,428     286,674   1,800,824   1,779,272   1,720,639   158,245      378,652     811,595
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
From capital
  transactions:
  Net proceeds from
   Units sold             61,632       19,961      91,454     649,165     319,411     437,365    32,250       81,027      31,004
  Cost of units
    redeemed             (53,168)    (915,183)    (28,296)   (223,992)   (156,819)   (206,063)  (94,254)     (56,838)   (128,284)
  Net transfers         (120,899)    (460,946)    456,433     267,097     177,858     451,670   295,070      (32,287)   (136,822)
  Contract
    maintenance
    charge                  (305)      (1,422)       (299)       (998)       (999)     (1,218)     (229)        (368)       (415)
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (112,740)  (1,357,590)    519,292     691,272     339,451     681,754   232,837       (8,466)   (234,517)
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
Increase (decrease)
  in net assets          193,612    1,110,838     805,966   2,492,096   2,118,723   2,402,393   391,082      370,186     577,078
Net assets at
  beginning of
  period                 840,266    6,984,689   1,055,958   4,022,172   4,423,666   5,213,567   592,743    1,135,923   2,135,117
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
Net assets at end of
  period              $1,033,878  $ 8,095,527  $1,861,924  $6,514,268  $6,542,389  $7,615,960  $983,825   $1,506,109  $2,712,195
                      ==========  ===========  ==========  ==========  ==========  ==========  ========   ==========  ==========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               6,491        1,856      10,632      74,946      44,090      61,313     3,409       13,692       5,267
  Units redeemed          (6,111)     (37,064)     (3,584)    (27,349)    (20,969)    (29,014)   (6,923)     (11,535)    (22,773)
  Units transferred      (11,538)     (19,648)     55,798      40,490      32,999      73,368    22,278       (8,696)    (25,269)
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
Increase (decrease)
  in units
  outstanding            (11,158)     (54,856)     62,846      88,087      56,120     105,667    18,764       (6,539)    (42,775)
Beginning units          106,908      339,943     138,834     549,023     686,499     787,320    48,569      269,789     433,824
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
Ending units              95,750      285,087     201,680     637,110     742,619     892,987    67,333      263,250     391,049
                      ==========  ===========  ==========  ==========  ==========  ==========  ========   ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                  Davis      "Dogs" of                 Equity                   Funda-
                         Cash      Corporate     Venture       Wall       Emerging    Opportu-     Foreign      mental      Global
                      Management      Bond        Value       Street      Markets      nities       Value       Growth        Bond
                      Portfolio    Portfolio    Portfolio    Portfolio   Portfolio   Portfolio    Portfolio    Portfolio   Portfolio
                      (Class 3)    (Class 3)    (Class 3)    (Class 3)   (Class 3)   (Class 3)    (Class 3)    (Class 3)   (Class 3)
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)    $    90,411  $   888,641  $   (43,133) $   26,306  $  (116,124) $   (7,361) $   158,286  $  (57,147) $   98,147
  Net realized gains
    (losses) from
    securities
      transactions      (137,128)     (37,739)  (1,220,223)   (101,415)  (3,868,479)   (328,543)    (297,841)   (232,327)    176,043
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments      (157,156)   3,842,545    6,563,028     228,745    7,993,614     670,191    3,933,723   1,359,382       1,137
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
    Increase
      (decrease) in
      net assets
      from
      operations        (203,873)   4,693,447    5,299,672     153,636    4,009,011     334,287    3,794,168   1,069,908     275,327
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
From capital
  transactions:
  Net proceeds from
   Units sold            122,451      528,929      459,749      46,840      120,341         491      655,893      69,965     153,783
  Cost of units
    redeemed          (2,456,512)  (1,551,031)  (1,420,658)    (30,147)    (423,430)   (147,771)    (833,494)    (92,073)  (412,003)
  Net transfers        3,725,681    1,081,997     (402,732)    (31,763)  (1,279,697)   (124,038)     113,474     (37,233)    733,689
  Contract
    maintenance
    charge                (1,257)      (3,115)      (3,722)       (269)      (1,766)       (266)      (3,016)       (588)      (707)
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions     1,390,363       56,780   (1,367,363)    (15,339)  (1,584,552)   (271,584)     (67,143)    (59,929)    474,762
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
Increase (decrease)
  in net assets        1,186,490    4,750,227    3,932,309     138,297    2,424,459      62,703    3,727,025   1,009,979     750,089
Net assets at
  beginning of
  period              11,757,288   16,496,646   17,448,927     896,659    5,754,527   1,319,969   13,190,881   3,290,405   4,884,012
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
Net assets at end of
  period             $12,943,778  $21,246,873  $21,381,236  $1,034,956  $ 8,178,986  $1,382,672  $16,917,906  $4,300,384  $5,634,101
                     ===========  ===========  ===========  ==========  ===========  ==========  ===========  ==========  ==========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               9,154       31,634       29,708       4,871        8,639          48       53,587       5,909       8,915
  Units redeemed        (185,681)     (80,838)     (56,168)     (3,313)     (26,791)    (11,091)     (60,909)     (7,747)   (20,633)
  Units transferred      279,604       56,062       (4,334)     (3,527)     (74,923)     (9,815)      24,419      (4,674)     37,207
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
Increase (decrease)
  in units
  outstanding            103,077        6,858      (30,794)     (1,969)     (93,075)    (20,858)      17,097      (6,512)     25,489
Beginning units          879,922    1,026,824      770,465     100,495      521,630     110,609    1,053,691     307,030     250,824
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
Ending units             982,999    1,033,682      739,671      98,526      428,555      89,751    1,070,788     300,518     276,313
                     ===========  ===========  ===========  ==========  ===========  ==========  ===========  ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                                                                               MFS
                                                                       Interna-     Interna-                Massachu-
                                    Growth                              tional       tional      Marsico      setts
                        Global     Opportu-    Growth-   High-Yield  Diversified   Growth and    Focused   Investors    MFS Total
                       Equities     nities      Income      Bond       Equities      Income      Growth       Trust      Return
                       Portfolio   Portfolio  Portfolio   Portfolio   Portfolio    Portfolio    Portfolio   Portfolio   Portfolio
                       (Class 3)   (Class 3)  (Class 3)   (Class 3)   (Class 3)    (Class 3)    (Class 3)   (Class 3)   (Class 3)
                      ----------  ----------  ---------  ----------  -----------  -----------  ----------  ----------  ----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $   16,322  $  (48,010) $ (2,647)  $  214,008  $   (48,709) $  (169,066) $  (16,801) $  (16,064) $  169,348
  Net realized gains
    (losses) from
    securities
      transactions       (42,824)    (73,090)  (65,744)    (241,519)    (343,244)  (1,740,005)   (105,788)    (45,859)   (602,190)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       400,191     672,073   211,266      973,651    2,966,435    4,726,408     551,642   1,146,054   1,631,244
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
    Increase
      (decrease) in
      net assets
      from
      operations         373,689     550,973   142,875      946,140    2,574,482    2,817,337     429,053   1,084,131   1,198,402
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
From capital
  transactions:
  Net proceeds from
   Units sold             51,426     249,725     5,122       95,765       63,732      308,552     103,578     408,984      66,632
  Cost of units
    redeemed            (154,510)   (259,185)  (44,905)    (167,806)    (750,462)    (680,908)    (92,452)   (283,125)   (543,800)
  Net transfers          130,743     691,699   (23,585)     359,011     (404,538)     259,297     150,944     636,211     173,468
  Contract
    maintenance
    charge                  (278)       (489)     (155)        (526)      (2,150)      (1,815)       (432)       (593)     (2,049)
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions        27,381     681,750   (63,523)     286,444   (1,093,418)    (114,874)    161,638     761,477    (305,749)
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
Increase (decrease)
  in net assets          401,070   1,232,723    79,352    1,232,584    1,481,064    2,702,463     590,691   1,845,608     892,653
Net assets at
  beginning of
  period               1,371,857   2,602,783   572,672    2,126,355   10,202,829    9,864,933   1,500,606   3,526,622   7,919,481
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
Net assets at end of
  period              $1,772,927  $3,835,506  $652,024   $3,358,939  $11,683,893  $12,567,396  $2,091,297  $5,372,230  $8,812,134
                      ==========  ==========  ========   ==========  ===========  ===========  ==========  ==========  ==========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               3,081      55,327       284        7,062        6,329       32,071      11,403      27,492       4,010
  Units redeemed          (9,461)    (58,688)   (2,135)     (10,795)     (71,268)     (60,269)    (10,968)    (15,960)    (27,238)
  Units transferred        8,013     159,513    (1,034)      25,445      (36,404)      47,030      16,562      46,884       7,458
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
Increase (decrease)
  in units
  outstanding              1,633     156,152    (2,885)      21,712     (101,343)      18,832      16,997      58,416     (15,770)
Beginning units           99,132     610,496    32,766      162,434    1,062,717      985,627     192,620     229,069     403,274
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
Ending units             100,765     766,648    29,881      184,146      961,374    1,004,459     209,617     287,485     387,504
                      ==========  ==========  ========   ==========  ===========  ===========  ==========  ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                 Small &       Small                              Total
                        Mid-Cap       Real       Mid Cap      Company                Telecom     Return      Capital
                         Growth      Estate       Value        Value    Technology   Utility      Bond        Growth     Comstock
                       Portfolio   Portfolio    Portfolio    Portfolio   Portfolio  Portfolio   Portfolio    Portfolio  Portfolio
                       (Class 3)   (Class 3)    (Class 3)    (Class 3)   (Class 3)  (Class 3)   (Class 3)   (Class II)  (Class II)
                      ----------  -----------  -----------  ----------  ----------  ---------  -----------  ----------  ----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $  (57,766) $    21,142  $  (130,929) $  (42,151) $  (16,795)   $18,365  $    47,804  $   (7,485) $  180,791
  Net realized gains
    (losses) from
    securities
      transactions      (107,665)  (2,452,802)    (426,384)   (387,876)   (103,966)   (30,270)      68,637     (20,267)   (441,794)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments     1,429,261    4,640,787    5,456,522   1,699,026     542,008    148,439      592,758     269,179   1,918,792
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
    Increase
      (decrease) in
      net assets
      from
      operations       1,263,830    2,209,127    4,899,209   1,268,999     421,247    136,534      709,199     241,427   1,657,789
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
From capital
  transactions:
  Net proceeds from
   Units sold             21,358      335,834      562,178     224,929      11,270     16,671    1,449,999         204     402,064
  Cost of units
    redeemed            (246,594)    (344,969)    (694,830)   (343,500)    (87,655)   (17,239)    (284,907)    (31,615)   (365,144)
  Net transfers         (125,105)       3,705     (298,985)    194,947     123,203    (43,550)   3,903,112      65,226     508,881
  Contract
    maintenance
    charge                  (768)      (1,457)      (2,768)       (777)       (317)      (183)        (896)        (98)     (1,175)
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (351,109)      (6,887)    (434,405)     75,599      46,501    (44,301)   5,067,308      33,717     544,626
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
Increase (decrease)
  in net assets          912,721    2,202,240    4,464,804   1,344,598     467,748     92,233    5,776,507     275,144   2,202,415
Net assets at
  beginning of
  period               3,322,545    6,211,664   11,661,879   3,792,982     886,741    480,483    5,896,578     354,726   5,399,811
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
Net assets at end of
  period              $4,235,266  $ 8,413,904  $16,126,683  $5,137,580  $1,354,489   $572,716  $11,673,085    $629,870  $7,602,226
                      ==========  ===========  ===========  ==========  ==========   ========  ===========   =========  ==========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               2,708       29,561       48,311      34,506       7,804      1,546       80,534          31      47,690
  Units redeemed         (29,737)     (23,479)     (53,694)    (50,958)    (53,318)    (1,517)     (12,543)     (4,094)    (39,565)
  Units transferred      (16,041)      32,206          409      43,944      67,538    (3,184)      182,838       9,425      67,494
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
Increase (decrease)
  in units
  outstanding            (43,070)      38,288       (4,974)     27,492      22,024     (3,155)     250,829       5,362      75,619
Beginning units          486,422      451,145    1,039,983     625,812     651,042     43,804      277,340      62,558     625,183
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
Ending units             443,352      489,433    1,035,009     653,304     673,066     40,649      528,169      67,920    700,802
                      ==========  ===========  ===========  ==========  ==========   ========  ===========   =========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                              Government
                         Growth                                 & High
                          and       Diversified     Equity     Quality                LargeCap    LargeCap    MidCap      Money
                         Income    International    Income       Bond      Income       Blend      Growth      Blend      Market
                       Portfolio      Account       Account     Account    Account   Account II   Account     Account    Account
                       (Class II)    (Class 2)     (Class 2)  (Class 2)   (Class 2)   (Class 2)  (Class 2)   (Class 2)  (Class 2)
                      -----------  -------------  ----------  ---------   ---------  ----------  ---------  ----------  ---------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $   339,954    $   9,714    $   32,685    $   187   $ 24,536    $   (235)   $   (545) $   (1,373) $  (4,424)
  Net realized gains
    (losses) from
    securities
      transactions       (730,564)     (34,634)     (207,107)       (48)    (5,957)     (6,937)       (176)   (128,285)        --
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments      4,054,509      120,949       314,676         18     27,656      28,145      10,585     510,514         --
                      -----------    ---------    ----------    -------   --------    --------    --------  ----------  ---------
    Increase
      (decrease) in
      net assets
      from
      operations        3,663,899       96,029       140,254        157     46,235      20,973       9,864     380,856     (4,424)
                      -----------    ---------    ----------    -------   --------    --------    --------  ----------  ---------
From capital
  transactions:
  Net proceeds from
   Units sold             596,536           --            --         --         --          --          --          --         --
  Cost of units
    redeemed           (1,154,164)     (22,585)     (207,138)    (2,471)   (66,235)     (3,625)       (627)   (250,353)  (594,581)
  Net transfers           684,465       (1,224)     (146,454)       217        576        (627)         --      (1,208)    57,797
  Contract
    maintenance
    charge                 (2,851)        (146)         (379)       (21)      (117)        (38)         (5)     (1,334)       (62)
                      -----------    ---------    ----------    -------   --------    --------    --------  ----------  ---------
    Increase
      (decrease) in
      net assets
      from capital
      transactions        123,986      (23,955)     (353,971)    (2,275)   (65,776)     (4,290)       (632)   (252,895)  (536,846)
                      -----------    ---------    ----------    -------   --------    --------    --------  ----------  ---------
Increase (decrease)
  in net assets         3,787,885       72,074      (213,717)    (2,118)   (19,541)     16,683       9,232     127,961   (541,270)
Net assets at
  beginning of
  period               14,909,895      398,229     1,255,089      3,903    328,247      78,807      39,948   1,559,723    720,242
                      -----------    ---------    ----------    -------   --------    --------    --------  ----------  ---------
Net assets at end of
  period              $18,697,780    $ 470,303    $1,041,372    $ 1,785   $308,706    $ 95,490    $ 49,180  $1,687,684  $ 178,972
                      ===========    =========    ==========    =======   ========    ========    ========  ==========  =========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               60,673           --            --         --         --          --          --          --         --
  Units redeemed         (104,629)      (4,362)      (29,695)      (341)    (8,956)       (748)       (111)    (33,706)   (98,768)
  Units transferred        88,822         (295)      (24,301)        31         49         (98)         --        (196)     9,695
                      -----------    ---------    ----------    -------    -------    --------    --------  ----------  ---------
Increase (decrease)
  in units
  outstanding              44,866       (4,657)      (53,996)      (310)    (8,907)       (846)       (111)    (33,902)   (89,073)
Beginning units         1,453,484       86,227       182,583        555     46,657      17,631       8,350     237,021    119,261
                      -----------    ---------    ----------    -------    -------    --------    --------  ----------  ---------
Ending units            1,498,350       81,570       128,587        245     37,750      16,785       8,239     203,119     30,188
                      ===========    =========    ==========    =======    =======    ========    ========  ==========  =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                        Principal      Real                       SAM           SAM          SAM        SAM       Short-    SmallCap
                         Capital      Estate        SAM      Conservative  Conservative   Flexible   Strategic     Term     Growth
                      Appreciation  Securities    Balanced     Balanced       Growth       Income      Growth     Income    Account
                         Account      Account    Portfolio     Portfolio     Portfolio    Portfolio  Portfolio   Account       II
                        (Class 2)    (Class 2)   (Class 2)     (Class 2)     (Class 2)    (Class 2)  (Class 2)  (Class 2)  (Class 2)
                      ------------  ----------  -----------  ------------  ------------  ----------  ---------  ---------  ---------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)      $  (2,584)     $   323   $   194,425   $   9,129     $   42,870   $   28,925   $  4,550   $  2,430  $   (308)
  Net realized gains
    (losses) from
    securities
    transactions         (56,709)      (4,296)     (465,921)   (103,353)       (54,418)    (127,336)     1,116         58    (3,549)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       151,883        8,596     2,117,543     152,965        292,776      255,219     50,258        995     8,671
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
    Increase
      (decrease) in
      net assets
      from
      operations          92,590        4,623     1,846,047      58,741        281,228      156,808     55,924      3,483     4,814
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
From capital
  transactions:
  Net proceeds from
    Units sold                --           --            --          --            226           --         --         --        --
  Cost of units
    redeemed            (106,774)      (1,061)   (1,910,973)   (357,883)      (140,282)    (313,397)    (1,987)    (3,169)  (11,762)
  Net transfers          (18,474)        (957)      462,660     (82,693)      (204,884)    (132,497)       724    100,737       135
  Contract
    maintenance
    charge                  (117)         (17)       (4,765)       (359)          (586)        (622)      (107)       (74)      (18)
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (125,365)      (2,035)   (1,453,078)   (440,935)      (345,526)    (446,516)    (1,370)    97,494   (11,645)
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
Increase (decrease)
  in net assets          (32,775)       2,588       392,969    (382,194)       (64,298)    (289,708)    54,554    100,977    (6,831)
Net assets at
  beginning of
  period                 456,753       20,469     9,843,630     649,805      1,573,396    1,280,792    223,739     41,025    20,944
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
Net assets at end of
  period               $ 423,978      $23,057   $10,236,599   $ 267,611     $1,509,098   $  991,084   $278,293   $142,002  $ 14,113
                       =========      =======   ===========   =========     ==========   ==========   ========   ========  ========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold                  --           --            --          --             29           --         --         --        --
  Units redeemed         (12,214)        (103)     (240,714)    (58,917)       (17,640)     (42,795)      (247)      (460)   (2,527)
  Units transferred       (2,314)         (99)       56,917     (12,224)       (29,474)     (18,657)        89     14,189        32
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
Increase (decrease)
  in units
  outstanding            (14,528)        (202)     (183,797)    (71,141)       (47,085)     (61,452)      (158)    13,729    (2,495)
Beginning units           53,444        1,822     1,283,256     107,666        211,521      175,382     29,030      6,234     5,213
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
Ending units              38,916        1,620     1,099,459      36,525        164,436      113,930     28,872     19,963     2,718
                       =========      =======   ===========   =========     ==========   ==========   ========   ========  ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                  Columbia
                      Columbia    Marsico
                         High     Focused
                        Yield     Equities                                                                                MTB
                        Fund,      Fund,       Asset       Global                   Growth-      Growth      Mid Cap     Large
                       Variable   Variable  Allocation     Growth       Growth       Income    and Income     Value       Cap
                        Series     Series      Fund         Fund         Fund         Fund      Portfolio   Portfolio   Growth
                      (Class A)  (Class A)   (Class 2)   (Class 2)    (Class 2)    (Class 2)   (Class VC)  (Class VC)   Fund II
                      ---------  ---------  ----------  -----------  -----------  -----------  ----------  ----------  --------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)      $ 20,400   $ (4,599) $   28,299  $    (6,471) $   (76,777) $    19,955  $  (40,434)  $    (507) $   (316)
  Net realized gains
    (losses) from
    securities
    transactions         (6,238)   (28,967)    (70,716)    (458,203)  (1,000,819)    (975,787)   (404,219)    (18,982)  (30,384)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       66,797    154,998     451,588    3,911,701    4,113,729    3,962,568   1,944,029      60,485    30,412
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
    Increase
      (decrease) in
      net assets
      from
      operations         80,959    121,432     409,171    3,447,027    3,036,133    3,006,736   1,499,376      40,996      (288)
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
From capital
  transactions:
  Net proceeds from
    Units sold            2,281      5,000      18,386       23,032       28,372       28,946     292,189         226        --
  Cost of units
    redeemed             (7,056)   (23,738)   (114,741)    (842,084)    (711,105)    (920,985)   (306,114)    (16,049)   (1,381)
  Net transfers          45,618     (4,628)    102,800   (1,055,811)    (764,530)    (640,918)    576,971      28,537   (68,183)
  Contract
    maintenance
    charge                  (53)      (144)       (484)      (2,223)      (2,102)      (2,371)     (1,592)       (127)      (12)
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
    Increase
      (decrease) in
      net assets
      from capital
      transactions       40,790    (23,510)      5,961   (1,877,086)  (1,449,365)  (1,535,328)    561,454      12,587   (69,576)
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
Increase (decrease)
  in net assets         121,749     97,922     415,132    1,569,941    1,586,768    1,471,408   2,060,830      53,583   (69,864)
Net assets at
  beginning of
  period                171,563    475,471   1,654,437    9,375,646    9,108,184   11,399,496   7,912,037     136,788    69,864
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
Net assets at end of
  period               $293,312   $573,393  $2,069,569  $10,945,587  $10,694,952  $12,870,904  $9,972,867   $ 190,371  $     --
                       ========   ========  ==========  ===========  ===========  ===========  ==========   =========  ========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold                183        512       1,483        1,393        2,151        2,232      33,849          24        --
  Units redeemed           (481)    (2,797)     (8,641)     (48,025)     (51,133)     (73,419)    (34,492)     (1,620)     (251)
  Units transferred       3,266       (621)      9,532      (59,032)     (58,714)     (54,574)     72,914       3,187   (10,810)
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
Increase (decrease)
  in units
  outstanding             2,968     (2,906)      2,374     (105,664)    (107,696)    (125,761)     72,271       1,591   (11,061)
Beginning units          14,606     61,746     135,339      625,386      736,241      979,919     912,391      14,663    11,061
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
Ending units             17,574     58,840     137,713      519,722      628,545      854,158     984,662      16,254        --
                       ========   ========  ==========  ===========  ===========  ===========  ==========   =========  ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                                                      Franklin
                                     MTB          MTB          MTB                 Templeton VIP
                                   Managed      Managed      Managed    Franklin      Founding
                      MTB Large  Allocation   Allocation   Allocation    Income        Funds
                         Cap       Fund -       Fund -       Fund -    Securities    Allocation
                        Value    Aggressive  Conservative   Moderate      Fund          Fund
                       Fund II    Growth II    Growth II    Growth II   (Class 2)    (Class 2)
                      ---------  ----------  ------------  ----------  ----------  -------------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $    (116)  $    (495)   $    (57)   $  (1,805)  $   76,616    $   25,059
  Net realized gains
    (losses) from
    securities
    transactions       (107,646)   (108,961)     (5,236)     (27,197)     (51,088)     (171,723)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       98,243      90,902       3,706       50,183      369,900       630,067
                      ---------   ---------    --------    ---------   ----------    ----------
    Increase
      (decrease) in
      net assets
      from
      operations         (9,519)    (18,554)     (1,587)      21,181      395,428       483,403
                      ---------   ---------    --------    ---------   ----------    ----------
From capital
  transactions:
  Net proceeds from
    Units sold               --          --          --           --      129,779        27,364
  Cost of units
    redeemed             (1,370)       (322)        (39)        (879)     (39,942)      (57,140)
  Net transfers        (147,049)    (95,442)    (17,029)     (11,538)     527,992       364,784
  Contract
    maintenance
    charge                   (9)         --          --          (32)        (297)         (470)
                      ---------   ---------    --------    ---------   ----------    ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions     (148,428)    (95,764)    (17,068)     (12,449)     617,532       334,538
                      ---------   ---------    --------    ---------   ----------    ----------
Increase (decrease)
  in net assets        (157,947)   (114,318)    (18,655)       8,732    1,012,960       817,941
Net assets at
  beginning of
  period                157,947     114,318      18,655      127,133      831,032     1,542,126
                      ---------   ---------    --------    ---------   ----------    ----------
Net assets at end of
  period              $      --   $      --    $     --    $ 135,865   $1,843,992    $2,360,067
                      =========   =========    ========    =========   ==========    ==========
ANALYSIS OF INCREASE
  (DECREASE)
  IN UNITS
  OUTSTANDING:
  Units sold                 --          --          --           --       15,515         3,278
  Units redeemed           (261)        (63)         (5)        (117)      (5,024)       (7,859)
  Units transferred     (27,013)    (18,682)     (2,272)      (2,272)      67,549        49,691
                      ---------   ---------    --------    ---------   ----------    ----------
Increase (decrease)
  in units
  outstanding           (27,274)    (18,745)     (2,277)      (2,389)      78,040        45,110
Beginning units          27,274      18,745       2,277       17,532      118,076       233,058
                      ---------   ---------    --------    ---------   ----------    ----------
Ending units                 --          --          --       15,143      196,116       278,168
                      =========   =========    ========    =========   ==========    ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION

     FS Variable Separate Account of First SunAmerica Life Insurance Company (the "Separate Account") is an investment account of First SunAmerica Life Insurance Company (the "Company"). The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a subsidiary of SAFG Retirement Services, Inc. (formerly known as AIG Retirement Services, Inc.), the retirement services and asset management organization within American International Group, Inc. ("American International Group"). American International Group is a holding company, which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings and asset management. AIG Retirement Services, Inc. changed its name to SAFG Retirement Services, Inc. on June 10, 2010. The Separate Account is registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

     The Separate Account offers the following variable annuity products: FSA Advisor, FSA Polaris, FSA Polaris II, FSA Polaris II A-Class Platinum Series, FSA Polaris Advantage, FSA Polaris Choice, FSA Polaris Choice III, FSA Polaris Platinum III, FSA Polaris Preferred Solution, and FSA WM Diversified Strategies III.

     The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms and financial institutions. The distributor of these contracts is SunAmerica Capital Services, Inc., an affiliate of the Company, except for FSA WM Diversified Strategies III, for which the distributor is Principal Funds Distributor, Inc. No underwriting fees are paid in connection with the distribution of these contracts.

     The Separate Account is composed of a total of 106 variable portfolios of different classes (the "Variable Accounts"). Each of the Variable Accounts is invested solely in the shares of one of the following: (1) the ten currently available Class 1 and Class 3 investment portfolios of the Anchor Series Trust (the "Anchor Trust"), (2) the sixty currently available Class 1 and Class 3 investment portfolios of the SunAmerica Series Trust (the "SunAmerica Trust"), (3) the three currently available Series II investment portfolios of the Invesco Variable Insurance Funds (the "Invesco Funds"),
     (4) the seventeen currently available Class 2 investment portfolios of the Principal Variable Contracts Funds, Inc. (the "Principal Funds"), (5) the two currently available Class A investment portfolios of the Columbia Funds Variable Insurance Trust I (the "Columbia Trust I"), (6) the four currently available Class 2 investment portfolios of American Funds Insurance Series (the "American Series"), (7) the two currently available Class VC investment portfolio of the Lord Abbett Series Fund, Inc. (the "Lord Abbett Fund"), (8) the one currently available investment portfolio of the MTB Group of Funds (the "MTB Trust"), (9) the two currently available Class 2 investment portfolios of the Franklin Templeton Variable Insurance Products Trust (the "Franklin Templeton Trust"), or (10) the five currently available Class 3 investment

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION (continued)

     portfolios of the Seasons Series Trust (the "Seasons Trust"). The primary difference between the classes of the Variable Accounts is that the Class 3 shares in the Anchor Trust, the SunAmerica Trust, and the Seasons Trust, the Class 2 shares in the American Series and the Principal Funds, the shares in the MTB Trust, the Class 2 shares in the Franklin Templeton Trust, and the Class II shares in the Invesco Funds are subject to 12b-1 fees of 0.25%, of each classes' average daily net assets, while the Class 1 shares are not subject to 12b-1 fees. The Class VC share of the Lord Abbett Fund and the Class A shares of the Columbia Trust I are not subject to 12b-1 fees. The American Series, the Anchor Trust, the Lord Abbett Fund, the SunAmerica Trust, the Invesco Funds, the Principal Funds, the Columbia Trust I, the MTB Trust, the Franklin Templeton Trust, and the Seasons Trust (collectively referred to as the "Trusts") are diversified, open-ended investment companies, which retain investment advisers to assist in their investment activities. The Anchor Trust, SunAmerica Trust, and Seasons Trust are affiliated investment companies. The contractholder may elect to have payments allocated to one of the offered guaranteed-interest funds of the Company (the "General Account"), which are not a part of the Separate Account. The financial statements include balances allocated by contractholders to the Variable Accounts and do not include balances allocated to the General Account.

     Prior to June 30, 2009, the Principal Capital Appreciation Account was formerly named West Coast Equity Account.

     On October 23, 2009 the MidCap Stock Account of the Principal Funds was merged with and into the MidCap Blend Account. On that date, all assets and liabilities of the MidCap Stock Account were transferred to the MidCap Blend Account in exchange for shares of the MidCap Blend Account with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization.

     One June 1, 2010, the portfolios of the Van Kampen Life Investment Trust (the "Van Kampen Trust") were reorganized into the Invesco Funds. On that date, the Variable Accounts that invested in portfolios of the Van Kampen Trust exchanged their shares in the portfolios of the Van Kampen Trust for shares with an equal value in similar portfolios of the Invesco Funds. The predecessor and current portfolios before and after the changes are listed below.

Predecessor Van Kampen Trust Portfolio   Current Invesco Funds Portfolio
--------------------------------------   ----------------------------------------------
Capital Growth Portfolio                 Invesco Van Kampen V.I. Capital Growth Fund
Comstock Portfolio                       Invesco Van Kampen V.I. Comstock Fund
Growth and Income Portfolio              Invesco Van Kampen V.I. Growth and Income Fund

     Prior to July 16, 2010, the Government & High Quality Bond Account was formerly named Mortgage Securities Account.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENT ACCOUNTING AND VALUATION: The investments are stated at the net asset value of each of the portfolios of the Trusts as determined at the close of the business day. Purchases and sales of shares of the portfolios are valued at the net asset values of such portfolios, which value their investment securities at fair value, on the date the shares are purchased or sold. Dividends and capital gains distributions are recorded on the ex-distribution date. Realized gains and losses on the sale of investments in the Trusts are recognized at the date of sale and are determined on a first-in, first-out basis. Accumulation unit values are computed daily based on total net assets of the portfolios.

     FEDERAL INCOME TAXES: The Company qualifies for federal income tax treatment granted to life insurance companies under subchapter L of the Internal Revenue Service Code (the "Code"). The operations of the Separate Account are part of the total operations of the Company and are not taxed separately. Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code.

     USE OF ESTIMATES: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

     RESERVES FOR CONTRACTS IN PAYOUT (ANNUITIZATION) PERIOD: Net assets allocated to contracts in the payout period are based on the Annuity 2000 Mortality Table, the 1971 Individual Mortality Table and the 1983(a) Individual Mortality Table depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions. An assumed interest rate of 3.5% is used in determining annuity payments for all products.

     The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of the annuitant than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company. The mortality risk during the year did not result in greater longevity of the annuitant than expected. Therefore, there were no transfers to the Separate Accounts by the Company during each of the two fiscal years.

     Annuity benefit payments are recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets.

     RECENT ACCOUNTING PRONOUNCEMENTS: In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (Codification). The

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Codification will become the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and will not have an affect on the Statement of Assets and Liabilities, Schedule of Portfolio Investments, Statement of Operations, and Statement of Changes in Net Assets.

3.   FAIR VALUE MEASUREMENTS

     Assets and liabilities recorded at fair value in the Separate Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Separate Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Separate Account considers factors specific to the asset or liability.

     Level 1--Fair value measurements that are quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets and most mutual funds.

     Level 2--Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, and derivative contracts.

     Level 3--Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

3.   FAIR VALUE MEASUREMENTS (continued)

     The Separate Account assets measured at fair value as of December 31, 2010 consist of investments in trusts, which are registered and open-end mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1. The Separate Account had no liabilities as of December 31, 2010. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2010, and indicating the levels of the fair value measurement based on the levels of the inputs used. As all assets of the Separate Account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of December 31, 2010, is presented.

4.   CHARGES AND DEDUCTIONS

     Charges and deductions are applied against the current value of the Separate Account and are paid as follows:

     WITHDRAWAL CHARGE: Each contract provides that in the event that a contract holder withdraws all or a portion of the contract value during the surrender charge period, withdrawal charges may be assessed on the excess of the free withdrawal amounts as defined in the contract. The withdrawal charges are based on tables of charges applicable to the contracts, with a maximum charge of up to 9% of any amount withdrawn that exceeds the free withdrawal amount, and are recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets. There are no withdrawal charges under the FSA Advisor contract.

     CONTRACT MAINTENANCE CHARGE: An annual contract maintenance charge of $30 or $35 (which may vary based on State) is charged against certain contracts, which reimburses the Company for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance fee will be assessed on each anniversary during the accumulation phase. In the event that a total surrender of contract value is made, the entire charge will be assessed as of the date of surrender, and deducted from that withdrawal. The contract maintenance charge is recorded as a charge in the accompanying Statement of Changes in Net Assets. There are no contract maintenance charges under the FSA Advisor contract.

     SEPARATE ACCOUNT ANNUAL CHARGE: The Separate Account deducts a separate account annual charge comprised of mortality and expense risk charges and distribution expense charges, computed on a daily basis. Separate account annual charges are recorded as a charge in the Statement of Operations. The total annual rates of the net asset value of each portfolio, depending on any optional death benefits elected for each product, is as follows: FSA Advisor 1.52%; FSA Polaris 1.52%; FSA Polaris II 1.52%; FSA Polaris II A-Class

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     Platinum Series 0.85%; FSA Polaris Advantage 1.65% or 1.90%; FSA Polaris Choice 1.52% or 1.72%; FSA Polaris Choice III 1.52% or 1.77%; FSA Polaris Platinum III 1.30% or 1.55%; FSA Polaris Preferred Solution 1.00%, 1.15%, 1.25%, 1.40%, 1.55%, 1.65% or 1.80%; FSA WM Diversified Strategies III 1.55% or 1.70%. The mortality risk charge is compensation for the mortality risks assumed by the Company from its contractual obligations to make annuity payments after the contract has annuitized for the life of the annuitant and to provide the standard death benefit. The expense risk charge is compensation for assuming the risk that the current contract administration charges will be insufficient in the future to cover the cost of administering the contract. The distribution expense is deducted at an annual rate of 0.15% of the net asset value of each portfolio and is included in the respective separate account annual charge rate. This is for all expenses associated with the distribution of the contract. If this charge is not sufficient to cover the cost of distributing the contract, the Company will bear the loss.

     TRANSFER FEE: A transfer fee of $25 ($10 in Pennsylvania and Texas), depending on the contract provisions, may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year and is recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets.

     CAPITAL PROTECTOR FEE: The optional Capital Protector Program offered in FSA Polaris II, FSA Polaris Advantage, FSA Polaris Choice, FSA Polaris Choice III, FSA Polaris Preferred Solution and FSA WM Diversified Strategies III, provides a guaranteed minimum contract value at the end of an applicable waiting period. The annual fee ranges from 0.25% to 0.65% of the contract value minus purchase payments received after the 90th day from the contract issue date. The fee is deducted quarterly from the contract value during the waiting period, and is recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets.

     MARKETLOCK, MARKETLOCK FOR TWO, INCOME REWARDS, MARKETLOCK FOR LIFE PLUS, MARKETLOCK INCOME PLUS, MARKETLOCK FOR LIFE FEE: The optional MarketLock, MarketLock for Two, Income Rewards, MarketLock for Life Plus, MarketLock Income Plus and MarketLock for Life features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The MarketLock feature is offered in FSA Polaris II, FSA Polaris Choice, FSA WM Diversified Strategies III, FSA Polaris Choice III, FSA Polaris II A-Class Platinum Series, FSA Polaris Advantage and FSA Polaris Preferred Solution. The MarketLock for Two feature is offered in FSA Polaris II, FSA Polaris Choice, FSA WM Diversified Strategies III, FSA Polaris Choice III, and FSA Polaris Preferred Solution. The Income Rewards feature is offered in FSA Polaris II, FSA Polaris Choice, FSA WM Diversified Strategies III, FSA Polaris Choice III, and FSA Polaris Preferred Solution. The annual fee ranges from 0.50% to 0.65% for MarketLock, 0.40% for MarketLock for Two prior to the first withdrawal and 0.80% after the first withdrawal and 0.65% for Income Rewards in years 0-7 and 0.45% in years 8-10, of the

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and is recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base is calculated as the greater of eligible purchase payments received during the first two years, adjusted for withdrawals or the maximum anniversary date contract value occurring in the first ten contract years, adjusted for withdrawals.

     The MarketLock for Life Plus feature is offered in FSA Polaris II, FSA Polaris Choice III, FSA Polaris Advantage, FSA Polaris Platinum III, FSA Polaris II A-Class Platinum Series, and FSA Polaris Preferred Solution. The annual fee ranges from 0.65% to 0.95% for one covered person and from 0.90% to 1.25% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock for Life Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

     The MarketLock Income Plus feature is offered in FSA Polaris II, FSA Polaris Choice III, FSA Polaris Platinum III, FSA Polaris Advantage, FSA Polaris II A-Class Platinum Series, and FSA Polaris Preferred Solution. The annual fee ranges from 0.85% to 1.10% for one covered person and from 1.10% to 1.35% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock Income Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

     The MarketLock For Life feature is offered in FSA Polaris II, FSA Polaris Choice III, FSA Polaris Platinum III, FSA Polaris II A-Class Platinum Series, FSA Polaris Advantage, and FSA Polaris Preferred Solution. The annual fee is 0.70% for one covered person and 0.95% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock for Life is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER FEE: The optional SunAmerica Income Plus and SunAmerica Income Builder features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The SunAmerica Income Plus and SunAmerica Income Builder features are offered in FSA Polaris Platinum III, FSA Polaris Choice III, FSA Polaris Advantage and FSA Polaris Preferred Solution. The annual fee is initially 2.20% for one covered person and 2.70% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets. The fee may change after the first year based on an index of market volatility. The Maximum Anniversary Value Benefit Base is calculated as the greater of eligible purchase payments received during the first five years, adjusted for withdrawals plus a credit, if eligible, or the maximum anniversary date contract value.

     PREMIUM TAXES: Certain states charge the Company a premium tax on purchase payments up to a maximum of 3.5%. Some states assess premium taxes at the time purchase payments are made; whereas some states assess premium taxes at the time annuity payments begin or at the time of surrender. There are certain states that do not assess premium taxes. The Company currently deducts premium taxes upon annuitization; however, it reserves the right to deduct any premium taxes when a purchase payment is made or upon surrender of the contract. Premium taxes are deducted from purchases when a contract annuitizes in the Statement of Changes in Net Assets.

     SEPARATE ACCOUNT INCOME TAXES: The Company currently does not maintain a provision for taxes, but has reserved the right to establish such a provision for taxes in the future if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account.

5.   PURCHASES AND SALES OF INVESTMENTS

     The aggregate cost of the Trusts' shares acquired and the aggregate proceeds from shares sold during the period ended December 31, 2010 consist of the following:

                                                           Cost of Shares   Proceeds from
Variable Accounts                                             Acquired       Shares Sold
-----------------                                          --------------   -------------
ANCHOR TRUST:
Asset Allocation Portfolio (Class 1)                       $      191,895   $     852,866
Capital Appreciation Portfolio (Class 1)                          207,071       2,322,292
Government and Quality Bond Portfolio (Class 1)                   764,297       2,789,209
Growth Portfolio (Class 1)                                        132,625       1,502,979

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                           Cost of Shares   Proceeds from
Variable Accounts                                             Acquired       Shares Sold
-----------------                                          --------------   -------------
ANCHOR TRUST (continued):
Natural Resources Portfolio (Class 1)                      $      603,211   $     978,727
Asset Allocation Portfolio (Class 3)                              391,889         218,870
Capital Appreciation Portfolio (Class 3)                        1,537,457       2,584,485
Government and Quality Bond Portfolio (Class 3)                 6,529,310       5,420,108
Growth Portfolio (Class 3)                                        278,313       1,215,427
Natural Resources Portfolio (Class 3)                           1,114,956       1,504,581
SUNAMERICA TRUST:
Aggressive Growth Portfolio (Class 1)                      $       41,309   $     424,001
Alliance Growth Portfolio (Class 1)                               223,281       2,162,411
Balanced Portfolio (Class 1)                                      128,045         814,239
 Blue Chip Growth Portfolio (Class 1)                             115,569         302,952
Capital Growth Portfolio (Class 1)                                 17,665         170,124
Cash Management Portfolio (Class 1)                             2,023,344       3,738,596
Corporate Bond Portfolio (Class 1)                                688,584       1,561,455
Davis Venture Value Portfolio (Class 1)                           213,625       3,035,663
"Dogs" of Wall Street Portfolio (Class 1)                         163,578         205,695
Emerging Markets Portfolio (Class 1)                              155,129         672,645
Equity Opportunities Portfolio (Class 1)                           41,618       1,046,311
Fundamental Growth Portfolio (Class 1)                             20,523         707,719
Global Bond Portfolio (Class 1)                                   427,708         684,310
Global Equities Portfolio (Class 1)                               179,874         452,521
Growth Opportunities Portfolio (Class 1)                           35,852         123,360
Growth-Income Portfolio (Class 1)                                  90,680       1,243,578
High-Yield Bond Portfolio (Class 1)                             1,000,190       1,534,661
International Diversified Equities Portfolio (Class 1)            199,749         552,986
International Growth and Income Portfolio (Class 1)               168,672         711,285
MFS Massachusetts Investors Trust Portfolio (Class 1)              69,383         675,231
MFS Total Return Portfolio (Class 1)                              276,028       1,686,315
Mid-Cap Growth Portfolio (Class 1)                                 34,941         585,022
Real Estate Portfolio (Class 1)                                   222,809         495,886
Technology Portfolio (Class 1)                                     51,687          89,456

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                           Cost of Shares   Proceeds from
Variable Accounts                                             Acquired       Shares Sold
-----------------                                          --------------   -------------
SUNAMERICA TRUST (continued):
Telecom Utility Portfolio (Class 1)                        $       45,744   $     272,558
Total Return Bond Portfolio (Class 1)                             439,629         405,779
Aggressive Growth Portfolio (Class 3)                             425,374         297,776
Alliance Growth Portfolio (Class 3)                               294,634       1,340,545
American Funds Asset Allocation SAST Portfolio (Class 3)          588,412         139,341
American Funds Global Growth SAST Portfolio (Class 3)           3,865,843         916,425
American Funds Growth SAST Portfolio (Class 3)                  1,516,977         716,497
American Funds Growth-Income SAST Portfolio (Class 3)             835,364         678,005
Balanced Portfolio (Class 3)                                      150,408         139,540
Blue Chip Growth Portfolio (Class 3)                              904,146         254,027
 Capital Growth Portfolio (Class 3)                               243,622         353,038
Cash Management Portfolio (Class 3)                             3,168,538       7,770,323
Corporate Bond Portfolio (Class 3)                              5,768,107       4,156,160
Davis Venture Value Portfolio (Class 3)                         2,022,510       2,865,266
"Dogs" of Wall Street Portfolio (Class 3)                         227,263         184,819
Emerging Markets Portfolio (Class 3)                            1,725,452       1,926,529
Equity Opportunities Portfolio (Class 3)                           27,253         268,692
Foreign Value Portfolio (Class 3)                               4,763,866       2,284,893
Fundamental Growth Portfolio (Class 3)                            240,848         712,268
Global Bond Portfolio (Class 3)                                 2,461,554       1,456,269
Global Equities Portfolio (Class 3)                               595,295         344,044
Growth Opportunities Portfolio (Class 3)                        1,358,143         759,669
Growth-Income Portfolio (Class 3)                                  21,395          74,590
High-Yield Bond Portfolio (Class 3)                             1,208,063         576,950
International Diversified Equities Portfolio (Class 3)          1,055,241       1,646,831
International Growth and Income Portfolio (Class 3)             1,678,006       2,001,312
Marsico Focused Growth Portfolio (Class 3)                        572,907         258,377
MFS Massachusetts Investors Trust Portfolio (Class 3)           2,226,739         632,118
MFS Total Return Portfolio (Class 3)                              819,711         965,584
Mid-Cap Growth Portfolio (Class 3)                                806,040         666,232

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                           Cost of Shares   Proceeds from
Variable Accounts                                             Acquired       Shares Sold
-----------------                                          --------------   -------------
SUNAMERICA TRUST (continued):
Real Estate Portfolio (Class 3)                            $    1,860,822   $   1,565,801
Small & Mid Cap Value Portfolio (Class 3)                       3,692,671       3,741,653
Small Company Value Portfolio (Class 3)                         1,559,231       1,194,118
Technology Portfolio (Class 3)                                    154,122         184,194
Telecom Utility Portfolio (Class 3)                               116,787         146,030
Total Return Bond Portfolio (Class 3)                           9,363,409       2,645,537
INVESCO FUNDS (Series II):
Invesco Van Kampen V.I. Capital Growth Fund                $      622,145   $     340,008
Invesco Van Kampen V.I. Comstock Fund                           2,052,931       1,111,571
Invesco Van Kampen V.I. Growth and Income Fund                  2,934,510       2,761,542
PRINCIPAL FUND, INC. (Class 2):
Diversified International Account                          $        5,543   $      49,686
Equity Income Account                                              27,921         265,595
Government & High Quality Bond Account                              9,415              89
Income Account                                                     57,943          66,973
LargeCap Blend Account II                                           2,498          10,680
LargeCap Growth Account                                                 0          11,737
MidCap Blend Account                                               57,842         470,456
Money Market Account                                              159,603         133,575
Principal Capital Appreciation Account                             12,077          96,898
Real Estate Securities Account                                        437          15,636
SAM Balanced Portfolio                                            429,818       2,044,448
SAM Conservative Balanced Portfolio                                99,872          25,084
SAM Conservative Growth Portfolio                                  53,266         208,722
SAM Flexible Income Portfolio                                      52,420         286,822
SAM Strategic Growth Portfolio                                      7,029          34,977
Short-Term Income Account                                           2,257         106,259
SmallCap Growth Account II                                            123           8,148
COLUMBIA TRUST I (Class A):
Columbia High Yield Fund, Variable Series                  $       98,000   $      79,950

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                           Cost of Shares   Proceeds from
Variable Accounts                                             Acquired       Shares Sold
-----------------                                          --------------   -------------
COLUMBIA TRUST I (Class A) (continued):
Columbia Marsico Focused Equities Fund, Variable Series    $       21,134   $     110,898
AMERICAN SERIES (Class 2):
Asset Allocation Fund                                      $       51,484   $     213,010
Global Growth Fund                                                520,998       1,734,914
Growth Fund                                                       387,985       1,366,742
Growth-Income Fund                                                372,152       1,613,535
LORD ABBETT FUND (Class VC):
Growth and Income Portfolio                                $    1,310,561   $   1,500,223
Mid Cap Value Portfolio                                            28,291          61,657
MTB TRUST:
MTB Managed Allocation Fund - Moderate Growth II           $       13,182   $      42,443
FRANKLIN TEMPLETON TRUST (Class 2):
Franklin Income Securities Fund                            $    1,234,352   $     278,699
Franklin Templeton VIP Founding Funds Allocation Fund             591,037         189,717
SEASONS TRUST (Class 3):
Allocation Balanced Portfolio (1)                          $    1,793,503   $     124,124
Allocation Growth Portfolio (1)                                   188,147           7,870
Allocation Moderate Portfolio (1)                               1,913,261         353,535
Allocation Moderate Growth Portfolio (1)                          954,531          14,297
Real Return Portfolio (1)                                       2,955,081         175,455

(1)  For the period from January 19, 2010 (inception) to December 31, 2010.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

6.   OTHER MATTERS

     On March 8, 2010, American International Group announced a definitive agreement for the sale of American Life Insurance Company ("ALICO"), one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. ("MetLife") for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The ALICO sale closed on November 1, 2010. The fair value of the consideration at closing was approximately $16.2 billion.

     American International Group closed the sale of a portion of its asset management business to Pacific Century Group at the end of March 2010, and the divested portion of the asset management business has been branded as PineBridge Investments. In connection with the closing of the sale, the Company's investment advisory agreement previously entered into with AIG Global Investment Corp. was assigned to AIG Asset Management (U.S.), LLC ("AMG"), an American International Group affiliate, and the majority of the Company's invested assets are currently managed by AMG.

     On September 30, 2010, American International Group entered into an agreement-in-principle with the U.S. Department of the Treasury (the "Department of the Treasury"), the Federal Reserve Bank of New York (the "New York Fed"), and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), for a series of integrated transactions to recapitalize American International Group (the "Recapitalization"). American International Group completed the Recapitalization on January 14, 2011 (see note 7).

     On October 29, 2010, American International Group completed an initial public offering of 8.08 billion ordinary shares of AIA Group Limited for aggregate gross proceeds of approximately $20.51 billion. Upon completion of the initial public offering, American International Group owned approximately thirty-three percent of AIA Group Limited's outstanding shares.

     Additional information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding American International Group as described in these footnotes is qualified by regulatory filings American International Group files from time to time with the SEC.

7.   SUBSEQUENT EVENTS

     On January 14, 2011, American International Group completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, American International Group repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under American International Group's revolving credit facility with the New York Fed (the "New York Fed

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   SUBSEQUENT EVENTS (continued)

     credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of American International Group's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of American International Group common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of American International Group's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of American International Group common stock; and (iii) the shares of American International Group's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for
     (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of American International Group's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of American International Group common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued American International Group common stock, representing ownership of approximately 92 percent of the outstanding American International Group common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of American International Group common stock on the open market.

     On March 10, 2011, American International Group submitted a binding bid to the New York Fed to purchase all of the residential mortgage backed securities ("RMBS") owned by Maiden Lane II LLC for $15.7 billion in cash. If the New York Fed accepted the binding bid, it was anticipated that the Company (along with certain other American International Group companies) would be a purchaser of certain of these RMBS. On March 30, 2011, the New York Fed announced that it was declining American International Group's offer to purchase all of the RMBS held in the Maiden Lane II portfolio and instead would sell these securities through a competitive process.

     On March 30, 2011, American International Group and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that American International Group would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level RBC (as defined under applicable insurance laws). The CMA also provides that if the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its equity holders in an amount in excess of that required to maintain the specified minimum percentage. The CMA will replace an existing support agreement in

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   SUBSEQUENT EVENTS (continued)

     effect between American International Group and the Company, which agreement will be terminated by American International Group in accordance with its terms on April 24, 2011

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES

     A summary of unit values and units outstanding for variable accounts and the expense ratios, excluding expenses of the underlying funds, total return and investment income ratios for the periods ended December 31, 2010, 2009, 2008, 2007, and 2006, follows:

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Asset Allocation Portfolio (Class 1)
2010    167,038           27.67      4,621,742           1.52%   2.66%                      12.14%
2009    195,126           24.68      4,814,637           1.52%   3.72%                      20.46%
2008    234,020           20.49      4,793,858           1.52%   2.96%                     -24.21%
2007    312,307           27.03      8,441,259           1.52%   2.73%                       6.81%
2006    394,248           25.31      9,977,259           1.52%   3.26%                       9.64%
Capital Appreciation Portfolio (Class 1)
2010    208,358           52.43     10,923,513           1.52%   0.13%                      20.88%
2009    251,946           43.37     10,927,035           1.52%   0.00%                      34.70%
2008    326,438           32.20     10,510,598           1.52%   0.00%                     -41.25%
2007    431,219           54.81     23,633,281           1.52%   0.33%                      25.78%
2006    541,588           43.57     23,597,538           1.52%   0.14%                       9.74%
Government and Quality Bond Portfolio (Class 1)
2010    335,382           19.94      6,688,777           1.52%   3.72%                       3.41%
2009    445,901           19.28      8,599,798           1.52%   4.56%                       2.69%
2008    644,341           18.78     12,100,714           1.52%   3.96%                       2.76%
2007    774,986           18.27     14,162,953           1.52%   3.74%                       4.69%
2006    938,287           17.46     16,379,702           1.52%   3.58%                       1.74%
Growth Portfolio (Class 1)
2010    158,514           33.48      5,308,109           1.52%   0.69%                      12.42%
2009    202,291           29.78      6,025,306           1.52%   1.10%                      36.31%
2008    236,291           21.85      5,163,243           1.52%   0.73%                     -41.32%
2007    309,303           37.23     11,517,240           1.52%   0.69%                       8.53%
2006    373,400           34.31     12,810,872           1.52%   0.60%                      11.58%
Natural Resources Portfolio (Class 1)
2010     81,131           59.04      4,789,715           1.52%   0.87%                      14.45%
2009     93,613           51.58      4,829,005           1.52%   1.44%                      55.68%
2008    105,729           33.13      3,503,249           1.52%   0.89%                     -50.56%
2007    140,008           67.01      9,382,357           1.52%   1.09%                      38.09%
2006    178,574           48.53      8,665,254           1.52%   0.62%                      23.05%
Asset Allocation Portfolio (Class 3)
2010    112,788  15.32 to 26.73(4)   2,954,106  0.85% to 1.77%   2.58%       11.58%     to  12.61%
2009    107,044  13.61 to 23.95(4)   2,499,747  0.85% to 1.77%   3.52%       19.85%     to  20.96%(5)
2008    113,415  11.25 to 19.98(4)   2,236,326  0.85% to 1.77%   2.98%      -24.59%     to -23.89%
2007    107,800  26.50 to 26.60(4)   2,865,079  1.52% to 1.77%   2.66%        6.28%     to   6.54%
2006     97,095  24.78 to 24.97      2,422,849  1.52% to 1.72%   3.36%        9.15%     to   9.37%(5)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Capital Appreciation Portfolio (Class 3)
2010    462,104  12.72 to 17.24(4)  18,656,195  0.85% to 1.90%   0.00%       20.12%     to  21.39%
2009    457,119  10.59 to 14.20(4)  16,185,271  0.85% to 1.90%   0.00%       33.85%     to  35.26%
2008    483,122   7.91 to 10.50(4)  12,995,503  0.85% to 1.90%   0.00%      -41.63%     to -41.01%
2007    415,143  17.79 to 53.43(4)  20,055,223  0.85% to 1.77%   0.15%       25.16%     to  26.32%
2006    334,692  14.09 to 42.69(4)  14,012,679  0.85% to 1.77%   0.00%        3.91%(8)  to   6.02%(5)(7)
Government and Quality Bond Portfolio (Class 3)
2010  1,623,236  11.31 to 15.93(4)  30,088,192  0.85% to 1.90%   3.67%        2.76%     to   3.84%
2009  1,567,119  11.00 to 15.34(4)  28,711,309  0.85% to 1.90%   4.68%        2.05%     to   3.13%
2008  1,449,095  10.78 to 14.88(4)  26,105,975  0.85% to 1.90%   4.08%        2.12%     to   3.19%
2007  1,343,538  14.42 to 17.76(4)  23,995,800  0.85% to 1.77%   3.76%        4.17%     to   5.13%(5)
2006    971,781  13.71 to 17.05(4)  16,715,764  0.85% to 1.77%   3.57%        0.53% (8) to   4.19%(5)(7)
Growth Portfolio (Class 3)
2010    240,347  10.35 to 12.51(4)   7,439,278  0.85% to 1.90%   0.51%       11.72%     to  12.90%
2009    271,693   9.26 to 11.08(4)   7,462,189  0.85% to 1.90%   0.78%       35.45%     to  36.88% (5)
2008    316,917   6.84 to  8.09(4)   6,474,338  0.85% to 1.90%   0.45%      -41.69%     to -41.07%
2007    283,565  36.24 to 36.76(4)  10,375,610  1.52% to 1.77%   0.49%        8.00%     to   8.27% (5)
2006    256,933  33.67 to  33.95    8,713,522   1.52% to 1.72%   0.41%       11.08%     to  11.30% (5)
Natural Resources Portfolio (Class 3)
2010    171,249  12.36 to 12.38(4)   8,758,603  0.85% to 1.90%   0.70%       13.73%     to  14.93%
2009    188,193  10.75 to 10.89(4)   8,506,937  0.85% to 1.90%   1.12%       54.71%     to  56.34%(5)
2008    189,295   6.88 to  7.04(4)   5,574,546  0.85% to 1.90%   0.67%      -50.87%     to -50.35%
2007    136,467  13.85 to 65.23(4)   8,543,766  0.85% to 1.77%   1.01%       37.40%     to  38.67%
2006     94,544   9.99 to 47.50(4)   4,473,238  0.85% to 1.72%   0.53%      -0.10%(7)   to  22.50%(5)
Aggressive Growth Portfolio (Class 1)
2010    149,133           13.29      1,982,324           1.52%   0.00%                      19.34%
2009    179,178           11.14      1,995,706           1.52%   0.14%                      38.36%
2008    224,748            8.05      1,809,108           1.52%   0.58%                     -53.35%
2007    311,668           17.25      5,378,067           1.52%   0.54%                      -1.99%
2006    437,597           17.60      7,704,037           1.52%   0.10%                      11.58%
Alliance Growth Portfolio (Class 1)
2010    321,763           32.94     10,600,856           1.52%   0.83%                       8.58%
2009    384,009           30.34     11,652,077           1.52%   0.60%                      38.91%
2008    470,096           21.84     10,268,696           1.52%   0.15%                     -41.63%
2007    605,572           37.42     22,663,561           1.52%   0.05%                      12.88%
2006    837,107           33.15     27,754,618           1.52%   0.12%                      -0.75%
Balanced Portfolio (Class 1)
2010    219,622           16.72      3,671,768           1.52%   1.93%                      10.15%
2009    264,181           15.18      4,009,735           1.52%   3.39%                      22.16%
2008    300,550           12.43      3,734,308           1.52%   3.19%                     -27.01%
2007    390,821           17.02      6,652,880           1.52%   2.77%                       3.81%
2006    507,142           16.40      8,315,962           1.52%   2.57%                       9.19%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Blue Chip Growth Portfolio (Class 1)
2010    127,188            6.41        815,508           1.52%   0.30%                      10.82%
2009    154,942            5.78        896,360           1.52%   0.32%                      34.78%
2008    206,094            4.29        884,535           1.52%   0.41%                     -39.92%
2007    283,134            7.14      2,022,555           1.52%   0.35%                      12.35%
2006    275,644            6.36      1,752,678           1.52%   0.24%                       4.97%
Capital Growth Portfolio (Class 1)
2010     59,148            7.51        444,458           1.52%   0.00%                       7.59%
2009     79,753            6.98        556,944           1.52%   0.00%                      41.33%
2008    122,752            4.94        606,454           1.52%   0.00%                     -45.99%
2007    112,149            9.15      1,025,914           1.52%   1.13%                      11.84%
2006    130,205            8.18      1,064,938           1.52%   0.33%                      14.89%
Cash Management Portfolio (Class 1)
2010    335,271           13.30      4,460,124           1.52%   0.00%                      -1.74%
2009    457,045           13.54      6,187,757           1.52%   2.10%                      -1.46%
2008    801,601           13.74     11,013,417           1.52%   3.79%                      -0.35%
2007    838,478           13.79     11,560,079           1.52%   3.59%                       2.93%
2006    731,417           13.39      9,796,654           1.52%   2.70%                       3.05%
Corporate Bond Portfolio (Class 1)
2010    197,070           23.88      4,706,128           1.52%   6.08%                       9.30%
2009    245,067           21.85      5,354,550           1.52%   5.91%                      29.00%
2008    277,466           16.94      4,699,639           1.52%   4.21%                      -9.17%
2007    376,365           18.65      7,018,427           1.52%   3.75%                       3.89%
2006    451,616           17.95      8,106,771           1.52%   4.25%                       4.26%
Davis Venture Value Portfolio (Class 1)
2010    535,366           35.94     19,240,382           1.52%   0.75%                      10.49%
2009    616,932           32.53     20,066,885           1.52%   1.59%                      31.49%
2008    759,922           24.74     18,798,296           1.52%   1.57%                     -39.09%
2007    998,715           40.62     40,562,908           1.52%   0.84%                       4.06%
2006  1,246,273           39.03     48,642,189           1.52%   0.97%                      13.57%
"Dogs" of Wall Street Portfolio (Class 1)
2010    101,592           12.42      1,261,303           1.52%   2.83%                      14.98%
2009    107,196           10.80      1,157,504           1.52%   4.78%                      18.34%
2008    127,465            9.13      1,163,088           1.52%   3.31%                     -27.70%
2007    161,862           12.62      2,042,844           1.52%   2.40%                      -3.41%
2006    204,092           13.07      2,666,848           1.52%   2.46%                      19.81%
Emerging Markets Portfolio (Class 1)
2010    175,647           23.24      4,081,928           1.52%   1.42%                      16.73%
2009    202,309           19.91      4,027,781           1.52%   0.00%                      73.99%
2008    242,671           11.44      2,776,870           1.52%   1.43%                     -57.27%
2007    343,033           26.78      9,186,700           1.52%   1.83%                      39.25%
2006    507,829           19.23      9,766,665           1.52%   0.97%                      29.13%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Equity Opportunities Portfolio (Class 1)
2010    142,356           18.70      2,662,042           1.52%   0.71%                      15.32%
2009    198,476           16.22      3,219,225           1.52%   1.31%                      30.10%
2008    268,348           12.46      3,345,205           1.52%   1.58%                     -39.40%
2007    289,893           20.57      5,963,389           1.52%   1.66%                      -1.40%
2006    380,114           20.86      7,930,109           1.52%   1.54%                      14.94%
Fundamental Growth Portfolio (Class 1)
2010    159,810           18.09      2,890,226           1.52%   0.00%                      15.24%
2009    200,267           15.69      3,142,876           1.52%   0.00%                      33.93%
2008    231,949           11.72      2,717,945           1.52%   0.00%                     -45.67%
2007    279,353           21.57      6,025,255           1.52%   0.00%                      13.41%
2006    370,504           19.02      7,044,969           1.52%   0.02%                       4.19%
Global Bond Portfolio (Class 1)
2010    108,917           22.78      2,481,099           1.52%   4.06%                       4.68%
2009    125,515           21.77      2,731,498           1.52%   3.29%                       5.88%
2008    150,429           20.56      3,092,067           1.52%   3.00%                       4.07%
2007    163,504           19.75      3,229,381           1.52%   0.58%                       9.70%
2006    180,544           18.01      3,250,643           1.52%   9.05%                       2.30%
Global Equities Portfolio (Class 1)
2010    113,022           21.20      2,396,953           1.52%   1.78%                      12.62%
2009    126,957           18.83      2,390,781           1.52%   2.80%                      27.45%
2008    173,662           14.77      2,565,924           1.52%   2.18%                     -44.25%
2007    215,330           26.50      5,706,422           1.52%   1.15%                      10.18%
2006    261,380           24.05      6,286,525           1.52%   0.91%                      22.00%
Growth Opportunities Portfolio (Class 1)
2010     81,488            6.12        498,327           1.52%   0.00%                      22.46%
2009     96,120            4.99        479,989           1.52%   0.00%                      16.47%
2008    131,247            4.29        562,699           1.52%   0.00%                     -36.85%
2007    139,965            6.79        950,205           1.52%   0.00%                      19.73%
2006    142,002            5.67        805,175           1.52%   0.00%                      11.73%
Growth-Income Portfolio (Class 1)
2010    279,243           27.02      7,545,147           1.52%   0.94%                       9.82%
2009    324,465           24.60      7,982,777           1.52%   1.40%                      26.24%
2008    419,150           19.49      8,168,268           1.52%   1.04%                     -43.77%
2007    558,140           34.65     19,342,480           1.52%   0.88%                       9.44%
2006    742,995           31.66     23,526,553           1.52%   0.70%                       5.81%
High-Yield Bond Portfolio (Class 1)
2010    222,731           22.20      4,944,132           1.52%   9.42%                      12.88%
2009    268,143           19.67      5,273,300           1.52%   8.60%                      39.88%
2008    242,408           14.06      3,407,990           1.52%   9.95%                     -33.18%
2007    436,769           21.04      9,189,786           1.52%   7.21%                      -0.15%
2006    573,502           21.07     12,084,690           1.52%   7.55%                      12.94%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
International Diversified Equities Portfolio (Class 1)
2010    239,473           13.41      3,211,131           1.52%   4.16%                       6.86%
2009    274,122           12.55      3,439,741           1.52%   1.36%                      27.20%
2008    385,914            9.86      3,806,888           1.52%   3.31%                     -40.38%
2007    465,852           16.54      7,707,529           1.52%   1.98%                      13.61%
2006    545,060           14.56      7,937,585           1.52%   0.40%                      21.59%
International Growth and Income Portfolio (Class 1)
2010    213,130           14.12      3,008,942           1.52%   4.11%                       5.48%
2009    260,669           13.39      3,488,884           1.52%   0.00%                      25.83%
2008    329,822           10.64      3,508,360           1.52%   2.67%                     -46.73%
2007    499,348           19.97      9,970,653           1.52%   1.53%                       5.55%
2006    618,360           18.92     11,697,749           1.52%   1.32%                      25.13%
MFS Massachusetts Investors Trust Portfolio (Class 1)
2010    147,097           23.27      3,423,158           1.52%   0.94%                       9.51%
2009    174,253           21.25      3,702,865           1.52%   1.37%                      24.83%
2008    215,894           17.02      3,675,337           1.52%   0.93%                     -33.46%
2007    303,773           25.58      7,771,754           1.52%   1.11%                       8.91%
2006    385,451           23.49      9,055,026           1.52%   0.68%                      11.48%
MFS Total Return Portfolio (Class 1)
2010    269,183           28.02      7,542,641           1.52%   2.86%                       8.38%
2009    325,970           25.85      8,429,102           1.52%   3.75%                      16.69%
2008    414,277           22.16      9,179,787           1.52%   3.06%                     -23.20%
2007    560,824           28.85     16,180,092           1.52%   2.49%                       2.67%
2006    674,463           28.10     18,952,867           1.52%   2.36%                      10.31%
Mid-Cap Growth Portfolio (Class 1)
2010    217,968           12.13      2,643,570           1.52%   0.00%                      23.56%
2009    267,269            9.81      2,623,238           1.52%   0.00%                      40.28%
2008    313,833            7.00      2,195,718           1.52%   0.00%                     -44.22%
2007    388,873           12.54      4,877,307           1.52%   0.24%                      15.18%
2006    459,103           10.89      4,999,231           1.52%   0.00%                       1.02%
Real Estate Portfolio (Class 1)
2010     91,472           22.22      2,032,726           1.52%   1.81%                      18.09%
2009    104,904           18.82      1,974,109           1.52%   2.21%                      27.83%
2008    133,956           14.72      1,971,981           1.52%   3.00%                     -44.74%
2007    183,435           26.64      4,886,772           1.52%   1.28%                     -15.64%
2006    223,005           31.58      7,042,071           1.52%   1.30%                      32.46%
Technology Portfolio (Class 1)
2010    122,750            2.44        299,442           1.52%   0.00%                      18.45%
2009    138,511            2.06        285,225           1.52%   0.00%                      48.14%
2008    194,798            1.39        270,717           1.52%   0.00%                     -51.88%
2007    272,152            2.89        785,794           1.52%   0.00%                      20.10%
2006    280,818            2.40        675,112           1.52%   0.00%                      -0.40%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Telecom Utility Portfolio (Class 1)
2010     63,117           16.22      1,023,673           1.52%   2.74%                      11.87%
2009     79,279           14.50      1,149,385           1.52%   5.55%                      30.07%
2008     97,398           11.15      1,085,585           1.52%   2.46%                     -38.39%
2007    118,963           18.09      2,152,052           1.52%   2.85%                      19.09%
2006    146,551           15.19      2,226,218           1.52%   3.66%                      24.60%
Total Return Bond Portfolio (Class 1)
2010    100,163           26.51      2,654,724           1.52%   2.75%                       4.74%
2009    100,191           25.31      2,535,349           1.52%   2.06%                       9.91%
2008     98,057           23.03      2,257,658           1.52%   3.34%                       3.49%
2007    122,457           22.25      2,724,530           1.52%   6.26%                       3.96%
2006    147,377           21.40      3,154,236           1.52%   7.19%                       7.98%
Aggressive Growth Portfolio (Class 3)
2010    106,400   8.33 to 12.70(4)   1,360,440  0.85% to 1.77%   0.00%       18.74%     to  19.84%
2009     95,750   6.95 to 10.69(4)   1,033,878  0.85% to 1.77%   0.00%       37.68%     to  38.95%(5)
2008    106,908   5.00 to  7.77(4)     840,266  0.85% to 1.77%   0.31%      -53.63%     to -53.20%
2007    110,612  16.75 to 16.98      1,871,727  1.52% to 1.77%   0.42%       -2.42%     to  -2.17%
2006     77,923  17.16 to 17.35      1,346,722  1.52% to 1.72%   0.00%       11.08%     to  11.30%(5)
Alliance Growth Portfolio (Class 3)
2010    252,380   8.27 to 10.33(4)   7,706,835  0.85% to 1.90%   0.63%        7.88%     to  9.03%
2009    285,087   7.58 to  9.57(4)   8,095,527  0.85% to 1.90%   0.35%       38.05%     to  39.49%(5)
2008    339,943   5.44 to 21.04(4)   6,984,689  0.85% to 1.77%   0.00%      -41.93%     to -41.39%
2007    364,831   9.27 to 36.22(4)  12,940,033  0.85% to 1.77%   0.00%       12.31%     to  13.35%
2006    300,705   8.18 to 32.25(4)   9,641,133  0.85% to 1.77%   0.00%       -0.98%(7)  to   3.53%(5)(8)
American Funds Asset Allocation SAST Portfolio (Class 3)
2010    250,490  10.03 to 10.22      2,549,027  1.30% to 1.90%   1.31%        9.89%     to  10.56%
2009    201,680   9.18 to  9.25      1,861,924  1.30% to 1.77%   2.25%       20.49%(13) to  21.23%(5)
2008    138,834   7.57 to  7.61      1,055,958  1.52% to 1.77%   1.26%      -31.07%     to -30.90%
2007     60,994  10.99 to 11.02        671,855  1.52% to 1.77%   0.06%        4.36%     to   4.61%(5)
2006        599           10.53          6,306           1.52%   0.00%(8)                    5.34%(8)
American Funds Global Growth SAST Portfolio (Class 3)
2010    933,887  11.15 to 11.50(4)  10,474,017  1.15% to 1.90%   0.72%        9.31%     to  10.13%
2009    637,110  10.20 to 10.33(4)   6,514,268  1.30% to 1.90%   2.29%       35.98%(13) to  39.09%(5)
2008    549,023   7.33 to  7.34(4)   4,022,172  1.52% to 1.90%   1.38%      -39.78%     to -39.55%
2007    176,891  12.10 to 12.14      2,144,751  1.52% to 1.77%   0.00%       12.43%     to  12.71%(5)
2006      2,269  10.76 to 10.77         24,436  1.52% to 1.77%   0.00%(8)     7.64%(8)  to   7.68%(8)
American Funds Growth SAST Portfolio (Class 3)
2010    841,974  10.11 to 10.41      8,634,546  1.15% to 1.90%   0.26%       16.10%     to  16.97%
2009    742,619   8.71 to  8.81(4)   6,542,389  1.30% to 1.90%   1.75%       29.25%(13) to  36.33%(5)
2008    686,499   6.39 to  6.46      4,423,666  1.52% to 1.90%   0.54%      -45.23%     to -45.03%
2007    165,497  11.71 to 11.75      1,943,365  1.52% to 1.77%   0.02%        9.97%     to  10.24%(5)
2006        788           10.66          8,397           1.52%   0.00%(8)                    6.56%(8)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
American Funds Growth-Income SAST Portfolio (Class 3)
2010    919,889   9.38 to  9.66(4)   8,579,915  1.15% to 1.90%   1.07%        8.98%     to   9.80%
2009    892,987   8.60 to  8.70(4)   7,615,960  1.30% to 1.90%   2.21%       27.24%(13) to  28.34%(5)
2008    787,320   6.63 to  6.70(4)   5,213,567  1.52% to 1.90%   0.94%      -39.22%     to -38.99%
2007    270,753  10.83 to 10.86(4)   2,938,575  1.52% to 1.77%   0.04%        2.80%     to   3.06%(5)
2006        971  10.53 to 10.54         10,234  1.52% to 1.77%   0.00%(8)     5.31%(8)  to   5.37%(8)
Balanced Portfolio (Class 3)
2010     70,391  10.10 to 10.55(4)   1,097,844  0.85% to 1.90%   1.78%        9.46%     to  10.61%
2009     67,333   9.64 to  9.80(4)     983,825  1.30% to 1.90%   3.63%       21.39%     to  21.78%(13)(5)
2008     48,569  12.01 to 12.21        592,743  1.52% to 1.77%   3.00%      -27.35%     to -27.17%
2007     63,949  16.53 to 16.76      1,067,741  1.52% to 1.77%   2.85%        3.30%     to   3.56%
2006     38,174  16.03 to 16.19        616,993  1.52% to 1.72%   2.48%        8.70%     to   8.92%(5)
Blue Chip Growth Portfolio (Class 3)
2010    362,712   6.26 to 10.45(4)   2,418,348  0.85% to 1.90%   0.08%       10.12%     to  11.29%
2009    263,250   5.63 to  9.49(4)   1,506,109  0.85% to 1.90%   0.05%       33.93%     to  35.34%(5)
2008    269,789   4.15 to  4.16(4)   1,135,923  0.85% to 1.77%   0.19%      -40.22%     to -39.67%
2007    233,074   6.89 to  6.94(4)   1,639,385  0.85% to 1.77%   0.13%       11.79%     to  12.82%
2006    150,701   6.23 to  6.29        947,008  1.52% to 1.72%   0.01%        4.50%     to   4.71%(5)
Capital Growth Portfolio (Class 3)
2010    383,669   7.78 to  9.60(4)   2,849,462  0.85% to 1.90%   0.00%        6.91%     to   8.04%
2009    391,049   7.21 to  8.98(4)   2,712,195  0.85% to 1.90%   0.00%       40.45%     to  41.93%(5)
2008    433,824   5.08 to  6.39(4)   2,135,117  0.85% to 1.90%   0.00%      -46.33%     to -45.76%
2007    220,270   8.95 to  9.36(4)   1,981,845  0.85% to 1.77%   1.33%       11.30%     to  12.32%(5)
2006     53,332   7.99 to  8.06        429,275  1.52% to 1.72%   0.11%       14.37%     to  14.60%(5)
Cash Management Portfolio (Class 3)
2010    642,929   9.77 to 11.62(4)   8,292,521  0.85% to 1.90%   0.00%       -2.36%     to  -1.33%
2009    982,999  10.01 to 11.78(4)  12,943,778  0.85% to 1.90%   2.32%       -2.08%     to  -1.04%(5)
2008    879,922  10.22 to 11.90(4)  11,757,288  0.85% to 1.90%   3.63%       -0.97%     to   0.07%
2007    664,280  11.89 to 13.39(4)   8,999,290  0.85% to 1.77%   3.82%        2.42%     to   3.37%
2006    425,399  13.13 to 13.24      5,623,721  1.52% to 1.72%   2.50%        2.59%     to   2.80%(5)
Corporate Bond Portfolio (Class 3)
2010  1,091,023  13.30 to 19.94(4)  23,678,761  0.85% to 1.90%   6.16%        8.61%     to   9.76%
2009  1,033,682  12.24 to 18.17(4)  21,246,873  0.85% to 1.90%   6.17%       28.19%     to  29.54%(5)
2008  1,026,824   9.55 to 14.03(4)  16,496,646  0.85% to 1.90%   4.62%       -9.74%     to -8.79%
2007    800,282  15.38 to 18.09(4)  14,478,797  0.85% to 1.77%   4.17%        3.37%     to   4.32%(5)
2006    463,834  14.74 to 17.50(4)   8,169,397  0.85% to 1.77%   4.67%        1.20%(8)  to   5.29%(7)
Davis Venture Value Portfolio (Class 3)
2010    771,070   9.78 to 14.62(4)  22,892,016  0.85% to 1.90%   0.56%        9.80%     to  10.96%
2009    739,671   8.91 to 13.17(4)  21,381,236  0.85% to 1.90%   1.31%       30.67%     to  32.05%
2008    770,465   6.82 to  9.98(4)  17,448,927  0.85% to 1.90%   1.46%      -39.48%     to -38.84%
2007    690,684  16.31 to 39.45(4)  26,666,455  0.85% to 1.77%   0.70%        3.54%     to   4.50%
2006    572,565  15.61 to 38.10(4)  21,928,071  0.85% to 1.77%   0.86%        7.31%(8)  to   9 32%(5)(7)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
"Dogs" of Wall Street Portfolio (Class 3)
2010    101,208  10.25 to 14.95      1,212,786  0.85% to 1.90%   2.81%       14.26%     to  15.46%
2009     98,526   8.97 to 12.94      1,034,956  0.85% to 1.90%   4.59%       17.60%     to  18.84%(5)
2008    100,495   7.63 to 10.89        896,659  0.85% to 1.90%   3.22%      -28.16%     to -27.40%
2007     95,823  12.28 to 15.00      1,190,708  0.85% to 1.77%   2.56%       -3.90%     to  -3.00%
2006     68,585  12.80 to 12.92        884,327  1.52% to 1.72%   2.39%       19.28%     to  19.51%(5)
Emerging Markets Portfolio (Class 3)
2010    422,559  13.94 to 29.47      9,266,456  0.85% to 1.90%   1.26%       16.00%     to  17.22%
2009    428,555  12.02 to 25.14      8,178,986  0.85% to 1.90%   0.00%       72.90%     to  74.72%(5)
2008    521,630   6.95 to 14.39      5,754,527  0.85% to 1.90%   1.53%      -57.54%     to -57.09%
2007    357,660  26.01 to 33.53(4)   9,414,141  0.85% to 1.77%   1.90%       38.57%     to  39.86%
2006    257,317  18.77 to 23.98      4,870,287  0.85% to 1.77%   0.93%        7.19%(7)  to  16.78% (5)(8)
Equity Opportunities Portfolio (Class 3)
2010     75,916   9.59 to 12.21(4)   1,345,023  0.85% to 1.90%   0.47%       14.59%     to  15.81%
2009     89,751   8.37 to 10.54(4)   1,382,672  0.85% to 1.90%   0.96%       29.28%     to  30.65%(5)
2008    110,609   6.47 to  8.07(4)   1,319,969  0.85% to 1.90%   1.25%      -39.79%     to -39.15%
2007    118,136  13.26 to 19.98(4)   2,354,023  0.85% to 1.77%   1.58%       -1.90%     to  -0.99%
2006    111,322  13.39 to 20.41(4)   2,252,952  0.85% to 1.72%   1.46%       11.10%(7)  to  14.42%(5)
Foreign Value Portfolio (Class 3)
2010  1,291,691   9.40 to  9.74(4)  19,729,242  0.85% to 1.90%   1.91%        0.99%     to   2.06%
2009  1,070,788   9.31 to  9.54(4)  16,917,906  0.85% to 1.90%   2.63%       27.49%     to  28.84%(5)
2008  1,053,691   7.30 to  7.41(4)  13,190,881  0.85% to 1.90%   3.05%      -42.13%     to -41.52%
2007    873,777  12.66 to 22.06(4)  19,274,063  0.85% to 1.77%   1.76%       12.06%     to  13.10%
2006    814,527  11.20 to 19.75(4)  16,124,959  0.85% to 1.72%   0.98%       11.98%(7)  to  24.88%(5)
Fundamental Growth Portfolio (Class 3)
2010    275,046   7.16 to 10.27(4)   4,526,957  0.85% to 1.90%   0.00%       14.52%     to  15.73%
2009    300,518   6.19 to  8.97(4)   4,300,384  0.85% to 1.90%   0.00%       33.09%     to  34.49%(5)
2008    307,030   4.60 to  6.74(4)   3,290,405  0.85% to 1.90%   0.00%      -46.01%     to -45.44%
2007    129,053  20.94 to 21.24(4)   2,713,773  1.52% to 1.77%   0.00%       12.93%     to  13.21%(5)
2006     10,678  18.56 to 18.76        199,450  1.52% to 1.72%   0.00%        3.72%     to   6.92%(8)
Global Bond Portfolio (Class 3)
2010    321,561  12.48 to 17.23(4)   6,615,229  0.85% to 1.90%   4.06%        4.02%     to   5.12%
2009    276,313  12.00 to 16.39(4)   5,634,101  0.85% to 1.90%   3.37%        5.21%     to   6.32%(5)
2008    250,824  11.41 to 15.41(4)   4,884,012  0.85% to 1.90%   3.34%        3.42%     to   4.51%
2007    143,376  14.75 to 19.13(4)   2,710,602  0.85% to 1.77%   0.38%        9.15%     to  10.16%
2006     65,124  13.39 to 17.59(4)   1,132,188  0.85% to 1.72%  10.68%        1.47%(7)  to   1.84%(5)
Global Equities Portfolio (Class 3)
2010    114,635   9.53 to  9.74(4)   2,228,858  0.85% to 1.90%   1.48%       11.91%     to  13.09%
2009    100,765   8.52 to  8.65(4)   1,772,927  1.30% to 1.90%   2.67%       26.65%     to  31.95%(13)
2008     99,132   6.72 to 14.49(4)   1,371,857  1.52% to 1.90%   2.08%      -44.54%     to -44.39%
2007     84,281  12.02 to 25.61(4)   2,163,754  0.85% to 1.77%   1.14%        9.63%     to  10.65%
2006     57,896  23.52 to 23.71(4)   1,371,519  1.52% to 1.72%   0.80%       21.46%     to  21.70%(5)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Growth Opportunities Portfolio (Class 3)
2010    849,981   6.21 to 11.43(4)   5,449,232  0.85% to 1.90%   0.00%       21.69%     to  22.97%
2009    766,648   5.05 to  9.40(4)   3,835,506  0.85% to 1.90%   0.00%       15.74%     to  16.96%(5)
2008    610,496   4.32 to  8.12(4)   2,602,783  0.85% to 1.90%   0.00%      -37.24%     to -36.58%
2007    337,741   6.61 to  6.69      2,253,282  1.52% to 1.77%   0.00%       19.14%     to  19.43%
2006    212,701   5.55 to  5.60(4)   1,189,111  1.52% to 1.77%   0.00%        5.45%(8)  to  11.45%(5)
Growth-Income Portfolio (Class 3)
2010     27,663   8.90 to  8.98(4)     662,769  0.85% to 1.90%   0.73%        9.14%     to  10.28%
2009     29,881   8.14 to  8.15(4)     652,024  0.85% to 1.90%   1.09%       25.46%     to  26.78%
2008     32,766   6.42 to  6.50(4)     572,672  0.85% to 1.90%   0.84%      -44.12%     to -43.53%
2007     33,320  11.37 to 33.64(4)   1,095,140  0.85% to 1.77%   0.78%        8.90%     to   9.91%
2006     25,329  10.35 to 30.96(4)     753,327  0.85% to 1.72%   0.53%        3.91%(7)  to  5.33%(5)
High-Yield Bond Portfolio (Class 3)
2010    208,345  10.70 to 16.09(4)   4,124,754  0.85% to 1.90%   9.66%       12.16%     to  13.35%
2009    184,146   9.54 to 14.20(4)   3,358,939  0.85% to 1.90%   8.93%       39.01%     to  40.47%(5)
2008    162,434   6.86 to 10.11(4)   2,126,355  0.85% to 1.90%  11.75%      -33.75%     to -32.90%
2007    131,880  15.06 to 20.45(4)   2,620,994  0.85% to 1.77%   7.83%       -0.64%     to   0.28%
2006     83,697  15.02 to 20.62(4)   1,708,412  0.85% to 1.72%   8.36%        8.08%(7)  to  12.43%(5)
International Diversified Equities Portfolio (Class 3)
2010    889,559   9.18 to  9.84(4)  11,510,610  0.85% to 1.90%   3.91%        6.19%     to   7.31%
2009    961,374   8.56 to  9.27(4)  11,683,893  0.85% to 1.90%   1.09%       26.40%     to  27.73%(5)
2008  1,062,717   6.70 to  7.33(4)  10,202,829  0.85% to 1.90%   3.35%      -40.75%     to -40.13%
2007    955,430  11.19 to 16.10(4)  15,550,936  0.85% to 1.77%   1.99%       13.04%     to  14.09%(5)
2006    774,274  14.24 to 14.41     11,143,193  1.52% to 1.77%   0.25%        9.45%(8)  to  21.29%
International Growth and Income Portfolio (Class 3)
2010    963,613   8.09 to 11.51(4)  12,654,748  0.85% to 1.90%   3.94%        4.82%     to   5.93%
2009  1,004,459   7.72 to 10.86(4)  12,567,396  0.85% to 1.90%   0.00%       25.04%     to  26.36%(5)
2008    985,627   6.18 to  8.60(4)   9,864,933  0.85% to 1.90%   3.23%      -47.06%     to -46.50%
2007    510,221  16.07 to 19.43(4)   9,892,263  0.85% to 1.77%   1.67%        5.03%     to   6.00%(5)
2006    227,007  15.16 to 18.50(4)   4,207,621  0.85% to 1.77%   1.33%        9.17%(7)  to   9.95%(5)(8)
Marsico Focused Growth Portfolio (Class 3)
2010    245,321  10.25 to 10.54(4)   2,804,766  0.85% to 1.90%   0.23%       14.91%     to  16.13%
2009    209,617   8.83 to  9.17(4)   2,091,297  0.85% to 1.90%   0.51%       27.93%     to  29.28%(5)
2008    192,620   6.83 to  7.17(4)   1,500,606  0.85% to 1.90%   0.24%      -42.08%     to -41.47%
2007    152,550  11.67 to 13.28(4)   2,046,151  0.85% to 1.77%   0.00%       11.38%     to  12.41%
2006    108,098  10.38 to 12.06      1,302,180  0.85% to 1.52%   0.00%        3.80%(7)  to   8.51%(8)
MFS Massachusetts Investors Trust Portfolio (Class 3)
2010    412,047  10.39 to 11.06(4)   7,674,548  0.85% to 1.90%   0.84%        8.82%     to   9.97%
2009    287,485   9.55 to 10.06(4)   5,372,230  0.85% to 1.90%   1.17%       24.04%     to  25.35%(5)
2008    229,069   7.70 to  8.03(4)   3,526,622  0.85% to 1.90%   0.96%      -33.88%     to -33.18%
2007    112,084  12.01 to 24.90(4)   2,816,753  0.85% to 1.77%   0.95%        8.36%     to   9.36%
2006    120,382  23.04 to 23.24      2,793,929  1.52% to 1.72%   0.50%       10.97%     to  11.20%(5)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
MFS Total Return Portfolio (Class 3)
2010    387,980  10.38 to 16.19(4)   9,254,773  0.85% to 1.90%   2.74%        7.70%     to   8.84%
2009    387,504   9.63 to 14.88(4)   8,812,134  0.85% to 1.90%   3.61%       15.96%     to  17.18%(5)
2008    403,274   8.31 to 12.70(4)   7,919,481  0.85% to 1.90%   3.20%      -23.68%     to -22.88%
2007    354,932  16.46 to 28.03(4)   9,485,470  0.85% to 1.77%   2.51%        2.15%     to   3.09%
2006    259,391  15.97 to 27.51(4)   7,118,917  0.85% to 1.72%   2.34%        7.58%(7)  to   9.81%(5)
Mid-Cap Growth Portfolio (Class 3)
2010    461,848  10.05 to 11.93(4)   5,438,398  0.85% to 1.90%   0.00%       22.79%     to  24.08%
2009    443,352   8.10 to  9.72(4)   4,235,266  0.85% to 1.90%   0.00%       39.40%     to  40.87%(5)
2008    486,422   5.75 to  6.97(4)   3,322,545  0.85% to 1.90%   0.00%      -44.57%     to -43.98%
2007    451,523  10.26 to 12.18(4)   5,538,114  0.85% to 1.77%   0.04%       14.60%     to  15.66%(5)
2006    389,077   8.87 to 10.66(4)   4,158,703  0.85% to 1.72%   0.00%       -3.52%(7)  to   0.57%(5)
Real Estate Portfolio (Class 3)
2010    552,844   7.64 to 27.38     10,172,626  0.85% to 1.90%   1.69%       17.35%     to  18.59%
2009    489,433   6.51 to 23.08      8,413,904  0.85% to 1.90%   1.87%       27.03%     to  28.37%(5)
2008    451,145   5.13 to 17.98      6,211,664  0.85% to 1.90%   3.46%      -45.09%     to -44.51%
2007    257,567  25.91 to 32.41(4)   6,732,627  0.85% to 1.77%   1.35%      -16.06%     to -15.28%(5)
2006    149,616  30.86 to 38.25      4,656,301  0.85% to 1.77%   1.29%        9.33%(8)  to  21.10%(5)(7)
Small & Mid Cap Value Portfolio (Class 3)
2010  1,080,689  11.81 to 12.01(4)  20,283,172  0.85% to 1.90%   0.20%       23.17%     to  24.47%
2009  1,035,009   9.49 to  9.75(4)  16,126,683  0.85% to 1.90%   0.60%       39.46%     to  40.93%(5)
2008  1,039,983   6.73 to  6.99(4)  11,661,879  0.85% to 1.90%   0.24%      -36.38%     to -35.71%
2007    676,262  10.47 to 18.10(4)  12,246,053  0.85% to 1.77%   0.47%       -0.23%     to   0.69%(5)
2006    461,228  10.40 to 18.14(4)   8,418,212  0.85% to 1.77%   0.08%        4.03%(7)  to   7.23%(5)(8)
Small Company Value Portfolio (Class 3)
2010    706,486  10.07 to 10.47(4)   6,954,490  0.85% to 1.90%   0.47%       24.11%     to  25.42%
2009    653,304   8.03 to  8.44(4)   5,137,580  0.85% to 1.90%   0.57%       29.17%     to  30.53%(5)
2008    625,812   6.15 to  6.53(4)   3,792,982  0.85% to 1.90%   0.24%      -35.15%     to -34.46%
2007    329,965   9.24 to  9.39(4)   3,061,885  0.85% to 1.77%   0.00%       -8.48%     to  -7.63%(5)
2006     83,068  10.09 to 10.16        840,233  0.85% to 1.77%   0.00%(7)    1.64%(7)   to   8.03%(5)(8)
Technology Portfolio (Class 3)
2010    672,158   2.42 to 10.57(4)   1,598,816  0.85% to 1.90%   0.00%       17.71%     to  18.95%
2009    673,066   2.03 to  8.98(4)   1,354,489  0.85% to 1.90%   0.00%       47.21%     to  48.76%(5)
2008    651,042   1.36 to  6.10(4)     886,741  1.52% to 1.90%   0.00%      -52.22%     to -52.00%(5)
2007    448,012   2.81 to  2.84(4)   1,270,937  1.52% to 1.77%   0.00%       19.50%     to  19.80%(5)
2006    291,032   2.35 to  2.37(4)     689,041  1.52% to 1.72%   0.00%       -0.85%     to   3.11%(5)
Telecom Utility Portfolio (Class 3)
2010     38,776  11.64 to 11.91(4)     598,110  1.30% to 1.90%   2.63%       11.17%     to  11.84%
2009     40,649  10.47 to 10.65(4)     572,716  1.30% to 1.90%   5.14%       29.26%     to  33.81%(13)
2008     43,804  10.90 to 10.97        480,483  1.52% to 1.77%   2.60%      -38.69%     to -38.54%
2007     23,105  17.79 to 17.85        412,381  1.52% to 1.77%   3.43%       18.54%     to  18.83%
2006     11,768           15.02        176,763           1.52%   3.85%        9.76%(8)  to  24.28%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Total Return Bond Portfolio (Class 3)
2010    867,507  12.62 to 18.57(4)  18,716,248  0.85% to 1.90%   2.77%        4.08%     to   5.18%
2009    528,169  12.12 to 17.66(4)  11,673,085  0.85% to 1.90%   2.03%        9.22%     to  10.37%(5)
2008    277,340  11.10 to 16.00(4)   5,896,578  0.85% to 1.90%   5.77%        2.84%     to   3.92%
2007     35,044  15.40 to 21.81(4)     755,443  0.85% to 1.77%   6.93%        3.38%     to   4.40%
2006     27,903  14.75 to 21.17        584,827  0.85% to 1.52%   8.60%        6.18%(7)  to   7.72%(5)
Invesco Van Kampen V.I. Capital Growth Fund (Series II)
2010     99,273  10.56 to 11.39(4)   1,075,228  0.85% to 1.77%   0.00%       17.47%     to  18.55%
2009     67,920   8.99 to  9.61(4)     629,870  0.85% to 1.77%   0.00%       62.74%     to  64.24%
2008     62,558   5.52 to  5.85        354,726  0.85% to 1.77%   0.19%      -50.01%     to -49.55%
2007     60,494  11.05 to 11.60        684,414  0.85% to 1.77%   0.00%       14.60%     to  15.66%
2006     57,937   9.79 to 10.03(4)     571,367  0.85% to 1.72%   0.00%       -3.61%(7)  to   0.87%(5)
Invesco Van Kampen V.I. Comstock Fund (Series II)
2010    818,598   9.38 to 13.17      9,859,429  0.85% to 1.90%   0.12%       13.52%     to  14.72%
2009    700,802   8.26 to 11.48      7,602,226  0.85% to 1.90%   4.31%       25.99%     to  27.32%(5)
2008    625,183   6.56 to  9.02      5,399,811  0.85% to 1.90%   1.95%      -37.01%     to -36.35%
2007    413,084  13.43 to 14.16      5,687,439  0.85% to 1.77%   1.43%       -4.04%     to  -3.15%
2006    318,475  14.15 to 14.62(4)   4,538,092  0.85% to 1.72%   1.14%       10.07%(7)  to  14.07%(5)
Invesco Van Kampen V.I. Growth and Income Fund (Series II)
2010  1,571,696   9.76 to 14.96     21,272,406  0.85% to 1.90%   0.10%       10.08%     to  11.24%
2009  1,498,350   8.86 to 13.44     18,697,780  0.85% to 1.90%   3.61%       21.77%     to  23.06%(5)
2008  1,453,484   7.28 to 10.93     14,909,895  0.85% to 1.90%   1.62%      -33.49%     to -32.78%
2007  1,091,833  15.35 to 16.25(4)  16,921,569  0.85% to 1.77%   1.24%        0.73%     to   1.66%(5)
2006    816,855  15.24 to 15.99(4)  12,527,095  0.85% to 1.77%   0.85%        5.98%(8)  to   9.51%(5)(7)
Diversified International Account (Class 2)
2010     74,288   6.32 to  6.43        476,248  1.55% to 1.70%   1.27%       11.00%     to  11.17%
2009     81,570   5.70 to  5.78        470,303  1.55% to 1.70%   3.93%       24.70%     to  24.89%
2008     86,227   4.57 to  4.63        398,229  1.55% to 1.70%   1.47%      -47.28%     to -47.20%
2007    101,696   8.66 to  8.77        889,460  1.55% to 1.70%   1.94%       13.95%     to  14.12%
2006     69,779   7.60 to  7.68        534,057  1.55% to 1.70%   1.30%       18.24%     to  18.42%
Equity Income Account (Class 2)
2010     99,118   9.15 to  9.28        915,078  1.55% to 1.70%   2.89%       13.92%     to  14.09%
2009    128,587   8.03 to  8.13      1,041,372  1.55% to 1.70%   4.92%       17.74%     to  17.92%
2008    182,583   6.82 to  6.90      1,255,089  1.55% to 1.70%   2.34%      -35.23%     to -35.13%
2007    252,964  10.53 to 10.63      2,681,738  1.55% to 1.70%   0.72%        3.23%     to   3.39%
2006    237,372  10.20 to 10.29      2,435,451  1.55% to 1.70%   1.27%       15.87%     to  16.04%
Government & High Quality Bond Account (Class 2)
2010      1,425   7.57 to  7.67         10,904  1.55% to 1.70%   5.76%        3.87%     to   4.02%
2009        245   7.29 to  7.37          1,785  1.55% to 1.70%   7.56%        4.42%     to   4.58%
2008        555   6.98 to  7.05          3,903  1.55% to 1.70%   7.56%        2.65%     to   2.81%
2007      1,013   6.80 to  6.86          6,937  1.55% to 1.70%   5.28%        4.42%     to   4.57%
2006      1,096   6.52 to  6.56          7,180  1.55% to 1.70%   1.50%        2.47%     to   2.62%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Income Account (Class 2)
2010     34,947   8.65 to  8.76        304,723  1.55% to 1.70%   6.38%        6.44%     to   6.60%
2009     37,750   8.13 to  8.22        308,706  1.55% to 1.70%   9.63%       16.18%     to  16.35%
2008     46,657   7.00 to  7.07        328,247  1.55% to 1.70%   8.74%       -5.37%     to  -5.23%
2007     81,716   7.39 to  7.46        607,656  1.55% to 1.70%   6.51%        3.98%     to   4.14%
2006     86,140   7.11 to  7.16        614,681  1.55% to 1.70%   4.27%        2.82%     to   2.98%
LargeCap Blend Account II (Class 2)
2010     15,251   6.26 to  6.34         96,483  1.55% to 1.70%   2.01%       11.06%     to  11.23%
2009     16,785   5.64 to  5.70         95,490  1.55% to 1.70%   1.29%       27.11%     to  27.30%
2008     17,631   4.44 to  4.48         78,807  1.55% to 1.70%   1.22%      -37.57%     to -37.48%
2007     24,305   7.11 to  7.16        173,866  1.55% to 1.70%   1.39%        3.15%     to   3.31%
2006     24,521   6.89 to  6.93        169,811  1.55% to 1.70%   1.14%        9.78%     to   9.94%
LargeCap Growth Account (Class 2)
2010      6,386   6.88 to  6.98         44,359  1.55% to 1.70%   0.00%       16.06%     to  16.23%
2009      8,239   5.93 to  6.00         49,180  1.55% to 1.70%   0.35%       24.67%     to  24.85%
2008      8,350   4.76 to  4.81         39,948  1.55% to 1.70%   0.25%      -44.26%     to -44.17%
2007     15,727   8.53 to  8.61        135,137  1.55% to 1.70%   0.00%       20.98%     to  21.16%
2006     12,939   7.05 to  7.11         91,760  1.55% to 1.70%   0.00%        2.86%     to   3.02%
MidCap Blend Account (Class 2)
2010    157,610  10.09 to 10.19      1,594,264  1.55% to 1.70%   2.30%       21.74%     to  21.93%
2009    203,119   8.29 to  8.36      1,687,684  1.55% to 1.70%   1.57%       26.18%     to  26.37%
2008    237,021   6.57 to  6.62      1,559,723  1.55% to 1.70%   1.42%      -30.92%     to -30.82%
2007    259,847   9.51 to  9.56      2,474,987  1.55% to 1.70%   0.69%       -9.65%     to  -9.51%
2006    198,267  10.52 to 10.57      2,090,330  1.55% to 1.70%   1.45%       14.60%     to  14.77%
Money Market Account (Class 2)
2010     35,128   5.80 to  5.89        205,000  1.55% to 1.70%   0.00%       -1.69%     to  -1.54%
2009     30,188   5.90 to  5.98        178,972  1.55% to 1.70%   0.33%       -1.50%     to  -1.36%
2008    119,261   5.99 to  6.06        720,242  1.55% to 1.70%   2.05%        0.60%     to   0.75%
2007     32,902   5.95 to  6.01        196,453  1.55% to 1.70%   4.58%        2.91%     to   3.07%
2006      4,510   5.79 to  5.84         26,100  1.55% to 1.70%   4.00%        2.35%     to   2.51%
Principal Capital Appreciation Account (Class 2)
2010     30,809  12.25 to 12.41        380,064  1.55% to 1.70%   1.28%       13.17%     to  13.34%
2009     38,916  10.82 to 10.95        423,978  1.55% to 1.70%   0.96%       27.36%     to  27.55%
2008     53,444   8.50 to  8.59        456,753  1.55% to 1.70%   0.84%      -34.68%     to -34.58%
2007     76,526  13.01 to 13.13      1,000,412  1.55% to 1.70%   0.47%        6.63%     to   6.79%
2006     76,311  12.20 to 12.29        934,338  1.55% to 1.70%   0.23%        9.87%     to  10.03%
Real Estate Securities Account (Class 2)
2010        663  17.35 to 17.73         11,504  1.55% to 1.70%   2.35%       23.18%     to  23.37%
2009      1,620  14.08 to 14.37         23,057  1.55% to 1.70%   3.43%       26.52%     to  26.72%
2008      1,822  11.13 to 11.34         20,469  1.55% to 1.70%   2.25%      -34.14%     to -34.04%
2007      3,152  16.90 to 17.19         53,689  1.55% to 1.70%   3.97%      -19.30%     to -19.18%
2006     19,651  20.94 to 21.27        416,984  1.55% to 1.70%   2.38%       30.66%     to  30.86%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
SAM Balanced Portfolio (Class 2)
2010    915,093  10.26 to 10.51      9,490,958  1.52% to 1.77%   3.43%       11.35%     to  11.63%
2009  1,099,459   9.21 to  9.41     10,236,599  1.52% to 1.77%   3.69%       21.46%     to  21.76%
2008  1,283,256   7.58 to  7.73      9,843,630  1.52% to 1.77%   4.03%      -27.71%     to -27.53%
2007  1,428,804  10.49 to 10.67     15,150,651  1.52% to 1.77%   2.32%        5.93%(10) to   6.18%(5)(10)
2006  1,264,527   9.91 to  9.98     12,593,462  1.55% to 1.70%   1.94%        8.51%     to   8.68%
SAM Conservative Balanced Portfolio (Class 2)
2010     45,994   7.85 to 10.86(4)     367,503  1.55% to 1.77%   3.78%        9.77%     to  10.01%
2009     36,525   7.14 to  9.89(4)     267,611  1.55% to 1.77%   3.89%       18.60%     to  18.86%
2008    107,666   6.00 to  8.34(4)     649,805  1.55% to 1.77%   3.98%      -20.83%     to -20.65%
2007    197,468   7.57 to 10.54(4)   1,498,961  1.55% to 1.77%   3.19%        5.38%(10) to   5.69%
2006    187,469   7.12 to  7.16      1,338,688  1.55% to 1.70%   2.62%        6.67%     to   6.83%
SAM Conservative Growth Portfolio (Class 2)
2010    145,807  10.32 to 10.44      1,511,685  1.55% to 1.70%   3.09%       12.99%     to  13.16%
2009    164,436   9.13 to  9.23      1,509,098  1.55% to 1.70%   4.75%       23.24%     to  23.43%
2008    211,521   7.41 to  7.48      1,573,396  1.55% to 1.70%   3.81%      -34.42%     to -34.32%
2007    282,321  11.30 to 11.38      3,201,477  1.55% to 1.70%   1.46%        7.20%     to   7.36%
2006    266,719  10.54 to 10.60      2,821,107  1.55% to 1.70%   1.43%       10.06%     to  10.22%
SAM Flexible Income Portfolio (Class 2)
2010     83,668   9.16 to 11.22(4)     799,210  1.55% to 1.77%   4.84%        8.33%     to   8.57%
2009    113,930   8.44 to 10.35(4)     991,084  1.55% to 1.77%   4.48%       17.54%     to  17.80%
2008    175,382   7.17 to  8.81(4)   1,280,792  1.55% to 1.77%   6.85%      -16.41%     to -15.35%
2007    265,234   8.39 to  8.46      2,242,137  1.55% to 1.70%   4.46%        4.07%     to   4.23%
2006    322,522   8.06 to  8.12      2,617,099  1.55% to 1.70%   3.78%        4.82%     to   4.97%
SAM Strategic Growth Portfolio (Class 2)
2010     25,876  10.90 to 11.05        285,182  1.55% to 1.70%   2.36%       14.23%     to  14.40%
2009     28,872   9.54 to  9.66        278,293  1.55% to 1.70%   3.48%       24.90%     to  25.09%
2008     29,030   7.64 to  7.72        223,739  1.55% to 1.70%   3.64%      -38.61%     to -38.52%
2007     42,686  12.45 to 12.56        535,497  1.55% to 1.70%   0.93%        7.50%     to   7.67%
2006     36,290  11.58 to 11.66        422,702  1.55% to 1.70%   0.76%       10.87%     to  11.03%
Short-Term Income Account (Class 2)
2010      5,895   7.22 to  7.31         43,105  1.55% to 1.70%   1.00%        2.61%     to   2.77%
2009     19,963   7.04 to  7.11        142,002  1.55% to 1.70%   5.16%        7.96%     to   8.12%
2008      6,234   6.52 to  6.58         41,025  1.55% to 1.70%   1.47%       -2.89%     to  -2.75%
2007      4,211   6.71 to  6.76         28,500  1.55% to 1.70%   4.85%        2.48%     to   2.64%
2006      9,201   6.55 to  6.59         60,649  1.55% to 1.70%   4.09%        2.48%     to   2.64%
SmallCap Growth Account II (Class 2)
2010      1,133   6.39 to  6.48          7,336  1.55% to 1.70%   0.00%       24.55%     to  24.74%
2009      2,718   5.13 to  5.19         14,113  1.55% to 1.70%   0.00%       29.07%     to  29.26%
2008      5,213   3.97 to  4.02         20,944  1.55% to 1.70%   0.00%      -42.25%     to -42.16%
2007     21,484   6.88 to  6.95        148,801  1.55% to 1.70%   0.00%        2.88%     to   3.04%
2006     21,949   6.69 to  6.74        147,613  1.55% to 1.70%   0.00%        4.78%     to   4.94%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Columbia High Yield Fund, Variable Series (Class A)
2010     17,492  18.12 to 18.55        321,620  1.52% to 1.77%   7.72%        9.99%     to  10.27%
2009     17,574  16.47 to 16.82        293,312  1.52% to 1.77%   9.88%       41.63%     to  41.98%
2008     14,606  11.66 to 11.85        171,563  1.52% to 1.72%  10.36%      -26.06%     to -25.91%
2007     14,454  15.77 to 15.99        229,122  1.52% to 1.72%   4.80%        0.11%     to   0.31%
2006     11,356  15.75 to 15.95        179,520  1.52% to 1.72%   2.78%        4.71%(8)  to   9.35%(5)
Columbia Marsico Focused Equities Fund, Variable Series (Class A)
2010     50,384  11.14 to 11.47        573,654  1.52% to 1.77%   0.45%       16.64%     to  16.93%
2009     58,840   9.56 to  9.81        573,393  1.52% to 1.77%   0.66%       26.42%     to  26.73%
2008     61,746   7.56 to  7.74        475,471  1.52% to 1.77%   0.10%      -42.33%     to -42.19%
2007     54,249  13.11 to 13.39        723,363  1.52% to 1.77%   0.12%       11.58%     to  11.86%
2006     37,098  11.87 to 11.97        442,153  1.52% to 1.72%   0.00%        6.42%     to   6.64%(5)(8)
Asset Allocation Fund (Class 2)
2010    125,672           16.76      2,106,807           0.85%   1.96%                      11.55%
2009    137,713           15.03      2,069,569           0.85%   2.36%                      22.94%
2008    135,339           12.22      1,654,437           0.85%   2.86%                     -30.11%
2007     91,779           17.49      1,605,242           0.85%   3.25%                       5.65%
2006     11,970           16.55        198,164           0.85%   3.57%(7)                    5.37%(7)
Global Growth Fund (Class 2)
2010    460,508  22.64 to 24.32     10,692,807  0.85% to 1.72%   1.47%        9.84%     to  10.80%
2009    519,722  20.61 to 21.95     10,945,587  0.85% to 1.72%   1.37%       39.88%     to  41.10%
2008    625,386  14.73 to 15.55      9,375,646  0.85% to 1.72%   1.77%      -39.44%     to -38.91%
2007    651,852  24.33 to 25.46     16,060,278  0.85% to 1.72%   2.76%       12.89%     to  13.88%
2006    514,583  21.55 to 22.36     11,166,439  0.85% to 1.72%   0.80%        8.37%(7)  to  18.38%(5)
Growth Fund (Class 2)
2010    577,056  19.46 to 20.91     11,489,423  0.85% to 1.72%   0.72%       16.66%     to  17.68%
2009    628,545  16.68 to 17.77     10,694,952  0.85% to 1.72%   0.65%       37.04%     to  38.23%
2008    736,241  12.18 to 12.85      9,108,184  0.85% to 1.72%   0.82%      -44.93%     to -44.45%
2007    706,773  22.11 to 23.14     15,810,039  0.85% to 1.72%   0.79%       10.43%     to  11.40%
2006    604,883  20.02 to 20.77     12,196,400  0.85% to 1.72%   0.98%        3.47%(7)  to   8.34%(5)
Growth-Income Fund (Class 2)
2010    771,857  16.12 to 17.33     12,783,276  0.85% to 1.72%   1.47%        9.53%     to  10.48%
2009    854,158  14.72 to 15.68     12,870,904  0.85% to 1.72%   1.58%       29.01%     to  30.13%
2008    979,919  11.41 to 12.05     11,399,496  0.85% to 1.72%   1.71%      -38.91%     to -38.38%
2007    990,371  18.68 to 19.56     18,755,270  0.85% to 1.72%   1.57%        3.25%     to   4.16%
2006    829,697  18.09 to 18.78     15,129,375  0.85% to 1.72%   1.81%        8.70%(7)  to  13.24%(5)
Growth and Income Portfolio (Class VC)
2010    991,030   8.99 to 12.59     11,488,810  0.85% to 1.90%   0.59%       15.20%     to  16.42%
2009    984,662   7.80 to 10.82      9,972,867  0.85% to 1.90%   1.05%       16.66%     to  17.89%(5)
2008    912,391   6.69 to  9.17      7,912,037  0.85% to 1.90%   1.78%      -37.62%     to -36.96%
2007    611,579  13.81 to 14.55      8,560,516  0.85% to 1.77%   1.58%        1.62%     to   2.56%(5)
2006    338,203  13.59 to 14.19      4,648,757  0.85% to 1.72%   1.46%        7.75%(7)  to  15.27%(5)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Mid Cap Value Portfolio (Class VC)
2010     13,916           14.57        202,710           0.85%   0.36%                      24.37%
2009     16,254           11.71        190,371           0.85%   0.52%                      25.54%
2008     14,663            9.33        136,788           0.85%   1.27%                     -39.87%
2007     15,888           15.51        246,502           0.85%   0.75%                      -0.27%
2006        244           15.56          3,803           0.85%   0.00%(9)                   11.75%(9)
MTB Managed Allocation Fund - Moderate Growth II
2010     12,029            9.77        117,510           1.52%   0.73%                       8.89%
2009     15,143            8.97        135,865           1.52%   0.01%                      23.73%
2008     17,532            7.25        127,133           1.52%   1.71%                     -30.15%
2007      9,653           10.38        100,206           1.52%   3.42%                       3.81%(11)
2006         --              --             --             --      --                          --
Franklin Income Securities Fund (Class 2)
2010    282,085  10.29 to 10.63      2,942,495  0.85% to 1.90%   6.23%       10.55%     to  11.72%
2009    196,116   9.31 to  9.51      1,843,992  0.85% to 1.90%   7.29%       33.05%     to  34.45%(5)
2008    118,076   6.99 to  7.08        831,032  0.85% to 1.90%   3.27%      -30.06%(12) to -29.23%(12)
2007         --              --             --              --      --                         --
2006         --              --             --              --      --                         --
Franklin Templeton VIP Founding Funds Allocation Fund (Class 2)
2010    323,878   9.11 to  9.40      2,983,855  0.85% to 1.90%   2.38%        8.18%    to    9.32%
2009    278,168   8.42 to  8.60      2,360,067  0.85% to 1.90%   2.86%       27.80%    to   29.15%
2008    233,058   6.59 to  6.66      1,542,126  0.85% to 1.90%   4.75%      -34.10%(12) to -33.42%(12)
2007          -              --             --              --      --                         --
2006          -              --             --              --      --                         --
Allocation Balanced Portfolio (Class 3)
2010    148,850  11.33 to 11.48(4)   1,708,086  1.30% to 1.90%   5.94%(14)    6.05%(14) to   6.72%(14)
2009          -              --             --              --     --                          --
2008          -              --             --              --     --                          --
2007          -              --             --              --     --                          --
2006          -              --             --              --     --                          --
Allocation Growth Portfolio (Class 3)
2010     18,629  11.00 to 11.17        207,442  1.30% to 1.90%   2.62%(14)    8.60%(14) to   9.39%(14)
2009          -              --             --              --     --                          --
2008          -              --             --              --     --                          --
2007          -              --             --              --     --                          --
2006          -              --             --              --     --                          --
Allocation Moderate Portfolio (Class 3)
2010    142,836  11.27 to 11.43      1,629,705  1.30% to 1.90%   4.82%(14)    7.00%(14) to   7.62%(14)
2009          -              --             --              --     --                          --
2008          -              --             --              --     --                          --
2007          -              --             --              --     --                          --
2006          -              --             --              --     --                          --

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Allocation Moderate Growth Portfolio (Class 3)
2010     88,273  10.96 to 11.34        980,010  1.15% to 1.80%   5.49%(14)    7.71%(14) to   8.38%(14)
2009         --              --             --              --     --                          --
2008         --              --             --              --     --                          --
2007         --              --             --              --     --                          --
2006         --              --             --              --     --                          --
Real Return Portfolio (Class 3)
2010    242,390  11.35 to 11.64(4)   2,763,425  0.85% to 1.90%   2.58%(14)    0.44%(14) to   1.35%(15)
2009         --              --             --              --     --                          --
2008         --              --             --              --     --                          --
2007         --              --             --              --     --                          --
2006         --              --             --              --     --                          --

(1) These amounts represent the annualized contract expenses of the variable account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying investment portfolio have been excluded. For additional information on charges and deductions see footnote 4.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the variable account from the underlying investment portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the variable account is affected by the timing of the declaration of dividends by the underlying portfolio in which the variable account invests. The average net assets are calculated by adding ending net asset balances at the end of each month of the year and dividing it by the number of months that the portfolio had an ending asset balance during the year.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying investment portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract total returns are not within the range presented due to a variable account being added to a product during the year.

(4) Individual contract unit fair values are not all within the range presented due to differences in the unit fair value at a product's launch date and other market conditions.

(5) Individual contract total returns are not all within the total return range presented due to a variable account being added to a product during the year.

(6) The unit fair value is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract unit values are not within the range presented due to differences in the unit fair value at the products launch date and other market conditions.

(7)  For the period from May 1, 2006 (inception) to December 31, 2006.

(8)  For the period from September 29, 2006 (inception) to December 31, 2006.

(9)  For the period from August 28, 2006 (inception) to December 31, 2006.

(10) For the period from January 29, 2007 (inception) to December 31, 2007.

(11) For the period from February 5, 2007 (inception) to December 31, 2007.

(12) For the period from February 4, 2008 (inception) to December 31, 2008.

(13) For the period from April 30, 2009 (inception) to December 31, 2009.

(14) For the period from January 19, 2010 (inception) to December 31, 2010.

(15) For the period from May 3, 2010 (inception) to December 31, 2010.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                          INDEX TO FINANCIAL STATEMENTS

                                                                Page
                                                               Numbers
                                                               -------

Report of Independent Registered Public Accounting Firm           1
Balance Sheets - December 31, 2010 and 2009                     2 to 3
Statements of Income (Loss) - Years Ended December 31,
   2010, 2009 and 2008                                            4
Statements of Comprehensive Income (Loss) - Years Ended
   December 31, 2010, 2009 and 2008                               5
Statements of Shareholder's Equity - Years Ended December
   31, 2010, 2009 and 2008                                        6
Statements of Cash Flows - Years Ended December 31, 2010,
   2009 and 2008                                                7 to 8
Notes to Financial Statements                                  9 to 59

                                                      PRICEWATERHOUSECOOPERS LLP
                                                                  1201 LOUISIANA
                                                                      SUITE 2900
                                                           HOUSTON TX 77002-5678
                                                        TELEPHONE (713) 356 4000
                                                        FACSIMILE (713) 356 4717

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of The United States Life Insurance Company in the City of New York:

In our opinion, the accompanying balance sheets and the related statements of income (loss), of comprehensive income (loss), of equity and of cash flows present fairly, in all material respects, the financial position of the United States Life Insurance Company in the City of New York (the "Company"), an indirect, wholly owned subsidiary of American International Group, Inc., at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, effective December 31, 2010, the Company merged with American International Life Assurance Company of New York, an affiliate, with the Company being the surviving legal entity.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments of fixed maturity securities as of April 1, 2009.

PRICEWATERHOUSECOOPERS LLP
April 29, 2011

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                                 BALANCE SHEETS

                                                                   December 31,
                                                             -----------------------
                                                               2010         2009
                                                             -------   -------------
                                                                       (as adjusted,
                                                                        see Note 1)
                                                                  (In Millions)
ASSETS
Investments:
   Fixed maturity securities, available for sale, at fair
      value (amortized cost: 2010 - $8,890; 2009 - $9,280)   $ 9,448      $ 9,300
   Fixed maturity securities, trading, at fair value              67           40
   Equity securities, available for sale, at fair value
      (cost: 2010 - $5; 2009 - $15)                                7           19
   Mortgage and other loans receivable, (net of allowance:
      2010 - $18; 2009 - $6)                                     734          791
   Policy loans                                                  216          220
   Investment real estate                                         22           23
   Partnerships and other invested assets                        136          125
   Short-term investments                                        826          611
                                                             -------      -------
Total investments                                             11,456       11,129
Cash                                                               5           17
Accrued investment income                                        120          130
Reinsurance receivables                                          285          302
Deferred policy acquisition costs                                265          324
Income taxes receivable                                           19          120
Other assets                                                     104          127
Separate account assets, at fair value                            83           86
                                                             -------      -------
TOTAL ASSETS                                                 $12,337      $12,235
                                                             =======      =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           BALANCE SHEETS (Continued)

                                                                    December 31,
                                                              -----------------------
                                                               2010          2009
                                                              -------   -------------
                                                                        (as adjusted,
                                                                         see Note 1)
                                                                (In Millions, except
                                                                    share data)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
   Future policy benefits                                     $ 4,947      $ 4,908
   Policyholder contract deposits                               4,077        4,100
   Policy claims and benefits payable                             270          770
   Other policyholders' funds                                     409          419
   Reserve for unearned premiums                                  106          122
   Derivative liabilities                                          16            9
   Other liabilities                                              139          156
   Separate account liabilities                                    83           86
                                                              -------      -------
TOTAL LIABILITIES                                              10,047       10,570
                                                              -------      -------
Commitments and contingent liabilities (see Note 12)
SHAREHOLDER'S EQUITY:
   Common stock, $2 par value, 1,980,658 shares authorized,
      issued and outstanding                                        4            4
   Additional paid-in capital                                   2,187        2,186
   Accumulated deficit                                           (249)        (553)
   Accumulated other comprehensive income                         348           28
                                                              -------      -------
TOTAL SHAREHOLDER'S EQUITY                                      2,290        1,665
                                                              -------      -------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                    $12,337      $12,235
                                                              =======      =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           STATEMENTS OF INCOME (LOSS)

                                                                               Years ended December 31,
                                                                   -----------------------------------------------
                                                                     2010           2009               2008
                                                                   -------   -----------------   -----------------
                                                                             (as adjusted, see   (as adjusted, see
                                                                                  Note 1)              Note 1)
                                                                               (In Millions)
REVENUES:
   Premiums and other considerations                               $  512          $  571             $   889
   Net investment income                                              747             716                 750
   Net realized investment losses:
      Total other-than-temporary impairments on
         available for sale securities                                (77)           (147)               (977)
      Portion of other-than-temporary impairments on
         available for sale fixed maturity securities recognized
         in accumulated other comprehensive income                    (28)             (4)                 --
                                                                   ------          ------             -------
      Net other-than-temporary impairments on available
         for sale securities recognized in net income (loss)         (105)           (151)               (977)
      Other realized investment gains (losses)                         42               6              (1,254)
                                                                   ------          ------             -------
         Total net realized investment losses                         (63)           (145)             (2,231)
   Insurance charges                                                  191             196                 197
   Other                                                               35              33                  32
                                                                   ------          ------             -------
TOTAL REVENUES                                                      1,422           1,371                (363)
                                                                   ------          ------             -------
BENEFITS AND EXPENSES:
   Policyholder benefits                                              787             820               1,130
   Interest credited on policyholder contract deposits                159             166                 186
   Amortization of deferred policy acquisition costs                   48              46                  19
   General and administrative expenses, net of deferrals              118             142                 140
   Commissions, net of deferrals                                      100             109                 123
                                                                   ------          ------             -------
TOTAL BENEFITS AND EXPENSES                                         1,212           1,283               1,598
                                                                   ------          ------             -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)                     210              88              (1,961)
INCOME TAX EXPENSE (BENEFIT):
   Current                                                            (30)             14                (413)
   Deferred                                                           (64)             24                 461
                                                                   ------          ------             -------
TOTAL INCOME TAX EXPENSE (BENEFIT)                                    (94)             38                  48
                                                                   ------          ------             -------
NET INCOME (LOSS)                                                  $  304          $   50             $(2,009)
                                                                   ======          ======             =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                      Years ended December 31,
                                                            ---------------------------------------------
                                                             2010          2009               2008
                                                            -----   -----------------   -----------------
                                                                    (as adjusted, see   (as adjusted, see
                                                                         Note 1)              Note 1)
                                                                      (In Millions)
NET INCOME (LOSS)                                           $ 304        $   50              $(2,009)
OTHER COMPREHENSIVE INCOME (LOSS):
   Net unrealized gains of fixed maturity investments
      on which other-than-temporary credit impairments
      were taken - net of reclassification adjustments         69            79                   --
   Deferred income tax expense on above changes               (28)          (19)                  --
   Net unrealized gains (losses) on all other invested
      assets arising during the current period - net of
      reclassification adjustments                            465         1,035                 (414)
   Deferred income tax (expense) benefit on above changes    (163)         (362)                 145
   Adjustment to deferred policy acquisition costs            (35)          (74)                  42
   Deferred income tax (expense) benefit on above changes      12            26                  (15)
                                                            -----        ------              -------
OTHER COMPREHENSIVE INCOME (LOSS)                             320           685                 (242)
                                                            -----        ------              -------
COMPREHENSIVE INCOME (LOSS)                                 $ 624        $  735              $(2,251)
                                                            =====        ======              =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                      Years ended December 31,
                                                            -----------------------------------------------
                                                             2010           2009                 2008
                                                            ------   -----------------    -----------------
                                                                     (as adjusted, see    (as adjusted, see
                                                                         Note 1)              Note 1)
                                                                      (In Millions)
COMMON STOCK:
   Balance at beginning and end of year                     $    4        $     4              $     4
ADDITIONAL PAID-IN CAPITAL:
   Balance at beginning of year                              2,186          1,835                  774
      Capital contributions from Parent (see Note 13)            1            351                1,061
                                                            ------        -------              -------
   Balance at end of year                                    2,187          2,186                1,835
                                                            ------        -------              -------
RETAINED EARNINGS (ACCUMULATED DEFICIT):
   Balance at beginning of year                               (553)        (1,142)                 917
      Cumulative effect of accounting change, net of tax        --            539                   --
      Net income (loss)                                        304             50               (2,009)
      Dividends                                                 --             --                  (50)
                                                            ------        -------              -------
   Balance at end of year                                     (249)          (553)              (1,142)
                                                            ------        -------              -------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
   Balance at beginning of year                                 28           (274)                 (32)
      Cumulative effect of accounting change, net of tax        --           (383)                  --
      Other comprehensive income (loss)                        320            685                 (242)
                                                            ------        -------              -------
   Balance at end of year                                      348             28                 (274)
                                                            ------        -------              -------
TOTAL SHAREHOLDER'S EQUITY                                  $2,290        $ 1,665              $   423
                                                            ======        =======              =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            STATEMENTS OF CASH FLOWS

                                                                             Years ended December 31,
                                                                     ----------------------------------------
                                                                       2010          2009            2008
                                                                     -------    -------------   -------------
                                                                                (as adjusted,   (as adjusted,
                                                                                 see Note 1)     see Note 1)
                                                                                   (In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $   304        $  50          $(2,009)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY
   (USED IN) OPERATING ACTIVITIES:
Interest credited in policyholder contract deposits                      159          166              186
Fees charged for policyholder contract deposits                           (5)          (5)              (5)
Amortization of deferred policy acquisition costs                         48           46               19
Net realized investment losses                                            63          145            2,231
Equity in (income) loss of partnerships and other invested assets        (21)          (8)              13
Depreciation and amortization                                            (21)           4                4
Amortization (accretion) of net premium/discount on investments          (28)         (55)             (24)
Provision for deferred income taxes                                     (182)        (198)             132
CHANGE IN:
   Trading securities, at fair value                                     (27)          (2)              11
   Accrued investment income                                              10            6               10
   Amounts due to/from related parties                                   (12)          (9)              (1)
   Worker's compensation claim reserve, net                             (331)          (9)              31
   Reinsurance receivables                                                17           25               (9)
   Deferral of deferred policy acquisition costs                         (24)         (19)             (38)
   Income taxes currently receivable/payable                             101          200             (177)
   Other assets                                                           36           15               15
   Future policy benefits                                               (186)        (241)             103
   Other policyholders' funds                                            (10)          59               18
   Other liabilities                                                     (22)           5               (7)
Other, net                                                                16           (1)              (8)
                                                                     -------        -----          -------
      NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES            $  (115)       $ 174          $   495
                                                                     -------        -----          -------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of:
   Fixed maturity securities                                         $(1,521)       $(999)         $  (589)
   Equity securities                                                      --           (6)              (1)
   Mortgage and other loans                                              (12)         (17)             (45)
   Other investments, excluding short-term investments                   (85)         (83)            (136)
Sales of:
   Fixed maturity securities                                           1,295          492              880
   Equity securities                                                      12            9                2
   Other investments, excluding short-term investments                    76          103               53
Redemptions and maturities of:
   Fixed maturity securities                                             656          575              319
   Mortgage and other loans                                               33           66               62
   Other investments, excluding short-term investments                     2            3                3
Change in short-term investments                                        (215)        (379)             (91)
Change in securities lending collateral                                   --           --            2,699
                                                                     -------        -----          -------
      NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES            $   241        $(236)         $ 3,156
                                                                     -------        -----          -------

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                      STATEMENTS OF CASH FLOWS (Continued)

                                                                   Years ended December 31,
                                                            --------------------------------------
                                                             2010         2009            2008
                                                            -----    -------------   -------------
                                                                     (as adjusted,   (as adjusted,
                                                                      see Note 1)     see Note 1)
                                                                       (In Millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account deposits                               $ 295        $ 219          $   262
Policyholder account withdrawals                             (271)        (466)            (878)
Net exchanges to/(from) variable accounts                       1           --                2
Claims and annuity payments                                  (163)         (42)               8
Change in securities lending payable                           --           --           (3,904)
Cash overdrafts                                                --           (2)              (4)
Cash capital contribution from Parent Company                  --          350              916
Dividend paid to Parent Company                                --           --              (50)
                                                            -----        -----          -------
   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES      $(138)       $  59          $(3,648)
                                                            -----        -----          -------
INCREASE (DECREASE) IN CASH                                 $ (12)       $  (3)         $     3
CASH AT BEGINNING OF PERIOD                                    17           20               17
                                                            -----        -----          -------
CASH AT END OF PERIOD                                       $   5        $  17          $    20
                                                            =====        =====          =======
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid                                           $  27        $  28          $    91
Interest received                                           $  --        $  (1)         $    --
Non-cash activity:
Capital contribution in the form of securities              $  --        $  --          $   145
Other various non-cash contributions                        $   1        $   1          $    --

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

The United States Life Insurance Company in the City of New York ("USL" or the "Company"), is a wholly-owned subsidiary of AGC Life Insurance Company (the "Parent"), and its ultimate parent is American International Group, Inc. ("AIG").

The Company offers a broad portfolio of individual life, annuity and certain credit products as well as group insurance. The individual life and annuity products include universal life, term, whole life and interest sensitive whole life, fixed annuities, immediate annuities, terminal funding annuities and structured settlement contracts. These individual life and annuity products are sold primarily to affluent markets, generally through independent general agencies and producers as well as financial institutions. The Company also provides products for certain international markets and other target markets through lower cost distribution channels.

Group insurance products include group life, accidental death & dismemberment ("AD&D"), dental, excess major medical, vision and disability coverage and are sold through independent general agents and producers as well as third party administrators. These products are marketed nationwide to employers, professional and affinity associations.

The Company's credit products are credit life and credit accident and health policies that provide payments on loans if a borrower dies or becomes disabled.

The Company is licensed to sell life and accident and health insurance in all 50 states and the District of Columbia. The Company is also licensed in American Samoa, U.S. Virgin Islands, and Guam.

The operations of the Company are influenced by many factors, including general economic conditions, financial condition of AIG, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance products. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. Continuing volatility in the credit markets may result in additional other-than-temporary impairments relating to the Company's fixed income investments. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; maintaining a large percentage of its portfolio in liquid securities; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income on variable product assets held in separate accounts. Although management expects to be able to achieve its business plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations and/or statutory capital and surplus.

Effective December 31, 2010 American International Life Assurance Company of New York ("AIL"), a subsidiary of AIG, merged with USL, the surviving entity. The merger represented a transaction between entities under common control. Assets and liabilities transferred between entities under common control are accounted for at historical cost. The accompanying financial statements include the financial position, results of operations and cash flows of AIL for all periods presented.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain prior period items have been reclassified to conform to the current period's presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. The Company considers that its accounting policies that are most dependent on the application of estimates and assumptions, and therefore viewed as critical accounting estimates, are those relating to items considered by management in the determination of:

     .    future policy benefits for life and accident and health contracts;

     .    recoverability of deferred policy acquisition costs ("DAC");

     .    estimated gross profits ("EGPs") for investment-oriented products;

     .    other-than-temporary impairments;

     . estimates with respect to income taxes, including recoverability of deferred tax assets; and

     . fair value measurements of certain financial assets and liabilities, including the Company's economic interest in Maiden Lane II LLC ("ML II"), a Delaware limited liability company whose sole member is the Federal Reserve Bank of New York ("New York Fed"). See Note 3 herein.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's financial condition, results of operations and cash flows could be materially affected.

Out of Period Adjustments

In 2010, the Company recorded the net effect of certain out of period adjustments which decreased pretax income for 2010 by $6 million. The Company evaluated these errors taking into account both qualitative and quantitative factors and considered the impact of these errors to 2010, as well as the materiality to the periods in which they originated. The pretax impact on prior periods relating to the 2010 out of period adjustments is as follows:

                            Total   2009   2008   Pre-2008
                            -----   ----   ----   --------
                                   (In Millions)
Decrease to pretax income   $(6)    $(3)   $(1)     $(2)

Management believes these errors are immaterial to the financial statements.

INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include both long-duration and short-duration contracts.

Long-duration contracts include traditional whole life, term life, endowment, universal life, variable universal life, fixed annuity, guaranteed renewable term life, limited payment and investment contracts. These contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most contracts issued by the Company in the future allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Short-duration contracts include group life, dental, vision, AD&D, excess major medical, credit and disability policies. These contracts provide insurance protection for a fixed period of short duration and enables the insurer to cancel or adjust the provisions of the contract at the end of any contract period, such as adjusting the amount of premiums charged or coverage provided.

INVESTMENTS

Fixed Maturity and Equity Securities

Fixed maturity and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, net of deferred taxes and an adjustment to DAC, are recorded as a separate component of accumulated other comprehensive income (loss), within shareholder's equity. Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable. Dividend income on equity securities is generally recognized as income on the ex-dividend date.

Fixed maturity and equity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in ML II, which is carried at fair value. For discussion on ML II, see Notes 3 and 4. Realized and unrealized gains and losses on trading securities are reported in net investment income.

Evaluating Investments for Other-Than-Temporary Impairments

On April 1, 2009, the Company adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. These requirements have significantly altered the Company's policies and procedures for determining impairment charges recognized through earnings. The new standard requires a company to recognize the credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changes the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected (recovery value), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income (loss). The Company refers to both credit impairments and impairments recognized as a result of intent to sell as "impairment charges." The impairment model for equity securities was not affected by the standard.

Impairment Policy -- Effective April 1, 2009 and Thereafter

Fixed Maturity Securities

If the Company intends to sell a fixed maturity security or it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to earnings.

For all other fixed maturity securities for which a credit impairment has occurred, the amortized cost is written down to the estimated recovery value with a corresponding charge to earnings. Changes in fair value compared to recovery value, if any, are charged to unrealized appreciation (depreciation) of fixed maturity investments on which other-than-temporary credit impairments are taken (a component of accumulated other comprehensive income (loss)).

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

When assessing the Company's intent to sell a fixed maturity security, or whether it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition the Company's investment portfolio, sales of securities to meet cash flow needs and sales of securities to take advantage of favorable pricing.

The Company considers severe price declines and the duration of such price declines in its assessment of potential credit impairments. The Company may also modify its modeled outputs for certain securities when it determines that price declines are indicative of factors not comprehended by the cash flow models.

In periods subsequent to the recognition of an other-than-temporary impairment charge for available for sale fixed maturity securities that are not foreign exchange related, the Company generally prospectively accretes into earnings the difference between the new amortized cost and the expected undiscounted recovery value over the remaining expected holding period of the security.

In assessing whether a credit impairment has occurred for a structured fixed maturity security, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities.

When estimating future cash flows for a structured fixed maturity security (e.g. residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), collateralized debt obligations ("CDO"), asset backed securities ("ABS")) management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

     .    Current delinquency rates;

     .    Expected default rates and timing of such defaults;

     .    Loss severity and the timing of any such recovery;

     .    Expected prepayment speeds; and

     .    Ratings of securities underlying structured products.

For corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers the fair value as the recovery value when available information does not indicate that another value is more relevant or reliable. When management identifies information that supports a recovery value other than the fair value, the determination of a recovery value considers scenarios specific to the issuer and the security, and may be based upon estimates of outcomes of corporate restructurings, political and macro economic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

Equity Securities

The impairment model for equity securities and other cost and equity method investments was not affected by the adoption of the accounting standard related to other-than-temporary impairments in the second quarter of 2009. The Company continues to evaluate its available for sale equity securities, equity method and cost method investments for impairment by considering such securities as candidates for other-than-temporary impairment if they meet any of the following criteria:

     . The security has traded at a significant (25 percent or more) discount to cost for an extended period of time (nine consecutive months or longer);

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

     . A discrete credit event has occurred resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

     . The Company has concluded that it may not realize a full recovery on its investment, regardless of the occurrence of one of the foregoing events.

The determination that an equity security is other-than-temporarily impaired requires the judgment of management and consideration of the fundamental condition of the issuer, its near-term prospects and all the relevant facts and circumstances. The above criteria also consider circumstances of a rapid and severe market valuation decline in which the Company could not reasonably assert that the impairment period would be temporary (severity losses).

Fixed Maturity Securities Impairment Policy -- Prior to April 1, 2009

In all periods prior to April 1, 2009, the Company assessed its ability to hold any fixed maturity available for sale security in an unrealized loss position to its recovery at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflected the judgment of the Company's management that the security sold was unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflected management's judgment that the risk-adjusted ultimate recovery was less than the value achievable on sale.

In those periods, the Company evaluated its fixed maturity securities for other-than-temporary impairments with respect to valuation as well as credit.

After a fixed maturity security had been identified as other-than-temporarily impaired, the amount of such impairment was determined as the difference between fair value and amortized cost and the entire amount, whether attributed to credit or noncredit factors, was recorded as a charge to earnings.

Mortgage and Other Loans Receivable

Mortgage and other loans receivable includes mortgage loans on real estate and collateral, commercial loans and guaranteed loans. Mortgage loans on real estate and collateral, commercial loans and guaranteed loans are carried at unpaid principal balances less credit allowances and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned.

Impairment of mortgage and other loans receivable is based on certain risk factors, including past due status. For commercial mortgages in particular, risk factors evaluated in monitoring credit quality also include debt service coverage ratio, loan-to-value or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and major property tenants, economic trends in the market where the property is located, and condition of the property. Mortgage and other loans receivable are considered impaired when collection of all amounts due under contractual terms is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral. Interest income on such impaired loans is recognized as cash is received.

Policy Loans

Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Real Estate

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. The Company does not currently hold any available for sale investment real estate.

The Company's investments in real estate are periodically evaluated for recoverability whenever changes in circumstances indicate the carrying amount of an asset may be impaired. When impairment indicators are present, the Company compares expected investment cash flows to carrying value. When the expected cash flows are less than the carrying value, the investments are written down to fair value with a corresponding charge to earnings.

Partnerships and Other Invested Assets

Partnerships in which AIG holds less than a five percent interest are carried at fair value and the change in fair value is recognized as a component of accumulated other comprehensive income (loss). With respect to partnerships in which AIG holds in the aggregate a five percent or greater interest, or less than five percent interest but AIG has more than a minor influence over the operations of the investee, the Company's carrying value is its share of the net asset value of the partnerships. The changes in such net asset values accounted for under the equity method are recorded in earnings through net investment income. In applying the equity method of accounting, the Company consistently uses financial information provided by the general partners or manager of each of these investments, which is generally one to three months prior to the end of the Company's reporting period. The Company uses the carrying value as a practical expedient for fair value. The financial statements of these investees are generally audited on an annual basis.

The Company's investment partnerships are evaluated for impairment consistent with the evaluation of equity securities for impairments as discussed above. Such evaluation considers market conditions, events and volatility that may impact the recoverability of the underlying investments within these investment partnerships and is based on the nature of the underlying investments and specific inherent risks. Such risks may evolve based on the nature of the underlying investments.

Short-Term Investments

Short-term investments consist of interest-bearing money market funds, investment pools, and other investments with original maturities within one year from the date of purchase.

Derivative Financial Instruments

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps and foreign currency swaps. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

The Company issues indexed universal life and annuity products, which contain embedded derivatives associated with guarantees tied to certain indices. The Company purchases call options from various indicies to offset the increase in its liabilities resulting from the indexed features of these products. With the exception of premiums required for the purchase of publicly-traded or over-the-counter traded options and futures, derivatives contracts purchased by the Company require no up-front cash payment and provide for net settlement.

The Company believes its hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting. The Company carries all derivatives, with the exception of bifurcated embedded derivatives, at fair value in the balance sheets as derivative assets or derivative liabilities. The fair value of the embedded derivatives is reflected in policyholder contract deposits in the balance sheets. Changes in the fair value of all derivatives are reported as part of net realized investment gains and losses in the statements of income (loss). See Note 5 for additional disclosures.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

CASH

Cash represents cash on hand and non-interest bearing demand deposits.

DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

Policy acquisition costs represent those costs, including commissions, underwriting and certain marketing expenses, that vary with and are primarily related to the acquisition of new business.

Policy acquisition costs for traditional life and accident and health insurance products are generally deferred and amortized, with interest, over the premium paying period. Policy acquisition costs and policy issuance costs related to universal life, and investment-type products (investment-oriented products) are deferred and amortized, with interest, in relation to the incidence of EGPs to be realized over the estimated lives of the contracts. EGPs are based on management's best estimates and are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality gains and losses. If management's assumptions underlying the EGPs change significantly, DAC is recalculated using the new assumptions. Any resulting adjustment is included in income as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts. DAC for certain investment-oriented products is also adjusted with respect to EGPs as a result of changes in the net unrealized gains or losses on fixed maturity and equity securities available for sale. Because fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC on certain products equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains (losses) on fixed maturity and equity securities available for sale that is credited or charged directly to accumulated other comprehensive income (loss). This adjustment applied to business sold on USL paper prior to the December 31, 2010 merger with AIL. DAC related to certain investment-oriented business sold on AIL paper was not adjusted for changes in net unrealized gains or losses.

With respect to the Company's variable universal life policies, the assumption for the long-term growth of the separate account assets used by the Company in the determination of DAC amortization is approximately 8.3 percent. For the Company's variable annuity policies, because of the limited size of the block of business, a simplified approach was used which combines experience for lapses, death, and market growth.

The Company currently offers sales inducements, which may include enhanced crediting rates or bonus payments to policy holders on certain of its products. Sales inducements provided to the policyholder are recognized as part of the liability for policyholder contract deposits on the balance sheets. To qualify for such accounting treatment, the sales inducement must be explicitly identified in the contract at inception, and the Company must demonstrate that such amounts are incremental to amounts the Company credits on similar contracts without bonus interest, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities represent funds that are separately administered for variable annuities and variable universal life contracts, for which the investment risk lies solely with the contract holder, except to the extent of minimum guarantees made by the Company with respect to certain policies. Therefore, the Company's liability for these variable accounts equals the value of the variable account assets. Separate account assets are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share and are insulated from creditors. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the statements of income (loss), comprehensive income (loss) and cash flows.

The Company receives administrative fees and other fees for assuming mortality and certain expense risks. Such fees are included in other revenue in the statements of income (loss).

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

FUTURE POLICY BENEFITS

The liability for future policy benefits is established using assumptions described in Note 9 herein. Future policy benefits primarily include the reserves for traditional life and annuity payout contracts are based on estimates of the cost of future policy benefits. Reserves for traditional life are determined using the net level premium method based on actuarial assumptions as to mortality, persistency, interest and expenses established at the policy issue date. Also included in future policy benefits is the liability for annuities issued in structured settlement arrangements whereby a claimant has agreed to settle a general insurance claim in exchange for fixed payments over a fixed determinable period of time with a life contingency feature. Structured settlement liabilities are presented on a discounted basis as the settled claims are fixed and determinable. Additionally, the future policy benefits include the liability for guaranteed minimum death benefit ("the GMDB"). A majority of the Company's variable annuity products are issued with a death benefit feature which provides that, upon the death of a contract holder, the contract holder's beneficiary will receive the greater of (i) the contract holder's account value, or (ii) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals. The GMDB has issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The Company provides reserves for future GMDB-related benefits. The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Changes in liabilities for minimum guarantees are included in policyholder benefits in the statements of income (loss). The Company regularly evaluates estimates used and adjusts the liability balance, with a related charge or credit to policyholder benefits, if actual experience or other evidence suggests that earlier assumptions should be revised. See Note 9 for additional disclosure.

For group and credit contracts the policy reserve is equal to the unearned premium reserves. The unearned premium reserve for group business is based on gross premium and is calculated on a pro rata basis.

Waiver of premium reserves for life insurance are based on the 1970 Krieger table, modified for Company experience. The interest rate assumption varies by year of incurral and the average is approximately 6.10 percent.

Claim reserves attributable to the workers' compensation business are estimated by using a loss development analysis, based upon a combination of actuarial methods including paid loss development, incurred loss development, and the Bornhuetter-Ferguson method, using both paid and incurred claims. Future expected claim payments are discounted using a 3 percent discount rate.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits are recorded at accumulated value (deposits received, plus accrued interest, less withdrawals and assessed fees). Deposits collected on non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company's statements of income (loss), as they are recorded directly to policyholder contract deposits upon receipt.

Equity indexed annuities and equity indexed universal life contracts offer a guaranteed minimum interest rate plus a contingent return based on some internal or external equity index. This feature is accounted for in accordance with accounting standards for derivative instruments.

The Company also incorporates its own risk of non-performance in the valuation of the embedded policy derivatives associated with variable annuity and indexed annuity and life contracts. During the fourth quarter of 2010, instead of using the interest rate swap curve, the Company revised the non-performance risk adjustment to reflect a market participant's view of the Company's claims-paying ability. See Note 3 for additional disclosures on embedded policy derivatives.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

POLICY CLAIMS AND BENEFITS PAYABLE

Policy claims and benefits payable include amounts representing: (i) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and (ii) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments are reflected in current period income.

OTHER POLICYHOLDERS' FUNDS

Included in other policyholders' funds are primarily unearned revenue reserves ("URR"), liabilities for dividends arising out of participating business, reserves for experience rated group products and liabilities for premiums received in advance.

URR consists of front end loads on interest sensitive contracts, representing those policy loads that are non-level and typically higher in initial policy years than in later policy years. Front end loads for interest sensitive life insurance policies are generally deferred and amortized, with interest, in relation to the incidence of EGPs to be realized over the estimated lives of the contracts and are subject to the same adjustments due to changes in the assumptions underlying EGPs as DAC.

Liabilities for dividends arise from participating products issued by the Company. Participating products are those which share in the earnings of the company based on provisions within the insurance contracts sold. These dividends are declared annually by the Board of Directors and may be paid in cash, or they may be applied to reduce future premiums or purchase additional benefits, or they may be left to accumulate with interest until a later date. In addition, certain participating whole life insurance contracts are subject to unique participating policyholder dividend requirements that are imposed by state law. As such, the Company establishes an additional liability because it is required by statute to return 90% of the profits from the contracts to the policyholders in the form of policyholder dividends which will be paid in the future but are not yet payable. The profits used in the liability calculation consist of discrete components for operating income, realized gains and losses and unrealized gains and losses pertaining to the policies and the assets supporting them. The impact of the unrealized gains and losses component is recorded through other comprehensive income (loss). The Company's business has not been profitable and has resulted in an asset, rather than a liability balance. Such assets or receivable balances are not recognized for financial reporting purposes at December 31, 2010.

Provisions for experience rating refunds arise from contractual obligations between the Company and the groups being insured. Periodic assessments of the experience of the insured groups are undertaken and the group participates in the profits of the business, either through adjustments to premiums or through refunds from the liability for the refund.

Premium deposit funds represent a liability for premiums received in advance of their due dates. Such premiums are allowed to accumulate with interest until they are due, at which time the premiums are applied to the underlying policies.

PREMIUM RECOGNITION

Premiums for traditional life insurance products are recognized when due. For limited-payment contracts, net premiums are recorded as revenue. The difference between the gross received and the net premium is deferred and recognized as a change in future policy benefits in the statements of income (loss).

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges and are included in insurance charges in the statements of income (loss). As discussed under "Other Policyholders' Funds" within this note, policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC. Variable annuity and variable universal life fees, asset management fees and surrender charges are recorded as income in other revenue when earned.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Premiums on accident and health policies and credit products are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as reserves for unearned premiums. The Company estimates and accrues group and credit premiums due but not yet collected.

NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources in the Company's operations:

     . Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

     . Dividend income and distributions from common and preferred stock and other investments when receivable.

     . Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

     . Earnings from hedge funds and limited partnership investments accounted for under the equity method.

     .    Interest income on policy loans.

NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

     . Sales of fixed maturity and equity securities (except trading securities accounted for at fair value), real estate, investments in joint ventures and limited partnerships, securities lending invested collateral and other types of investments.

     . Reductions to the cost basis of fixed maturity and equity securities (except trading securities accounted for at fair value) and other invested assets for other-than-temporary impairments.

     .    Changes in fair value of derivatives.

INCOME TAXES

Deferred taxes and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income.

SECURITIES LENDING INVESTED COLLATERAL AND SECURITIES LENDING PAYABLE

On December 12, 2008, the Company terminated its securities lending activities (see Note 7 for additional information).

Securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available-for-sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statements of income (loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the statements of income (loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings. Changes in forward purchase commitments were recorded as net realized investment gains (losses) in the statements of income (loss).

Since the Company terminated its securities lending activities on December 12, 2008, there were no securities subject to securities lending agreements on the balance sheets at December 31, 2010 or 2009.

ACCOUNTING CHANGES

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Consolidation of Investments in Separate Accounts

In April 2010, the Financial Accounting Standards Board ("FASB") issued an accounting standard that clarifies that an insurance company should not combine any investments held in separate account interests with its interest in the same investment held in its general account when assessing the investment for consolidation. Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who bear the investment risk. The standard also provides guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation of an investment is required and the insurer's interest is through its general account in addition to any separate accounts. The new standard is effective for interim and annual periods beginning on January 1, 2011 for the Company. Earlier application is permitted. The Company adopted this new standard on January 1, 2011. The adoption of this new standard did not have a material effect on its financial condition, results of operations or cash flows.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued an accounting standard update that amends the accounting for costs incurred by insurance companies that can be capitalized in connection with acquiring or renewing insurance contracts. The new standard clarifies how to determine whether the costs incurred in connection with the acquisition of new or renewal insurance contracts qualify as deferred acquisition costs. The new standard is effective for interim and annual periods beginning on January 1, 2012 with early adoption permitted. Prospective or retrospective application is permitted. The Company has determined not to early adopt, but has not determined whether it will adopt this new standard prospectively or retrospectively. The accounting standard update will result in a decrease of the amount of capitalized costs in connection with the acquisition or renewal of insurance contracts. The Company is currently assessing the effect of adoption of this new standard on its financial condition, results of operations and cash flows.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2010:

Consolidation of Variable Interest Entities ("VIE")

In June 2009, the FASB issued an accounting standard that amends the guidance addressing consolidation of certain variable interest entities with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and has (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity. The new standard also requires enhanced financial reporting by enterprises involved with variable interest entities. The adoption of the new standard update did not have a material effect on the Company's financial condition, results of operations or cash flows.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

In February 2010, the FASB also issued an update to the aforementioned accounting standard that defers the revised consolidation rules for variable interest entities with attributes of, or similar to, an investment company or money market fund.

Accounting for Embedded Credit Derivatives

In March 2010, the FASB issued an accounting standard that amends the accounting for embedded credit derivative features in structured securities that redistribute credit risk in the form of subordination of one financial instrument to another. The new standard clarifies how to determine whether embedded credit derivative features, including those in CDOs, credit-linked notes ("CLNs"), synthetic CDOs and CLNs and other synthetic securities (e.g., commercial and residential mortgage-backed securities issued by securitization entities that wrote credit derivatives), are considered to be embedded derivatives that should be analyzed for potential bifurcation and separate accounting or, alternatively, for fair value accounting in connection with the application of the fair value option to the entire hybrid instrument. The Company adopted the new standard on July 1, 2010. Upon adoption, the Company accounts for its investments in synthetic securities otherwise requiring bifurcation at fair value, with changes in fair value recognized in earnings. The adoption of this new standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2009:

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about (i) how and why the Company uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect the Company's financial condition, results of operations, and cash flows. The Company adopted the new standard on January 1, 2009. See Note 5 for related disclosures.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued an accounting standard that requires a company to recognize the credit component of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold until recovery. The standard does not change the recognition of other-than-temporary impairment for equity securities. The standard requires additional disclosures in interim and annual reporting periods for fixed maturity and equity securities.

The Company adopted the new standard on April 1, 2009 and recorded an after-tax cumulative effect adjustment to increase the Company's shareholder's equity by $156 million as of April 1, 2009, consisting of a decrease in accumulated deficit of $539 million and an increase to accumulated other comprehensive loss of $383 million, net of tax. The net increase in the Company's shareholder's equity was due to a reversal of a portion of the deferred tax asset valuation allowance for certain previous non-credit impairment charges directly attributable to the change in accounting principle (see Note 14 herein). The cumulative effect adjustment resulted in an increase of approximately $628 million in the amortized cost of fixed maturity securities, which has the effect of significantly reducing the accretion of investment income over the remaining life of the underlying securities, beginning in the second quarter of 2009. The effect of the reduced investment income will be offset, in part, by a decrease in the amortization of DAC.

The new standard is expected to reduce the level of other-than-temporary impairment charges recorded in earnings for fixed maturity securities due to the following required changes in the Company's accounting policy for other-than-temporary impairments:

     . Impairment charges for non-credit (e.g., severity) losses are no longer recognized;

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

     . The amortized cost basis of credit impaired securities will be written down through a charge to earnings to the present value of expected cash flows, rather than to fair value; and

     . For fixed maturity securities that are not deemed to be credit-impaired, the Company is no longer required to assert that it has the intent and ability to hold such securities to recovery to avoid an other-than-temporary impairment charge. Instead, an impairment charge through earnings is required only in situations where the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the security prior to recovery.

The following table presents the components of the change in the Company's shareholder's equity at April 1, 2009 due to the adoption of the new accounting standard for other-than-temporary impairments:

                                                             (Increase)   (Increase) Decrease   Net Increase in
                                                            Decrease to      to Accumulated      the Company's
                                                            Accumulated   Other Comprehensive    Shareholder's
                                                              Deficit             Loss               Equity
                                                            -----------   -------------------   ---------------
                                                                                 (In Millions)
Net effect of the increase in amortized cost of available
   for sale fixed maturity securities                          $ 628            $(628)               $ --
Net effect of related DAC, sales inducement assets and
   other insurance balances                                      (39)              39                  --
Net effect on deferred income tax assets                         (50)             206                 156
                                                               -----            -----                ----
Net increase in the Company's shareholder's equity             $ 539            $(383)               $156
                                                               =====            =====                ====

Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued an accounting standard that provides guidance for estimating fair value of assets and liabilities when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. The new standard also requires extensive additional fair value disclosures. The adoption of the new standard on April 1, 2009, did not have a material effect on the Company's financial condition, results of operations or cash flows.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued an accounting standard to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. The new standard explains how to prioritize market inputs in measuring liabilities at fair value and what adjustments to market inputs are appropriate for debt obligations that are restricted from being transferred to another obligor. The new standard was effective beginning October 1, 2009 for the Company. The adoption of the new standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In September 2009, the FASB issued an accounting standard that permits, as a practical expedient, a company to measure the fair value of an investment that is within the scope of the update on the basis of the net asset value per share of the investment (or its equivalent) if that value is calculated in accordance with fair value as defined by the FASB. The standard also requires enhanced disclosures. The new standard applies to investment companies that do not have readily determinable fair values such as certain hedge funds and private equity funds. The new standard was effective for interim and annual periods ending after December 15, 2009. The new standard does not apply to the Company and therefore did not have a material effect on the Company's financial condition, results of operations or cash flows.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2008:

Fair Value Measurements and Fair Value Option

In September 2006, the FASB issued an accounting standard that defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but did not change existing guidance about whether an asset or liability is carried at fair value. The standard also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted the standard on January 1, 2008, its required effective date. The standard must be applied prospectively, except for certain stand-alone derivatives and hybrid instruments, which must be applied as a cumulative effect of change in accounting principle to retained earnings at January 1, 2008. The adoption of the standard did not have a material effect on the Company's financial condition or results of operations.

In February 2007, the FASB issued an accounting standard that permits entities to choose to measure at fair value many financial instruments and certain other items that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings. The standard also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The standard permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability, or upon most events that gives rise to a new basis of accounting for that instrument. The Company adopted the standard on January 1, 2008, its required effective date. The Company did not make any fair value measurement elections upon initial adoption of the standard.

Fair Value of Financial Assets in Inactive Markets

In October 2008, the FASB issued an accounting standard that provides guidance clarifying certain aspects with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting this standard on the Company's financial condition, results of operations and cash flows were not material.

Amendment to Other-Than-Temporary Impairment Guidance

In January 2009, the FASB issued an accounting standard that amends the impairment guidance on recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The standard also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements related to the accounting for certain investments in fixed maturity and equity securities and other related guidance. The Company adopted this guidance in the fourth quarter of 2008. The effects of adopting the standard on the Company's financial condition, results of operations and cash flows were not material.

3. FAIR VALUE MEASUREMENTS

Fair Value Measurements on a Recurring Basis

The Company carries certain financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Fair Value Hierarchy

Assets and liabilities recorded at fair value in the balance sheets are measured and classified in a hierarchy for disclosure purposes, consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values, as discussed below:

..    Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include certain government and agency securities, actively traded listed common stocks and futures and options contracts, most separate account assets and most mutual funds.

..    Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government and agency securities, most investment-grade and high-yield corporate bonds, certain RMBS, CMBS and collateralized loan obligations/asset-backed securities (CLO/ABS), certain listed equities, state, municipal and provincial obligations, hybrid securities, securities purchased (sold) under agreements to resell (repurchase), mutual fund and hedge fund investments, and certain interest rate and currency derivative contracts.

..    Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 include certain RMBS, CMBS, and collateralized debt/asset-backed securities (CDO/ABS), corporate debt, certain municipal and sovereign debt, certain derivative contracts, private equity and real estate fund investments, and direct private equity investments. The Company's non-financial instrument assets that are measured at fair value on a non-recurring basis generally are classified as Level 3.

The following is a description of the valuation methodologies used for instruments carried at fair value. These methodologies are applied to assets and liabilities across the levels noted above, and it is the observability of the inputs used that determines the appropriate level in the fair value hierarchy for the respective asset or liability.

Valuation Methodologies

Incorporation of Credit Risk in Fair Value Measurements

..    The Company's Own Credit Risk. Fair value measurements for certain freestanding derivatives incorporate the Company's own credit risk by determining the explicit cost for each counterparty to protect against its net credit exposure to the Company at the balance sheet date by reference to observable credit default swap or cash bond spreads. A derivative counterparty's net credit exposure to the Company is determined based on master netting agreements, which take into consideration all derivative positions with the Company, as well as cash collateral posted by the Company at the balance sheet date.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

..    Counterparty Credit Risk. Fair value measurements for freestanding derivatives incorporate counterparty credit risk by determining the explicit cost for the Company to protect against its net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty credit default swap spreads, when available. When not available, other directly or indirectly observable credit spreads will be used to derive the best estimates of the counterparty spreads. The Company's net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as cash collateral posted by the counterparty at the balance sheet date.

A credit default swap ("CDS") is a derivative contract that allows the transfer of third party credit risk from one party to the other. The buyer of the CDS pays an upfront and/or periodic premium to the seller. The seller's payment obligation is triggered by the occurrence of a credit event under a specified reference security and is determined by the loss on that specified reference security. The present value of the amount of the periodic and/or upfront premium therefore represents a market-based expectation of the likelihood that the specified reference party will fail to perform on the reference obligation, a key market observable indicator of non-performance risk (the CDS spread).

Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly incorporate counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

The cost of credit protection is determined under a discounted present value approach considering the market levels for single name CDS spreads for each specific counterparty, the mid market value of the net exposure (reflecting the amount of protection required) and the weighted average life of the net exposure. CDS spreads are provided to the Company by an independent third party. The Company utilizes an interest rate based on the benchmark London Interbank Offered Rate ("LIBOR") curve to derive its discount rates.

While this approach does not explicitly consider all potential future behavior of the derivative transactions or potential future changes in valuation inputs, management believes this approach provides a reasonable estimate of the fair value of the assets and liabilities, including consideration of the impact of non-performance risk.

Fixed Maturity Securities - Trading and Available for Sale

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure fixed maturity securities at fair value in its available for sale and trading portfolios. Market price data is generally obtained from dealer markets.

Management is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions. The Company employs independent third-party valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. When the Company's valuation service providers are unable to obtain sufficient market observable information upon which to estimate the fair value for a particular security, fair value is determined either by requesting brokers who are knowledgeable about these securities to provide a quote, which is generally non-binding, or by employing widely accepted internal valuation models.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, benchmark yields, interest rate yield curves, credit spreads, currency rates, quoted prices for similar securities and other market- observable information, as applicable. The valuation models take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security or issuer-specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company has processes designed to ensure that the values received or internally estimated are accurately recorded, that the data inputs and the valuation techniques utilized are appropriate and consistently applied and that the assumptions are reasonable and consistent with the objective of determining fair value. The Company assesses the reasonableness of individual security values received from valuation service providers through various analytical techniques. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from the Company's valuation service providers to other third-party valuation sources for selected securities. The Company also validates prices for selected securities obtained from brokers through reviews by members of management who have relevant expertise and who are independent of those charged with executing investing transactions.

The methodology above is relevant for all fixed maturity securities; following are discussions of certain procedures unique to specific classes of securities.

Fixed Maturity Securities issued by Government Entities

For most debt securities issued by government entities, the Company obtains fair value information from independent third-party valuation service providers, as quoted prices in active markets are generally only available for limited debt securities issued by government entities. The fair values received from these valuation service providers may be based on a market approach using matrix pricing, which considers a security's relationship to other securities for which a quoted price in an active market may be available, or alternatively based on an income approach, which uses valuation techniques to convert future cash flows to a single present value amount.

Fixed Maturity Securities issued by Corporate Entities

For most debt securities issued by corporate entities, the Company obtains fair value information from third-party valuation service providers. For certain corporate debt securities, the Company obtains fair value information from brokers. For those corporate debt instruments (for example, private placements) that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

RMBS, CMBS, CDOs and other ABS

Third-party valuation service providers also provide fair value information for the majority of the Company's investments in RMBS, CMBS, CDOs and other ABS. Where pricing is not available from valuation service providers, the Company obtains fair value information from brokers. Broker prices may be based on an income approach, which converts expected future cash flows to a single present value amount, with specific consideration of inputs relevant to structured securities, including ratings, collateral types, geographic concentrations, underlying loan vintages, loan delinquencies, and weighted average coupons and maturities. Broker prices may also be based on a market approach that considers recent transactions involving identical or similar securities. When the volume or level of market activity for an investment in RMBS, CMBS, CDOs or other ABS is limited, certain inputs used to determine fair value may not be observable in the market.

ML II

The fixed maturity securities, trading portfolio includes an interest in ML II. See Note 4 for additional background information on ML II. At inception, the Company's economic interest in ML II was valued at the transaction price of $52 million. Subsequently, the ML II interest is valued using a discounted cash flow methodology that uses the estimated future cash flows of the assets to which the ML II interest is entitled. The Company applies a model-determined market discount rate to its interest. This discount rate is calibrated to the change in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuation are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

The fair value methodology used assumes the underlying collateral in the ML II interest will continue to be held and generate cash flows into the foreseeable future and does not assume a current liquidation of the assets underlying the

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

ML II interest. Other methodologies employed or assumptions made in determining fair value for this investment could result in amounts that differ significantly for the amounts reported.

As of December 31, 2010, the Company expected to receive cash flows (undiscounted) in excess of the Company's initial investment, and any accrued interest, in the ML II interest over the remaining life of the investment after repayment of the first priority obligations owed to the New York Fed. The Company's cash flow methodology considers the capital structure of the collateral securities and their expected credit losses from the underlying asset pools. The fair value of the ML II interest is most affected by changes in the discount rates and changes in the underlying estimated future collateral cash flow assumptions used in the valuation model.

The LIBOR interest rate curve changes are determined based on observable prices, interpolated or extrapolated to derive a LIBOR for a specific maturity term as necessary. The spreads over LIBOR for the ML II interest (including collateral-specific credit and liquidity spreads) can change as a result of changes in market expectations about the future performance of these investments as well as changes in the risk premium that market participants would demand at the time of the transactions.

Changes in estimated future cash flows would primarily be the result of changes in expectations for defaults, recoveries and prepayments on underlying loans.

Changes in the discount rate or the estimated future cash flows used in the valuation would alter the Company's estimate of the fair value of ML II as shown in the table below.

                                        Fair Value Change
                                        -----------------
Twelve Months Ended December 31, 2010     (In Millions)
-------------------------------------
Discount Rates
--------------
200 basis point increase                      $ (8)
200 basis point decrease                         9
400 basis point increase                       (14)
400 basis point decrease                        18

Estimated Future Cash Flows
---------------------------
10% increase                                    15
10% decrease                                   (17)
20% increase                                    32
20% decrease                                   (33)

The Company believes that the ranges of discount rates used in these analyses are reasonable on the basis of implied spread volatilities of similar collateral securities and implied volatilities of LIBOR interest rates. The ranges of estimated future cash flows were determined on the basis of variability in estimated future cash flows implied by cumulative loss estimates for similar instruments. Because of these factors, the fair value of ML II is likely to vary, perhaps materially, from the amount estimated.

Equity Securities Traded in Active Markets - Available for Sale

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value marketable equity securities in its available for sale portfolios. Market price data is generally obtained from exchange or dealer markets.

Hedge Funds, Private Equity Funds and Other Investment Partnerships - Partnerships and Other Invested Assets

The Company initially estimates the fair value of investments in certain hedge fund, private equity funds and other partnerships by reference to the transaction price. Subsequently, the Company obtains the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which are generally audited annually. The Company considers observable market data and

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

performs diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

Short-Term Investments

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Separate Account Assets

Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded over-the-counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price may provide the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. The Company will update valuation inputs only when corroborated by evidence such as similar market transactions, third party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Embedded Policy Derivatives Included in Policyholder Contract Deposits

The fair value of embedded derivatives contained in certain equity-indexed annuity and life contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on the Company's historical experience.

With respect to embedded derivatives in the Company's indexed life and annuity contracts, option pricing models are used to estimate fair value, taking into account assumptions for future equity index growth rates, volatility of the equity index, future interest rates, and determinations on adjusting the participation rate and the cap on equity indexed credited rates in light of market conditions and policyholder behavior assumptions. This methodology incorporates an explicit risk margin to take into consideration market participant estimates of projected cash flows and policyholder behavior.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company also incorporates its own risk of non-performance in the valuation of the embedded policy derivatives associated with indexed annuity and life contracts. Historically, the expected cash flows were discounted using the interest rate swap curve (swap curve), which is commonly viewed as being consistent with the credit spreads for highly-rated financial institutions (S&P AA-rated or above). A swap curve shows the fixed-rate leg of a plain vanilla swap against the floating LIBOR leg of a related tenor. The swap curve was adjusted, as necessary, for anomalies between the swap curve and the treasury yield curve. During the fourth quarter of 2010, the Company revised the non-performance risk adjustment to reflect a market participant's view of the Company's claims-paying ability. As a result, in 2010 the Company incorporated an additional spread to the swap curve used to value embedded policy derivatives. Primarily as a result of this change, the fair value of the embedded derivative liabilities decreased by $2 million.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the levels of the inputs used:

At December 31, 2010

                                                                                      Total
                                                                                       Fair
                                                       Level 1   Level 2   Level 3    Value
                                                       -------   -------   -------   -------
                                                                   (In Millions)
ASSETS:
Fixed maturity securities, available for sale:
   U.S. government obligations                           $--      $  143     $ --    $   143
   Foreign government                                     --          99       --         99
   States, territories & political subdivisions           --          94       34        128
   Corporate securities                                   --       7,576      129      7,705
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              --         544      237        781
      Commercial mortgage-backed securities               --         138      301        439
      Collateralized debt obligation / Asset backed
         securities                                       --          62       91        153
                                                         ---      ------     ----    -------
Total fixed maturity securities, available for sale       --       8,656      792      9,448
                                                         ---      ------     ----    -------
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and collateralized:
      Collateralized debt obligation / Asset backed
         securities                                       --          --       67         67
                                                         ---      ------     ----    -------
Total fixed maturity securities, trading                  --          --       67         67
                                                         ---      ------     ----    -------
Equity securities, available for sale:
   Common stocks                                          --          --        2          2
   Preferred stocks                                       --           5       --          5
                                                         ---      ------     ----    -------
Total equity securities, available for sale               --           5        2          7
                                                         ---      ------     ----    -------
Partnerships and other invested assets                    --          25       32         57
Short-term investments                                    --         537       --        537
Separate account assets                                   83          --       --         83
                                                         ---      ------     ----    -------
         Total                                           $83      $9,223     $893    $10,199
                                                         ===      ======     ====    =======

LIABILITIES:
Policyholder contract deposits                           $--      $   --     $ 10    $    10
Derivative liabilities:
   Foreign exchange contracts                             --          16       --         16
                                                         ---      ------     ----    -------
Total derivative liabilities                              --          16       --         16
                                                         ---      ------     ----    -------
         Total                                           $--      $   16     $ 10    $    26
                                                         ===      ======     ====    =======

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

At December 31, 2009

                                                                                      Total
                                                                                      Fair
                                                       Level 1   Level 2   Level 3    Value
                                                       -------   -------   -------   -------
                                                                   (In Millions)
ASSETS:
Fixed maturity securities, available for sale:
   U.S. government obligations                           $--      $  188     $ --     $  188
   Foreign government                                     --          64       --         64
   States, territories & political subdivisions           --          60       18         78
   Corporate securities                                   --       6,985      308      7,293
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              --         846      244      1,090
      Commercial mortgage-backed securities               --         240      201        441
      Collateralized debt obligation / Asset backed
         securities                                       --          59       87        146
                                                         ---      ------     ----     ------
Total fixed maturity securities, available for sale       --       8,442      858      9,300
                                                         ---      ------     ----     ------
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and collateralized:
      Collateralized debt obligation / Asset
         backed securities                                --          --       40         40
                                                         ---      ------     ----     ------
Total fixed maturity securities, trading                  --          --       40         40
                                                         ---      ------     ----     ------
Equity securities, available for sale:
   Common stocks                                          13          --        2         15
   Preferred stocks                                       --           4       --          4
                                                         ---      ------     ----     ------
Total equity securities, available for sale               13           4        2         19
                                                         ---      ------     ----     ------
Partnerships and other invested assets                    --           4       20         24
Short-term investments                                    --         392       --        392
Separate account assets                                   86          --       --         86
                                                         ---      ------     ----     ------
      Total                                              $99      $8,842     $920     $9,861
                                                         ===      ======     ====     ======
LIABILITIES:
Policyholder contract deposits                           $--      $   --     $  3     $    3
Derivative liabilities                                    --           9       --          9
                                                         ---      ------     ----     ------
      Total                                              $--      $    9     $  3     $   12
                                                         ===      ======     ====     ======

Transfers of Level 1 and Level 2 Assets and Liabilities

The Company's policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had no significant transfers between Level 1 and Level 2 during the year ended December 31, 2010.

At December 31, 2010 and 2009, Level 3 assets were 7.2 percent and 7.5 percent of total assets, respectively, and Level 3 liabilities were 0.10 percent and
0.03 percent of total liabilities, respectively.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present changes during the years ended December 31, 2010 and 2009 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in the statements of income (loss) during the years ended December 31, 2010 and 2009 related to the Level 3 assets and liabilities that remained in the balance sheets at December 31, 2010 and 2009:

                                                              Net
                                                            Realized                                                      Changes in
                                                              and                                                         Unrealized
                                                           Unrealized                  Purchases,                           Gains
                                                             Gains      Accumulated      Sales,                          (Losses) on
                                              Balance at    (Losses)      Other        Issuances               Balance   Instruments
                                               Beginning  included in  Comprehensive      and         Net      at End    Held at End
Twelve Months Ended December 31, 2010          of Period   Income (a)  Income (Loss)  Settlements  Transfers  of Period   of Period
--------------------------------------------  ----------  -----------  -------------  -----------  ---------  ---------  -----------
                                                                                   (In Millions)
ASSETS:
Fixed maturity securities, available for
   sale:
   States, territories & political
      subdivisions                               $ 18        $  --          $ (1)        $  29       $ (12)      $ 34        $--
   Corporate securities                           308           --             8           (29)       (158)       129         --
   Mortgage-backed, asset-backed and
      collateralized:
      Residential mortgage-backed securities      244           (7)           41           (84)         43        237         --
      Commercial mortgage-backed securities       201         (101)          193           (69)         77        301         --
      Collateralized debt obligation / Asset
         backed securities                         87            1            21             7         (25)        91         --
                                                 ----        -----          ----         -----       -----       ----        ---
Total fixed maturity securities, available
   for sale                                       858         (107)          262          (146)        (75)       792         --
                                                 ----        -----          ----         -----       -----       ----        ---
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and
      collateralized:
      Collateralized debt obligation / Asset
         backed securities                         40           25            --             2          --         67         25
                                                 ----        -----          ----         -----       -----       ----        ---
Total fixed maturity securities, trading           40           25            --             2          --         67         25
                                                 ----        -----          ----         -----       -----       ----        ---
Equity securities, available for sale:
   Common stocks                                    2           --            --            --          --          2         --
                                                 ----        -----          ----         -----       -----       ----        ---
Total equity securities, available for sale         2           --            --            --          --          2         --
                                                 ----        -----          ----         -----       -----       ----        ---
Partnerships and other invested assets             20            3             1             6           2         32         --
                                                 ----        -----          ----         -----       -----       ----        ---
         Total                                   $920        $ (79)         $263         $(138)      $ (73)      $893        $25
                                                 ----        -----          ----         -----       -----       ----        ---
LIABILITIES:
Policyholder contract deposits                   $  3        $  --          $ --         $   7       $  --       $ 10        $--

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                                                                                        Changes in
                                                     Net Realized                   Purchases,                          Unrealized
                                                    and Unrealized   Accumulated      Sales,                          Gains (Losses)
                                        Balance at  Gains (Losses)      Other       Issuances               Balance   on Instruments
                                         Beginning    included in   Comprehensive      and         Net     at End of    Held at End
Twelve Months Ended December 31, 2010    of Period    Income (a)    Income (Loss)  Settlements  Transfers    Period      of Period
--------------------------------------  ----------  --------------  -------------  -----------  ---------  ---------  --------------
                                                                               (In Millions)
ASSETS:
Fixed maturity securities, available
   for sale:
   States, territories & political
      subdivisions                         $ --          $ --            $ --         $  33       $ (15)     $ 18          $--
   Corporate securities                     449             3              97          (103)       (138)      308           --
   Mortgage-backed, asset-backed and
      collateralized:
      Residential mortgage-backed
         securities                         276           (17)             (5)          (42)         32       244           --
      Commercial mortgage-backed
         securities                          97           (23)            (16)           (8)        151       201           --
      Collateralized debt obligation /
         Asset backed securities             50           (13)            (16)            9          57        87           --
                                           ----          ----            ----         -----       -----      ----          ---
Total fixed maturity securities,
   available for sale                       872           (50)             60          (111)         87       858           --
                                           ----          ----            ----         -----       -----      ----          ---
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and
      collateralized:
      Collateralized debt obligation /
         Asset backed securities             41            (3)             --             2          --        40           --
                                           ----          ----            ----         -----       -----      ----          ---
Total fixed maturity securities,
   trading                                   41            (3)             --             2          --        40           --
                                           ----          ----            ----         -----       -----      ----          ---
Equity securities, available for sale:
   Common stocks                              1            --              --             1          --         2           --
                                           ----          ----            ----         -----       -----      ----          ---
Total equity securities, available for
   sale                                       1            --              --             1          --         2           --
                                           ----          ----            ----         -----       -----      ----          ---
Partnerships and other invested assets       17            (3)              2             3           1        20           --
                                           ----          ----            ----         -----       -----      ----          ---
      Total                                $931          $(56)           $ 62         $(105)      $  88      $920          $--
                                           ----          ----            ----         -----       -----      ----          ---
LIABILITIES:
Policyholder contract deposits             $  1          $ --            $ --         $   2       $  --      $  3          $--

(a) Net realized gains and losses related to Level 3 items shown above are reported in the statements of income (loss) as net realized investment gains (losses). Net realized and unrealized gains and losses on trading securities are reported in net investment income.

Changes in the fair value of separate account assets are completely offset in the statements of income (loss) and comprehensive income (loss) by changes in separate account liabilities, which are not carried at fair value and therefore not included in the tables above.

Transfers of Level 3 Assets and Liabilities

The Company's policy is to transfer assets and liabilities into Level 3 when a significant input cannot be corroborated with market observable data. This may include: circumstances in which market activity has dramatically decreased and transparency to underlying inputs cannot be observed, current prices are not available, and substantial price variances in quotations among market participants exist.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The following table provides the components of the transfers of Level 3 assets on a gross basis:

                                             Gross      Gross       Net
                                           Transfers  Transfers  Transfers
At December 31, 2010                           In       (Out)    In (Out)
-----------------------------------------  ---------  ---------  ---------
                                                    (In Millions)
ASSETS:
   Obligations of states, municipalities
      and political subdivisions             $ --       $ (12)     $ (12)
   Corporate securities                       104        (262)      (158)
   RMBS                                        43          --         43
   CMBS                                        77          --         77
   CDO/ABS                                      1         (26)       (25)
   Partnerships and other invested assets       3          (1)         2
                                             ----       -----      -----
Total assets                                 $228       $(301)     $ (73)
                                             ====       =====      =====

During the year ended December 31, 2010, the Company transferred into Level 3 approximately $228 million of assets consisting of certain ABS, CMBS and RMBS, private placement corporate debt and investment partnerships. The transfers into Level 3 related to investments in ABS, RMBS and CMBS were due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. Transfers into Level 3 for private placement corporate debt were primarily the result of the Company overriding third party matrix pricing information downward to better reflect the additional risk premium associated with those securities that the Company believes was not captured in the matrix. Investment partnerships transferred into Level 3 primarily consisted of certain hedge funds with limited market activity due to fund-imposed redemption restrictions.

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant input(s) becoming observable, or when a long-term interest rate significant to a valuation becomes short-term and thus observable. During the year ended December 31, 2010, the Company transferred approximately $301 million of assets out of Level 3. These transfers out of Level 3 are primarily related to investments in private placement corporate debt, investments in certain ABS and CDOs and certain investment partnerships. Transfers out of Level 3 for private placement corporate debt and for ABS were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Similarly, transfers out of Level 3 for CDO investments backed by corporate credits were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Transfers out of Level 3 for CDO investments were primarily due to increased observations of market transactions and price information for those securities. Certain investment partnerships were transferred out of Level 3 primarily due to the availability of information related to the underlying assets of these funds.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Investments in Certain Entities Carried at Fair Value Using Net Asset Value Per Share

The following table includes information related to the Company's investments in certain other invested assets, including private equity funds, hedge funds and other alternative investments that calculate net asset value per share (or its equivalent). For these investments, which are measured at fair value on a recurring or non-recurring basis, the Company uses the net asset value per share as a practical expedient for fair value.

                                                                                 December 31, 2010        December 31, 2009
                                                                             ------------------------  ------------------------
                                                                             Fair Value                 Fair Value
                                                                              Using Net     Unfunded    Using Net     Unfunded
                                                                             Asset Value  Commitments  Asset Value  Commitments
                                                                             -----------  -----------  -----------  -----------
                                                                                                (In Millions)
INVESTMENT CATEGORY
Private equity funds:
   Leveraged buyout  Debt and/or equity investments made as part of a transaction in which assets of mature companies are
                     acquired from the current shareholders, typically with
                     the use of financial leverage.                              $20          $19          $12          $27

   Venture capital   Early-stage, high-potential, growth companies expected
                     to generate a return through an eventual realization
                     event, such as an initial public offering or sale of
                     the company.                                                  2            3           --           --

   Other             Real estate, energy, multi-strategy, mezzanine, and
                     industry-focused strategies.                                  7            4            7            5

                                                                                 ---          ---          ---          ---
Total private equity funds                                                        29           26           19           32
                                                                                 ---          ---          ---          ---
Hedge funds:
   Long-short        Securities that the manager believes are undervalued,
                     with corresponding short positions to hedge market
                     risk.                                                        25           --           --           --

   Other             Non-U.S. companies, futures and commodities, macro and
                     multi-strategy and industry-focused strategies.              --           --            4           --
                                                                                 ---          ---          ---          ---
Total hedge funds                                                                 25           --            4           --
                                                                                 ---          ---          ---          ---
Total                                                                            $54          $26          $23          $32
                                                                                 ===          ===          ===          ===

At December 31, 2010, private equity fund investments included above are not redeemable during the lives of the funds and have expected remaining lives that extend in some cases more than 10 years. At that date, 1 percent of the total above had expected remaining lives of less than three years, 20 percent between 3 and 7 years and 78 percent between 7 and 10 years. Expected lives are based upon legal maturity, which can be extended at the fund manager's discretion, typically in one-year increments.

At December 31, 2010, all hedge fund investments included above are redeemable quarterly, with redemption notices ranging from 30 days to 90 days. 100 percent require redemption notices of less than 90 days. An investment representing approximately 98 percent of the value of the hedge fund investments cannot be redeemed, either in whole or in part, because the investment includes various restrictions. The restrictions, which have a pre-defined end date, are expected to be lifted by the end of 2012.

Fair Value Measurements on a Non-Recurring Basis

The Company also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include cost and equity-method investments and mortgage and other loans. The Company uses a variety of techniques to measure the fair value of these assets when appropriate, as described below:

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Cost and equity-method investments. When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed in Valuation Methodologies, above, for other invested assets.

Mortgage and other loans. When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed below for mortgage and other loans.

Fair Value Option - Fixed Maturity Securities, Trading

The Company may elect to measure financial instruments at fair value and certain other assets and liabilities that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are reported in earnings.

The Company has elected fair value accounting for its economic interest in ML
II. The Company recorded gains (losses) of $25 million, $(3) million and $(11) million in the years ended December 31, 2010, 2009 and 2008, respectively, to reflect the change in the fair value of ML II, which were reported as a component of net investment income in the statements of income (loss).

Fair Value Information about Financial Instruments Not Measured at Fair Value

Information regarding the estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts) is discussed below.

Mortgage and Other Loans Receivable

Fair values of mortgage loans were estimated for disclosure purposes using discounted cash flow calculations based upon discount rates the Company believes market participants would use in determining the price that they would pay for such assets. For certain loans, the Company's current incremental lending rates for similar type loans is used as the discount rate, as it is believed that this rate approximates the rate that market participants would use. Fair values of collateral, commercial and guaranteed loans were estimated principally by using independent pricing services, broker quotes and other independent information.

Policy loans

The fair values of the policy loans were not estimated as the Company believes it would have to expend excessive costs for the benefits derived.

Short-Term Investments

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Policyholder Contract Deposits Associated with Investment-type Contracts

Fair value for policyholder contract deposits associated with investment-type contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the carrying value and estimated fair value of the Company's financial instruments:

                                                       2010                2009
                                                -----------------   -----------------
                                                Carrying    Fair    Carrying    Fair
                                                 Amount    Value     Amount     Value
                                                --------   ------   --------   ------
                                                            (In Millions)
ASSETS
Fixed maturity securities, available for sale    $9,448    $9,448    $9,300    $9,300
Fixed maturity securities, trading                   67        67        40        40
Equity securities, available for sale                 7         7        19        19
Mortgage and other loans receivable                 734       755       791       745
Policy loans                                        216       216       220       220
Partnerships and other invested assets              136       136       125       125
Short-term investments                              826       826       611       611
Separate account assets                              83        83        86        86

LIABILITIES
Policyholder contract deposits (a)                2,239     2,451     2,223     2,338
Derivative liabilities                               16        16         9         9

(a) Net embedded derivatives within liability host contracts are presented within policyholder contract deposits.

4. INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Available for Sale Securities

The cost or amortized cost, gross unrealized gains and losses, and fair value of fixed maturity and equity securities available for sale by major category were as follows:

                                                                                                      Other-Than-
                                                        Cost or       Gross        Gross               Temporary
                                                       Amortized   Unrealized   Unrealized    Fair    Impairments
                                                          Cost        Gains       Losses      Value   in AOCI (a)
                                                       ---------   ----------   ----------   ------   -----------
                                                                             (In Millions)
December 31, 2010
Fixed maturities
   U.S. government obligations                           $  128       $ 15         $  --     $  143       $ --
   Foreign government                                        86         13            --         99         --
   States, territories & political subdivisions             130          1            (3)       128         --
   Corporate securities                                   6,948        668           (43)     7,573          7
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities                809         32           (60)       781        (23)
      Commercial mortgage-backed securities                 496         17           (74)       439        (19)
      Collateralized debt obligation / Asset
         backed securities                                  161         11           (19)       153          7
   Affiliated securities                                    132         --            --        132         --
                                                         ------       ----         -----     ------       ----
Total fixed maturities                                    8,890        757          (199)     9,448        (28)
Equity securities:
   Common stocks                                              1         --            --          2         --
   Preferred stocks                                           4          1            --          5         --
                                                         ------       ----         -----     ------       ----
Total equity securities                                       5          1            --          7         --
                                                         ------       ----         -----     ------       ----
Total                                                    $8,895       $758         $(199)    $9,455       $(28)
                                                         ======       ====         =====     ======       ====

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                                                                      Other-Than-
                                                        Cost or       Gross        Gross               Temporary
                                                       Amortized   Unrealized   Unrealized    Fair    Impairments
                                                          Cost        Gains       Losses      Value   in AOCI (a)
                                                       ---------   ----------   ----------   ------   -----------
                                                                             (In Millions)
December 31, 2009
Fixed maturities
   U.S. government obligations                           $  173       $ 15         $  --     $  188       $ --
   Foreign government                                        57          8            --         65         --
   States, territories & political subdivisions              79          1            (2)        78         --
   Corporate securities                                   6,783        487          (100)     7,170         12
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              1,196         40          (146)     1,090        (33)
      Commercial mortgage-backed securities                 686          8          (254)       440        (77)
      Collateralized debt obligation / Asset
         backed securities                                  184          5           (42)       147          1
   Affiliated securities                                    122         --            --        122         --
                                                         ------       ----         -----     ------       ----
Total fixed maturities                                    9,280        564          (544)     9,300        (97)
Equity securities:
   Common stocks                                             11          5            (1)        15         --
   Preferred stocks                                           4         --            --          4         --
                                                         ------       ----         -----     ------       ----
Total equity securities                                      15          5            (1)        19         --
                                                         ------       ----         -----     ------       ----
Total                                                    $9,295       $569         $(545)    $9,319       $(97)
                                                         ======       ====         =====     ======       ====

(a) Represents the amount of other-than-temporary impairment losses recognized in accumulated other comprehensive income (loss), which, starting on April 1, 2009, were not included in earnings. Amount includes unrealized gains and losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

The following table summarizes the Company's fair values and gross unrealized losses on fixed maturity and equity securities available for sale, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010 and 2009:

                                                       Less than 12 Months    12 Months or More          Total
                                                       -------------------   ------------------   -------------------
                                                                   Gross                Gross                 Gross
                                                        Fair    Unrealized    Fair   Unrealized    Fair    Unrealized
                                                        Value     Losses     Value     Losses      Value     Losses
                                                       ------   ----------   -----   ----------   ------   ----------
                                                                                (In Millions)
December 31, 2010
Fixed maturities
   U.S. government obligations                         $   --      $ --       $ --      $  --     $   --      $  --
   Foreign government                                      --        --         --         --         --         --
   States, territories & political subdivisions            91        (3)        --         --         91         (3)
   Corporate securities                                   754       (28)       325        (15)     1,079        (43)
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              210        (8)       239        (52)       449        (60)
      Commercial mortgage-backed securities                34        --        269        (74)       303        (74)
      Collateralized debt obligation / Asset
         backed securities                                 23        (2)        82        (17)       105        (19)
                                                       ------      ----       ----      -----     ------      -----
Total fixed maturities                                  1,112       (41)       915       (158)     2,027       (199)
                                                       ------      ----       ----      -----     ------      -----
Total                                                  $1,112      $(41)      $915      $(158)    $2,027      $(199)
                                                       ======      ====       ====      =====     ======      =====

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                        Less than 12 Months     12 Months or More           Total
                                                       --------------------   --------------------   -------------------
                                                                    Gross                  Gross                 Gross
                                                        Fair     Unrealized    Fair     Unrealized    Fair    Unrealized
                                                        Value      Losses      Value      Losses      Value     Losses
                                                       ------    ----------   ------    ----------   ------   ----------
                                                                                 (In Millions)
December 31, 2009
Fixed maturities
   States, territories & political
      subdivisions                                     $   37       $  (1)    $   14        $ (1)    $   51      $  (2)
   Corporate securities                                 1,154         (58)       828         (42)     1,982       (100)
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              244         (82)       256         (64)       500       (146)
      Commercial mortgage-backed securities               168        (167)       103         (87)       271       (254)
      Collateralized debt obligation / Asset
         backed securities                                 48         (25)        75         (17)       123        (42)
                                                       ------       -----     ------       -----     ------      -----
Total fixed maturities                                  1,651        (333)     1,276        (211)     2,927       (544)
Equity securities:
   Common stocks                                           --          --          1          (1)         1         (1)
   Preferred stocks                                         4          --         --          --          4         --
                                                       ------       -----     ------       -----     ------      -----
Total equity securities                                     4          --          1          (1)         5         (1)
                                                       ------       -----     ------       -----     ------      -----
   Total                                               $1,655       $(333)    $1,277       $(212)    $2,932      $(545)
                                                       ======       =====     ======       =====     ======      =====

As of December 31, 2010, the Company held 445 individual fixed maturity and equity securities that were in an unrealized loss position, of which 209 individual securities were in a continuous unrealized loss position for twelve months or more.

The Company did not recognize in earnings the unrealized losses on these fixed maturity securities at December 31, 2010, because management neither intends to sell the securities nor does it believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Furthermore, management expects to recover the entire amortized cost basis of these securities. In performing this evaluation, management considered the recovery periods for securities in previous periods of broad market declines. For fixed maturity securities with significant declines, management performed fundamental credit analysis on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other market available data.

The following table presents the amortized cost and fair value of fixed maturity securities available for sale by contractual maturity as of December 31, 2010:

                                                              Total Fixed Maturity Available
                                                                    for Sale Securities
                                                              ------------------------------
                                                                  Amortized
                                                                     Cost        Fair Value
                                                                  ---------      ----------
                                                                      (In Millions)
Due in one year or less                                             $  361        $  366
Due after one year through five years                                1,624         1,739
Due after five years through ten years                               1,745         1,902
Due after ten years                                                  3,694         4,069
Mortgage-backed, asset-backed and collateralized securities          1,466         1,372
                                                                    ------        ------
Total fixed maturity securities available for sale                  $8,890        $9,448
                                                                    ======        ======

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

At December 31, 2010, the Company's investments included one investment with a single issuer that each exceeded 10 percent of the Company's shareholder's equity. The investment was a short-term money market investment of

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

$823 million. In 2009, there was one investment exceeding 10 percent, which was a short-term money market investment.

Total carrying values of bonds, at amortized cost deposited with regulatory authorities in accordance with statutory requirements were $194 million and $366 million at December 31, 2010 and 2009, respectively.

Trading Securities

ML II

On December 12, 2008, in conjunction with the termination of the Securities Lending Program, AIG, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II. Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion par amount of RMBS held in the Securities Lending Program's collateral account. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price, as described below. The total purchase price was based on the fair value of the RMBS as of October 31, 2008, and the Participants recognized a realized loss of $2.2 billion on the transaction. The amount of the initial payment and the deferred contingent portions of the total purchase price were allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008.

Pursuant to a credit agreement, the New York Fed, as senior lender, made a loan to ML II (the "ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month LIBOR plus 1.0 percent and has a stated six-year term, subject to extension by the New York Fed at its sole discretion. After the ML II Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. Upon payment in full of the ML II Senior Loan and the accrued distributions on the Participants' fixed portion of the deferred contingent purchase price, all remaining amounts received by ML II will be paid five-sixths to the New York Fed as contingent interest and one-sixth to the Participants as remaining deferred contingent purchase price. The New York Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the New York Fed has any interest in the ML II Senior Loan.

Neither AIG nor the Company have any control rights over ML II. The Company has determined that ML II is a VIE and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 3 herein for further discussion of the Company's fair value methodology and the valuation of ML II.

Net unrealized gains (losses) included in the statements of income (loss) from fixed maturity securities classified as trading securities in 2010, 2009 and 2008 were $25 million, $565 thousand and $(11) million, respectively.

MORTGAGE LOANS ON REAL ESTATE

At December 31, 2010, the Company had direct commercial mortgage loan exposure of $743 million representing U.S. loan exposure. At that date, substantially all of the U.S. loans were current. The Company does not currently have any foreign commercial mortgage loans.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The U.S. commercial loan exposure by state and type of loan, at December 31, 2010, were as follows:

State          # of Loans   Amount *   Apartments   Offices   Retails   Industrials   Hotels   Others   % of Total
------------   ----------   --------   ----------   -------   -------   -----------   ------   ------   ----------
                                                 ($ In Millions)
New York           20         $151        $ 23        $ 97      $ 21        $ 5         $--      $ 5       20.3%
New Jersey         13          112          92          --        20         --          --       --       15.1%
California         16           95           9          36        --         33           4       13       12.8%
Texas               9           42           9          12         7         14          --       --        5.7%
Florida            12           35          --          16        12          7          --       --        4.7%
Other states       64          308          48          51        93         28          38       50       41.4%
                  ---         ----        ----        ----      ----        ---         ---      ---      -----
   Total          134         $743        $181        $212      $153        $87         $42      $68      100.0%
                  ===         ====        ====        ====      ====        ===         ===      ===      =====

*    Excludes portfolio valuation allowance

The Company's mortgage and other loan valuation allowance activity are as follows:

                                       2010    2009   2008
                                       ----    ----   ----
                                          (In Millions)
Allowance, beginning of year           $  6     $--    $--
   Additions to allowance for losses     25       6     --
   Charge-offs, net of recoveries       (13)     --     --
                                       ----     ---    ---
Allowance, end of year                 $ 18     $ 6    $--
                                       ====     ===    ===

The Company's impaired mortgage loans are as follows:

                                               2010    2009   2008
                                               ----    ----   ----
                                                  (In Millions)
Impaired loans with valuation allowances       $ 22     $--    $--
Impaired loans without valuation allowances      17      --     --
                                               ----     ---    ---
   Total impaired loans                          39      --     --
Less: Valuation allowances on impaired loans     (6)     --     --
                                               ----     ---    ---
   Impaired loans, net                         $ 33     $--    $--
                                               ====     ===    ===

The Company recognized $2 million in interest income on the above impaired mortgage loans for the year ended December 31, 2010. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2009 and 2008.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

INVESTMENT INCOME

Investment income by type of investment was as follows for the years ended December 31:

                                             2010     2009     2008
                                            -----    -----    -----
                                                 (In Millions)
Investment income:
   Fixed maturities                          $680     $637     $666
   Equity securities                            1        1        1
   Mortgage and other loans                    46       60       59
   Policy loans                                14       15       14
   Investment real estate                       6        6       10
   Partnerships and other invested assets      14       10      (22)
   Securities Lending                          --       --       22
   Other investment income                      2        2        5
                                             ----     ----     ----
Gross investment income                       763      731      755
Investment expenses                           (16)     (15)      (5)
                                             ----     ----     ----
Net investment income                        $747     $716     $750
                                             ====     ====     ====

The carrying value of investments that produced no investment income during 2010 was $46 million, which is less than 0.5 percent of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

NET REALIZED INVESTMENT GAINS (LOSSES)

Realized investment gains (losses) by type of investment were as follows for the years ended December 31:

                                                           2010    2009     2008
                                                          -----   -----   -------
                                                               (In Millions)
Sales of fixed maturity securities, available for sale:
   Gross gains                                            $  66   $  32   $   202
   Gross losses                                              (8)    (17)     (292)
Sales of equity securities, available for sale:
   Gross gains                                                3       1        --
   Gross losses                                              --      --        --
Partnerships and other invested assets:
   Gross gains                                               --       6        --
   Gross losses                                             (24)     (6)       (5)
Derivatives:
   Gross gains                                                1      --        21
   Gross losses                                             (10)     (7)      (53)
Securities lending collateral, including other-than-
   temporary impairments                                     14      (1)   (1,127)
Other-than-temporary impairments:
   Total other-than-temporary impairments on available
      for sale securities                                   (77)   (147)     (977)
   Portion of other-than-temporary impairments on
      available for sale fixed maturity securities
      recognized in accumulated other comprehensive
      income                                                (28)     (4)       --
                                                          -----   -----   -------
Net other-than-temporary impairments on available for
   sale securities recognized in net income (loss)         (105)   (151)     (977)
Other-than-temporary impairments on all other
   investments                                               --      (2)       --
                                                          -----   -----   -------
Net realized investment losses before taxes               $ (63)  $(145)  $(2,231)
                                                          =====   =====   =======

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

CREDIT IMPAIRMENTS

The following table presents a rollforward of the credit impairments recognized in earnings for available for sale fixed maturity securities held by the
Company:

                                                                           Twelve Months    Nine Months
                                                                               Ended           Ended
                                                                           December 31,    December 31,
                                                                                2010           2009
                                                                           -------------   ------------
                                                                                   (In Millions)
Balance, beginning of year                                                      $262            $ --
Increases due to:
   Credit losses remaining in accumulated deficit related to adoption of
      new other-than-temporary impairment standard                                --             232
   Credit impairments on new securities subject to impairment losses              38              10
   Additional credit impairments on previously impaired securities                82              49
Reductions due to:
   Credit impaired securities fully disposed for which there was no
      prior intent or requirement to sell                                        (12)            (22)
   Credit impaired securities for which there is a current intent or
      anticipated requirement to sell                                             (1)             --
   Accretion on securities previously impaired due to credit                      (7)             (7)
Other                                                                            (10)
                                                                                ----            ----
Balance, end of year                                                            $352            $262
                                                                                ====            ====

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk and credit risk. See Notes 2 and 3 for further discussion on derivative financial instruments.

The following table presents the notional amount and fair value of derivative financial instruments, by their underlying risk exposure, held at:

                                                                              Derivative
                                                      Derivative Assets       Liabilities
                                                     ------------------   ------------------
                                                      Notional     Fair    Notional     Fair
                                                     Amount (a)   Value   Amount (a)   Value
                                                     ----------   -----   ----------   -----
                                                                  (In Millions)
December 31, 2010
Derivatives not designated as hedging instruments:
   Foreign exchange contracts                            $ 5       $--       $ 36       $16
   Other contracts                                        22        --        100        10
                                                         ---       ---       ----       ---
Total derivatives, gross                                 $27        --       $136        26
                                                         ===       ---       ====       ---
Less: Bifurcated embedded derivatives                               --                   10
                                                                   ---                  ---
Total derivatives on balance sheets                                $--                  $16
                                                                   ===                  ===

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                                              Derivative
                                                      Derivative Assets       Liabilities
                                                     ------------------   ------------------
                                                      Notional     Fair    Notional     Fair
                                                     Amount (a)   Value   Amount (a)   Value
                                                     ----------   -----   ----------   -----
                                                                  (In Millions)
December 31, 2009
Derivatives not designated as hedging instruments:
   Foreign exchange contracts                            $--       $--        $53       $ 9
   Other contracts                                        22        --         18         3
                                                         ---       ---        ---       ---
Total derivatives, gross                                 $22        --        $71        12
                                                         ===       ---        ===       ---
Less: Bifurcated embedded derivatives                               --                    3
                                                                   ---                  ---
Total derivatives on balance sheets                                $--                  $ 9
                                                                   ===                  ===

(a) Notional amount represents a standard of measurement of the volume of derivatives. Notional amount is generally not a quantification of market risk or credit risk and is not recorded on the balance sheets. Notional amounts generally represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

Foreign exchange contracts used by the Company include cross-currency interest rate swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

The Company issued certain indexed universal life and variable annuity products which contain guaranteed provisions that are considered embedded derivatives. The fair value of these embedded derivatives is reflected in policyholder contract deposits in the balance sheets. The changes in fair value of the embedded derivatives are reported in net realized investment gains (losses) in the accompanying statements of income (loss).

The Company recorded the following change in value of its derivative financial instruments, including periodic net coupon settlements and gains and losses on sales of derivatives in net realized investment gains (losses) in the statements of income (loss):

                                                    2010   2009   2008
                                                    ----   ----   ----
                                                       (In Millions)
Derivatives not designated as hedging instruments
   Foreign exchange contracts                       $(10)   $(5)  $ 19
   Other contracts                                     1     (2)   (51)
                                                    ----    ---   ----
Total                                               $ (9)   $(7)  $(32)
                                                    ====    ===   ====

The Company is exposed to potential credit-related losses in the event of nonperformance by counterparties to financial instruments. At December 31, 2010 and 2009, the Company had $16 million and $9 million, respectively, of net derivative liabilities outstanding with AIG Financial Products Corp., an affiliated company. The credit exposure of the Company's derivative financial instruments is limited to the fair value of contracts that are favorable to the Company at the reporting date.

6. VARIABLE INTEREST ENTITIES

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support, or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights and do not substantively participate in the gains and losses of the entity. Consolidation of a VIE by its primary beneficiary is not based on majority voting interest, but rather is based on other criteria discussed below.

While the Company enters into various arrangements with VIEs in the normal course of business, the Company's involvement with VIEs is primarily as a passive investor in debt securities (rated and unrated) and equity interests issued by VIEs. In all instances, the Company consolidates the VIE when it determines that the Company is the primary beneficiary. This analysis includes a review of the VIE's capital structure, contractual relationships and terms, nature of the VIE's operations and purpose, nature of the VIE's interests issued, and the Company's

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

involvements with the entity. In evaluating consolidation, the Company also evaluates the design of the VIE, and the related risks to which the entity was designed to expose the variable interest holders.

For VIEs with attributes consistent with that of an investment company or a money market fund, the primary beneficiary is the party or group of related parties that absorbs a majority of the expected losses of the VIE, receives the majority of the expected residual returns of the VIE, or both.

For all other variable interest entities, the primary beneficiary is the entity that has both (i) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. While also considering these factors, the consolidation conclusion depends on the breadth of the Company's decision-making ability and its ability to influence activities that significantly affect the economic performance of the VIE.

Exposure to Loss

The Company calculates its maximum exposure to loss to be (i) the amount invested in the debt or equity of the VIE, (ii) the notional amount of VIE assets or liabilities where the Company has also provided credit protection to the VIE with the VIE as the referenced obligation, and (iii) other commitments and guarantees to the VIE.

The following table presents total assets of unconsolidated VIEs in which the Company holds a variable interest, as well as the Company's maximum exposure to loss associated with these VIEs:

                                                   Maximum Exposure to Loss
                                               --------------------------------
                                   Total VIE   On-Balance   Off-Balance
                                     Assets       Sheet        Sheet      Total
                                   ---------   ----------   -----------   -----
                                                         (In Millions)
December 31, 2010
Real estate and investment funds    $ 2,086       $ 34          $ 1       $ 35
Maiden Lane II                       16,455         67           --         67
                                    -------       ----          ---       ----
Total                               $18,541       $101          $ 1       $102
                                    =======       ====          ===       ====
December 31, 2009
Real estate and investment funds    $     1       $  8          $--       $  8
Maiden Lane II                       15,911         40           --         40
                                    -------       ----          ---       ----
Total                               $15,912       $ 48          $--       $ 48
                                    =======       ====          ===       ====

Balance Sheet Classification

The Company's interest in the assets and liabilities of unconsolidated VIEs was classified on the Company's balance sheets as follows:

                                              At
                                         December 31,
                                        -------------
                                        2010     2009
                                        ----     ----
                                        (In Millions)
Assets:
   Fixed maturity securities, trading   $ 67     $40
   Other invested assets                  34       8
                                        ----     ---
Total assets                            $101     $48
                                        ====     ===

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Real Estate and Investment Funds

The Company participates as a passive investor in the equity issued primarily by third-party-managed hedge and private equity funds, real estate funds and some funds managed by AIG Investments (an affiliate). The Company is typically not involved in the design or establishment of VIEs, nor does it actively participate in the management of VIEs. The Company's exposure to funds that are unconsolidated VIEs was not material to the Company's financial condition as of December 31, 2010 or 2009.

ML II

On December 12, 2008, the Company and certain other domestic insurance subsidiaries of AIG sold all of their undivided interests in a pool of $39.3 billion face amount of RMBS to ML II, whose sole member is the New York Fed. The Company has a significant variable economic interest in ML II, which is a VIE. See Note 4 herein for further discussion.

RMBS, CMBS, Other ABS and CDOs

The Company is a passive investor in RMBS, CMBS, other ABS and CDOs primarily issued by domestic special-purpose entities. The Company generally does not sponsor or transfer assets to, or act as the servicer to these asset-backed structures, and was not involved in the design of these entities.

The Company's maximum exposure in these types of structures is limited to its investment in securities issued by these entities. Based on the nature of the Company's investments and its passive involvement in these types of structures, the Company has determined that it is not the primary beneficiary of these entities. The fair values of the Company's investments in these structures are reported in Note 3 and Note 4 herein.

7. SECURITIES LENDING PROGRAM

The Company and certain other wholly owned U.S. insurance company subsidiaries of AIG historically participated in the Securities Lending Program, which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the insurance company participants (collectively, "the Participants").

During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

On December 12, 2008, the Securities Lending Program was terminated following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions. Prior to the termination of the Securities Lending Program, the Participants recognized realized capital losses on other-than-temporary impairments and sales of the long-term investments. AIG made capital contributions to the Participants, which were funded directly to the Securities Lending Program's collateral account, and which largely offset the obligations of the Participants to contribute to the collateral account their pro rata share of any investment losses incurred.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company recorded the following amounts in 2008 related to the Securities Lending Program:

                                                                  (In Millions)
For the year ended December 31, 2008:
Realized losses on securities lending collateral:
   Net realized losses on RMBS sold to ML II                         $  (114)
   Net realized losses on all other asset sales                         (114)
   Realized losses due to other-than-temporary declines in value        (938)
                                                                     -------
      Total                                                          $(1,166)
                                                                     =======
Net realized losses related to lent securities with insufficient collateral:
   Deemed sales of lent securities                                   $   (46)
   Forward purchase commitments                                          (51)
                                                                     -------
      Total                                                          $   (97)
                                                                     =======

At December 31, 2008, the Company's assets included undistributed funds held in the Securities Lending Program collateral account and a receivable from affiliate for amounts due to the Company from the Agent. The Company received settlement of those amounts during 2009, and terminated its securities lending agency agreement with the Agent effective as of December 31, 2009.

On September 19, 2008, a proceeding was commenced pursuant to the provisions of the Securities Investor Protection Act of 1970 ("SIPA") with respect to Lehman Brothers Inc. ("Lehman") and a trustee was appointed to administer the Lehman estate. On that date, securities owned by the Company and certain other Participants (collectively, the "Affected Participants") were on loan to Lehman under a master securities lending agreement (the "MSLA"). The commencement of this SIPA proceeding constituted an event of default under the MSLA, and the lent securities were not returned by Lehman. The Affected Participants reported the lent securities that were not returned by Lehman as sales. As a result of the default, the Affected Participants exercised their remedies under the MSLA to apply collateral held against the amounts owed by Lehman. The remaining collateral held with respect to securities loaned to Lehman was distributed in cash to the Affected Participants on December 30, 2008 and was reflected in other liabilities at December 31, 2009 and 2008. In 2010, a settlement with the Lehman estate was reached, and the settlement was funded on September 10, 2010. The Company recognized a realized gain in 2010 of $14 million as an adjustment to the estimated losses previously recorded on the sale treatment of the lent securities.

8. DEFERRED POLICY ACQUISITION COSTS

The following table summarizes the activity in DAC:

                                                           2010   2009   2008
                                                           ----   ----   ----
                                                             (In Millions)
Balance at January 1                                       $324   $425   $364
   Deferrals                                                 24     19     38
   Accretion of interest/amortization                       (39)   (45)    21
   Effect of unlocking assumptions used in estimating
      future gross profits                                   (9)    --     (3)
   Effect of realized gains on securities (a)                --     (1)   (37)
   Effect of unrealized (gains) losses on securities (b)    (35)   (74)    42
                                                           ----   ----   ----
Balance at December 31                                     $265   $324   $425
                                                           ====   ====   ====

(a) In 2009, a decrease of $39 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard is not reflected as it is offset in (b) below with no net impact to the DAC balance.

(b) In 2009, an increase of $39 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard is not reflected as it is offset in (a) above with no net impact to the DAC balance.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Deferred sales inducement balances and activity for years ended December 31, 2010, 2009 and 2008 are immaterial.

In accordance with GAAP, the Company periodically unlocks assumptions as necessary. Depending on the product, DAC, URR and other required reserves may be affected. In 2010, unlocking increased amortization due to improved mortality for life insurance. Unlocking also reduced reserves on certain interest sensitive life products. In 2009, there were no prospective unlockings implemented. In 2008, DAC amortization increased due to unlocking interest and lapse assumptions on certain deferred annuity products.

During 2010, the Company continued to migrate certain blocks of reserves and DAC from various legacy systems to a new valuation system, representing approximately $160 million of reserves and $55 million of DAC at the point of conversion. During 2009 and 2008, the corresponding amounts were approximately $1.3 billion and $1.5 billion of reserves and $106 million and $44 million of DAC, respectively, at the point of conversion.

9. FUTURE POLICY BENEFITS AND POLICYHOLDER CONTRACT DEPOSITS

Future policy benefits and policyholder contract deposit liabilities were as follows at December 31:

                                     2010     2009
                                    ------   ------
                                     (In Millions)
Future policy benefits:
   Ordinary life                    $  684   $  674
   Group life                           94       83
   Life contingent annuities         2,329    2,293
   Terminal funding                  1,197    1,221
   Accident and health                 643      637
                                    ------   ------
Total                               $4,947   $4,908
                                    ======   ======
Policyholder contract deposits:
   Annuities                        $2,156   $2,133
   Corporate-owned life insurance       43       41
   Universal life                    1,793    1,830
   Other contract deposits              85       96
                                    ------   ------
Total                               $4,077   $4,100
                                    ======   ======

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges, and as applicable, other required reserves. Reserves for other contracts are based on estimates of the cost of future policy benefits. Interest, mortality, and surrender assumptions vary by product and are generally based upon actual experience at the time of issue. Interest assumptions used to compute individual life reserves ranged from 1.0 percent to 8.0 percent.

The Company performs loss recognition testing on an as needed basis. No additional reserves were necessary in 2010 or 2009.

The liability for future policy benefits has been established on the basis of the following assumptions:

..    Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 1.0 percent to 8.0 percent. Interest rates on immediate/terminal funding annuities are at a maximum of 13.5 percent and grade to no less than 1.3 percent.

..    Mortality and surrender rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual and group life approximated 6.4 percent.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The liability for policyholder contract deposits has been established on the basis of the following assumptions:

..    Interest rates credited for deferred annuities vary by year of issuance and range from 2.5 percent to 5.5 percent. This range is applicable to deferred annuity contracts where the crediting rates are not directly based on equity market returns. Current declared interest rates are generally guaranteed to remain in effect for a period of one year, though some are guaranteed for longer periods. Withdrawal charges generally range from zero percent to 8.0 percent grading to zero over a period of zero to 8 years.

..    Interest rates on corporate-owned life insurance are guaranteed at 4.0 percent and the weighted average rate credited in 2010 was 4.4 percent.

..    The universal life policies have credited interest rates of 1.0 percent to
     8.0 percent and guarantees ranging from 1.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life policies are subject to surrender charges that amount to 10.2 percent of the aggregate fund balance grading to zero over a period no longer than 20 years.

Participating life insurance accounted for approximately 19.6 percent of life insurance in force at December 31, 2010.

Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $3 million, $3 million and $4 million in 2010, 2009 and 2008, respectively, and are included in policyholder benefits in the statements of income (loss).

GMDB

Details concerning the Company's GMDB exposure (net of reinsurance) including a return of net deposits plus a minimum return as of December 31 were as follows:

                                                   2010            2009
                                              -------------   -------------
                                                     ($ In Millions)
In the event of death (GMDB)
   Account value                              $          73   $          77
   Net amount at risk (a)                                 1               7
   Average attained age of contract holders              67              67
   Range of guaranteed minimum return rates    0.00%-10.00%    0.00%-10.00%

(a) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders died at the same balance sheet date.

The following summarizes the reserve for guaranteed benefits (net of reinsurance) on variable contracts. The gross reserve is reflected in the general account and reported in future policy benefits on the balance sheets:

                               2010    2009
                               ----    ----
                               (In Millions)
Balance at January 1            $--     $--
Guaranteed benefits incurred     --       1
Guaranteed benefits paid         --      (1)
                                ---     ---
Balance at December 31 (b)      $--     $--
                                ===     ===

(b)  Balances at December 31, 2010 and 2009 are less than $200 thousand.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2010 and 2009:

     . Data used was 1,000 stochastically generated investment performance scenarios.

     .    Mean investment performance assumption was 10.0 percent.

     .    Volatility assumption was 16.0 percent.

     . Mortality was assumed to be 87.5 percent of the 1975-80 SOA Ultimate table.

     . Lapse rates vary by contract type and duration and range from 5.0 percent to 25.0 percent with an average of 11.2 percent.

     .    The discount rate was 8.0 percent.

10. ACCIDENT AND HEALTH RESERVES

Activity in the liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business, which is reported in policy claims and benefits payable, is summarized as follows:

                                                              2010   2009   2008
                                                              ----   ----   ----
                                                                 (In Millions)
Balance as of January 1, net of reinsurance recoverable       $669   $708   $649
Add: Incurred losses related to:
Current year                                                    72     81    111
Prior years                                                    118    124    158
                                                              ----   ----   ----
Total incurred losses                                          190    205    269
                                                              ----   ----   ----
Deduct: Paid losses related to:
Current year                                                    72     90    112
Prior years                                                    638    154     98
                                                              ----   ----   ----
Total paid losses                                              710    244    210
                                                              ----   ----   ----
Balance as of December 31, net of reinsurance recoverable      149    669    708
Reinsurance recoverable                                          5      4      6
                                                              ----   ----   ----
Balance as of December 31, gross of reinsurance recoverable   $154   $673   $714
                                                              ====   ====   ====

The liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business is based on the estimated amount payable on claims reported prior to the date of the balance sheets which have not yet been settled, claims reported subsequent to the date of the balance sheets which have been incurred during the period then ended, and an estimate (based on past experience) of incurred but unreported claims relating to such periods.

11. REINSURANCE

The Company generally limits its exposure to loss on any single insured to $10 million by ceding additional risks through reinsurance contracts with other insurers. On an exception basis, the Company can increase its exposure to loss on any single insured up to $15 million. For employer group life business, the Company limits its exposure to $500 thousand on any coverage per policy. For employer group long term disability ("LTD"), the Company reinsures risks in excess of $6 thousand of monthly disability income.

A receivable is recorded for reinsured benefits, both paid and pending, which are recoverable from the reinsurer. Reinsurance premiums are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Reinsurance transactions for the years ended December 31, 2010, 2009 and 2008 were as follows:

                                                                                              Percentage
                                                                    Assumed From               of Amount
                                                  Ceded to Other       Other          Net       Assumed
                                   Gross Amount      Companies       Companies      Amount      to Net
                                   ------------   --------------   -------------   --------   ----------
                                                              (In Millions)
December 31, 2010
Life insurance in force              $124,314         $22,227          $ 543       $102,630        0.53%
                                     ========         =======          =====       ========
Premiums:
   Life insurance and annuities      $    369         $   130          $   1       $    240        0.42%
   Accident and health insurance          291              19             --            272        0.00%
                                     --------         -------          -----       --------
Total premiums                       $    660         $   149          $   1       $    512        0.20%
                                     ========         =======          =====       ========
December 31, 2009
Life insurance in force              $131,255         $24,336          $ 600       $107,519        0.56%
                                     ========         =======          =====       ========
Premiums:
   Life insurance and annuities      $    390         $   123          $   2       $    269        0.74%
   Accident and health insurance          341              38             (1)           302       -0.33%
                                     --------         -------          -----       --------
Total premiums                       $    731         $   161          $   1       $    571        0.18%
                                     ========         =======          =====       ========
December 31, 2008
Life insurance in force              $137,672         $26,904          $ 652       $111,420        0.59%
                                     ========         =======          =====       ========
Premiums:
   Life insurance and annuities      $    661         $   125          $   1       $    537        0.19%
   Accident and health insurance          395              41             (2)           352       -0.57%
                                     --------         -------          -----       --------
Total premiums                       $  1,056         $   166          $  (1)      $    889       -0.11%
                                     ========         =======          =====       ========

The Company's reinsurance agreements do not relieve it from its direct obligations to its insureds. Thus, a credit exposure exists with respect to life reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial strength of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

Total reinsurance recoverables are included in reinsurance receivables on the balance sheets. Reinsurance recoverable on paid losses was approximately $30 million, and $22 million, at December 31, 2010 and 2009, respectively. Reinsurance recoverable on unpaid losses was approximately $19 million, and $15 million at December 31, 2010 and 2009, respectively. Ceded claim and surrender recoveries under reinsurance agreements were $105 million, $97 million and $102 million for the years ended 2010, 2009 and 2008, respectively.

During 2010, the Company fully terminated and recaptured the reinsurance treaty with Swiss Re Life and Health America, Inc. for a specified block of disability income business. The recapture resulted in a pre-tax gain of $217 thousand.

In December 2002 the Company entered into a coinsurance/modified coinsurance agreement with AIG Life of Bermuda, Ltd. ("AIGB"), an affiliate. The agreement has an effective date of March 1, 2002. Under the agreement, AIGB reinsures a 90 percent quota share of the Company's liability on virtually all individual level term policies issued by the Company with issue dates on or after March 1, 2002. The agreement is unlimited in duration but either party may terminate the agreement as to new business with thirty days written notice to the other party. This agreement does not meet the criteria for reinsurance accounting under GAAP, therefore, deposit accounting is applied. This agreement was amended to terminate for new business issued on and after August 1, 2009.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The agreement also provides for an experience refund of all profits, less a reinsurance risk charge. The main impact of the agreement on the Company's results of operations for the years ended December 31, 2010, 2009 and 2008 was a pre-tax expense of approximately $6 million, $6 million and $6 million, respectively, representing the risk charge associated with the reinsurance agreement.

Effective October 1, 1998, the Company entered into an agreement to cede 49 percent of its New York and 100 percent of its non-New York group life (excluding permanent policies) and group accident and health business to an affiliated entity, American General Assurance Company ("AGAC"). This agreement required AGAC to pay the Company a ceding commission of $13 million at the inception. Effective January 1, 2007, the Company recaptured this group business from AGAC. The net liabilities transferred from AGAC to the Company totaled $749 million. As a result of the recapture, the Company recorded a $33 million pretax gain. Additionally, the Company deferred a $37 million ceding commission paid to AGAC and amortized it over a two year period, the average rate guarantee period.

12. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

Leases

The Company has various long-term, noncancelable operating leases for office space which expire at various dates through 2013. At December 31, 2010, the future minimum lease payments under the operating leases are as follows:

              (In Millions)
2011               $ 3
2012                 3
2013                 3
2014                --
2015                --
Thereafter          --
                   ---
Total              $ 9
                   ===

Rent expense was $3 million, $3 million and $3 million for the years ended December 31, 2010, 2009 and 2008 respectively.

Commitments to Fund Partnership Investments

The Company had unfunded commitments for its limited partnership investments totaling $73 million at December 31, 2010. These capital commitments can be called by the partnership during the commitment period (on average five years) to fund working capital needs or purchase new investments. Once the commitment period expires, the Company is under no obligation to fund the remaining unfunded commitments but may elect to do so.

Mortgage Loan Commitments

The Company had $11 million in commitments relating to mortgage loans at December 31, 2010.

CONTINGENT LIABILITIES

Superior National Matter

In 1997, USLIFE Corporation (the former parent of the Company) entered into the workers' compensation reinsurance business. At the end of 1998, the Company discontinued writing new workers' compensation reinsurance business. The largest contract written was a quota share reinsurance agreement with Superior National Insurance Group, Inc., Centre Insurance Company, and Converium Insurance (North America) (collectively, "Superior National"), effective May 1, 1998.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

On November 29, 1999, the Company initiated an arbitration proceeding to rescind the Superior National contract from its inception, based in part on misrepresentations and nondisclosures that the Company believed were made by Superior National. Subsequent settlements were made with Centre Insurance Company in 2004 and Converium Insurance in 2005. Arbitration was decided in favor of Superior National in 2007, but was appealed by the Company to the United States Court of Appeals for the Ninth Circuit ("the Ninth Circuit"). The appeals process continued until 2010.

Pre-tax losses, prior to allocated investment income, recorded by the Company related to the Superior National treaty totaled $29 million in 2009 and $29 million in 2008. These losses were principally driven by the accretion of interest and discounted present value.

As of December 31, 2009, the Company recorded a liability of $639 million, which represented a decrease of $23 million over the December 31, 2008 recorded liability of $662 million. This decrease was driven by a draw-down of $53 million from funds held on deposit by the Company to secure its obligations under the 1998 treaty ("Special California Schedule P Deposit") to reimburse Superior National for claim amounts billed subsequent to the February 2007 arbitration ruling and offset by increases in interest charges.

On January 4, 2010, the Ninth Circuit denied the Company's appeal and affirmed the arbitration award in favor of Superior National Insurance Company in Liquidation ("SNICIL"). On January 19, 2010, the Company filed a petition for a rehearing before the entire Ninth Circuit panel of judges. The Ninth Circuit, in turn, directed SNICIL to file a response to the Company's petition.

On March 19, 2010, the Ninth Circuit denied the petition for rehearing. On March 25, 2010, the Company filed a motion to stay the mandate for entry of judgment pending a filing of a petition for certiorari in the Supreme Court of the United States. On March 28, 2010, the Ninth Circuit granted the motion to stay.

On June 18, 2010, the California liquidation court "so ordered" the parties' agreed stipulation under which $186 million of the Special Schedule P Deposit would be released to the California Insurance Commissioner for distribution to the California Insurance Guarantee Association in partial satisfaction of the judgment against the Company. The release of the $186 million from the Special Schedule P Deposit was made by wire transfer to the Commissioner on June 21, 2010. On June 18, 2010, the Company paid the balance of the judgment, with interest on the full amount, amounting to approximately $343 million. The total amount paid to satisfy the judgment was approximately $529 million.

The Company negotiated with SNICIL and on October 8, 2010 accepted their commutation offer of $139 million. On January 13, 2011, the California Liquidation Court approved the commutation agreement.

As of December 31, 2010, the Company recorded a liability of $139 million for amounts due to Superior National Insurance Group. The outstanding balance was paid by release of the Special Schedule P Deposit on January 28, 2011. The remaining Special Schedule P Deposit funds were released to the Company in February, 2011. With this settlement, the Company's obligations under this treaty are fully satisfied or otherwise discharged.

Legal and Regulatory Matters

The Company is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations, cash flows and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. Each state has insurance guaranty association laws under which insurers doing business in a state can be assessed, up to prescribed limits and on the basis of the proportionate share of the premiums written by member insurers, to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. We accrue liabilities for guaranty fund assessments when an assessment is probable, can be reasonably estimated and when the event obligating us to pay has occurred. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While we cannot predict the amount and timing of any future assessments, we have established reserves we believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Prior to September 22, 2008, the Company and certain affiliates were parties to an existing inter-affiliate credit facility (the "facility"), under which the Company and such affiliates committed to make loans to AIG and received from AIG an annual facility fee at a specified rate. The facility was terminated on September 22, 2008, in connection with AIG's entry into an $85 billion revolving credit facility with the New York Fed. All amounts owing from AIG to the Company under the facility as of its termination date have been paid in full.

13. SHAREHOLDER'S EQUITY

Capital contributions received by the Company were as follows:

                                                      2010   2009    2008
                                                      ----   ----   ------
                                                          (In Millions)

Cash from Parent                                      $--    $350   $   --
Contributions related to Securities Lending Program    --      --      916
                                                      ---    ----   ------
   Total cash contributions                            --     350      916
Contributions of securities at fair value              --      --      145
All other non cash contributions                        1       1       --
                                                      ---    ----   ------
   Total capital contributions                        $ 1    $351   $1,061
                                                      ===    ====   ======

The components of accumulated other comprehensive income (loss) are as follows:

                                                            2010     2009    2008
                                                            -----   ------   -----
                                                                (In Millions)
Fixed maturity and equity securities, available for sale:
   Gross unrealized gains                                   $ 758   $ 569    $ 287
   Gross unrealized losses                                   (199)   (545)    (746)
Net unrealized gains on other invested assets                   3       4        2
Adjustments to DAC                                            (34)      1       36
Deferred federal and state income tax (expense) benefit      (180)     (1)     147
                                                            -----   -----    -----
   Accumulated other comprehensive income (loss) (a)        $ 348   $  28    $(274)
                                                            =====   =====    =====

(a) Includes a decrease of $383 million in 2009 related to the cumulative effect of adopting a new other-than-temporary impairment accounting standard.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Dividends that the Company may pay to the Parent in any year without prior approval of the New York State Insurance Department ("NYSID") are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of New York without obtaining the prior approval of the NYSID is limited to the lesser of either 10 percent of the preceding year's statutory surplus or the preceding year's statutory net gain from operations not in excess of unassigned surplus. The maximum dividends payout that may be made in 2011 without prior approval of the NYSID is $116 million.

The Company is required to file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, excluding certain assets from statutory admitted assets and valuing investments and establishing deferred taxes on a different basis.

The state has the right to permit specific practices that deviate from prescribed practices. In 2010, the Company received permission from the NYSID to restate the gross paid-in and contributed surplus and the unassigned funds components of its surplus. The effective date was September 30, 2010. This restatement resulted in an increase in unassigned funds of $1.1 billion to offset the Company's losses incurred as a result of its participation in the Securities Lending Program, and a corresponding decrease in gross paid-in and contributed surplus of $1.1 billion.

Statutory net income (loss) and capital and surplus of the Company at December 31 were as follows:

                                 2010     2009     2008
                                ------   ------   -------
                                     (In Millions)
Statutory net income (loss)     $  117   $  372   $(1,660)
Statutory capital and surplus   $1,167   $1,013   $   630

14. FEDERAL INCOME TAXES

The components of the provision for income taxes on pretax income for the years ended December 31 were as follows:

                                     2010   2009    2008
                                     ----   -----   -----
                                        (In Millions)

Current                              $(30)   $14    $(413)
Deferred                              (64)    24      461
                                     ----    ---    -----
Total income tax expense (benefit)   $(94)   $38    $  48
                                     ====    ===    =====

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The US statutory income tax rate is 35 percent for 2010, 2009 and 2008. Actual tax expense on income differs from the statutory amount computed by applying the federal income tax rate for the years ended December 31 due to the following:

                                                     2010    2009     2008
                                                    -----    ----    -----
                                                         (In Millions)
US federal income tax (benefit) at statutory rate   $  73     $31    $(687)
Adjustments:
   Valuation allowance                               (171)     (1)     734
   State income tax                                     5       7        3
   IRS audit settlements                               --      --       (2)
   Prior year corrections                              --       1       --
   Other credits, taxes and settlements                (1)     --       --
                                                    -----     ---    -----
Total income tax expense (benefit)                  $ (94)    $38    $  48
                                                    =====     ===    =====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of deferred tax assets and liabilities at December 31 are as follows:

                                                           2010     2009
                                                          -----    -----
                                                           (In Millions)
Deferred tax assets:
   Excess capital losses and other tax carryovers         $ 456    $ 465
   Basis differential of investments                        122      156
   Net unrealized losses on debt and equity securities
      available for sale                                     --       11
   State deferred tax benefits                               --        5
   Policy reserves                                           25      156
   Other                                                      3        2
                                                          -----    -----
   Total deferred tax assets before valuation allowance     606      795
   Valuation allowance                                     (405)    (567)
                                                          -----    -----
   Total deferred tax assets                                201      228

Deferred tax liabilities:
   Deferred policy acquisition costs                        (35)     (51)
   Net unrealized gains on debt and equity securities
      available for sale                                   (175)     (21)
   State deferred tax liabilities                            --       (1)
   Policy Reserves                                           --      (52)
   Other                                                    (26)     (20)
                                                          -----    -----
   Total deferred tax liabilities                          (236)    (145)
                                                          -----    -----
Net deferred tax asset (liability)                        $ (35)   $  83
                                                          =====    =====

At December 31, 2010, the Company had capital loss carryforwards of $1.2 billion expiring through the year 2015.

The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company will recognize tax benefits based upon the amount of the deduction and credits utilized in the consolidated federal income tax return.

In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

of $606 million and concluded a $405 million valuation allowance was required to reduce the deferred tax asset at December 31, 2010 to an amount the Company believes is more likely than not to be realized.

When making its assessment, the Company considered all available evidence, including the impact of being included in the consolidated federal tax return of AIG, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on the securities lending program, because the Company and AIG entered into transactions with the New York Fed to limit exposure to future losses. The Company also considered the continuing earnings strength of the businesses AIG retained and the recent recapitalization, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustment, either positive or negative, could be material to the Company's financial condition or it results of operations for an individual period.

In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by Internal Revenue Service ("IRS") Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct or indirect owner of more than 50 percent interest in the loss company.

The Company did not have any unrecognized tax benefits as of December 31, 2010 and 2009, respectively.

The Company's tax returns for 2003 to 2006 are currently under examination. The Company's taxable years 2001-2010 remain subject to examination by major tax jurisdictions.

15. RELATED-PARTY TRANSACTIONS

Events Related to AIG

On September 30, 2010, AIG entered into an agreement-in-principle with the of the United States Department of the Treasury (the "Department of the Treasury"), the New York Fed, and the AIG Credit Facility Trust, a trust established for the sole benefit of the Department of the Department of the Treasury (the "Trust"), for a series of integrated transactions to recapitalize AIG (the "Recapitalization"). AIG completed the Recapitalization on January 14, 2011. For more information regarding the Recapitalization, please see Note 17.

Additional information on AIG is provided in the Company's 2010 Annual Statement and is also publicly available in AIG's regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described herein is qualified by regulatory filings AIG files from time to time with the SEC.

Operating Agreements

The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income ceded to affiliates was $11 million, $28 million and $29 million for the years ended December 31, 2010, 2009 and 2008, respectively. Commission ceded to affiliates was $2 million, $4 million and $4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2010, 2009 and 2008, the Company was charged $115 million, $134 million and $160 million, respectively, for expenses attributed to the Company. Accounts payable for such services at December 31, 2010 and 2009 were not material.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company provides life insurance coverage to employees of AIG and its domestic subsidiaries in connection with AIG's employee benefit plans. The statements of income (loss) include $12 million in premiums relating to this business for 2010, $14 million for 2009 and $18 million for 2008.

Notes of Affiliates

On December 27, 2006, the Company invested $117 million in a 5.18 percent fixed rate Senior Promissory Note due December 27, 2011, issued by SunAmerica Financial Group, Inc. ("SAFG, Inc."; formerly AIG Life Holdings (US), Inc.). The Company recognized interest income of $6 million, $6 million and $6 million on the Note during 2010, 2009 and 2008, respectively.

On September 15, 2006, the Company invested $5 million in a 5.57 percent fixed rate Senior Promissory Note due September 15, 2011, issued by SAFG, Inc. The Company recognized interest income of $279 thousand, $279 thousand and $279 thousand on the Note during 2010, 2009 and 2008, respectively.

On December 7, 2005, the Company acquired 5.75 percent Senior Notes due December 14, 2015, issued by Transatlantic Holdings, Inc., an affiliate of the Company, at a cost of $30 million. Other affiliates of the Company are holders of the same class of securities. On June 10, 2009, AIG closed a public offering of 29.9 million shares of Transatlantic Holdings, Inc. common stock owned by AIG. At the close of the public offering, AIG retained 13.9 percent of Transatlantic Holdings, Inc. outstanding common stock. As a result, AIG deconsolidated Transatlantic and the Company's investment in Transatlantic Holdings, Inc. was no longer considered affiliated. The Company recognized interest income of $1 million and $2 million on the Notes while they were still considered an affiliate during 2009 and 2008, respectively. On March 15, 2010, AIG closed a secondary public offering of 8.5 million shares of Transatlantic Holdings, Inc. common stock owned by American Home Assurance Company, a subsidiary of AIG, further reducing AIG's investment in this former affiliate.

Agreements with Affiliates

Due to the merger of AIL into the Company at December 31, 2010, policies that were originally issued by AIL are guaranteed by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"), while policies issued by the Company are guaranteed by American Home Assurance Company ("American Home"), both indirect wholly owned subsidiaries of AIG. National Union and American Home have terminated the General Guarantee Agreements dated July 13, 1998 and March 3, 2003, respectively (the "Guarantees") with respect to prospectively issued policies and contracts issued by AIL or the Company. The Guarantees terminated on April 30, 2010 at 4:00 p.m. Eastern Time ("Point of Termination"). Pursuant to its terms, the Guarantees do not apply to any group or individual policy, contract or certificate issued after the Point of Termination. The Guarantees will continue to cover applicable policies, contracts and certificates with a date of issuance earlier than the Point of Termination until all insurance obligations under such policies, contracts and certificates are satisfied in full. National Union's and American Home's audited statutory financial statements are filed with the SEC as part of the Company's registration statements for its variable products that were issued prior to the Point of Termination.

Effective September 11, 2010, AIG terminated the support agreement between itself and the Company (the "Support Agreement"), pursuant to which AIG would cause the Company to maintain a policyholders' surplus of not less than $1 million or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement provided that if the Company needed funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG would provide such funds at the request of the Company. AIG could terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. On August 12, 2010, AIG notified the Company of its intent to terminate the Support Agreement as a result of the above circumstance.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Other

The Company engages in structured settlement transactions, certain of which transactions involve affiliated property and casualty insurance company members of the Chartis group of AIG. In a structured settlement arrangement, a property and casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity ("SPIA") issued by the Company for the ultimate benefit of the claimant. The portion of the Company's liabilities related to structured settlements involving life contingencies are reported in future policy benefits, while the portion not involving life contingencies are reported in policyholder contract deposits. In certain structured settlement arrangements the property and casualty insurance company remains contingently liable for the payments to the claimant. The Company carried liabilities of $2.3 billion and $753 million at December 31, 2010 and 2009, respectively, related to SPIAs issued by the Company in conjunction with structured settlement transactions involving Chartis members where those Chartis members remained contingently liable for the payments to the claimant. In addition, the Company carried liabilities for the structured settlement transactions where the Chartis members were no longer contingently liable for the payments to the claimant.

16. BENEFIT PLANS

Effective January 1, 2002, the Company's employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

17. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

On January 14, 2011, AIG completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, AIG repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under AIG's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of AIG's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of AIG common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of AIG common stock; and (iii) the shares of AIG's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of AIG's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of AIG common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued AIG common stock, representing ownership of approximately 92 percent of the outstanding AIG common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of AIG common stock on the open market.

On March 10, 2011, AIG submitted a binding bid to the New York Fed to purchase all of the RMBS owned by ML II for $15.7 billion in cash. If the New York Fed accepted the binding bid, it was anticipated that the Company (along with certain other AIG companies) would be a purchaser of certain of these RMBS. On March 30, 2011, the New York Fed announced that it was declining AIG's offer to purchase all of the RMBS held in the ML II portfolio and instead would sell these securities through a competitive process.

On March 30, 2011, AIG and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that AIG would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level RBC (as defined under applicable insurance laws). The CMA also provides that if

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its equity holders in an amount in excess of that required to maintain the specified minimum percentage.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                          Page
                                                                        Number(s)
                                                                       ----------
Report of Independent Registered Public Accounting Firm                    --

Balance Sheets - December 31, 2010 and 2009 (restated)                      1

Statements of Income (Loss) - Years Ended
   December 31, 2010, 2009 (restated) and 2008 (restated)                   2

Statements of Comprehensive Income (Loss) - Years Ended
   December 31, 2010, 2009 (restated) and 2008 (restated)                   3

Statements of Shareholder's Equity - Years Ended
   December 31, 2010, 2009 (restated) and 2008 (restated)                   4

Statements of Cash Flows - Years Ended December 31, 2010,
   2009 (restated) and 2008 (restated)                                   5 to 6

Notes to Financial Statements                                            7 to 57

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of First SunAmerica Life Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of income (loss), comprehensive income (loss), shareholder's equity and cash flows present fairly, in all material respects, the financial position of First SunAmerica Life Insurance Company (the "Company"), an indirect wholly owned subsidiary of American International Group, Inc., at December 31, 2010 and 2009 (restated), and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments of fixed maturity securities as of April 1, 2009. Also, as of January 1, 2008, the Company adopted a new framework for measuring fair value.

As described in Note 2 to the financial statements, the Company restated its 2009 and 2008 financial statements.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 27, 2011

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                                 BALANCE SHEETS

                                                                                December 31,
                                                                       ------------------------------
                                                                                             2009
                                                                           2010            Restated
                                                                       -------------    -------------
                                                                                (In millions)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair value
   (amortized cost: 2010 - $6,867; 2009 - $6,214)                      $       7,088    $       6,061
 Fixed maturity securities, trading, at fair value                                41               24
 Mortgage and other loans receivable, (net of allowance: 2010 - $26;
   2009 - $8)                                                                    459              476
 Policy loans                                                                     16               20
 Real estate                                                                       3               --
 Derivative assets, at fair value                                                  3                7
 Short-term investments (portion measured at fair value: 2010 -
   $1,606; 2009 - $1,292)                                                      1,844            1,430
                                                                       -------------    -------------
Total investments                                                              9,454            8,018

Cash                                                                              17               12
Accrued investment income                                                         72               58
Income taxes receivable from Parent                                               --               32
Deferred policy acquisition costs                                                318              407
Deferred sales inducements                                                        93              120
Receivable from brokers                                                           --                2
Other assets                                                                       2                1
Separate account assets, at fair value                                           680              632
                                                                       -------------    -------------
TOTAL ASSETS                                                           $      10,636    $       9,282
                                                                       =============    =============

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Policyholder contract deposits                                         $       8,629    $       7,597
Future policy benefits                                                             6                7
Income taxes payable to Parent                                                    19               --
Deferred income taxes payable                                                     38               42
Amounts due to related parties                                                     1                2
Other liabilities                                                                 95               71
Separate account liabilities                                                     680              632
                                                                       -------------    -------------
TOTAL LIABILITIES                                                              9,468            8,351
                                                                       -------------    -------------

SHAREHOLDER'S EQUITY:
Common stock, $10,000 par value, 300 shares authorized, issued and
  outstanding                                                                      3                3
Additional paid-in capital                                                     1,886            1,886
Accumulated deficit                                                             (806)            (911)
Accumulated other comprehensive income (loss )                                    85              (47)
                                                                       -------------    -------------
TOTAL SHAREHOLDER'S EQUITY                                                     1,168              931
                                                                       -------------    -------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                             $      10,636    $       9,282
                                                                       =============    =============

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                           STATEMENTS OF INCOME (LOSS)

                                                                          Years ended December 31,
                                                                   --------------------------------------
                                                                                    2009          2008
                                                                      2010        Restated      Restated
                                                                   ----------    ----------    ----------
                                                                                (In millions)
REVENUES:
Fee income:
   Variable annuity fees                                           $       17    $       15    $       16
   Universal life insurance policy fees, net of reinsurance                 4             4             5
   Surrender charges                                                        5             7             9
                                                                   ----------    ----------    ----------
Total fee income                                                           26            26            30
Net investment income                                                     464           353           326
Net realized investment losses:
   Total other-than-temporary impairment losses on available for
      sale securities                                                     (63)         (181)       (1,292)
   Portion of impairment losses on fixed maturities, available
      for sale recognized in other comprehensive income (loss)            (20)           18            --
                                                                   ----------    ----------    ----------
   Net other-than-temporary impairments on available for sale
      fixed maturity securities recognized in net income (loss)           (83)         (163)       (1,292)
   Other realized investment gains (losses)                                24            39          (270)
                                                                   ----------    ----------    ----------
Total net realized investment loss                                        (59)         (124)       (1,562)
                                                                   ----------    ----------    ----------
TOTAL REVENUES                                                            431           255        (1,206)
                                                                   ----------    ----------    ----------

BENEFITS AND EXPENSES:
Interest credited to policyholder contract deposits                       288           255           207
Amortization of sales inducements                                          13            (1)          (14)
Policyholder benefits                                                       5             4             9
Amortization of deferred policy acquisition                                37            37           (34)
General and administrative expenses, net of deferrals                      68            14            12
Commissions, net of deferrals                                               5             3             2
                                                                   ----------    ----------    ----------
TOTAL BENEFITS AND EXPENSES                                               416           312           182
                                                                   ----------    ----------    ----------

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)                          15           (57)       (1,388)

INCOME TAX EXPENSE (BENEFIT)                                              (90)          (18)           15
                                                                   ----------    ----------    ----------

NET INCOME (LOSS)                                                  $      105    $      (39)   $   (1,403)
                                                                   ==========    ==========    ==========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                      Years ended December 31,
                                                                  --------------------------------
                                                                                2009        2008
                                                                    2010      Restated    Restated
                                                                  --------    --------    --------
                                                                            (In millions)
NET INCOME (LOSS)                                                 $    105    $    (39)   $ (1,403)
                                                                  --------    --------    --------

OTHER COMPREHENSIVE INCOME (LOSS):

   Net unrealized gains of fixed maturity investment on which
     other-than-temporary credit impairments were taken                450         770       1,248
   Deferred income tax benefit (expense) on above changes             (148)       (238)         50

   Net unrealized gains on all other invested assets arising
     during the period                                                  --          --         137
   Deferred income tax expense on above changes                         --          --         (54)

   Reclassification adjustment for net realized losses included
     in net income (loss)                                             (126)       (284)     (2,266)
   Deferred income tax benefit on above changes                         50         112         895

   Adjustment to deferred policy acquisition costs and deferred
     sales inducements                                                (156)        (48)        (54)
   Deferred income tax benefit on above changes                         62          19          21
                                                                  --------    --------    --------

OTHER COMPREHENSIVE INCOME (LOSS)                                      132         331         (23)
                                                                  --------    --------    --------

COMPREHENSIVE INCOME (LOSS)                                       $    237    $    292    $ (1,426)
                                                                  ========    ========    ========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                Years ended December 31,
                                                         --------------------------------------
                                                                          2009          2008
                                                            2010        Restated      Restated
                                                         ----------    ----------    -----------
                                                                      (In millions)
COMMON STOCK:
  Balance at beginning and end of year                   $        3    $        3    $        3

ADDITIONAL PAID-IN CAPITAL:
  Balance at beginning of year                                1,886         1,605           393
    Capital contribution from Parent (see Note 12)               --           281         1,212
                                                         ----------    ----------    ----------
  Balance at end of year                                      1,886         1,886         1,605
                                                         ----------    ----------    ----------

RETAINED EARNINGS (ACCUMULATED DEFICIT):
  Balance at beginning of year                                 (911)       (1,208)          195
    Cumulative effect of accounting change, net of tax           --           336            --
                                                         ----------    ----------    ----------
    Adjusted balance at beginning of year                      (911)         (872)          195
    Net income (loss)                                           105           (39)       (1,403)
                                                         ----------    ----------    ----------
  Balance at end of year                                       (806)         (911)       (1,208)
                                                         ----------    ----------    ----------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
  Balance at beginning of year                                  (47)         (169)         (146)
    Cumulative effect of accounting change, net of tax           --          (209)           --
                                                         ----------    ----------    ----------
    Adjusted balance at beginning of year                       (47)         (378)         (146)
    Other comprehensive income (loss)                           132           331           (23)
                                                         ----------    ----------    ----------
  Balance at end of year                                         85           (47)         (169)
                                                         ----------    ----------    ----------

TOTAL SHAREHOLDER'S EQUITY                               $    1,168    $      931    $      231
                                                         ==========    ==========    ==========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS

                                                                            Years ended December 31,
                                                                     --------------------------------------
                                                                                      2009          2008
                                                                        2010        Restated      Restated
                                                                     ----------    ----------    ----------
                                                                                  (In millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $      105    $      (39)   $   (1,403)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
  Interest credited on policyholder contract deposits                       288           255           207
  Net realized investment loss                                               59           124         1,562
  Amortization of deferred sales inducements                                 13            (1)          (14)
  Net unrealized (gain) loss on fixed maturity securities, trading          (17)            1             7
  Amortization of deferred policy acquisition costs                          37            37           (34)

  Accretion of net discount on investments                                  (60)          (55)           (5)
  Deferral of acquisition costs                                             (66)          (95)          (86)
  Provision for deferred income taxes (benefit)                             (90)           45            20
  Capitalized interest                                                       (4)           (3)           (4)
  Change in:
    Accrued investment income                                               (14)          (11)           (4)
    Income taxes receivable from/ payable to Parent                          51           (23)           (4)
    Due from/to related parties                                              (1)            7            (6)
    Future policy benefits                                                   (1)            1             5
    Other liabilities                                                        49            (1)           --
  Other, net                                                                  5           (10)           (6)
                                                                     ----------    ----------    ----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                                 354           232           235
                                                                     ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of:
  Fixed maturity securities                                              (1,613)       (2,041)       (2,041)
  Mortgage and other loans receivable                                       (20)           --           (72)
  Derivatives                                                                (8)          (38)          (16)
Sales of:
  Fixed maturity securities                                                 703           600         1,775
  Derivatives                                                                 9            --            49
Redemptions and maturities of:
  Fixed maturity securities                                                 253           252           415
  Mortgage and other loans receivable                                        16            18            33
Policy loans issued                                                          (1)           (1)           (1)
Payments received on policy loans                                             6             5             7
Decrease in securities lending invested collateral                           --            --         1,070
Net change in short-term investments                                       (414)         (221)         (953)
                                                                     ----------    ----------    ----------
  CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES              $   (1,069)   $   (1,426)   $      266
                                                                     ----------    ----------    ----------

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                      STATEMENTS OF CASH FLOWS (Continued)

                                                                               Years ended December 31,
                                                                         --------------------------------------
                                                                                          2009          2008
                                                                            2010        Restated      Restated
                                                                         ----------    ----------    ----------
                                                                                     (In millions)
CASH FLOWS FROM FINANCING ACTIVITIES

Policyholder account deposits                                            $    1,309    $    1,791    $    1,509
Net exchanges from the fixed accounts of variable annuity contracts             (11)          (14)          (51)
Policyholder account withdrawals                                               (365)         (569)         (543)
Claims and annuity payments, net of reinsurance, on policyholder
  contracts                                                                    (209)         (182)         (162)
Net receipts from (repayments of) other short-term financings                    (4)           (7)           15
Decrease in securities lending payable                                           --            --        (2,009)
Capital contributions                                                            --           150           768
                                                                         ----------    ----------    ----------
  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           720         1,169          (473)
                                                                         ----------    ----------    ----------
INCREASE (DECREASE) IN CASH                                                       5           (25)           28
CASH AT BEGINNING OF PERIOD                                                      12            37             9
                                                                         ----------    ----------    ----------
CASH AT END OF PERIOD                                                    $       17    $       12    $       37
                                                                         ==========    ==========    ==========

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes received from Parent                                        $       51    $       40    $        1

Non-cash activity:
  Bonus interest and other deferrals credited to policyholder contract
    deposits                                                             $       24    $       17    $       23
 Investment in fixed maturity securities, trading                                --            --            32
 Contribution of fixed maturity securities from Parent                           --           131           444

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

First SunAmerica Life Insurance Company (the "Company") is a direct wholly owned subsidiary of SunAmerica Life Insurance Company (the "Parent"), which is a wholly owned subsidiary of SAFG Retirement Services, Inc. ("SAFGRS"), a wholly owned subsidiary of American International Group, Inc. ("American International Group").

The Company is a New York-domiciled life insurance company principally engaged in the business of writing annuity contracts directed at the market for tax-deferred, long-term savings products. The majority of the Company's revenues are derived from customers in the State of New York. Products are marketed through affiliated and independent broker-dealers, full-service securities firms and financial institutions. Four financial institutions represented approximately 27 percent, 16 percent, 15 percent and 11 percent of premiums received in the year ended December 31, 2010. Three financial institutions represented approximately 36 percent, 17 percent, and 14 percent of premiums received in the year ended December 31, 2009. No other independent selling organization was responsible for more than 10 percent of premiums received for any such periods.

The operations of the Company are influenced by many factors, including general economic conditions, the financial condition of American International Group monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing financial products. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company is also exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to death and living guaranteed benefits on the variable annuity products, as well as reduced fee income in the case of assets held in the separate accounts. These guaranteed benefits are sensitive to equity market conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying guaranteed living benefits in excess of account values as a result of significant downturns in equity markets. The Company has treaties to reinsure a majority of the guaranteed minimum income benefits and a small portion of the guaranteed death benefits for equity and mortality risk on its variable annuity contracts. Such risk mitigation may or may not reduce the volatility of net income and resulting from equity market volatility. Although management expects to be able to achieve its plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations and/or statutory capital.

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with a review of the Company's model in accounting for the deferred policy acquisition cost ("DAC") impact of host contract accretion and the Company's calculation of bad debt deductions for income taxes, the Company determined it was necessary to restate its financial statements for the years ended December 31, 2009 and 2008.

The restatement for DAC in the 2009 and 2008 financial statements was related to the correction of an error in calculating the amount bifurcated from the host contracts to reflect the fair value of the embedded derivatives, which are the guaranteed living benefit features offered on many of our variable annuity products. The previous model did not fully incorporate the valuation differential upon issues of new policies with the guaranteed living benefits on the balance sheet subsequent to the adoption of the standard for fair value measurements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

The restatement for income taxes in the 2009 financial statements was related to the correction of an error in the calculation of the bad debt deduction for income taxes. This tax deduction is dependent upon the change to investment impairments for statutory purposes. The change to investment impairments were determined to be in error and subsequently corrected, but this correction was not reflected in the tax deduction as claimed on the tax return.

The correction of these errors are reflected in the following table. The restated financial statements correct for these errors. The related tax effect is calculated at the federal prescribed rate of 35% and the applicable effective state tax rate of 6.9%.

                                              Previously                       As
                                               Reported     Adjustments     Restated
                                              ----------    -----------    ----------
2009 Balance Sheet:

   Income taxes receivable from Parent        $       42    $      (10)    $       32
   Deferred policy acquisition costs                 404             3            407
   Total assets                                    9,289            (7)         9,282
   Deferred tax liability                             41             1             42
   Total liabilities                               8,350             1          8,351
   Total shareholder's equity                        939            (8)           931

2009 Statement of Income (Loss):

   Income tax expense (benefit)               $      (28)   $       10     $      (18)
   Net income (loss)                                 (29)          (10)           (39)

2008 Statement of Income (Loss):

   Amortization of deferred policy
     acquisition costs                        $      (31)   $       (3)    $      (34)
   Income tax expense (benefit)                       14             1             15
   Net income (loss)                              (1,405)            2         (1,403)

2009 Statements of Shareholder's Equity:

   Retained earnings (Accumulated deficit):
     Adjusted balance at beginning of year    $     (874)   $        2     $     (872)
     Net income (loss)                               (29)          (10)           (39)
     Balance at end of year                         (903)           (8)          (911)

2008 Statements of Shareholder's Equity:

   Retained earnings (Accumulated deficit):
     Net income (loss)                        $   (1,405)   $        2     $   (1,403)
     Balance at end of year                       (1,210)            2         (1,208)

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1   PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company. Certain reclassifications and format changes have been made to prior period amounts to conform to the current period presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

The Company considers its most critical accounting estimates to be those with respect to recoverability of deferred income tax assets, policyholder contract deposits, future policy benefits, estimated gross profits for investment-oriented products, recoverability of DAC, fair value measurements of certain assets and liabilities, and other-than-temporary impairments in the value of investments. These estimates, by their nature, are based on judgment and current facts and circumstances. Therefore, actual results could differ from these estimates, possibly in the near term, and could have a material effect on the Company's financial statements.

3.2   INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period.

3.3   INVESTMENTS

FIXED MATURITY SECURITIES

Fixed maturity securities classified as available for sale are recorded at fair value. Unrealized gains and losses, net of deferred taxes and amortization of deferred policy acquisition costs and deferred sales inducements, are recorded as a separate component of accumulated other comprehensive income (loss), within shareholder's equity. Realized gains and losses on the sale of investments are recognized in earnings at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable.

Fixed maturity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in Maiden Lane II LLC ("ML II"). See Note 7 for discussion of ML II. Realized and unrealized gains and losses on trading securities are reported in net investment income.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.3   INVESTMENTS (CONTINUED)

IMPAIRMENT POLICIES

On April 1, 2009, the Company adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. This standard significantly altered the Company's policies and procedures for determining impairment charges recognized through earnings. The standard requires a company to recognize the credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected ("recovery value"), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income
(loss). The Company refers to both credit impairments and non-credit impairments recognized as a result of intent to sell as "impairment charges.

IMPAIRMENT POLICY - FIXED MATURITY SECURITIES - EFFECTIVE APRIL 1, 2009 AND THEREAFTER

If the Company intends to sell a fixed maturity security or it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to earnings.

For all other fixed maturity securities for which a credit impairment has occurred, the amortized cost is written down to the estimated recovery value with a corresponding charge to earnings. Changes in fair value compared to recovery value, if any, are charged to unrealized appreciation (depreciation) of fixed maturity investments on which other-than-temporary credit impairments are taken (a component of accumulated other comprehensive income (loss)).

When assessing the Company's intent to sell a fixed maturity security, or if it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition the Company's investment portfolio, sales of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing.

The Company considers severe price declines and the duration of such price declines in its assessment of potential credit impairments. The Company also modifies its modeled outputs for certain securities when it determines that price declines are indicative of factors not comprehended by the cash flow models.

In periods subsequent to the recognition of an other-than-temporary impairment charge for available for sale fixed maturity securities that are not foreign exchange related, the Company generally prospectively accretes into income the difference between the new amortized cost and the expected undiscounted recovery value over the remaining expected holding period of the security.

In assessing whether a credit impairment has occurred for a structured fixed maturity security (e.g. Residential Mortgage Backed Securities ("RMBS"), Commercial Mortgage Backed Securities ("CMBS"), Collateralized Debt Obligations ("CDO") and Asset Backed Securities ("ABS")), the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of these securities.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.3   INVESTMENTS (CONTINUED)

When estimating future cash flows for a structured fixed maturity security (e.g. RMBS, CMBS, CDO and ABS) management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security.

In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

      -     Current delinquency rates;

      -     Expected default rates and timing of such defaults;

      -     Loss severity and timing of any such recovery;

      -     Expected prepayment speeds; and

      -     Ratings of securities underlying structured products.

For corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers the fair value as the recovery value when available information does not indicate that another value is more relevant or reliable. When management identifies information that supports a recovery value other than the fair value, the determination of a recovery value considers scenarios specific to the issuer and the security, and may be based upon estimates of outcomes of corporate restructurings, political and macro economic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

IMPAIRMENT POLICY - FIXED MATURITY SECURITIES - PRIOR TO APRIL 1, 2009

In all periods prior to April 1, 2009, the Company assessed its ability to hold any fixed maturity available for sale security in an unrealized loss position to its recovery at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflected the judgment of the Company's management that the security sold was unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflected management's judgment that the risk-adjusted ultimate recovery was less than the value achievable on sale.

In those periods, the Company evaluated its fixed maturity securities for other-than-temporary impairments with respect to valuation as well as credit.

After a fixed maturity security had been identified as other-than-temporarily impaired, the amount of such impairment was determined as the difference between fair value and amortized cost and the entire amount was recorded as a charge to earnings.

MORTGAGE AND OTHER LOANS RECEIVABLE

Mortgage and other loans receivable includes mortgage loans on real estate, collateral, commercial and guaranteed loans. Mortgage loans are classified as loans held for investment.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.3   INVESTMENTS (CONTINUED)

Loans classified as "held for investment" are those that the Company has the intent and ability to hold for the foreseeable future, or until maturity or payoff. Mortgage loans held for investment are carried at unpaid principal balances less valuation allowances and deferred fees or expenses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income in the statements of income (loss). Non-refundable loan origination fees and certain incremental direct origination costs are offset and the resulting net amount is deferred and amortized in net investment income over the life of the related loan as an adjustment of the loan's yield. Loan commitment fees are generally deferred and recognized in net investment income as an adjustment of yield over the related life of the loan or upon expiration of the commitment if the commitment expires unexercised.

Impairment of mortgage and other loans receivable is based on certain risk factors, including past due status. For commercial mortgages in particular, risk factors evaluated in monitoring credit quality also include debt service coverage ratio, loan-to-value or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and major property tenants, economic trends in the market where the property is located, and condition of the property. Mortgage and other loans receivable are considered impaired when collection of all amounts due under contractual terms is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral. Interest income on such impaired loans is recognized as cash is received.

POLICY LOANS

Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans are fully collateralized by the cash surrender value of the policy.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps, options (long and short positions) and futures contracts (short positions on U.S. treasury notes and U.S. long bonds). The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor a trader in derivative instruments. See
Note 6 for additional discussion of derivatives.

The Company issues or has issued certain variable annuity products that offer optional guaranteed minimum account value ("GMAV") and guaranteed minimum withdrawal benefit ("GMWB") living benefits. The GMAV and GMWB are considered embedded derivatives that are required to be bifurcated from the host contract and carried at fair value. The Company hedges a portion of the risk associated with these guarantees by utilizing both exchange traded and over-the-counter options and exchange traded futures. Exchange traded options and futures are marked to market using observable market quotes while over-the-counter options are marked to market through matrix pricing that utilizes observable market inputs.

The Company believes its hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting. The reserves for GMAV and GMWB embedded derivatives are included in policyholder contract deposits and the options and futures contracts are reported in derivative assets in the balance sheets. Changes in the fair value of derivatives are reported as part of net realized investment loss in the statements of income (loss).

SHORT-TERM INVESTMENTS

Short-term investments consist of interest-bearing cash equivalents, time deposits, U.S. Treasury Bills and investments with original maturities within one year from the date of purchase, such as commercial paper.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.4   CASH

Cash represents cash on hand and non-interest bearing demand deposits.

3.5   DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

Policy acquisition costs represent those costs, including commissions and certain marketing expenses that vary with and are primarily related to the acquisition of new business. Policy acquisition costs related to investment-type products are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality and morbidity gains and losses. The Company uses a "reversion to the mean" methodology which allows the Company to maintain its long-term assumptions, while also giving consideration to the effect of deviations from these assumptions occurring in the current period. A DAC unlocking is performed when management determines that key assumptions (e.g. market return, surrender rates, etc.) should be modified. The DAC asset is recalculated using the new assumptions. The use of a reversion to the mean assumption is common within the industry; however, the parameters used in the methodology are subject to judgment and vary within the industry. Any resulting adjustment is included in earnings as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts.

DAC for investment-type products is also adjusted with respect to estimated gross profits as a result of changes in the net unrealized gains or losses on fixed maturity securities and equity securities available for sale. Because fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on fixed maturity securities and equity securities available for sale that is credited or charged directly to accumulated other comprehensive income (loss).

The Company offers sales inducements, which include enhanced crediting rates or bonus payments to contract holders on certain annuity products. Sales inducements provided to the contract holders are primarily reflected in separate account liabilities in the balance sheet. The cost of sales inducements is deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC. To qualify for such accounting treatment, these bonus amounts must be explicitly identified in the contract at inception, and the Company must demonstrate that such amounts are incremental to amounts the Company credits on similar contracts without these bonus amounts, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period.

3.6   SEPARATE ACCOUNT ASSETS AND LIABILITIES

The Company issues variable annuities for which the investment risk is generally borne by the contract holder, except with respect to amounts invested in the fixed-rate account options. The assets and liabilities resulting from the receipt of variable annuity premiums are segregated in separate accounts. The assets supporting the variable portion of variable annuities are carried at fair value and reported as separate account assets with an equivalent liability, in the balance sheet. Investment income, realized investment gains (losses), and policyholder account premiums received and withdrawals related to separate accounts are excluded from the statements of income (loss), comprehensive income
(loss), and cash flows. Amounts assessed against the contract holders for mortality, administrative, other services and certain features are included in variable annuity fees in the statements of income (loss).

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.7   POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits are recorded at accumulated value (premiums received and net transfers from separate accounts, plus accrued interest, less withdrawals and assessed fees). They are not reflected as revenues in the Company's statements of income (loss), as they are recorded directly to contract holder liabilities upon receipt. Policyholder contract deposits also include the Company's liabilities for GMWB and GMAV, accounted for as embedded derivatives at fair value. The changes in fair value of the liability for GMWB and GMAV are reported in net realized investment loss in the statements of income (loss).

GMWB is a feature the Company began offering on certain variable annuity products in 2005. If available and elected by the contract holder at the time of contract issuance and subject to the specific provisions of the feature elected, this feature can provide a guaranteed annual withdrawal stream either for a specified period of time or for life, regardless of market performance. The amount of the guaranteed withdrawal stream is based off of a guaranteed benefit base, the amount of which is determined by the specific feature elected. The Company bears the risk that protracted under-performance of the financial markets and /or greater than expected longevity could result in GMWB benefits being higher than the underlying contract holder account balances and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

GMAV is a feature that was offered on certain variable annuity products from the second quarter of 2004 to May 2009. If available and elected by the contract holder at the time of contract issuance, this feature guarantees that the account value under the contract will at least equal the amount of premiums invested during the first ninety days of the contract, adjusted for any subsequent withdrawals, at the end of a ten-year waiting period. The Company bears the risk that protracted under-performance of the financial markets could result in GMAV benefits being higher than the underlying contract holder account balances and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The fair value of the liabilities for GMWB and GMAV requires significant management estimates and is based on the present value of expected benefits to be paid less the present value of fee income associated with the guarantees. The fair value estimate of the GMWB and GMAV guarantees include unobservable inputs such as management's estimate of contract holder behavior as well as such observable inputs as swap curves and market calibrated implied volatility. The valuation technique used to measure the fair value of embedded derivatives was modified during 2008, primarily with respect to the development of long-dated equity volatility assumptions and the discount rates applied to certain projected benefit payments. The valuation technique was also modified during 2010, primarily with respect to the discount rates applied to certain projected benefits payments. The changes in fair value of the liability for GMWB and GMAV are reported in net realized investment loss in the statements of income (loss). See Note 4.1 for further discussion of GMWB and GMAV.

3.8   FUTURE POLICY BENEFITS

Future policy benefits include the Company's liability for guaranteed minimum death benefits ("GMDB").

A GMDB feature is issued on substantially all of the Company's variable annuity products. This feature provides that, upon the death of a contract holder, the contract holder's beneficiary will receive the greater of (i) the contract holder's account value, or (ii) a guaranteed minimum death benefit that varies by product and type of benefit elected by the contract holder. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the GMDB liability balance, with a related charge or credit to Policyholder benefits if actual experience or other evidence suggests that earlier assumptions should be revised.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.9   NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources in the Company's operations:

      - Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

      - Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

3.10  NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

      - Sales of fixed maturity securities (except trading securities accounted for at fair value), securities lending invested collateral, and other types of investments.

      - Reductions to the cost basis of fixed maturity securities (except trading securities accounted for at fair value) and other types of invested assets for other-than-temporary impairments.

      -     Changes in fair value of derivative assets and liabilities.

3.11  FEE INCOME

Fee income includes variable annuity fees, universal life insurance fees and surrender charges. Variable annuity fees are generally based on the market value of assets in the separate accounts supporting the variable annuity contracts. Fees for certain guarantees included in variable annuity fees are based on the amount used for determining the related guaranteed benefit (for example, a benefit base for a GMWB feature). Universal life insurance policy fees consist of mortality charges, up-front fees earned on premiums received and administrative fees, net of reinsurance premiums. Surrender charges are assessed on withdrawals occurring during the surrender charge period. All fee income is recorded as income when earned.

3.12  INCOME TAXES

Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in earnings in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in earnings.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.13  SECURITIES LENDING COLLATERAL AND SECURITIES LENDING PAYABLE

Prior to December 12, 2008, securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available for sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities. The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statements of income
(loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the statement of income (loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

Since the Company terminated its securities lending activities on December 12, 2008, there were no securities subject to securities lending agreements on the balance sheets at December 31, 2010 or 2009 (see Note 7 for additional information).

3.14  ACCOUNTING CHANGES

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2008:

FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued an accounting standard that defined fair value, established a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but did not change existing guidance about whether an asset or liability is carried at fair value. The standard also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted the standard on January 1, 2008, its required effective date. The cumulative effect, net of taxes, of adopting the standard was a decrease in net income of $2.0 million, primarily due to the inclusion of explicit risk margins, where appropriate. See Note 4 for additional disclosures.

FAIR VALUE OPTION

In February 2007, the FASB issued an accounting standard that permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings. The standard also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The standard permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability, or upon most events that gives rise to a new basis of accounting for that instrument. The Company adopted the standard on January 1, 2008, its required effective date. The Company did not make any fair value measurement elections upon initial adoption of the standard.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.14  ACCOUNTING CHANGES (CONTINUED)

FAIR VALUE OF FINANCIAL ASSETS IN INACTIVE MARKETS

In October 2008, the FASB issued an accounting standard that provides guidance clarifying certain aspects with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting this standard on the Company's financial condition and results of operations were not material.

AMENDMENT TO IMPAIRMENT GUIDANCE

In January 2009, the FASB issued an accounting standard that amends the impairment guidance on recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The standard also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements related to the accounting for certain investments in fixed maturity and equity securities and other related guidance. The Company adopted this guidance effective in the fourth quarter of 2008. The effects of adopting the standard on the Company's financial condition, results of operations and cash flows were not material.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2009:

DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about (i) how and why the Company uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for and (iii) how derivative instruments and related hedged items affect the Company's financial condition, results of operations, and cash flows. The Company adopted the standard on January 1, 2009. See Note 6 for related disclosures.

RECOGNITION AND PRESENTATION OF OTHER-THAN-TEMPORARY IMPAIRMENTS

In April 2009, the FASB issued an accounting standard that requires a company to recognize the credit component of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold until recovery. The standard does not change the recognition of other-than-temporary impairment for equity securities. The standard requires additional disclosures in interim and annual reporting periods for fixed maturity and equity securities. See Note 5 herein for the expanded disclosures.

The Company adopted this standard on April 1, 2009 and recorded an after-tax cumulative effect adjustment to increase shareholder's equity by $127.2 million as of April 1, 2009, consisting of a decrease in accumulated deficit of $336.2 million and an increase in accumulated other comprehensive loss of $209.0 million, net of tax. The net increase in the Company's shareholder's equity was due to a reversal of a portion of the deferred tax asset valuation allowance for certain non-credit impairment charges directly attributable to the change in accounting principle (see Note 12). The cumulative effect adjustment resulted in an increase of $468.3 million in the amortized cost of fixed maturity securities, which has the effect of significantly reducing the accretion of investment income over the remaining life of the underlying securities, beginning in the second quarter of 2009. The effect of the reduced investment income was offset, in part, by a decrease in the amortization of DAC and deferred sales inducements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.14  ACCOUNTING CHANGES (CONTINUED)

This standard reduced the level of other-than-temporary impairment charges recorded in earnings for fixed maturity securities due to the following required changes in the Company's accounting policy for other-than-temporary impairments:

      - Impairment charges for non-credit (e.g., severity) losses are no longer recognized;

      - The amortized cost basis of credit impaired securities will be written down through a charge to earnings to the present value of expected cash flows, rather than to fair value; and

      - For fixed maturity securities that are not deemed to be credit-impaired, the Company is no longer required to assert that it has the intent and ability to hold such securities to recovery to avoid an other-than-temporary impairment charge. Instead, an impairment charge through earnings is required only in situations where the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the security prior to recovery.

The following table presents the components of the change in the Company's shareholder's equity at April 1, 2009 due to the adoption of this accounting standard for other-than-temporary impairments:

                                                                        (Increase)
                                                                        Decrease to
                                                          (Increase)    Accumulated     Net Increase
                                                         Decrease to       Other       (Decrease) in
                                                         Accumulated   Comprehensive   Shareholder's
                                                           Deficit         Loss            Equity
                                                         -----------   -------------   -------------
                                                                        (In millions)
Net effect of the increase in amortized cost of
   available for sale fixed maturity securities           $     468     $     (468)     $       --
Net effect of DAC and deferred sales inducements               (125)           122              (3)
Net effect on deferred income tax asset/payable                  (7)           137             130
                                                          ---------     ----------      ----------
Net increase (decrease) in the Company's shareholder's
   equity                                                 $     336     $     (209)     $      127
                                                          =========     ==========      ==========

DETERMINING FAIR VALUE WHEN THE VOLUME AND LEVEL OF ACTIVITY FOR THE ASSET OR LIABILITY HAVE SIGNIFICANTLY DECREASED AND IDENTIFYING TRANSACTIONS THAT ARE NOT ORDERLY

In April 2009, the FASB issued an accounting standard that provides guidance for estimating fair value of assets and liabilities when the volume and level of activity for an asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly. This standard also requires extensive additional fair value disclosures. The adoption of the standard on April 1, 2009, did not have a material effect on the Company's financial condition, results of operations or cash flows.

MEASURING LIABILITIES AT FAIR VALUE

In August 2009, the FASB issued an accounting standard to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. This standard explains how to prioritize market inputs in measuring liabilities at fair value and what adjustments to market inputs are appropriate for debt obligations that are restricted from being transferred to another obligor. This standard was effective beginning October 1, 2009 for the Company. The adoption of this standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.14  ACCOUNTING CHANGES (CONTINUED)

ACCOUNTING FOR EMBEDDED CREDIT DERIVATIVES

In March 2010, the FASB issued an accounting standard that amends the accounting for embedded credit derivative features in structured securities that redistribute credit risk in the form of subordination of one financial instrument to another. The new standard clarifies how to determine whether embedded credit derivative features, including those in collateralized debt obligations ("CDOs"), credit-linked notes ("CLNs"), synthetic CDOs and CLNs and other synthetic securities (e.g., commercial and residential mortgage-backed securities issued by securitization entities that wrote credit derivatives), are considered to be embedded derivatives that should be analyzed for potential bifurcation and separate accounting or, alternatively, for fair value accounting in connection with the application of the fair value option to the entire hybrid instrument. The Company adopted the new standard on July 1, 2010 and recorded a reclassification of $3.0 million of synthetic securities from Bonds available for sale to Bond trading. Upon adoption, the Company accounts for its investments in synthetic securities otherwise requiring bifurcation at fair value, with changes in fair value recognized in earnings. The adoption of this new standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

FUTURE APPLICATIONS OF ACCOUNTING STANDARDS

DISCLOSURES ABOUT THE CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

In July 2010, the FASB issued an accounting standard that requires enhanced disclosures related to the allowance for credit losses and the credit quality of a company's financing receivable portfolio. For nonpublic entities, the disclosures as of the end of a reporting period are effective for annual reporting periods ending on or after December 15, 2011. The disclosures about activity that occurs during a reporting period are effective for annual reporting periods beginning after December 15, 2010. In January 2011, the FASB deferred the disclosures required by this guidance related to troubled debt restructurings. The disclosures will be effective, and the Company will provide these disclosures, concurrent with the effective date of proposed guidance for determining what constitutes a troubled debt restructuring.

ACCOUNTING FOR COSTS ASSOCIATED WITH ACQUIRING OR RENEWING INSURANCE CONTRACTS

In October 2010, the FASB issued an accounting standard that amends the accounting for costs incurred by insurance companies that can be capitalized in connection with acquiring or renewing insurance contracts. The new standard clarifies how to determine whether the costs incurred in connection with the acquisition of new or renewal insurance contracts qualify as deferred acquisition costs. The new standard is effective for interim and annual periods beginning on January 1, 2012 with early adoption permitted. Prospective or retrospective application is permitted. The Company has not determined whether it will adopt this new standard prospectively or retrospectively. The accounting standard will result in a decrease in the amount of capitalized costs in connection with the acquisition or renewal of insurance contracts. The Company is currently assessing the effect of adoption of this new standard on its financial condition, results of operations and cash flows.

4.    FAIR VALUE MEASUREMENTS

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

The Company carries certain of its financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

FAIR VALUE HIERARCHY

Assets and liabilities recorded at fair value in the balance sheet are measured and classified in a hierarchy for disclosure purposes, consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values, as discussed below:

      - Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

      - Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

      - Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is most significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability.

VALUATION METHODOLOGIES

The following is a description of the valuation methodologies used for instruments carried at fair value. These methodologies are applied to assets and liabilities across the levels noted above, and it is the observability of the inputs used that determines the appropriate level in the fair value hierarchy for the respective asset or liability.

Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly incorporate counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

The cost of credit protection is determined under a discounted present value approach considering the market levels for single name credit default swap ("CDS") spreads for each specific counterparty, the mid market value of the net exposure (reflecting the amount of protection required) and the weighted average life of the net exposure. CDS spreads are provided to the Company by an independent third party. The Company utilizes an interest rate based on the benchmark London Interbank Offered Rate ("LIBOR") curve to derive its discount rates.

While this approach does not explicitly consider all potential future behavior of the derivative transactions or potential future changes in valuation inputs, management believes this approach provides a reasonable estimate of the fair value of the assets and liabilities, including consideration of the impact of non-performance risk.

FIXED MATURITY SECURITIES - TRADING AND AVAILABLE FOR SALE

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure fixed maturity securities at fair value in its available for sale and trading portfolios. Market price data is generally obtained from third party pricing vendors.

Management is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions. The Company employs independent third-party valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. When the Company's valuation service providers are unable to obtain sufficient market observable information upon which to estimate the fair value for a particular security, fair value is determined either by requesting brokers who are knowledgeable about these securities to provide a quote, which is generally non-binding, or by employing widely accepted internal valuation models.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, benchmark yields, interest rate yield curves, credit spreads, currency rates, quoted prices for similar securities and other market observable information, as applicable. The valuation models take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security or issuer-specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

The Company has processes designed to ensure that the values received or internally estimated are accurately recorded, that the data inputs and the valuation techniques utilized are appropriate and consistently applied and that the assumptions are reasonable and consistent with the objective of determining fair value. The Company assesses the reasonableness of individual security values received from valuation service providers through various analytical techniques. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from the Company's valuation service providers to other third-party valuation sources for selected securities. The Company also validates prices for selected securities obtained from brokers through reviews by members of management who have relevant expertise and who are independent of those charged with executing investing transactions.

The methodology above is relevant for all fixed maturity securities; following are discussions of certain procedures unique to specific classes of securities.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

FIXED MATURITY SECURITIES ISSUED BY GOVERNMENT ENTITIES

For most debt securities issued by government entities, the Company obtains fair value information from independent third-party valuation service providers, as quoted prices in active markets are generally only available for limited debt securities issued by government entities. The fair values received from these valuation service providers may be based on a market approach using matrix pricing, which considers a security's relationship to other securities for which a quoted price in an active market may be available, or alternatively based on an income approach, which uses valuation techniques to convert future cash flows to a single present value amount.

FIXED MATURITY SECURITIES ISSUED BY CORPORATE ENTITIES

For most debt securities issued by corporate entities, the Company obtains fair value information from third-party valuation service providers. For certain corporate debt securities, the Company obtains fair value information from brokers. For those corporate debt instruments (for example, private placements) that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

RMBS, CMBS AND CDOS

Third-party valuation service providers also provide fair value information for the majority of the Company's investments in RMBS, CMBS and CDOs. Where pricing is not available from valuation service providers, the Company obtains fair value information from brokers. Broker prices may be based on an income approach, which converts expected future cash flows to a single present value amount, with specific consideration of inputs relevant to structured securities, including ratings, collateral types, geographic concentrations, underlying loan vintages, loan delinquencies, and weighted average coupons and maturities. Broker prices may also be based on a market approach that considers recent transactions involving identical or similar securities. When the volume or level of market activity for an investment in RMBS, CMBS, CMBS and CDOs is limited, certain inputs used to determine fair value may not be observable in the market.

MAIDEN LANE II

The fixed maturity securities trading portfolio includes an interest in ML II. At inception, the Company's economic interest in ML II was valued at the transaction price of $31.7 million. Subsequently, the ML II interest is valued using a discounted cash flow methodology that uses the estimated future cash flows of the assets to which the ML II interest is entitled. The Company applies a model-determined market discount rate to its interest. This discount rate is calibrated to the change in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuation are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

The fair value methodology used assumes the underlying collateral in the ML II interest will continue to be held and generate cash flows into the foreseeable future and does not assume a current liquidation of the assets underlying the ML II interest. Other methodologies employed or assumptions made in determining fair value for this investment could result in amounts that differ significantly from the amounts reported.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

As of December 31, 2010, the Company expected to receive cash flows (undiscounted) in excess of the Company's initial investment, and any accrued interest, in the ML II interest over the remaining life of the investment after repayment of the first priority obligations owed to the Federal Reserve Bank of New York ("New York Fed"). The Company's cash flow methodology considers the capital structure of the collateral securities and their expected credit losses from the underlying asset pools. The fair value of the ML II interest is most affected by changes in the discount rates and changes in the underlying estimated future collateral cash flow assumptions used in the valuation model.

The LIBOR interest rate curve changes are determined based on observable prices, interpolated or extrapolated to derive a LIBOR for a specific maturity term as necessary. The spreads over LIBOR for the ML II interest (including collateral-specific credit and liquidity spreads) can change as a result of changes in market expectations about the future performance of these investments as well as changes in the risk premium that market participants would demand at the time of the transactions.

Changes in estimated future cash flows would primarily be the result of changes in expectations for defaults, recoveries and prepayments on underlying loans.

Changes in the discount rate or the estimated future cash flows used in the valuation would alter the Company's estimate of the fair value of the ML II interests as shown in the table below:

                                                           Fair Value
                                                             Change
                                                         ---------------
                                                          (In millions)
Year ended December 31, 2010

Discount Rates:
    200 basis point increase                                $     (5)
    200 basis point decrease                                       5
    400 basis point increase                                      (8)
    400 basis point decrease                                      11
Estimated Future Cash Flows:
    10% increase                                                  10
    10% decrease                                                 (10)
    20% increase                                                  19
    20% decrease                                                 (21)

The Company believes that the ranges of discount rates used in these analyses are reasonable on the basis of implied spread volatilities of similar collateral securities and implied volatilities of LIBOR interest rates. The ranges of estimated future cash flows were determined on the basis of variability in estimated future cash flows implied by cumulative loss estimates for similar instruments. Because of these factors, the fair values of the ML II interests are likely to vary, perhaps materially, from the amount estimated.

DERIVATIVE ASSETS AND LIABILITIES

Derivative assets and liabilities can be exchange-traded or traded over-the-counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as swaps and options, model inputs can generally be corroborated by observable market data, by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price may provide the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to the initial recognition, the Company updates valuation inputs only when corroborated by evidence such as similar market transactions, third party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

SHORT-TERM INVESTMENTS

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

SEPARATE ACCOUNT ASSETS

Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

EMBEDDED DERIVATIVES INCLUDED IN POLICYHOLDER CONTRACT DEPOSITS

The fair value of embedded derivatives contained in certain contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on the Company's historical experience.

Because of the dynamic and complex nature of the expected cash flows in the Company's variable annuity contracts, risk neutral valuations are used. Estimating the underlying cash flows for these products involves many estimates and judgments, including those regarding expected market rates of return, market volatility, correlations of market index returns to funds, fund performance, discount rates and policyholder behavior.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

The Company also incorporates its own risk of non-performance in the valuation of the embedded policy derivatives associated with variable annuity contracts. Historically, the expected cash flows were discounted using the interest rate swap curve ("swap curve"), which is commonly viewed as being consistent with the credit spreads for highly-rated financial institutions (S&P AA-rated or above). A swap curve shows the fixed-rate leg of a plain vanilla swap against the floating LIBOR leg of a related tenor. The swap curve was adjusted, as necessary, for anomalies between the swap curve and the treasury yield curve. During the fourth quarter of 2010, the Company revised the non-performance risk adjustment to reflect a market participant's view of the Company's claims-paying ability. As a result, in 2010 the Company incorporated an additional spread to the swap curve used to value embedded policy derivatives. Primarily as a result of this change, the fair value of the embedded derivative liabilities decreased by $13 million, which is partially offset by an increase of $6 million of DAC amortization.

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the levels of the inputs used:

                                                Level 1   Level 2   Level 3    Total
                                                -------   -------   -------   -------
                                                            (In millions)
December 31, 2010
Assets:
   Fixed maturity securities, available for
     sale:
     U.S. government securities and
       government sponsored entities            $    --   $     2   $    --   $     2
     Obligations of states, municipalities
       and political subdivisions                    --         1        --         1
     Foreign governments                             --        26        --        26
     Corporate debt                                  --     5,067        74     5,141
     Residential mortgage-backed securities          --       844       286     1,130
     Commercial mortgage-backed securities           --        83       202       285
     Collateralized debt obligations                 --       165       338       503
                                                -------   -------   -------   -------
   Total fixed maturity securities, available
     for sale                                        --     6,188       900     7,088
   Fixed maturity securities, trading                --        --        41        41
   Derivative assets                                  3        --        --         3
   Short-term investments (1)                       200     1,406        --     1,606
   Separate account assets                          680        --        --       680
                                                -------   -------   -------   -------
     Total                                      $   883   $ 7,594   $   941   $ 9,418
                                                =======   =======   =======   =======

Liabilities:
   Policyholder contract deposits (2)           $    --   $    --   $     9   $     9
                                                -------   -------   -------   -------
     Total                                      $    --   $    --   $     9   $     9
                                                =======   =======   =======   =======

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

                                                Level 1   Level 2   Level 3    Total
                                                -------   -------   -------   -------
                                                            (In millions)
December 31, 2009
Assets:
   Fixed maturity securities, available for
     sale:
     U.S. government securities and
       government sponsored entities            $    --   $     2   $    --   $     2
     Obligations of states, municipalities
       and political subdivisions                    --         6        --         6
     Foreign governments                             --         2        --         2
     Corporate debt                                  --     3,858       149     4,007
     Residential mortgage-backed securities          --     1,192       212     1,404
     Commercial mortgage-backed securities           --       146       141       287
     Collateralized debt obligations                 --       120       233       353
                                                -------   -------   -------   -------
   Total fixed maturity securities, available
     for sale                                        --     5,326       735     6,061
   Fixed maturity securities, trading                --        --        24        24
   Derivative assets                                  7        --        --         7
   Short-term investments (1)                       240     1,052        --     1,292
   Separate account assets                          632        --        --       632
                                                -------   -------   -------   -------
     Total                                      $   879   $ 6,378   $   759   $ 8,016
                                                =======   =======   =======   =======

Liabilities:
   Policyholder contract deposits (2)           $    --   $    --   $    25   $    25
                                                -------   -------   -------   -------
     Total                                      $    --   $    --   $    25   $    25
                                                =======   =======   =======   =======

(1) Amounts exclude short-term investments that are carried at cost, which approximate fair value of $238 million and $138 million at December 31, 2010 and 2009, respectively.

(2) Amount presented for policyholder contract deposits in the tables above differ from the amounts presented in the balance sheets as these tables only include the GMWB and GMAV embedded derivatives which are measured at estimated fair value on a recurring basis.

At December 31, 2010 and 2009, Level 3 assets were 8.8 percent and 8.2 percent of total assets and Level 3 liabilities were 0.1 percent and 0.3 percent of total liabilities, respectively.

TRANSFERS OF LEVEL 1 AND LEVEL 2 ASSETS AND LIABILITIES

The Company's policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had no significant transfers between Level 1 and Level 2 during the year ended December 31, 2010.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

CHANGES IN LEVEL 3 RECURRING FAIR VALUE MEASUREMENTS

The following tables present changes during the years ended December 31, 2010 and 2009 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in the statements of income (loss) during the years ended December 31, 2010 and 2009 related to the Level 3 assets and liabilities that remained in the balance sheets at December 31, 2010 and 2009:

                                             Net
                                           Realized
                                             and                                                          Changes in
                                          Unrealized                                                      Unrealized
                                            Gains                     Purchases,                            Gains
                                           (Losses)                     Sales,                           (Losses) on
                                           Included    Accumulated    Issuances                          Instruments
                               Balance -      in          Other          and                  Balance -    Held at
                               Beginning   Earnings   Comprehensive  Settlements,     Net      End of      End of
                               of Period      (1)     Income (Loss)      Net       Transfers   Period      Period
                               ---------  ----------  -------------  ------------  ---------  ---------  -----------
December 31, 2010
Assets:

 Fixed maturity securities,
   available for sale:
    Corporate debt              $   149    $     1      $     2        $   (21)     $   (57)   $    74     $    --
    Residential
      mortgage-backed
      securities                    212        (32)          63            (26)          69        286          --
    Commercial
      mortgage-backed
      securities                    141        (30)          86            (63)          68        202          --

    Collateralized debt
      obligations                   233        (14)          27            101           (9)       338          --
                                -------    -------      -------        -------      -------    -------     -------

  Total fixed maturity
    securities, available for
    sale                            735        (75)         178             (9)          71        900          --

  Fixed maturity securities,
    trading                          24         15           --              2           --         41          --
                                -------    -------      -------        -------      -------    -------     -------
Total                           $   759    $   (60)     $   178        $    (7)     $    71    $   941     $    --
                                =======    =======      =======        =======      =======    =======     =======

Liabilities:

  Policyholder contract
    deposits                    $    25    $   (16)     $    --        $    --      $    --    $     9     $    --
                                =======    =======      =======        =======      =======    =======     =======

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

                                             Net
                                           Realized                                                              Changes
                                             and                                                                   in
                                          Unrealized                                                           Unrealized
                                            Gains                        Purchases,                               Gains
                                           (Losses)                        Sales,                              (Losses) on
                             Balance -    Included      Accumulated      Issuances                             Instruments
                             Beginning       in            Other            and                    Balance -     Held at
                                of        Earnings     Comprehensive    Settlements,                End of         End
                              Period         (1)        Income (Loss)        Net       Transfers    Period      of Period
                             ---------    ----------   --------------   ------------   ---------   ---------   -----------
December 31, 2009
Assets:
 Fixed maturity
    securities,
    available for sale:
    Obligations of
      states,
      municipalities
      and political
      subdivisions           $      25     $     --       $     --        $    (25)    $     --           --    $     --
    Corporate debt                 145           (4)            45              29          (66)         149          --
    Residential
      mortgage-backed
      securities                   152          (50)            36              68            6          212          --
    Commercial
      mortgage-backed
      securities                    40          (17)            19              22           77          141          --
    Collateralized
      debt obligations             145            2             38              35           13          233          --
                             ---------     --------       --------        --------     --------     --------    --------
  Total fixed maturity
    securities,
    available for sale             507          (69)           138             129           30          735          --
  Fixed maturity
    securities, trading             25           (2)             1              --           --           24          --
                             ---------     --------       --------        --------     --------     --------    --------
Total                        $     532     $    (71)      $    139        $    129     $     30     $    759    $     --
                             =========     ========       ========        ========     ========     ========    ========

Liabilities:
  Policyholder
    contract deposits        $      92     $    (67)      $     --        $     --     $     --     $     25    $     --
                             =========     ========       ========        ========     ========     ========    ========

(1) Net realized and unrealized gains (losses) related to the Level 3 items shown above are reported in net realized investment loss in the statements of income (loss), except for fixed maturity securities, trading which are reported in net investment income in the statements of income (loss).

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2010 and 2009 may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

Changes in the fair value of separate account assets are completely offset in the statements of income (loss) and comprehensive income (loss) by changes in separate account liabilities, which are not carried at fair value and therefore not included in the tables above.

TRANSFERS OF LEVEL 3 ASSETS

The Company's policy is to transfer assets and liabilities into Level 3 when a significant input cannot be corroborated with market observable data. This may include circumstances in which market activity has dramatically decreased and transparency to underlying inputs cannot be observed, current prices are not available, and substantial price variances in quotations among market participants exist.

The following table provides the components of the transfers of Level 3 assets on a gross basis:

                                                                    Gross          Gross            Net
                                                                  Transfers      Transfers       Transfers
                                                                      in           (out)         in (out)
                                                                  ---------      ---------       ---------
                                                                               (In millions)
December 31, 2010

Assets:
    Corporate debt                                                $      45      $    (102)      $     (57)
    Residential mortgage-backed securities                              110            (41)             69
    Commercial mortgage-backed securities                                71             (3)             68
    Collateralized debt obligations                                      48            (57)             (9)
                                                                  ---------      ---------       ---------
Total assets                                                      $     274      $    (203)      $      71
                                                                  =========      =========       =========

During the year ended December 31, 2010, the Company transferred into Level 3 approximately $274 million of assets consisting of certain RMBS, CMBS, CDOs and private placement corporate debt. The transfers into Level 3 related to investments in RMBS, CMBS and CDOs were due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. Transfers into Level 3 for private placement corporate debt were primarily the result of the Company overriding third party matrix pricing information downward to better reflect the additional risk premium associated with those securities that the Company believes was not captured in the matrix

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant input(s) becoming observable, or when a long-term interest rate significant to a valuation becomes short-term and thus observable. During the year ended December 31, 2010, the Company transferred approximately $203 million of assets out of Level 3. These transfers out of Level 3 are related to investments in private placement corporate debt, RMBS, CMBS and CDOs. Transfers out of Level 3 for private placement corporate debt were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Transfers out of Level 3 for CDO investments backed by corporate credits were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Transfers out of Level 3 for the remaining CDO investments were primarily due to increased observations of market transactions and price information for those securities. Transfers out of Level 3 for RMBS and CMBS were primarily due to increased usage of pricing from valuation service providers that were reflective of market activity, where previously an internally adjusted price had been used.

4.3   FAIR VALUE MEASUREMENTS ON A NON-RECURRING BASIS

The Company also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include mortgage and other loans. The Company uses a variety of techniques to measure the fair value of these assets when appropriate, as described below.

MORTGAGE AND OTHER LOANS

When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed below for mortgage and other loans.

FAIR VALUE OPTION - FIXED MATURITY SECURITIES, TRADING

The Company may elect to measure at fair value financial instruments and certain other assets and liabilities that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are reported in earnings.

The Company has elected fair value accounting for its economic interest in ML
II. The Company recorded a gain of $16.5 million and losses of $0.8 million and $6.8 million in the years ended December 31, 2010, 2009 and 2008, respectively, to reflect the change in the fair value of ML II, which were reported as a component of net investment income in the statements of income (loss).

4.4   FAIR VALUE INFORMATION ABOUT FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR
      VALUE

Information regarding the estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts and lease contracts) is discussed below.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.4 FAIR VALUE INFORMATION ABOUT FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE (CONTINUED)

MORTGAGE AND OTHER LOANS RECEIVABLE

Fair values of mortgage loans were estimated for disclosure purposes using discounted cash flow calculations based upon discount rates the Company believes market participants would use in determining the price that they would pay for such assets. For certain loans, the Company's current incremental lending rates for similar type loans is used as the discount rate, as it is believed that this rate approximates the rate that market participants would use. Fair values of collateral, commercial and guaranteed loans were estimated principally by using independent pricing services, broker quotes and other independent information. The fair values of the policy loans were not estimated as the Company believes it would have to expend excessive costs for the benefits derived.

SHORT-TERM INVESTMENTS

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

POLICYHOLDER CONTRACT DEPOSITS ASSOCIATED WITH INVESTMENT-TYPE CONTRACTS

Fair value for policyholder contract deposits associated with investment-type contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

The following table presents the carrying value and estimated fair value of the Company's financial instruments:

                                                    2010                  2009
                                            -------------------   -------------------
                                            Carrying     Fair     Carrying     Fair
                                              Value      Value      Value      Value
                                            --------   --------   --------   --------
                                                            (In millions)
ASSETS:
     Fixed maturity securities, available
       for sale                             $  7,088   $  7,088   $  6,061      6,061
     Fixed maturity securities, trading           41         41         24         24
     Mortgage and other loans receivable         459        497        476        471
     Policy loans                                 16         16         20         20
     Derivative assets                             3          3          7          7
     Short-term investments                    1,844      1,844      1,430      1,430
     Accrued investment income                    72         72         58         58
     Separate account assets                     680        680        632        632

LIABILITIES:
     Policyholder contract deposits (1)     $  8,629   $  8,334   $  7,597      7,430

(1) Net embedded derivatives within liability host contracts are presented within policyholder contract deposits.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.    INVESTMENTS

5.1   FIXED MATURITY SECURITIES, AVAILABLE FOR SALE

The cost or amortized cost, gross unrealized gains and losses and estimated fair value of fixed maturity securities available for sale by major category follow:

                                                                                               Other-Than-
                                           Cost or        Gross       Gross                     Temporary
                                          Amortized    Unrealized   Unrealized       Fair      Impairments
                                             Cost         Gains       Losses         Value       in AOCI
                                          ---------    ----------   ----------    ----------   -----------
                                                                  (In millions)
December 31, 2010
U.S. government securities and
  government sponsored entities           $       2    $       --   $       --    $        2   $        --
Obligations of states, municipalities
  and political subdivisions                      1            --           --             1            --
Foreign governments                              25             1           --            26            --
Corporate debt                                4,856           329          (44)        5,141             1
Residential mortgage-backed securities        1,173            51          (94)        1,130           (22)
Commercial mortgage-backed securities           324             3          (42)          285            --
Collateralized debt obligations                 486            22           (5)          503            12
                                          ---------    ----------   ----------    ----------   -----------
  Total                                   $   6,867    $      406   $     (185)   $    7,088   $        (9)
                                          =========    ==========   ==========    ==========   ===========

                                                                                               Other-Than-
                                           Cost or       Gross        Gross                     Temporary
                                          Amortized    Unrealized   Unrealized       Fair      Impairments
                                            Cost         Gains        Losses         Value       in AOCI
                                          ---------    ----------   ----------    ----------   -----------
                                                                  (In millions)
December 31, 2009
U.S. government securities and
  government sponsored entities           $       2    $       --   $       --    $        2   $        --
Obligations of states, municipalities
  and political subdivisions                      6            --           --             6            --
Foreign governments                               2            --           --             2            --
Corporate debt                                3,859           210          (62)        4,007             2
Residential mortgage-backed securities        1,574            45         (215)        1,404           (50)
Commercial mortgage-backed securities           425             3         (141)          287           (10)
Collateralized debt obligations                 346            23          (16)          353            13
                                          ---------    ----------   ----------    ----------   -----------
  Total                                   $   6,214    $      281   $     (434)   $    6,061   $       (45)
                                          =========    ==========   ==========    ==========   ===========

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.1   FIXED MATURITY SECURITIES, AVAILABLE FOR SALE (CONTINUED)

The following tables summarize the Company's gross unrealized losses and estimated fair values on the Company's available for sale securities, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 and 2009:

                              Less than 12 Months        12 Months or More               Total
                            -----------------------   -----------------------   -----------------------
                                         Unrealized                Unrealized                Unrealized
December 31, 2010           Fair Value      Loss      Fair Value      Loss      Fair Value      Loss
-------------------------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (In millions)
Obligations of states,
   municipalities and
   political subdivisions   $        1   $       --   $       --   $       --   $        1   $       --
Corporate debt                     590           18          337           26          927           44
Residential
   mortgage-backed
   securities                       88            2          349           92          437           94
Commercial
   mortgage-backed
   securities                       38            3          182           39          220           42
Collateralized debt
   obligations                     118            2           32            3          150            5
                            ----------   ----------   ----------   ----------   ----------   ----------
Total                       $      835   $       25   $      900   $      160   $    1,735   $      185
                            ==========   ==========   ==========   ==========   ==========   ==========

                              Less than 12 Months        12 Months or More               Total
                            -----------------------   -----------------------   -----------------------
                                         Unrealized                Unrealized                Unrealized
December 31, 2009           Fair Value      Loss      Fair Value      Loss      Fair Value      Loss
-------------------------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (In millions)
Obligations of states,
   municipalities and
   political subdivisions   $        1   $       --   $       --   $       --   $        1   $       --
Corporate debt                   1,088           27          335           35        1,423           62
Residential
   mortgage-backed
   securities                      272          120          326           95          598          215
Commercial
   mortgage-backed
   securities                      214          139           16            2          230          141
Collateralized debt
   obligations                      38           12           59            4           97           16
                            ----------   ----------   ----------   ----------   ----------   ----------
Total                       $    1,613   $      298   $      736   $      136   $    2,349   $      434
                            ==========   ==========   ==========   ==========   ==========   ==========

As of December 31, 2010, the Company held 320 individual fixed maturity securities that were in an unrealized loss position, of which 176 individual securities were in a continuous unrealized loss position for longer than twelve months.

The Company did not recognize in earnings the unrealized losses on these fixed maturity securities at December 31, 2010 because management neither intends to sell the securities nor does it believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Furthermore, management expects to recover the entire amortized cost basis of these securities. In performing this evaluation, management considered the recovery periods for securities in previous periods of broad market declines. For fixed maturity securities with significant declines, management performed fundamental credit analysis on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other market available data.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.1   FIXED MATURITY SECURITIES, AVAILABLE FOR SALE (CONTINUED)

The amortized cost and estimated fair value of fixed maturity securities available for sale by contractual maturity as of December 31, 2010 were as follows:

                                                                   Cost or Amortized
                                                                          Cost            Fair Value
                                                                   -----------------      ----------
                                                                                (In millions)
Due in one year or less                                              $          99        $      103
Due after one year through five years                                        1,511             1,587
Due after five years through ten years                                       3,014             3,194
Due after ten years                                                            260               286
Mortgage-backed, asset-backed and collateralized securities                  1,983             1,918
                                                                     -------------        ----------
  Total fixed maturity securities, available for sale                $       6,867        $    7,088
                                                                     =============        ==========

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity.

At December 31, 2010, the Company's investments included five investments in a single entity that exceeded 10% of the Company's shareholder's equity. The investments included one short-term money market pool and four U.S. Treasury Bills. At December 31, 2009, the Company's investments included four investments in a single entity that exceeded 10% of the Company's shareholder's equity. These investments included a short-term money market pool, a U.S. government bond, a money market investment and an ABS.

At December 31, 2010, $0.6 million of fixed maturity securities, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

At December 31, 2010, fixed maturity securities included $399 million of securities not rated investment grade.

At December 31, 2010, the carrying value, which approximates its estimated fair value, of all investments in default as to the payment of principal or interest totaled $15 million.

5.2   FIXED MATURITY SECURITIES, TRADING

On December 12, 2008, the Company and certain other wholly owned U.S. life insurance company subsidiaries of American International Group sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of RMBS. In exchange for the RMBS, the life insurance companies received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price of $1.0 billion plus a participation in the residual, each of which is subordinated to the repayment of a loan from the New York Fed to ML II.

Neither American International Group nor the Company have any control rights over ML II. The Company has determined that ML II is a variable interest entity ("VIE") and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 4 herein for further discussion of the Company's fair value methodology and the valuation of ML II.

A net unrealized gain of $16.5 million in the year ended December 31, 2010 and net unrealized losses of $0.8 million and $6.8 million in the years ended December 31, 2009 and 2008, respectively, were included in the statements of income (loss) from fixed maturity securities classified as trading securities. See Note 7 herein for additional information regarding the Securities Lending Program and the sale of the RMBS to ML II.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.3   MORTGAGE AND OTHER LOANS RECEIVABLE

At December 31, 2010, the mortgage and other loans receivable balance was comprised of direct commercial mortgage loans of $484.5 million, other loans of $0.8 million and an offsetting valuation allowance of $25.9 million. At December 31, 2009, the mortgage and other loans receivable balance was comprised of direct commercial mortgage loans of $479.6 million, other loans of $4.9 million and an offsetting valuation allowance of $8.1 million.

At December 31, 2010 and 2009, the direct commercial mortgage loan portfolio was comprised of only U.S. loans. Over 97 percent and 100 percent of the commercial mortgages were current as to payments of principal and interest at December 31, 2010 and 2009, respectively.

                     Number                                                                                    Percent
                       of                                                         Multi-   Mobile                of
      State          Loans    Amount *   Office   Retail   Industrial    Hotel    Family    Homes     Other     Total
------------------   ------   --------   ------   ------   ----------   -------   ------   ------    -------   -------
                                                         (Dollars in millions)
December 31, 2010
  California             12   $    127   $   78   $   --   $       19   $    20   $    9   $    1    $    --     26.19
  Florida                 9         50       --       19           16        --       --        9          6     10.31
  New Jersey              5         44       11        9           --        --       17        7         --      9.07
  Texas                   7         39        4       10           24        --       --        1         --      8.04
  New York                4         36       15        3           --        --       18       --         --      7.42
  All other states       46        189       55       35           40        --       23       26         10     38.97
                     ------   --------   ------   ------   ----------   -------   ------   ------    -------   -------
  Total                  83   $    485   $  163   $   76   $       99   $    20   $   67   $   44    $    16    100.00
                     ======   ========   ======   ======   ==========   =======   ======   ======    =======   =======

                      Number                                                                        Percent
                        of                                               Multi-   Mobile              of
      State           Loans    Amount *   Office   Retail   Industrial   Family    Homes   Other     Total
-------------------   ------   --------   ------   ------   ----------   ------   ------   -----    -------
                                                    (Dollars in millions)
December 31, 2009
   California             11   $    109   $   80   $   --   $       19   $    9        1   $  --      22.71
   Florida                 9         51       --       20           16       --        9       6      10.63
   New Jersey              5         44       11        9           --       17        7      --       9.17
   Texas                   7         40        4       10           25       --        1      --       8.33
   New York                4         36       15        3           --       18       --      --       7.50
   All other states       50        200       59       39           41       24       27      10      41.66
                      ------   --------   ------   ------   ----------   ------   ------   -----    -------
   Total                  86   $    480   $  169   $   81   $      101   $   68   $   45   $  16     100.00
                      ======   ========   ======   ======   ==========   ======   ======   =====    =======

*     Excludes portfolio valuation allowance and other loans receivable

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.3  MORTGAGE AND OTHER LOANS RECEIVABLE (CONTINUED)

The following table presents a rollforward of the changes in the allowance for mortgage loans and other loans receivable:

                                            2010             2009
                                       -------------    -------------
                                                (In millions)
Allowance, beginning of year           $           8    $          --
  Loans charged off                               (1)              --
  Provisions for loan losses                      19                8
                                       -------------    -------------
Allowance, end of year                 $          26    $           8
                                       =============    =============

The Company did not have any mortgage and other loans receivable valuation allowance activity during the year ended December 31, 2008.

The Company did not impair any mortgage and other loans receivable during the years ended December 31, 2010 and 2009.

5.4  INVESTMENT INCOME

Investment income by type of investment was as follows for the years ended December 31:

                                       2010      2009      2008
                                     --------  --------  --------
                                             (In millions)
Fixed maturity securities            $    437  $    322  $    269
Mortgage and other loans receivable        28        29        29
Policy loans                                2         2         2
Short-term investments                      3         4        29
                                     --------  --------  --------
  Total investment income                 470       357       329
Less: investment expenses                  (6)       (4)       (3)
                                     --------  --------  --------
  Net investment income              $    464  $    353  $    326
                                     ========  ========  ========

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.5  NET REALIZED INVESTMENT GAIN (LOSS)

Realized gains (losses) by type of investment were as follows for the years ended December 31:

                                                            2010      2009      2008
                                                          --------  --------  --------
                                                                 (In millions)
Sales of fixed maturities:
  Gross gains                                             $     17  $     28  $    332
  Gross losses                                                  (3)       (2)     (419)
Derivative assets and liabilities:
  Gross gains                                                   30        15        52
  Gross losses                                                 (32)      (59)       (6)
Embedded Derivatives                                            15        67       (89)
Securities lending collateral, including
  other-than-temporary impairments                              14        (2)     (140)
Other-than-temporary impairments:
  Total other-than-temporary impairments on available
    for sale securities                                        (63)     (181)   (1,292)
  Portion of other-than-temporary impairments on
    available for sale fixed maturity securities
    recognized in accumulated other comprehensive
    income (loss)                                              (20)       18        --
                                                          --------  --------  --------

Net other-than-temporary impairments on available for
  sale securities recognized in net income (loss)              (83)     (163)   (1,292)
Other-than-temporary impairments on all other
  investments                                                  (17)       (8)       --
                                                          --------  --------  --------
Net realized investment loss                              $    (59) $   (124) $ (1,562)
                                                          ========  ========  ========

The following table presents a rollforward of the credit impairments recognized in earnings for available for sale fixed maturity securities held by the
Company:

                                                                 Twelve Months Ended   Nine Months Ended
                                                                  December 31, 2010    December 31, 2009
                                                                 -------------------  -------------------
                                                                               (In millions)
Balance, beginning of period                                     $              (341)                (307)
  Increases due to:
     Credit impairments on new securities subject to
       impairment losses                                                         (22)                  (2)
     Additional credit impairments on previously impaired
       securities                                                                (61)                 (67)
  Reductions due to:
     Credit impaired securities fully disposed for which
       there was no prior intent or requirement to sell                           48                   29
     Accretion on securities previously impaired due to credit                     6                    6
     Other                                                                        25                   --
                                                                 -------------------  -------------------
     Balance, end of year                                        $              (345)                (341)
                                                                 ===================  ===================

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

6.   DERIVATIVE FINANCIAL INSTRUMENTS

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk and equity market risk. See Notes 3 and 4 for further discussion on derivative financial instruments.

The following table presents the notional amount and gross fair value of derivative financial instruments, by their underlying risk exposure, excluding embedded derivatives, held at:

                                                        Derivative Assets        Derivative Liabilities
                                                   --------------------------  --------------------------
                                                     Notional     Fair value     Notional     Fair value
                                                    Amount (1)        (2)       Amount (1)       (2)
                                                   ------------  ------------  ------------  ------------
                                                                       (In millions)
December 31, 2010
Derivatives not designated as hedging
  instruments:
  Interest rate contracts                          $         49  $          1  $         --  $         --
  Equity contracts                                           94             2            --            --
  Other contracts                                            --            --           428             9
                                                   ------------  ------------  ------------  ------------
Total derivative not designated as hedging
  instruments                                      $        143             3  $        428             9
                                                   ============                ============
Less: Bifurcated embedded derivatives (3)                                  --                          (9)
                                                                 ------------                ------------
Total derivatives on balance sheets                              $          3                $         --
                                                                 ============                ============

                                                        Derivative Assets        Derivative Liabilities
                                                   --------------------------  --------------------------
                                                     Notional     Fair value     Notional     Fair value
                                                    Amount (1)       (2)        Amount (1)        (2)
                                                   ------------  ------------  ------------  ------------
                                                                       (In millions)
December 31, 2009
Derivatives not designated as hedging
  instruments:
  Interest rate contracts                          $         21  $          1  $         --  $         --
  Equity contracts                                          121             6            --            --
  Other contracts                                            --            --           392            25
                                                   ------------  ------------  ------------  ------------
Total derivatives not designated as hedging
  instruments                                      $        142             7           392            25
                                                   ============                ============
Less: Bifurcated embedded derivatives (3)                                  --                         (25)
                                                                 ------------                ------------
Total derivatives on balance sheets                              $          7                $         --
                                                                 ============                ============

(1) Notional or contractual amounts of derivative financial instruments represent a standard of measurement of the volume of derivatives. Notional amount is not a quantification of market risk or credit risk and is not recorded on the balance sheets. Notional amounts generally represent the amounts used to calculate contractual cash flows to be exchanged and are only paid or received for certain contracts, such as currency swaps.

(2) See Note 4 for additional information regarding the Company's fair value measurement of derivative instruments.

(3) Embedded derivatives related to living benefits are recorded within policyholder contract deposits in the Company's balance sheets.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

6.   DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The Company has taken positions in certain derivative financial instruments in order to mitigate the impact of changes in interest rates or equity markets on cash flows or certain policyholder liabilities. Financial instruments used by the Company for such purposes include index options (long and short positions) and futures contracts (short positions on U.S. treasury notes and U.S. long bonds). All derivative instruments are recognized in the financial statements. The Company has determined that its derivative financial instruments do not qualify for hedge accounting and as a result, all of the Company's derivatives are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses.

Index options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company has purchased cash settled put and call options on the S&P 500 index to offset the risk of certain guarantees of annuity policy values.

Futures contracts are agreements between two parties that commit one party to purchase and the other to sell a particular commodity or financial instrument at a price determined on the final settlement day of the contract. Futures contracts detail the quality and quantity of the underlying asset; they are standardized to facilitate trading on a futures exchange. Some futures contracts may call for physical delivery of the asset, while others are settled in cash. The Company uses futures contracts on U.S. treasury notes, U.S. treasury bonds to offset the risk of certain guarantees on annuity policy values.

The Company recorded the following change in value of its derivative financial instruments, including periodic net coupon settlements, change in value of its embedded derivatives and gains and losses on sales of derivatives, in net realized investment loss in the statements of income (loss):

                                                      2010      2009
                                                    --------  --------
                                                       (In millions)
Derivatives not designated as hedging instruments:
  Interest rate contracts                           $     --  $     (9)
  Equity contracts                                        (2)      (35)
                                                    --------  --------
Total derivatives not designated as hedging               (2)      (44)
  instruments
Embedded derivatives                                      15        67
                                                    --------  --------
Total derivative instruments                         $    13  $     23
                                                    ========  ========

The Company issues certain variable annuity products which contain guaranteed provisions that are considered embedded derivatives. The fair value of these embedded derivatives is reflected in policyholder contract deposits on the balance sheet. The changes in fair value of the embedded derivatives are reported in net realized investment losses in the statement of income (loss).

The Company is exposed to potential credit-related losses in the event of nonperformance by counterparties to financial instruments. The credit exposure of the Company's derivative financial instruments is limited to the fair value of contracts that are favorable to the Company at the reporting date.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

7.   SECURITIES LENDING PROGRAM

SECURITIES LENDING

The Company and certain other wholly owned U.S. insurance company subsidiaries of American International Group historically participated in American International Group's U.S. securities lending program (the "Securities Lending Program"), which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the domestic insurance company participants (collectively, "the Participants").

During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than secured borrowings.

On December 12, 2008, the Securities Lending Program was terminated, following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions. Prior to the termination of the Securities Lending Program, the Participants recognized realized capital losses on other-than-temporary impairments and sales of the long-term investments. American International Group made capital contributions to the Participants, which were funded directly to the Securities Lending Program's collateral account, and which largely offset the obligations of the Participants to contribute to the collateral account their pro rata share of any investment losses incurred.

The Company recorded the following amounts in 2008 related to the Securities Lending Program:

                                                                  (In millions)
                                                                  -------------
Realized losses on securities lending collateral:
  Net realized losses on RMBS sold to ML II                       $         (69)
  Net realized losses on all other asset sales                              (70)
  Realized losses due to other-than-temporary declines in value            (514)
                                                                  -------------
     Total                                                        $        (653)
                                                                  =============
Net realized losses related to lent securities with insufficient collateral:
  Deemed sales of lent securities                                 $         (26)
  Forward purchase commitments                                              (35)
                                                                  -------------
     Total                                                        $         (61)
                                                                  =============

On September 19, 2008, a proceeding was commenced pursuant to the provisions of the Securities Investor Protection Act of 1970 ("SIPA") with respect to Lehman Brothers Inc. ("Lehman") and a trustee was appointed to administer the Lehman estate. On that date, securities owned by the Company and certain other Participants (collectively, the "Affected Participants") were on loan to Lehman under a master securities lending agreement (the "MSLA"). The commencement of this SIPA proceeding constituted an event of default under the MSLA, and the lent securities were not returned by Lehman. The Affected Participants reported the lent securities that were not returned by Lehman as sales. As a result of the default, the Affected Participants exercised their remedies under the MSLA to apply collateral held against the amounts owed by Lehman. The remaining collateral held with respect to securities loaned to Lehman was distributed in cash to the Affected Participants on December 30, 2008 and was reflected in other liabilities at December 31, 2009 and 2008. In 2010, a settlement with the Lehman estate was reached, and the settlement was funded on September 10, 2010. The Company recognized a realized gain in 2010 of $14 million as an adjustment to the estimated losses previously recorded on the sale treatment of the lent securities.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

7.   SECURITIES LENDING PROGRAM (CONTINUED)

MAIDEN LANE II

On December 12, 2008, in conjunction with the termination of the Securities Lending Program, American International Group, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II, a Delaware limited liability company whose sole member is the New York Fed. Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion par amount of RMBS held in the Securities Lending Program's collateral account. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price, as described below. The total purchase price was based on the fair value of the RMBS as of October 31, 2008, and the Participants recognized a realized loss of $2.2 billion on the transaction. The amount of the initial payment and the deferred contingent portions of the total purchase price were allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008.

Pursuant to a credit agreement, the New York Fed, as senior lender, made a loan to ML II ("the ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month LIBOR plus 1.0 percent and has a stated six-year term, subject to extension by the New York Fed at its sole discretion. After the Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. Upon payment in full of the ML II Senior Loan and the accrued distributions on the Participants' fixed portion of the deferred contingent purchase price, all remaining amounts received by ML II will be paid five-sixths to the New York Fed as contingent interest and one-sixth to the Participants as remaining deferred contingent purchase price. The New York Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the New York Fed has any interest in the Senior Loan.

8.   DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

The following table summarizes the activity in deferred acquisition costs:

                                                        Years ended December 31,
                                                      ----------------------------
                                                           2010      2009 Restated
                                                      -------------  -------------
                                                             (In millions)
Balance at beginning of year                          $         407  $         391
Deferrals                                                        66             95
Accretion of interest/amortization                              (55)           (36)
Effect of net unrealized gain/loss on securities (1)           (118)            53
Effect of realized (gains) losses on securities (2)              18            (86)
Effect of unlocking assumptions used in estimating
  future gross profits (3)                                       --            (10)
                                                      -------------  -------------
Balance at end of year                                $         318  $         407
                                                      =============  =============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

8.   DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS
     (CONTINUED)

(1) In 2009, includes an increase of $92.9 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

(2) In 2009, includes a decrease of $95.3 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

(3) The Company adjusts amortization of deferred acquisition costs when the assumptions underlying the estimates of current or future gross profits to be realized are revised. The Company reviews the assumptions at least annually. The 2009 amount was primarily the result of reductions in the long-term growth rate assumptions and deteriorating equity market conditions early in the year. In the first quarter of 2009, the long-term separate account growth rate assumption was reduced to 7.5 percent from 10 percent.

The Company defers enhanced crediting rates or bonus payments to contract holders on certain of its products. The following table summarizes the activity in these deferred expenses:

                                                        Years ended December 31,
                                                      ----------------------------
                                                           2010      2009 Restated
                                                      -------------  -------------
                                                             (In millions)
Balance at beginning of year                          $         120  $         111
Deferrals                                                        24             17
Accretion of interest/amortization                              (22)            (1)
Effect of net unrealized gain/loss on securities (1)            (38)            21
Effect of realized (gains) losses on securities (2)               9            (28)
                                                      -------------  -------------
Balance at end of year                                $          93  $         120
                                                      =============  =============

(1) In 2009, includes an increase of $29.8 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

(2) In 2009, includes a decrease of $30.2 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

9.   POLICYHOLDER CONTRACT DEPOSITS AND FUTURE POLICY BENEFITS

Future policy benefits and policyholder contract deposit liabilities were as follows at December 31:

                                           2010            2009
                                       -------------  -------------
                                               (In millions)
Policyholder contract deposits:
  Annuities                            $       8,454  $       7,414
  Universal life                                 175            183
                                       -------------  -------------
                                       $       8,629  $       7,597
                                       =============  =============
Future policy benefits:
  Annuities                            $           6  $           7
                                       =============  =============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

9.   POLICYHOLDER CONTRACT DEPOSITS AND FUTURE POLICY BENEFITS (CONTINUED)

Details concerning the Company's guaranteed benefit exposures are as follows:

                                                                                  Highest Specified
                                                                                     Anniversary
                                                                                    Account Value
                                                                                        Minus
                                                                 Return of Net    Withdrawals Post
                                                                   Deposits          Anniversary
                                                               -----------------  -----------------
                                                                       (Dollars in millions)
AT DECEMBER 31, 2010
In the event of death (GMDB):
  Account value                                                $             195  $             620
  Net amount at risk (a)                                                       7                 50
  Average attained age of contract holders                                    67                 66
  Range of guaranteed minimum return rates                                     0%                 0%

Accumulation at specified date (GMAV):
  Account value                                                $              60
  Net amount at risk (b)                                                       2
  Weighted average period remaining until guaranteed payment           5.3 Years

Accumulation at specified date (GMWB):
  Account value                                                $             392
  Net amount at risk (c)                                                      33
  Weighted average period remaining until guaranteed payment            19 Years

                                                                                  Highest Specified
                                                                                     Anniversary
                                                                                    Account Value
                                                                                        Minus
                                                                 Return of Net     Withdrawals Post
                                                                   Deposits          Anniversary
                                                               -----------------  -----------------
                                                                       (Dollars in millions)
AT DECEMBER 31, 2009
In the event of death (GMDB):
  Account value                                                $             160  $             593
  Net amount at risk (a)                                                      17                 93
  Average attained age of contract holders                                    66                 65
  Range of guaranteed minimum return rates                                     0%                 0%

Accumulation at specified date (GMAV):
  Account value                                                $              60
  Net amount at risk (b)                                                       4
  Weighted average period remaining until guaranteed payment           6.3 Years

Accumulation at specified date (GMWB):
  Account value                                                $             314
  Net amount at risk (c)                                                      49
  Weighted average period remaining until guaranteed payment          18.4 Years

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

9.   POLICYHOLDER CONTRACT DEPOSITS AND FUTURE POLICY BENEFITS (CONTINUED)

(a) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value, if all contract holders died at the same balance sheet date.

(b) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value, if all contract holders reached the specified date at the same balance sheet date.

(c) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders exercise the maximum withdrawal benefits at the same balance sheet date. If no withdrawals have been made for those policies with a waiting period, the contract holder will realize an increase in the benefit base after all other amounts guaranteed under this benefit have been paid. This increase in the benefit base increases the net amount at risk by $5.1 million and $6.6 million as of December 31, 2010 and 2009, respectively and is payable no sooner than 10 years from the end of the waiting period.

The following summarizes the activity in future policy benefits:

                                Years ended December 31,
                                ------------------------
                                    2010         2009
                                -----------  -----------
                                      (In millions)
Balance at beginning of year    $         7  $         6
  Guaranteed benefits incurred           --            3
  Guaranteed benefits paid               (1)          (2)
                                -----------  -----------
Balance at end of year          $         6  $         7
                                ===========  ===========

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2010 and 2009:

     - Data used was 50 stochastically generated investment performance scenarios.

     - Mean investment performance assumption was 7.5 percent in 2010 and 2009, respectively.

     -    Volatility assumption was 16 percent.

     - Mortality was assumed to be 50 percent Male and 80 percent Female of the 1994 Variable Annuity MGDB table.

     - Lapse rates vary by contract type and duration and range from 0 percent to 40 percent.

     -    The discount rate was approximately 8 percent.

In the first quarter of 2009, the Company recorded an increase in the liability for future policy benefits of $1.4 million due to the unlocking of key assumptions.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

10.  REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to contract holders. The Company could become liable for all obligations of the reinsured policies if the reinsurers were to become unable to meet the obligations assumed under the respective reinsurance agreements. The Company monitors its credit exposure with respect to these agreements. However, due to the high credit ratings of the reinsurers, such risks are considered to be minimal. The Company has no reinsurance recoverable or related concentration of credit risk greater than 10 percent of shareholder's equity.

The Company has a reinsurance treaty that limits its universal life risk on any one insured life to $100,000. Universal life insurance fees are presented net of reinsurance premiums of $6.2 million, $6.4 million and $6.5 million in 2010, 2009 and 2008, respectively. Reinsurance recoveries recognized as a reduction of claims on universal life insurance contracts amounted to $10.0 million, $4.1 million and $4.6 million in 2010, 2009 and 2008, respectively.

11.  COMMITMENTS AND CONTINGENT LIABILITIES

All 50 states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable, can be reasonably estimated and when the event obligating us to pay has occurred. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

The Company accrued $53.6 million and $2.2 million for these guarantee fund assessments at December 31, 2010, and 2009, respectively, which is reported within Other liabilities in the accompanying balance sheets.

The Company had $1.3 million in commitments relating to mortgage loans at December 31, 2010.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquires involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Various lawsuits against the Company have arisen in the ordinary course of business. Except as noted above, contingent liabilities arising from litigation, income taxes and regulatory and other matters are not considered material in relation to the financial position, results of operations or cash flows of the Company.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

12.  SHAREHOLDER'S EQUITY

Capital contributions received by the Company were as follows:

                                             Years ended December 31,
                                           ----------------------------
                                             2010      2009      2008
                                           --------  --------  --------
                                                   (In millions)
Cash from Parent                           $     --  $    150  $    220
Contributions related to Securities
   Lending Program (see Note 7)                  --        --       548
                                           --------  --------  --------
   Total cash contributions                      --       150       768
Contributions of securities at fair value        --       131       444
                                           --------  --------  --------
     Total capital contributions           $     --  $    281  $  1,212
                                           ========  ========  ========

The components of accumulated other comprehensive income (loss) are as follows:

                                                             2010      2009
                                                           --------  --------
                                                              (In millions)
Fixed maturity and equity securities, available for sale:
  Gross unrealized gains                                   $    406  $    281
  Gross unrealized losses                                      (185)     (434)
Adjustment to DAC and deferred sales inducements                (81)       75
Deferred federal and state income tax (expense) benefit         (55)       31
                                                           --------  --------
  Accumulated other comprehensive income (loss) (1)        $     85  $    (47)
                                                           ========  ========

(1) The 2009 amount includes a decrease of $209.0 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard. See Note 3.14 for additional disclosures on this new standard.

Dividends that the Company may pay to the Parent in any year without prior approval of the New York Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders by life insurance companies domiciled in the State of New York without obtaining the approval of the Superintendent of Insurance is limited to the lesser of either 10 percent of preceding year's statutory surplus or the Company's preceding year's net gain from operations, if, after paying the dividend, the Company's capital and surplus would be adequate in the opinion of the New York Department of Insurance. The maximum amount of dividends that can be paid by the Company to its shareholder in 2011 without prior approval from the New York Department of Insurance is $45.6 million.

The Company is required to file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, excluding certain assets from statutory admitted assets and valuing investments and establishing deferred taxes on a different basis.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

12.  SHAREHOLDER'S EQUITY (CONTINUED)

The Company has one permitted practice at December 31, 2010. In 2010, the Company received permission from the New York Department of Insurance to restate the statutory gross paid-in and contributed statutory surplus and the unassigned funds components of its statutory surplus at September 30, 2010, similar to the restatement of statutory surplus balances that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization. This statutory restatement resulted in an increase in statutory unassigned funds and a corresponding decrease in statutory gross paid in and contributed statutory surplus for an amount equal to the contributions received from American International Group and other 2008 contributions indirectly received from American International Group of $812.0 million that offset the Company's losses incurred as a result of its participation in the Securities Lending Program (see Note 7). The permitted practice had no impact on either the Company's net income or total statutory surplus or impact on these financial statements. In addition, there was no impact on the Company's risk-based capital results.

Statutory net income (loss) and capital and surplus of the Company at December 31 were as follows:

                                      2010      2009 Restated  2008 Restated
                                 -------------  -------------  -------------
                                                (In millions)
Statutory net income (loss)      $         (35) $          43  $          (1)
Statutory capital and surplus    $         746  $         776  $         547

13.  INCOME TAXES

13.1 INCOME TAX EXPENSE (BENEFIT)

The components of the provisions for income taxes on pretax income consist of the following:

                                                    Years ended December 31,
                                                 ------------------------------
                                                              2009       2008
                                                   2010     Restated   Restated
                                                 --------   --------   --------
                                                          (In millions)
Current                                          $     --   $    (63)  $     (5)
Deferred                                              (90)        45         20
                                                 --------   --------   --------
Total income tax expense (benefit)               $    (90)  $    (18)  $     15
                                                 ========   ========   ========

The U.S. federal statutory income tax rate is 35 percent for 2010, 2009 and 2008. Actual tax expense on income differs from the "expected" amount computed by applying the federal income tax rate because of the following:

                                                    Years ended December 31,
                                                 ------------------------------
                                                              2009       2008
                                                   2010     Restated   Restated
                                                 --------   --------   --------
                                                          (In millions)
U.S. federal income tax expense (benefit) at
  statutory rate                                 $      5   $    (20)  $   (486)
Adjustments:
     Valuation allowance                              (96)         8        564
     State income taxes (net of federal benefit)        2         (4)       (63)
     Dividends received deduction                      (1)        (1)        (1)
     Other, net                                        --         (1)         1
                                                 --------   --------   --------
  Total income tax expense (benefit)             $    (90)  $    (18)  $     15
                                                 ========   ========   ========

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.2 DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the net deferred tax assets and liabilities at December 31 are as follows:

                                                                          2009
                                                                2010    Restated
                                                              --------  --------
                                                                (In millions)
Deferred Tax Liabilities:
  Deferred acquisition costs and deferred sales inducements   $   (142) $   (130)
  Net unrealized gain on debt and equity securities
     available for sale                                            (55)       --
  Other assets                                                      (1)       --
                                                              --------  --------
     Total deferred tax liabilities                               (198)     (130)
                                                              --------  --------
Deferred Tax Assets:
  Capital loss carryforward - Federal                              255       238
  Investments                                                      127       159
  Contract holder reserves                                          45        45
  Net unrealized loss on debt and equity securities
     available for sale                                             --        31
  Guaranty association dues                                         19         1
  State deferred tax asset                                          61        57
                                                              --------  --------
     Deferred tax assets                                           507       531
  Valuation allowance                                             (347)     (443)
                                                              --------  --------
     Total deferred tax assets                                     160        88
                                                              --------  --------
  Net deferred tax liability                                  $    (38) $    (42)
                                                              ========  ========

The following table presents tax losses and credits carryforwards as of December 31, 2010 on a tax return basis:

                                                                              Tax
                                                     Gross                  Effected          Expiration Periods
                                            ----------------------  ----------------------  ----------------------
                                                             (In millions)
Federal capital loss carryforwards          $                  727  $                  255    5 years 2013-2015
State capital loss carryforwards                               771                      55    5 years 2011-2015
State net operating loss carryforwards                         265                      19  20 years 2028 -- 2030
                                            ----------------------  ----------------------
Total tax losses and credits carryforwards  $                1,763  $                  329
                                            ======================  ======================

The Company has recorded a full valuation allowance against tax carryforwards described in the above table.

The Company is included in the consolidated federal income tax return of its ultimate parent, American International Group. Under the tax sharing agreement with American International Group, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company will recognize tax benefits based upon the amount of the deduction and credits utilized in the consolidated federal income tax return.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.2 DEFERRED INCOME TAXES (CONTINUED)

In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset of $507 million and concluded a $347 million valuation allowance was required to reduce the deferred tax asset at December 31, 2010 to an amount the Company believes is more likely than not to be realized.

When making its assessment, the Company considered all available evidence, including the impact of being included in the consolidated federal tax return of American International Group, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on securities lending program, because the Company and American International Group entered into transactions with the New York Fed to limit exposure to future losses. The Company also considered the taxable income from sales of businesses under the asset disposition plan of American International Group, the continuing earnings strength of the businesses American International Group intends to retain and American International Group recently announced debt and preferred stock transactions with the New York Fed and United States Treasury, respectively, together with other actions American International Group is taking, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustment, either positive or negative, could be material to the Company's financial condition or it results of operations for an individual period.

In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by Internal Revenue Service ("IRS") Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct or indirect owner of more than 50 percent interest in the loss company.

13.3 ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

                                                          2010      2009
                                                        --------  --------
                                                          (In millions)
Gross unrecognized tax benefits at beginning of period  $    0.2  $    0.2
Increases in tax positions for prior years                   9.8        --
                                                        --------  --------
Gross unrecognized tax benefits at end of period        $   10.0  $    0.2
                                                        ========  ========

The Company continually evaluates proposed adjustments by taxing authorities. At December 31, 2010, such proposed adjustments would not result in a material change to the Company's financial condition. Although it is reasonably possible that a significant change in the balance of unrecognized tax benefits may occur within the next twelve months, at this time, it is not possible to estimate the range of the change due to the uncertainty of the potential outcomes.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.3 ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES (CONTINUED)

At December 31, 2010 and 2009, the Company's unrecognized tax benefits, excluding interest and penalties, were $10.0 and $0.2 million, respectively. As of December 31, 2010 and 2009, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $10.0 and $0.2 million, respectively.

Interest and penalties, if any, related to unrecognized tax benefits are recognized as a component of income tax expense. At December 31, 2010 the Company had a payable of $0.7 million and in 2009, the Company had a receivable of $0.5 million, related to interest (net of federal tax). For the year ended December 31, 2010 and 2008, the Company had recognized an expense of $1 million and $0.1 million, respectively, of interest (net of federal tax) in the statements of income (loss). For the year ended December 31, 2009, the Company had no related interest income or expense (net of federal tax) recognized in the statements of income (loss).

13.4 TAX EXAMINATIONS

The Company is currently under audit by the IRS for calendar year 2004-2005. All years prior to 2004 are no longer subject to audit. The Company believes that any ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements.

14.  RELATED PARTY TRANSACTIONS

14.1 EVENTS RELATED TO AMERICAN INTERNATIONAL GROUP

On September 30, 2010, American International Group entered into an agreement-in-principle with the U.S. Department of the Treasury (the "Department of the Treasury"), the New York Fed, and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), for a series of integrated transactions to recapitalize American International Group (the "Recapitalization"). American International Group completed the Recapitalization on January 14, 2011. See Note 16 for more information regarding the Recapitalization.

Additional information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding American International Group as described herein is qualified by regulatory filings American International Group files from time to time with the SEC.

14.2 OTHER RELATED PARTY TRANSACTIONS

On January 20, 2004, the Company entered into a short-term financing arrangement with the Parent whereby the Company has the right to borrow up to $15.0 million from the Parent and vice versa. Any advances made under this arrangement must be repaid within 30 days. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

On June 1, 2009, the Company amended and restated a short-term financing arrangement with SunAmerica Annuity and Life Assurance Company ("SAAL"), dated February 15, 2004, whereby the Company has the right to borrow up to $15.0 million from SAAL. This arrangement was amended and restated solely for the purpose of reflecting the name change of AIG SunAmerica Life Assurance Company to SAAL. All terms and conditions set forth in the original arrangement remain in effect. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

On February 15, 2004, the Company entered into a short-term financing arrangement with SAAL whereby SAAL has the right to borrow up to $15.0 million from the Company. Any advances made under this arrangement must be repaid within 30 days. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

14.2 OTHER RELATED PARTY TRANSACTIONS (CONTINUED)

On February 15, 2004, the Company entered into a short-term financing arrangement with SunAmerica Investments, Inc. ("SAII") whereby the Company has the right to borrow up to $15.0 million from SAII. Any advances made under this arrangement must be repaid within 30 days. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

The Company pays commissions, including support fees to defray marketing and training costs, to four affiliated broker-dealers for distributing its annuity products. Commissions paid to these broker-dealers totaled $1.2 million, $0.6 million and $1.9 million in 2010, 2009 and 2008, respectively. These affiliated broker-dealers represented approximately 1.0 percent, 0.4 percent and 2.0 percent of premiums received in 2010, 2009 and 2008, respectively.

Pursuant to a Service and Expense Agreement, American International Group provides, or causes to be provided, administrative, marketing, accounting, occupancy, and data processing services to the Company. The Company is billed in accordance with Regulation 30 or Regulation 33, as applicable, of the New York Insurance Department, and billed amounts do not exceed the cost to American International Group. Amounts paid for services rendered pursuant to this agreement were $13.9 million, $10.9 million and $14.0 million in 2010, 2009 and 2008, respectively. The component of such costs that relate to the production or acquisition of new business during these periods amounted to $2.3 million, $1.3 million and $3.4 million in 2010, 2009 and 2008, respectively, and is deferred and amortized as part of DAC. The other components of these costs are included in general and administrative expenses in the statements of income (loss).

An affiliate of the Company is responsible for the administration of the Company's fixed annuity contracts and is reimbursed for the cost of administration. Costs charged to the Company to administer these policies were approximately $3.2 million, $3.5 million and $2.6 million in 2010, 2009 and 2008, respectively. Additionally, costs charged to the Company for marketing such policies amounted to $4.2 million, $5.0 million and $4.1 million for the years ended December 31, 2010, 2009 and 2008, respectively, and are deferred and amortized as part of DAC. The Company believes these costs are less than the Company would have incurred to administer these policies internally.

Pursuant to an Investment Advisory Agreement, the majority of the Company's invested assets are managed by an affiliate of the Company. The allocation of such costs for investment management services is based on the level of assets under management. The investment management fees incurred were $4.7 million, $2.9 million and $2.9 million in 2010, 2009 and 2008, respectively.

The Company incurred $0.5 million of management fee expense to an affiliate of the Company to administer its securities lending program during the year ended December 31, 2008. There were no management fees incurred in 2010 and 2009.

On February 1, 2004, the Company entered into an administrative services agreement with its affiliate AIG SunAmerica Asset Management Corp. ("SAAMCo"), whereby SAAMCo will pay to the Company a fee based on a percentage on all assets invested through the Company's variable annuity products in exchange for services performed. SAAMCo is the investment advisor for certain trusts that serve as investment options for the Company's variable annuity products. Amounts earned by the Company under this agreement totaled $2.1 million, $1.8 million and $2.2 million in 2010, 2009 and 2008, respectively, and are included in variable annuity fees in the statements of income (loss).

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

14.2 OTHER RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has a support agreement in effect between the Company and American International Group (the "Support Agreement"), pursuant to which American International Group will cause the Company to maintain a contract holders' surplus of not less than $1.0 million or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, American International Group will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by American International Group to any person of any obligations of the Company. American International Group may terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Contract holders have the right to cause the Company to enforce its rights against American International Group and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such contract holder when due, have the right to enforce the Support Agreement directly against American International Group. See Note 16 for more information regarding the Support Agreement.

The Company's insurance policy obligations for individual and group contracts issued prior to January 31, 2008, at 4:00 p.m. Eastern Time, are guaranteed (the "Guarantee") by American Home Assurance Company ("American Home"), a subsidiary of American International Group and an affiliate of the Company. American Home files statutory annual and quarterly reports with the New York State Insurance Department, through which such reports are available to the public.

As of January 31, 2008, at 4:00 p.m. Eastern Time (the "Point of Termination"), the Guarantee by American Home was terminated for prospectively issued contracts. The Guarantee will not cover any contracts with a date of issue later than the Point of Termination. The Guarantee will, however, continue to cover insurance obligations on contracts issued by the Company with a date of issue earlier than the Point of Termination, including obligations arising from purchase payments received with respect to these contracts after the Point of Termination. The Guarantee provides that the contract owners owning contracts issued by the Company with a date of issue earlier than the Point of Termination can enforce the Guarantee directly against American Home.

15.  EMPLOYEE BENEFIT PLANS

15.1 EMPLOYEE RETIREMENT PLAN

Employees of American International Group, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.1 EMPLOYEE RETIREMENT PLAN (CONTINUED)

The AIG Retirement Plan (the "AIG U.S. Plan") is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees of American International Group and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than five years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

The following table sets forth the funded status of the AIG US retirement plan.

                                         December 31, 2010  December 31, 2009
                                         -----------------  -----------------
                                                    (In millions)
Fair value of plan assets                $           3,425  $           3,362
Less projected benefit obligation                    3,878              3,687
                                         -----------------  -----------------
  Funded status                          $            (453) $            (325)
                                         =================  =================

The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2010 and 2009 are set forth in the table below:

                                         December 31, 2010  December 31, 2009
                                         -----------------  -----------------
Discount rate                                   5.5%               6.0%
Rate of compensation increase (average)         4.0%               4.0%
Measurement date                         December 31, 2010  December 31, 2009
Medical cost trend rate                         N/A                N/A

In 2010 and 2009, American International Group allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $0.2 million, $0.2 million and $0.1 million for 2010, 2009 and 2008, respectively.

The American General Corporation ("AGC") retirement plan was merged into the AIG U.S. Plan effective January 1, 2002. Benefits for AGC participants were changed effective January 1, 2003 to be substantially similar to the AIG U.S. Plan's benefits subject to grandfathering requirements.

SAFGRS employees began participation and accruing benefits in the AIG U.S. Plan commencing January 1, 2003. Vesting in the AIG U.S. plan begins on the later of January 1, 1999 or date of hire for SAFGRS employees.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.1 EMPLOYEE RETIREMENT PLAN (CONTINUED)

Effective July 1, 2009, a cost of living adjustment was provided in the AIG U.S. Plan to all retirees who retired prior to January 1, 2004. The increase was 1% of the original monthly benefit for each year of retirement prior to January 1, 2004, limited to 5 years, and not greater than $300 per month.

The 2009 AIG U.S. Plan information reflects the impact of divestitures of HSB Group, Inc. ("HSB"), 21st Century Insurance Group et al ("PAG"), A. I. Credit Crop. Life segment ("AI Credit Life"), Transatlantic Reinsurance and the impact of reductions-in-force during 2009.

The 2010 AIG U.S. Plan information reflects the impact of divestitures of A. I. Credit Corp P & C segment ("AI Credit P&C"), AIG Global Asset Management Holdings Corp. et al ("Bridge"), American Life Insurance Company et al ("ALICO") and American General Finance et al ("AGF") during 2010.

American International Group also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by American International Group's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan ("SERP"), which provides additional retirement benefits to designated executives. The results in this note do not include the nonqualified plans.

15.2 POSTRETIREMENT BENEFIT PLANS

American International Group's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $5 million. The maximum life insurance benefit prior to age 70 is $32,500, with a maximum $25,000 thereafter.

Effective January 1, 1993, both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5,000 for retirement at age 55 through 59 and $10,000 for retirement at ages 60 through 64 and $15,000 from retirement at ages 65 and over.

American International Group's U.S. postretirement medical and life insurance benefits obligations as of December 31, 2010 and 2009 were $279 million and $274 million, respectively. These obligations are not funded currently. The Company had no allocated share of other postretirement benefit plan expenses in 2010, 2009 and 2008.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that American International Group will receive for 2010 is $3.1 million.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.2 POSTRETIREMENT BENEFIT PLANS (CONTINUED)

Amounts for four Puerto Rico postretirement medical plans have also been included in the 2010 and 2009 figures.

The 2009 postretirement medical plan information reflects the impact of divestitures of HSB, PAG, AI Credit Life and Transatlantic Reinsurance and the impact of reductions-in-force during 2009.

As sponsor of the AIG U.S. Plan and other postretirement and defined contribution benefit plans, American International Group is ultimately responsible for the conduct of these plans. The Company is not directly liable for obligations under the plan; its direct obligations result from American International Group's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

Additionally, the Company is jointly and severally responsible with American International Group and other participating companies for funding obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other American International Group subsidiaries (the ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the American International Group ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

15.3 OTHER PLANS

Some of the Company's officers and key employees could receive compensation pursuant to awards under several share-based employee compensation plans. Details of these plans are published in American International Group's regulatory filings with the SEC. American International Group currently settles share option exercises and other share awards to participants by issuing shares it previously acquired and holds in its treasury account. American International Group allocated $1.8 million, $0.4 million and $1.2 million during 2010, 2009 and 2008, respectively, of these stock options and certain other deferred compensation programs to the Company.

In December 2009, American International Group established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights ("SARs") if certain performance metrics are met. During 2010 and 2009, American International Group allocated $1.7 million in 2010 and none in 2009 and 2008 for expenses incurred under this plan.

In addition to several small defined contribution plans, American International Group sponsors a voluntary savings plan for U.S. employees, the AIG Incentive Savings Plan, which provides for salary reduction contributions by employees and matching U.S. contributions by American International Group of up to seven percent of annual salary depending on the employees' years of service and subject to certain compensation limits. Pre-tax expense associated with this plan was $0.2 million, $0.1 million and $0.1 million in 2010, 2009 and 2008, respectively.

Starr International Company, Inc. ("SICO") has provided a series of two-year Deferred Compensation Profit Participation Plans ("SICO Plans") to certain employees of American International Group, its subsidiaries and affiliates. The SICO Plans were created in 1975 when the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset is American International Group common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including the Company.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.3 OTHER PLANS (CONTINUED)

None of the costs of the various benefits provided under the SICO Plans has been paid by the Company, although the Company has recorded a charge to reported earnings for the deferred compensation amounts paid to employees of the Company or its subsidiaries and affiliates by SICO and allocated to the Company, with an offsetting amount credited to additional paid-in capital reflecting amounts considered to be contributed by SICO. Compensation expense with respect to the SICO Plans aggregated $0.2 million in each of 2010, 2009 and 2008, and is included in general and administrative expenses in the statements of income
(loss). Additionally, a corresponding increase to additional paid-in capital was recorded in each year.

15.4 POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

American International Group provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and COBRA medical subsidies. The costs of these plans are borne by American International Group.

16. SUBSEQUENT EVENTS

EVENTS RELATED TO AMERICAN INTERNATIONAL GROUP

On January 14, 2011, American International Group completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, American International Group repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under American International Group's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of American International Group's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of American International Group common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of American International Group's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of American International Group common stock; and (iii) the shares of American International Group's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of American International Group's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of American International Group common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued American International Group common stock, representing ownership of approximately 92 percent of the outstanding American International Group common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of American International Group common stock on the open market.

On March 10, 2011, American International Group submitted a binding bid to the New York Fed to purchase all of the RMBS owned by ML II for $15.7 billion in cash. If the New York Fed accepted the binding bid, it was anticipated that the Company (along with certain other American International Group companies) would be a purchaser of certain of these RMBS. On March 30, 2011, the New York Fed announced that it was declining American International Group's offer to purchase all of the RMBS held in the ML II portfolio and instead would sell these securities through a competitive process.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

16.  SUBSEQUENT EVENTS (CONTINUED)

OTHER RELATED PARTY TRANSACTIONS

On March 30, 2011, American International Group and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that American International Group would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level Risk Based Capital ("RBC") (as defined under applicable insurance laws). The CMA also provides that if the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its shareholders in an amount in excess of that required to maintain the specified minimum percentage. The CMA replaced the existing Support Agreement in effect between American International Group and the Company (see Note 14.2), which agreement was terminated by American International Group in accordance with its terms on April 24, 2011.

                        THE UNITED STATES LIFE INSURANCE
                        COMPANY IN THE CITY OF NEW YORK

                              UNAUDITED PRO FORMA
                            CONDENSED FINANCIAL DATA
                            AS OF DECEMBER 31, 2010

On December 31, 2011, First SunAmerica Life Insurance Company ("FSA") will merge with and into The United States Life Insurance Company in the City of New York ("USL" or the "Company") (the "Merger"). USL is a wholly-owned subsidiary of AGC Life Insurance Company (the "Parent") and FSA is a wholly-owned subsidiary of SunAmerica Life Insurance Company ("SALIC"), and their ultimate parent, American International Group, Inc. ("AIG"). The primary purpose of the merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of USL, and are based on the historical financial data prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") of USL and FSA. The Unaudited Pro Forma Condensed Financial Statements of USL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining USL's and FSA's results of operations as if USL and FSA had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements of USL and FSA.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                                      December 31, 2010
                                                                  --------------------------------------------------------------
                                                                                                     Pro Forma        Pro Forma
                                                                        USL             FSA         Adjustments       Combined
                                                                  ---------------  -------------  ----------------   -----------
                                                                                  (In Millions, except share data)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair value      $       9,448    $      7,088   $         --      $    16,536
 Fixed maturity securities, trading, at fair value                            67              41             --              108
 Equity securities, available for sale, at fair value                          7              --             --                7
 Mortgage and other loans receivable, net                                    734             459             --            1,193
 Policy loans                                                                216              16             --              232
 Investment real estate                                                       22               3             --               25
 Partnerships and other invested assets                                      136              --             --              136
 Short-term investments                                                      826           1,844             --            2,670
 Derivative assets, at fair value                                             --               3             --                3
                                                                  --------------   -------------  -------------      -----------
Total investments                                                         11,456           9,454             --           20,910

Cash                                                                           5              17             --               22
Accrued investment income                                                    120              72             --              192
Reinsurance receivables                                                      285              --             32(c)           317
Deferred policy acquisition costs and sales inducements                      265             318             --              583
Deferred sales inducements                                                    --              93             --               93
Income taxes receivable                                                       19              --            (19)(a)           --
Other assets                                                                 104               2             --              106
Separate account assets, at fair value                                        83             680             --              763
                                                                  --------------   -------------  -------------      -----------
TOTAL ASSETS                                                       $      12,337    $     10,636  $          13      $    22,986
                                                                  ==============   =============  =============      ===========

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits                                            $       5,053    $          6  $          24(c)   $     5,083
 Policyholder contract deposits                                            4,077           8,629              8(c)        12,714
 Policy claims and benefits payable                                          270              --              3(c)           273
 Other policyholders' funds                                                  409              --             --              409
 Income taxes payable                                                         --              57            (19)(a)           38
 Derivative liabilities                                                       16              --             --               16
 Other liabilities                                                           139              96             (3)(c)          232
 Separate account liabilities                                                 83             680             --              763
                                                                  --------------   -------------  -------------      -----------
TOTAL LIABILITIES                                                         10,047           9,468             13           19,528
                                                                  --------------   -------------  -------------      -----------

SHAREHOLDER'S EQUITY:
 Common stock, $2 par value, 1,980,658 shares authorized,
 issued and outstanding                                                        4               3             (3)(b)            4
 Additional paid-in capital                                                2,187           1,886              3 (b)        4,076
 Accumulated deficit                                                        (249)           (806)            --           (1,055)
 Accumulated other comprehensive income                                      348              85             --              433
                                                                  --------------   -------------  -------------      -----------
TOTAL SHAREHOLDER'S EQUITY                                                 2,290           1,168             --            3,458
                                                                  --------------   -------------  -------------      -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                         $      12,337    $     10,636  $          13     $     22,986
                                                                  ==============   =============  =============      ===========

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                                            For the year ended December 31, 2010
                                                                -------------------------------------------------------------
                                                                                                   Pro Forma      Pro Forma
                                                                    USL              FSA          Adjustments      Combined
                                                                -------------    -----------    ----------------  -----------
                                                                                         (In Millions)
REVENUES:
 Premiums and other considerations                              $        512     $       --     $       (4)(d)    $      508
 Net investment income                                                   747            464             --             1,211
 Net realized investment losses                                          (63)           (59)            --              (122)
 Insurance charges                                                       191              5             --               196
 Other                                                                    35             21              6(d)             62
                                                                ------------     ----------     ----------        ----------
TOTAL REVENUES                                                         1,422            431              2             1,855
                                                                ------------     ----------     ----------        ----------
BENEFITS AND EXPENSES:
 Policyholder benefits                                                   787              5              4(e)            796
 Interest credited on policyholder contract deposits                     159            288             (1)(d,e)         446
 Amortization of deferred policy acquisition costs                        48             37             --                85
 Amortization of deferred sales inducements                               --             13             --                13
 General and administrative expenses, net of deferrals                   118             68             (1)(e)           185
 Commissions, net of deferrals                                           100              5             --               105
                                                                ------------     ----------     ----------        ----------
TOTAL BENEFITS AND EXPENSES                                            1,212            416              2             1,630
                                                                ------------     ----------     ----------        ----------
INCOME BEFORE INCOME TAX BENEFIT                                         210             15             --               225

INCOME TAX BENEFIT:
 Current                                                                 (30)            --             --               (30)
 Deferred                                                                (64)           (90)            --              (154)
                                                                ------------     ----------     ----------        ----------
TOTAL INCOME TAX BENEFIT                                                 (94)           (90)            --              (184)
                                                                ------------     ----------     ----------        ----------
NET INCOME                                                      $        304     $      105     $       --         $     409
                                                                ============     ==========     ==========        ==========

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (continued)

                                                                           For the year ended December 31, 2009
                                                               -------------------------------------------------------------
                                                                                                  Pro Forma       Pro Forma
                                                                     USL             FSA         Adjustments      Combined
                                                               ---------------  -------------  ----------------  -----------
                                                                                         (In Millions)
REVENUES:
 Premiums and other considerations                             $          571   $        --    $         (5)(d)  $      566
 Net investment income                                                    716            353             --           1,069
 Net realized investment losses                                          (145)          (124)            --            (269)
 Insurance charges                                                        196              7             --             203
 Other                                                                     33             19              6 (d)          58
                                                               --------------   ------------   ------------      ----------
TOTAL REVENUES                                                          1,371            255              1           1,627
                                                               --------------   ------------   ------------      ----------

BENEFITS AND EXPENSES:
 Policyholder benefits                                                    820              4              4(e)          828
 Interest credited on policyholder contract deposits                      166            255             (2)(d,e)       419
 Amortization of deferred policy acquisition costs                         46             37             --              83
 Amortization of deferred sales inducements                                 -             (1)            --              (1)
 General and administrative expenses, net of deferrals                    142             14             (1)(e)         155
 Commissions, net of deferrals                                            109              3             --             112
                                                               --------------   ------------   ------------      ----------
TOTAL BENEFITS AND EXPENSES                                             1,283            312              1           1,596
                                                               --------------   ------------   ------------      ----------

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)                          88            (57)            --              31

INCOME TAX EXPENSE (BENEFIT):
 Current                                                                   14            (63)            --             (49)
 Deferred                                                                  24             45             --              69
                                                               --------------   ------------   ------------      ----------
TOTAL INCOME TAX EXPENSE (BENEFIT)                                         38            (18)            --              20
                                                               --------------   ------------   ------------      ----------

NET INCOME (LOSS)                                              $           50   $        (39)  $         --     $        11
                                                               ==============   ============   ============      ==========


        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (continued)

                                                                         For the year ended December 31, 2008
                                                             -------------------------------------------------------------
                                                                                                Pro Forma       Pro Forma
                                                                  USL             FSA          Adjustments      Combined
                                                             ---------------  -------------  ----------------  -----------
                                                                                      (In Millions)
REVENUES:
 Premiums and other considerations                           $          889   $         --   $         (5)(d)  $      884
 Net investment income                                                  750            326             --           1,076
 Net realized investment losses                                      (2,231)        (1,562)            --          (3,793)
 Insurance charges                                                      197              9             --             206
 Other                                                                   32             21              6(d)           59
                                                             --------------   ------------   ------------      ----------
TOTAL REVENUES                                                         (363)        (1,206)             1          (1,568)
                                                             --------------   ------------   ------------      ----------

BENEFITS AND EXPENSES:
 Policyholder benefits                                                1,130              9              4(e)        1,143
 Interest credited on policyholder contract deposits                    186            207             (3)(d,e)       390
 Amortization of deferred policy acquisition costs                       19            (34)            --             (15)
 Amortization of deferred sales inducements                              --            (14)            --             (14)
 General and administrative expenses, net of deferrals                  140             12             --             152
 Commissions, net of deferrals                                          123              2             --             125
                                                             --------------   ------------   ------------      ----------
TOTAL BENEFITS AND EXPENSES                                           1,598            182              1           1,781
                                                             --------------   ------------   ------------      ----------

LOSS BEFORE INCOME TAX EXPENSE                                       (1,961)        (1,388)            --          (3,349)

INCOME TAX EXPENSE (BENEFIT):
 Current                                                               (413)            (5)            --            (418)
 Deferred                                                               461             20             --             481
                                                             --------------   ------------   ------------      ----------
TOTAL INCOME TAX EXPENSE                                                 48             15             --              63
                                                             --------------   ------------   ------------      ----------

NET LOSS                                                     $       (2,009)  $     (1,403)  $         --      $   (3,412)
                                                             ==============   ============   ============      ==========

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1.     GENERAL

The following notes set forth the assumptions used in preparing the unaudited pro forma condensed financial statements. The pro forma adjustments are based on estimates made by USL's management using information currently available.

2.     PRO  FORMA  ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

       (A) Reclassification of USL's income tax receivable to income tax payable for a net presentation.

       (B) Reclassification of FSA's common stock to additional paid-in capital as a result of the merger.

       (C)     Gross-up  of  FSA's  reinsurance  balances.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

       (D) Reclassification of FSA's ceded premium and supplementary contracts with life contingencies to conform presentations.

       (E) Reclassification of FSA's life benefits to conform presentations.

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements of FS Variable Separate Account are included in Part B of this Registration Statement:
     -   Report of Independent Registered Public Accounting Firm
     -   Statements of Assets and Liabilities as of December 31, 2010
     -   Schedules of Portfolio Investments as of December 31, 2010
     - Statements of Operations for the year ended December 31, 2010, except as indicated
     - Statements of Changes in Net Assets for the years ended December 31, 2010 and 2009, except as indicated
     -   Notes to Financial Statements

The following financial statements of The United States Life Insurance Company in the City of New York are included in Part B of this Registration Statement:
     -   Report of Independent Registered Public Accounting Firm
     -   Balance Sheets as of December 31, 2010 and 2009
     - Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008
     - Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008
     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 and 2008
     - Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
     -   Notes to Financial Statements

The following financial statements of First SunAmerica Life Insurance Company are included in Part B of this Registration Statement:
     -   Report of Independent Registered Public Accounting Firm
     -   Balance Sheets as of December 31, 2010 and 2009 (restated)
     - Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)
     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)
     - Statements of Cash Flows for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)
     -   Notes to Financial Statements

The following Unaudited Pro Forma Condensed Financial Data of The United States Life Insurance Company in the City of New York are included in Part B of this Registration Statement:
     -   Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2010
     - Unaudited Pro Forma Condensed Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008
     -   Notes to Financial Statements

(b) Exhibits

(1)   Resolutions Establishing Separate Account...................................    3
(2)   Custody Agreements..........................................................    Not Applicable
(3)   (a)     Form of Distribution Agreement......................................    14
      (b)     Form of Selling Agreement...........................................    14
(4)   (a)     Form of Fixed and Variable Annuity Contract.........................    12
      (b)     Form of IRA Endorsement.............................................    4
      (c)     Form of Nursing Home Rider..........................................    6
      (d)     Form of Optional Guaranteed Living Benefit Endorsement..............    10
      (e)     Form of Extended Legacy Program Guide...............................    11
      (f)     Form of Maximum Anniversary Value Optional Death Benefit
              Endorsement.........................................................    11
      (g)     Merger Endorsement..................................................    14
(5)   Annuity Application Specimen Contract.......................................    4
      (a)     Form of Annuity Application.........................................    11
(6)   Corporate Documents
      (a)     Copy of the Bylaws of The United States Life Insurance Company in
              the City of New York, amended and restated December 4, 2010.........    13
(7)   Reinsurance Contract........................................................    Not Applicable
(8)   Material Contracts
      (a)     Form of Anchor Series Trust Fund Participation Agreement............    1
      (b)     Form of SunAmerica Series Trust Fund Participation Agreement........    1

      (c)     Form of Lord Abbett Series Fund, Inc. Fund Participation Agreement..    2
      (d)     Form of American Funds Insurance Series and SunAmerica Series Trust
              Master-Feeder Fund Participation Agreement..........................    7
      (e)     Form of Franklin Templeton Variable Insurance Products Trust Fund
              Participation Agreement.............................................    8
      (e)(1)  Form of Amendment to Franklin Templeton Variable Insurance Products
              Trust Fund Participation Agreement..................................    14
      (f)     AIM Variable Insurance Funds (Invesco Variable Insurance Funds) Fund
              Participation Agreement.............................................    9
      (g)     Form of Seasons Series Trust Fund Participation Agreement...........    5
      (h)     Form of Letter of Consent to the Assignment of the Fund
              Participation Agreement.............................................    14
(9)   Opinion of Counsel and Consent of Depositor.................................    Filed Herewith
(10)  Consent of Independent Registered Public Accounting Firm....................    Filed Herewith
(11)  Financial Statements Omitted from Item 23...................................    Not Applicable
(12)  Initial Capitalization Agreement............................................    Not Applicable
(13)  Other
      (a)     Power of Attorney -- The United States Life Insurance Company in the
              City of New York Directors..........................................    Filed Herewith
      (b)     Capital Maintenance Agreement of American International Group,
              Inc. ...............................................................    14
      (c)     Agreement and Plan of Merger including the Charter of The United
              States Life Insurance Company in the City of New York as the
              Surviving Corporation...............................................    14


--------

1 Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No. 7, File Nos. 033-85014 and 811-08810, filed January 30, 1998, Accession No. 0000950148-98-000132.

2 Incorporated by reference to Post-Effective Amendment No. 18 and Amendment No. 20, File Nos. 033-85014 and 811-08810, filed November 27, 2002, Accession No. 0000950148-02-002786.

3 Incorporated by reference to Initial Registration Statement to File Nos. 333-102137 and 811-08810, filed December 23, 2002, Accession No. 0000898430-02-
   004616.

4 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-102137 and 811-08810, filed August 14, 2003, Accession No. 0001193125-03-036541.

5 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-118218 and 811-08369, filed on December 10, 2004, Accession No. 0001193125-04-210437.

6 Incorporated by reference to Post-Effective Amendment No. 10 and Amendment No. 11, File Nos. 333-102137 and 811-08810, filed on September 21, 2006,
   Accession No. 0000950124-06-005436.

7 Incorporated by reference to Post-Effective Amendment No. 13 and Amendment No. 14, File Nos. 333-102137 and 811-08810, filed April 30, 2007, Accession
   No. 0000950124-07-002498.

8 Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No. 6, File Nos. 333-146433 and 811-08810, filed on April 28, 2008, Accession No. 0000950148-08-000098.

9 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No. 7, File Nos. 333-146491 and 811-08810, filed on August 26, 2010, Accession No. 0000950123-10-081251.

10 Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No.
   4, File Nos. 333-157198 and 811-08810, filed on August 30, 2010, Accession No. 0000950123-10-082181.

11 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No.
   1, File Nos. 333-172004 and 811-08810, filed on April 27, 2011, Accession No. 0000950123-11-040083.

12 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No.
   1, File Nos. 333-175415 and 811-08810, filed on November 1, 2011, Accession No. 0000950123-11-093973.

13 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No.
   2, File Nos. 333-171493 and 811-04865-01, filed on May 2, 2011, Accession No.
   0001193125-11-120900.

14 Incorporated by reference to Initial Registration Statement, File Nos. 333-
   178841 and 811-08810, filed on January 3, 2012, Accession No. 0000950123-11-
   104741.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                                    POSITIONS AND OFFICES WITH DEPOSITOR
NAMES AND PRINCIPAL BUSINESS        THE UNITED STATES LIFE INSURANCE COMPANY IN THE
ADDRESS                             CITY OF NEW YORK
----------------------------        --------------------------------------------------
William J. Carr(1)............      Director
William J. Kane(3)............      Director
Mary Jane B. Fortin(2)........      Director, Chairman, President and Chief Executive
                                    Officer
Don W. Cummings(4)............      Director, Senior Vice President and Chief
                                    Financial Officer
Kyle L. Jennings(2)...........      Director, Executive Vice President, General
                                    Counsel and Secretary
Scott Harris Richland(6)......      Director
R. Lawrence Roth(16)..........      Director
David R. Armstrong(7).........      President and Chief Executive Officer -- Benefit
                                    Solutions
Ronald J. Harris(8)...........      President -- Matrix Direct
Jeffrey H. Carlson(2).........      Executive Vice President, Chief Service and
                                    Information Officer
Steven D. Anderson(2).........      Senior Vice President
Erik A. Baden(2)..............      Senior Vice President -- Chief Marketing Officer
Wayne A. Barnard(2)...........      Senior Vice President and Illustration Actuary
Robert M. Beuerlein(4)........      Senior Vice President and Chief and Appointed
                                    Actuary
Donna A. Fahey(7).............      Senior Vice President
Brad Gabel(9).................      Senior Vice President, Chief Underwriter
John Gatesman(2)..............      Senior Vice President
Robert F. Herbert, Jr.(4).....      Senior Vice President
Glen D. Keller(4).............      Senior Vice President
Stephen Kennedy(4)............      Senior Vice President
Frank A. Kophamel(4)..........      Senior Vice President
Simon J. Leech(4).............      Senior Vice President
Richard D. McFarland(4).......      Senior Vice President
Laura W. Milazzo(4)...........      Senior Vice President
Larry Nisenson(2).............      Senior Vice President
Barry Pelletteri(7)...........      Senior Vice President
John W. Penko(4)..............      Senior Vice President
Rodney E. Rishel(2)...........      Senior Vice President
Dale W. Sachtleben(10)........      Senior Vice President
Durr Sexton(2)................      Senior Vice President
Edward F. Bacon(4)............      Vice President
Joan M. Bartel(2).............      Vice President
Robert L. Beauchamp(11).......      Vice President
Walter E. Bednarski(7)........      Vice President, Treasurer and Controller
Michael B. Boesen(4)..........      Vice President
Mark Bolding(11)..............      Vice President
David R. Brady(5).............      Vice President
Stephen J. Brenneman(12)......      Vice President
David W. Butterfield(7).......      Vice President
Dan Chamberlain(4)............      Vice President
Mark E. Childs(4).............      Vice President
Lawrence C. Cox(2)............      Vice President
Jay Drucker(2)................      Vice President
Farideh N. Farrokhi(4)........      Vice President and Assistant Secretary
Royce Fithen(13)..............      Vice President
Maike George(4)...............      Vice President
Richard L. Gravette(4)........      Vice President and Assistant Treasurer
Lori S. Guadagno(5)...........      Vice President
Daniel J. Gutenberger(9)......      Vice President and Medical Director

                                    POSITIONS AND OFFICES WITH DEPOSITOR
NAMES AND PRINCIPAL BUSINESS        THE UNITED STATES LIFE INSURANCE COMPANY IN THE
ADDRESS                             CITY OF NEW YORK
----------------------------        --------------------------------------------------
Michael Harrison(11)..........      Vice President
Roger E. Hahn(2)..............      Vice President and Chief Investment Officer
Joel H. Hammer(5).............      Vice President
William P. Hayes(14)..........      Chief Compliance Officer
Tim Heslin(2).................      Vice President
Keith C. Honig(1).............      Vice President
Stephen D. Howard(4)..........      Vice President
Donald E. Huffner(5)..........      Vice President and Real Estate Investment Officer
S. Caitlin Irby(2)............      Vice President
Walter Irby(2)................      Vice President
Karen M. Isaacs(7)............      Vice President
Sharla A. Jackson(13).........      Vice President
Wesley Jarvis(7)..............      Vice President
Debra H. Kile(11).............      Vice President and Medical Director
Randy J. Marash(7)............      Vice President
W. Larry Mask(2)..............      Vice President, Real Estate Investment Officer and
                                    Assistant Secretary
Lochlan O. McNew(2)...........      Vice President and Investment Officer
Beverly A. Meyer(9)...........      Vice President
Deanna D. Osmonson(4).........      Vice President
Rembert R. Owen, Jr.(2).......      Vice President, Real Estate Investment Officer and
                                    Assistant Secretary
Carin M. Phelan(2)............      Vice President
Glenn H. Plotkin(9)...........      Vice President
John R. Rafferty(11)..........      Vice President
Debbie Runge(11)..............      Vice President, Human Resources
Imad A. Salman(7).............      Vice President
Carly Sanchez(11).............      Vice President and Chief Diversity Officer
Michael Sibley(15)............      Vice President
Brian Smith(7)................      Vice President, Finance
T. Clay Spires(4).............      Vice President and Tax Officer
Dale Stewart(4)...............      Vice President and General Auditor
Richard P. Vegh(7)............      Vice President
Jeffrey L. Winkelmann(9)......      Vice President
Lauren W. Jones(2)............      Chief Counsel -- Business Lines and Assistant
                                    Secretary


--------

(1)    147 Warrenton Drive, Houston, TX 77024

(2)    2929 Allen Parkway, Houston, TX 77019

(3)    10816 Andora Avenue, Chatsworth, CA 91311

(4)    2727-A Allen Parkway, Houston, TX 77019

(5)    599 Lexington Avenue, New York, NY 10022

(6)    1685 Rico Place, Palos Verdes Ests., CA 90274

(7)    3600 Route 66, Neptune, NJ 07754

(8)    9640 Granite Ridge Dr., San Diego, CA 92123

(9)    1200 N. Mayfair Road, Milwaukee, WI 53226

(10)   3051 Hollis Drive, Springfield, IL 62704

(11)   2727 Allen Parkway, Houston, TX 77019

(12)   600 King Street, Wilmington, DE 19801

(13)   205 E. 10th Avenue, Amarillo, TX 79101

(14)   Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311

(15)   Walnut Glen Tower, 8144 Walnut Hill Lane, Dallas, TX 75231

(16)   One World Financial Center, 200 Liberty Street, New York, NY 10281

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Registrant is a separate account of The United States Life Insurance Company in the City of New York ("Depositor"). The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0001047469-11-001283, filed on February 24, 2011. Exhibit 21 is incorporated herein by reference.

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of December 1, 2011, the number of Polaris Retirement Protector contracts funded by FS Variable Separate Account was 1 of which 1 were qualified contracts and 0 were non-qualified contracts.

ITEM 28.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:

     SunAmerica Annuity and Life Assurance Company -- Variable Separate Account SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account One
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account
     Two
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Four
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Five
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Seven
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Nine
     The United States Life Insurance Company in the City of New York -- FS Variable Separate Account
     The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account One
     The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Two
     The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Five
     Anchor Series Trust
     SunAmerica Series Trust
     SunAmerica Equity Funds
     SunAmerica Income Funds
     SunAmerica Focused Series, Inc.
     SunAmerica Money Market Funds, Inc.
     SunAmerica Senior Floating Rate Fund, Inc.

(b) Directors, Officers and principal place of business:

OFFICER/DIRECTORS*                               POSITION
------------------                               --------
Peter A. Harbeck.........   Director
James T. Nichols.........   Director, President & Chief Executive Officer
Stephen A. Maginn(1).....   Director, Chief Distribution Officer
Frank Curran.............   Vice President, Controller, Financial Operation
                            Principal and Chief Financial Officer, Treasurer
James D. Siegel..........   Chief Compliance Officer
John T. Genoy............   Vice President
Mallary L. Reznik(2).....   Vice President
Christine A. Nixon(2)....   Secretary
Virginia N. Puzon(2).....   Assistant Secretary


--------

  * Unless otherwise indicated, the principal business address of SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

  (1)  Principal business address is 21650 Oxnard Street, Woodland Hills, CA
       91367.

  (2) Principal business address is 1 SunAmerica Center, Los Angeles, California 90067.

(c) SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at One World Financial Center, 200 Liberty Street, New York, New York 10281 or at The United States Life Insurance Company in the City of New York's Administrative Offices located at 21650 Oxnard Avenue, Woodland Hills, California 91367.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

GENERAL REPRESENTATIONS

The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.

UNDERTAKINGS OF THE REGISTRANT

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 16th day of December, 2011.

                                        FS VARIABLE SEPARATE ACCOUNT
                                        (Registrant)

                                        By: THE UNITED STATES LIFE INSURANCE
                                            COMPANY
                                            IN THE CITY OF NEW YORK
                                            (On behalf of the Registrant and
                                            itself)

                                        By: /s/ DON W. CUMMINGS
                                            ------------------------------------
                                            DON W. CUMMINGS
                                            SENIOR VICE PRESIDENT AND
                                            CHIEF FINANCIAL OFFICER

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Edward F. Bacon, Don W. Cummings, Kyle L. Jennings and Manda Ghaferi, or each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he might or could do in person, including specifically, but without limiting the generality of the foregoing, to (i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws; (ii) make application for and secure any exemptions from the federal securities laws; (iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents, or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

As required by the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.


          SIGNATURE                             TITLE                          DATE
          ---------                             -----                          ----
/s/ MARY JANE B. FORTIN             Director, Chairman, President        December 16, 2011
-----------------------------        and Chief Executive Officer
MARY JANE B. FORTIN

/s/ DON W. CUMMINGS                Director, Senior Vice President       December 16, 2011
-----------------------------        and Chief Financial Officer
DON W. CUMMINGS

/s/ WILLIAM J. CARR                            Director                  December 16, 2011
-----------------------------
WILLIAM J. CARR

/s/ KYLE L. JENNINGS                           Director                  December 16, 2011
-----------------------------
KYLE L. JENNINGS

/s/ WILLIAM J. KANE                            Director                  December 16, 2011
-----------------------------
WILLIAM J. KANE

/s/ SCOTT HARRIS RICHLAND                      Director                  December 16, 2011
-----------------------------
SCOTT HARRIS RICHLAND

/s/ R. LAWRENCE ROTH                           Director                  December 16, 2011
-----------------------------
R. LAWRENCE ROTH

                                  EXHIBIT INDEX

EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
    (9)         Opinion of Counsel and Consent of Depositor
    (10)        Consent of Independent Registered Public Accounting Firm